     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 2007

                                             1933 ACT REGISTRATION NO.
                                             1940 ACT REGISTRATION NO. 811-08651
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM N-6


               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1940
                               AMENDMENT NO. 41

                 LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM
                            VARIABLE LIFE INSURANCE
                           (EXACT NAME OF REGISTRANT)

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                              (NAME OF DEPOSITOR)


               100 Madison Street, Suite 1860, Syracuse, NY 13202
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)


               Depositor's Telephone Number, including Area Code
                                 (315) 428-8400


       Robert O. Sheppard, Esquire                    COPY TO:
Lincoln Life & Annuity Company of New York     Frederick C. Tedeschi,
      100 Madison Street, Suite 1860                   Esquire
            Syracuse NY 13202                 The Lincoln National Life
 (NAME AND ADDRESS OF AGENT FOR SERVICE)          Insurance Company
                                                  One Granite Place
                                                  Concord, NH 03301


           Approximate date of proposed public offering: April 2, 2007

  INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)

                             CROSS REFERENCE SHEET
                            (RECONCILIATION AND TIE)
                     REQUIRED BY INSTRUCTION 4 TO FORM S-6



ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
- -------------------            ----------------------
1                              Cover Page; Highlights
2                              Cover Page
3                              *
4                              Distribution of Policies
5                              LLANY, the Separate Account and the General
                               Account
6(a)                           LLANY, the Separate Account and the General
                               Account
6(b)                           *
9                              Legal Proceedings
10(a)-(c)                      Right-to-Examine Period; Policy Liquidity; Policy
                               Values Reports to Owners; Registration Statement
10(d)                          Policy Liquidity; Policy Values, Transfers and
                               Allocation Among Accounts
10(e)                          Lapse and Reinstatement
10(f)                          Funds -- Voting Rights
10(g)-(h)                      LLANY, the Separate Account and the General
                               Account; Funds -- Substitution of Securities
10(i)                          Premium Features; Transfers and Allocation Among
                               Accounts; Death Benefits; Policy Values; Tax
                               Issues; Payment of Death Benefit Proceeds
11                             Cover Page; Funds
12                             Funds; Financial Statements
13                             Highlights; Charges and Fees
14                             Application; Right-to-Examine Period; The Policy
15                             Premium Features; Right-to Examine Period;
                               Transfers and Allocation Among Accounts
16                             LLANY, the Separate Account and the General
                               Account; Funds
17                             Policy Liquidity; Tranfers and Allocation Among
                               Accounts
18                             LLANY, the Separate Account and the General
                               Account; Policy Values; Financial Statements
19                             Reports to Owners
20                             *
21                             Policy Liquidity -- Policy Loans
22                             LLANY, the Separate Account and the General
                               Account
23                             State Regulation
24                             Other Policy Provisions
25                             LLANY, the Separate Account and the General
                               Account
26                             Highlights; Charges and Fees; Financial
                               Statements

ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
- -------------------            ----------------------
27                             LLANY, the Separate Account and the General
                               Account
28                             Directors and Officers of Lincoln Life
29                             LLANY, the Separate Account and the General
                               Account
30                             *
31                             *
32                             *
33                             *
34                             *
35                             Distribution of Policies
36                             *
37                             *
38                             Distribution of Policies
39                             Distribution of Policies
40                             *
41(a)                          Distribution of Policies
42                             *
43                             *
44                             Funds; Premium Features; Policy Values;
                               Highlights; Financial Statements
45                             *
46                             Policy Liquidity; Policy Values; Charges and
                               Fees; Transfers and Allocation Among Accounts
47                             LLANY, the Separate Account and the General
                               Account; Funds; Policy Values; Transfers and
                               Allocation Among Accounts
48                             *
49                             *
50                             LLANY, the Separate Account and the General
                               Account
51                             Cover Page; Highlights; Death Benefits;
                               Beneficiary; Lapse and Reinstatement; Premium
                               Features; Financial Statements; Transfers and
                               Allocation Among Accounts
52                             Funds
53                             Tax Issues
54                             *
55                             *



* Not Applicable

                    Lincoln Life and Annuity Company of New York


              LLANY Separate Account R for Flexible Premium Variable Life


                              Supplement to Prospectus
                                   April 2, 2007

Merger
On April 2, 2007, Lincoln Life & Annuity Company of New York ("former Lincoln New York") was merged with and into Jefferson Pilot LifeAmerica Insurance Company, a New Jersey domiciled insurance company (the "Merger"). Both companies are indirect subsidiaries of Lincoln National Corporation ("LNC"). LNC is a publicly held insurance and financial services holding company incorporated in Indiana. Simultaneously with the merger, the New York and New Jersey insurance departments approved a redomestication of Jefferson Pilot LifeAmerica Insurance Company from New Jersey to New York as well as a change of the company's name from Jefferson Pilot LifeAmerica Insurance Company to Lincoln Life & Annuity Company of New York ("new Lincoln New York").

Transfer of LLANY Separate Account R for Flexible Premium Variable Life As a part of the merger of the two insurance companies, LLANY Separate Account R for Flexible Premium Variable Life was transferred intact from the former Lincoln New York to the new Lincoln New York (the "Transfer"). The assets and liabilities of the separate account immediately prior to the Merger remains intact and legally separate from any other business of the new Lincoln New York. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer.

As a result of the Merger and the Transfer, your prospectus is amended as follows:

1. All references to Lincoln Life & Annuity Company of New York (Lincoln New York, we, us, and our) refer to the new Lincoln New York unless the former Lincoln Life & Annuity Company of New York is specifically referenced. All references to LLANY Separate Account R for Flexible Premium Variable Life or to the Separate Account refer to LLANY Separate Account R for Flexible Premium Variable Life following its intact transfer to the new Lincoln New York.

2. The section entitled Financial Statements is replaced in its entirety with the following:

The financial statements of the Separate Account, the former Lincoln New York, and the former Jefferson Pilot LifeAmerica Insurance Company, as well as supplemental financial statements of new Lincoln New York reflecting the merger of the two insurance companies are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of the prospectus to the address shown there, or call 1-800-444-2363.

             Please retain this supplement for future reference.

                        SUPPLEMENT DATED AUGUST 13, 2002

 FOR THE FOLLOWING PROSPECTUSES OF PRODUCTS FEATURING THE ELITE SERIES OF FUNDS:

              LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
                       VULcv-II, Dated May 1, 2002, page 6
                      VULcv-III, Dated May 15, 2002, page 6
                        VULdb, Dated May 1, 2002, page 6
                      VULdb-II, Dated May 15, 2002, page 6
                    MoneyGuard VUL, Dated May 1, 2002, page 4

              LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R
                       SVUL-II, Dated May 1, 2002, page 6

         LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
                       VULcv-II, Dated May 1, 2002, page 6
                      VULcv-III, Dated May 15, 2002, page 6
                        VULdb, Dated May 1, 2002, page 6
                      VULdb-II, Dated May 15, 2002, page 6

      LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                         SVUL, Dated May 1, 2002, page 6
                       SVUL-II, Dated May 1, 2002, page 6

Please review this supplement carefully and keep it with your Prospectus, for reference.

The following footnote should be added to the footnotes of the table of Fund Expenses for the Delaware U.S. Growth Series (Standard Class) fund:

     The investment advisor for the Delaware VIP US Growth Series is Delaware Management Company ("DMC"). For the period May 1, 2001 through April 30, 2002, the advisor waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses would not exceed 0.75%. Without such an arrangement, the total operating expense for the Series would have been 0.86% for the fiscal year 2001. Effective May 1, 2002 through April 30, 2003, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses will not exceed 0.80%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows:
     0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1,500 million, 0.50% on assets in excess of $2,500 million, all per year.

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK:
         LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
      LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
         LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT Y


                       SUPPLEMENT DATED FEBRUARY 17, 2003


        TO THE PROSPECTUSES DATED MAY 1, 2002 AND LATER FOR THE PRODUCTS:

                           CV     CV       CV        DB     DB
                 VUL-I, VUL  , VUL  II, VUL  III, VUL  , VUL  II
                            SVUL, SVULII AND SVULIII


Please review this Client Directed Monthly Deduction supplement carefully, because it contains new information not in the Prospectuses. It references and amends a specific section of the Prospectus. Keep this supplement with your Prospectus.

The following amends the description of the "Deductions Made Monthly" or "Monthly Deductions" section of CHARGES AND FEES:

We make various deductions monthly. The monthly deductions, including the cost of insurance charge and charges for supplemental riders or benefits, if any, may be deducted in two ways:

     1) Proportionately from the net accumulation value of each underlying investment option subject to the charge.

     2) From the net accumulation value of specific funds which you have designated.

If you have selected designated funds, and in a given month there is not sufficient value in those funds to cover the monthly deduction, we will take the remaining monthly deduction pro-rata from the rest of the funds in your policy that have value.

If you have not selected designated funds, the monthly deductions will be taken pro-rata from all of the funds in your policy that have value.

You may select or change designated funds at any time prior to a monthly anniversary day by contacting our Administrative Office.

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK:
         LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
      LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                          SUPPLEMENT DATED MAY 1, 2004
                        TO THE PROSPECTUSES FOR PRODUCTS:
                          VUL(CV), SVUL

The information in this supplement updates and amends certain information contained in the last Product Prospectus you received. Keep this supplement with your Prospectus for reference.

The following funds have been added as investment options and the following information should be added to the "Funds" section of the Prospectus:

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., advised by American Century Investment Management, Inc.

     INFLATION PROTECTION FUND (CLASS I): Inflation protection.

AMERICAN FUNDS INSURANCE SERIES

     GLOBAL GROWTH FUND (CLASS 2): Long-term growth.

DELAWARE VIP TRUST

     DIVERSIFIED INCOME SERIES (STANDARD CLASS): Total return. Subadvised by Delaware International Advisers, Ltd.

     *EMERGING MARKETS SERIES (STANDARD CLASS): Capital appreciation. Advised by Delaware International Advisers



FUND EXPENSES: The following information is added to the "Portfolio Expense Table" in your product prospectus.

                                                                                            TOTAL
                                                                                            ANNUAL                      TOTAL FUND
                                                                                             FUND                        OPERATING
                                                                                           OPERATING                     EXPENSES
                                                                                           EXPENSES         TOTAL          WITH
                                                                                            WITHOUT        WAIVERS        WAIVERS
                                               MANAGEMENT       12(b)1       OTHER         WAIVERS OR        AND            AND
                FUND                             FEES(1)          FEE       EXPENSES       REDUCTIONS     REDUCTIONS    REDUCTIONS
- ---------------------------------------------  ----------       ------      --------       ----------     ----------    ----------
American Century Inflation Protection Fund -
Class I                                           0.50%           N/A         0.01%           0.51%          N/A           0.51%
American Funds Global Growth Fund -
Class 2                                           0.66%          0.25%        0.04%           0.95%          N/A           0.95%
Delaware Diversified Income Series -
Standard Class (+)                                0.65%           N/A         0.94%           1.59%        (0.79%)         0.80%
*Delaware Emerging Markets Series -
Standard Class (++)                               1.25%           N/A         0.33%           1.58%        (0.08%)         1.50%

* DEPENDING ON WHEN YOUR POLICY WAS ISSUED, YOUR POLICY MAY ALREADY OFFER THIS FUND AS AN INVESTMENT OPTION.

SUPP-04.04                                            GW S-6 NY

(+) The investment advisor for the Delaware VIP Diversified Income Series is Delaware Management Company ("DMC"). Since inception through April 30, 2004, the advisor contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 0.80%. Without such an arrangement, the total operating expense for the Series would have been 1.59% for the fiscal year 2003. Effective May 1, 2004 through April 30, 2005, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) will not exceed 0.80%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1,500 million, 0.50% on assets in excess of $2,500 million, all per year.

(++) The investment advisor for the Delaware VIP Emerging Markets Series is Delaware International Advisers Ltd. ("DIAL"). For the period May 1, 2002 through April 30, 2004, the advisor contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 1.50%. Without such an arrangement, the total operating expense for the Series would have been 1.58% for the fiscal year 2003. Effective May 1, 2004 through April 30, 2005, DIAL has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) will not exceed 1.50%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 1.25% on the first $500 million, 1.20% on the next $500 million, 1.15% on the next $1,500 million, 1.10% on assets in excess of $2,500 million, all per year.

                  LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK:
        LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
          LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE
          LLANY SEPARATE ACCOUNT S FOR FLEXIBLE PREMIUM VARIABLE LIFE



                         SUPPLEMENT DATED JUNE 25, 2004
                TO THE PROSPECTUSES FOR THE FOLLOWING PRODUCTS:

   VUL(CV), VUL(CV)-II, VUL(CV)-III, VUL(DB), VUL(DB)-II, VUL(FLEX), VUL(ONE),
                            SVUL, SVUL-II, SVUL-III,
                            CVUL SERIES III AND LCV4




The information in this supplement updates and amends certain information contained in the last Product Prospectus you received. Keep this supplement with your Prospectus for reference.


         Effective July 30, 2004, all references to "Delaware Large Cap Value Series" are replaced with "Delaware Value Series". All references to the fund's investment objective are replaced with "long-term capital appreciation".















SUPP-04.16

                   Lincoln Life & Annuity Company of New York:
         Lincoln Life & Annuity Flexible Premium Variable Life Account M
      LLANY Separate Account R for Flexible Premium Variable Life Insurance

                          Supplement Dated May 1, 2005
                        To the Prospectuses for Products:
                                   VULCV, SVUL

The information in this supplement updates and amends certain information contained in the last Product Prospectus you received. Keep this supplement with your Prospectus for reference.

The following funds have been added as investment options and will be available as of May 16, 2005. The following information should be added to the "Funds" section of the Prospectus:

Lincoln Variable Insurance Products Trust, advised by Delaware Management
Company

         Aggressive Profile Fund (Standard Class): Capital appreciation. (Subadvised by Wilshire Associates Incorporated)

         Conservative Profile Fund (Standard Class): Current income. (Subadvised by Wilshire Associates Incorporated)

         Moderate Profile Fund (Standard Class): Total return.
         (Subadvised by Wilshire Associates Incorporated)

         Moderately Aggressive Profile Fund (Standard Class): Growth and income. (Subadvised by Wilshire Associates Incorporated)

Fund Expenses: The following information is added to the "Portfolio Expense Table" in your product prospectus.

                                                                                          Total
                                                                                          Annual                        Total Fund
                                                                                           Fund                         operating
                                                                                        Operating                        expenses
                                                                                         Expenses          Total           with
                                                                                         Without          waivers        waivers
                                              Management      12(b)1        Other       waivers or          and            and
                Fund                            Fees(1)         Fee       Expenses      reductions      reductions      reductions
                ----                            -------         ---       --------      ----------      ----------      ----------
Aggressive Profile Fund -
 Standard Class (+) ......................       0.25%          N/A         1.67%          1.92%          (0.73%)          1.19%
Conservative Profile Fund -
 Standard Class (+) ......................       0.25%          N/A         2.27%          2.52%          (1.53%)          0.99%
Moderate Profile Fund -
 Standard Class (+) ......................       0.25%          N/A         1.55%          1.80%          (0.74%)          1.06%
Moderately Aggressive Profile
 Fund - Standard Class (+) ...............       0.25%          N/A         1.36%          1.61%          (0.47%)          1.14%


SUPP-05.04                                                    GW S-6 -- Funds NY

(+) The Other Expenses are based on estimates for the current fiscal year. Other Expenses reflects the expenses of the underlying funds invested in by the Lincoln Profile Funds (Conservative 0.69%; Moderately Aggressive 0.84%; Moderate 0.76%; Aggressive 0.89%) as well as the expenses of the particular Profile Fund (Conservative 1.58%; Moderately Aggressive 0.52%; Moderate 0.76%; Aggressive 0.89%). Lincoln Life has contractually agreed to reimburse each Profile Fund to the extent that the Total Expenses (excluding the underlying fund fees and expenses) exceed 0.30%. The agreement will continue at least through September 1, 2006 and renew automatically for one-year terms unless Lincoln Life provides written notice of termination to the fund. Underlying fund fees and expenses are incurred indirectly by each Profile Fund as a result of investment in shares of one or more underlying funds. These expenses are estimated based on the target allocation among the underlying funds and are provided to show you an estimate of the expenses attributable to each Profile Fund. Each Profile Fund's expense ratio will vary based on the actual allocation to the underlying funds.

The following replaces the section titled Limits on Frequent Transfers:

Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with "market timing" transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our policy owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other policy owners or fund shareholders. We discourage frequent transfers, and we accommodate frequent transfers only if we lack a contractual basis to refuse those transfer requests.

We discourage frequent trading by assessing transfer charges and enforcing limitations on transfers to the extent allowed by the policies as described in the Transfers section and Transaction Fee Table of the prospectus. We apply these limitations uniformly to all policy owners. If, however, we are unable to prevent market timing, certain policy owners may engage in market timing activity which is harmful to other policy owners. That harm may include the dilution of the value of fund shares and increased expenses which negatively impact investment returns as described above.

The funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts. Policy owners and other persons with interests under the policies should be aware that we may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the funds.

In our sole discretion, we may impose revised Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We will apply these revised Market Timing Procedures uniformly to all policy owners. In addition, we may impose other procedures or restrictions as required by law or court order, or to comply with state or federal regulatory requirements. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.


SUPP-05.04                                                     GW S-6 - Funds NY

                       LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

         Lincoln Life & Annuity Flexible Premium Variable Life Account M
      LLANY Separate Account R for Flexible Premium Variable Life Insurance
         Lincoln Life & Annuity Flexible Premium Variable Life Account Y



                        Supplement Dated October 25, 2005

The information in this supplement updates and amends certain information contained in the last Product Prospectus you received. Keep this supplement with your Prospectus for reference.


The following paragraph should be added to the section titled LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT:

On October 9, 2005, Lincoln National Corporation, the parent company of Lincoln Life, entered into a merger agreement with a wholly owned acquisition subsidiary ("LNC acquisition subsidiary") and Jefferson-Pilot Corporation ("Jefferson-Pilot"), each a North Carolina corporation. The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, Jefferson-Pilot will merge with and into the LNC acquisition subsidiary, with the LNC acquisition subsidiary continuing as the surviving corporation and a direct wholly owned subsidiary of LNC. More information about the merger agreement as well as a copy of the merger agreement can be found in the Form 8-K filed by LNC with the Securities and Exchange Commission on October 11, 2005. Lincoln Life's obligations as set forth in your policy, prospectus and Statement of Additional Information will not change upon completion of this merger.


The following replaces the section titled Distribution of the Policies and
Compensation:

Distribution of the Policies and Compensation

The policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company. Broker-dealer firms distributing the policy enter into selling agreements with the Company. One of the broker-dealer firms with a selling agreement is Lincoln Financial Advisors Corporation ("LFA"), also an affiliate. Broker-dealer firms may receive commission and service fees up to 55% of first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, we may pay equivalent amounts over time, based on accumulation value. Broker-dealer firms may elect to share this compensation with their registered representatives. Additionally, we may pay the broker-dealer additional compensation on first year premiums and all additional premiums and/or provide reimbursements for portions of policy sales expenses. In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and "non cash compensation." The latter, as defined in NASD conduct Rule 2820, includes such things as office space, computers, club credit, prizes, awards, and training and education meetings.

We may pay broker-dealers or their affiliates additional amounts for: (1) "preferred product" treatment of the policies in their marketing programs, which may include marketing services and increased access to sales representatives;
(2) sales promotions relating to the policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. We may provide loans to broker-dealers or their affiliates to help finance marketing and distribution of the policies, and those loans may be forgiven if aggregate sales goals are met. In addition, we may provide staffing or other administrative support and services to broker-dealers who distribute the policies.

These additional types of compensation are not offered to all broker-dealers. The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.

Depending on the particular selling arrangements, there may be others whom we compensate for distribution activities. For example, we may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the policies. One of the wholesalers is Lincoln Financial Distributors, Inc. ("LFD"), a registered broker-dealer, also an affiliate of Lincoln Life. We may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the policies, and which may be affiliated with those broker-dealers. Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. All compensation is paid from our resources, which include fees and charges imposed on your policy.

We do not anticipate that the surrender charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy. Any such shortfall would be available for recovery from the Company's General Account, which supports insurance and annuity obligations.




                                                                      SUPP-05.23

                  Lincoln Life & Annuity Company of New York:
        Separate Account R for Flexible Premium Variable Life Insurance

                         Supplement Dated May 1, 2006
                        To the Prospectus for Product:

                                     SVUL

The information in this supplement updates and amends certain information contained in the last Product Prospectus you received. Keep this supplement with your Prospectus for reference.

The following funds have been added as investment options and will be available as of May 22, 2006. The following information should be added to the "Funds" section of the Prospectus:

AllianceBernstein Variable Products Series Fund Inc., advised by
AllianceBernstein, L.P.

     . AllianceBernstein International Value Portfolio (Class A): Long-term growth.

Baron Capital Funds Trust, advised by BAMCO, Inc.

     . Baron Capital Asset Fund (Insurance Shares): Maximum capital appreciation.

Delaware VIP Trust, advised by Delaware Management Company

     .   Delaware Capital Reserves Series (Standard Class): Current income.
     .   Delaware U.S. Growth Series (Standard Class): Capital appreciation.

Fidelity Variable Insurance Products, advised by Fidelity Management and Research Company

     .   Fidelity Mid Cap Portfolio (Service Class): Long-term growth.

Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income Securities Fund and Templeton Global Income Securities Fund, and by Franklin Mutual Advisers, LLC for the Mutual Shares Securities Fund.

     .   Franklin Income Securities Fund (Class 1): Current income.
     .   Mutual Shares Securities Fund (Class 1): Capital appreciation.
     .   Templeton Global Income Securities Fund (Class 1): Total return.

Lincoln Variable Insurance Products Trust, advised by Delaware Management
Company

     .   Lincoln Core Fund (Standard Class): Capital appreciation.
     .   Lincoln Equity-Income Fund (Standard Class): Income.
     .   Lincoln Growth Fund (Standard Class): Long-term growth.
     .   Lincoln Growth and Income Fund (Standard Class): Capital appreciation.
     .   Lincoln Growth Opportunities Fund (Standard Class): Long-term growth.

The following replaces the first paragraph in the "Funds Participation Agreements" section of the prospectus:

In order to make the funds available, Lincoln Life has entered into agreements with the trusts or corporations and their advisers or distributors. In some of these agreements, we must perform certain administrative services for the fund advisers or distributors. For these administrative functions, we may be compensated by the fund at annual rates of between 0.10% and 0.48% of the assets attributable to the policies. These percentages are negotiated and vary with each fund. Some funds may compensate us significantly more than other funds and the amount we receive may be substantial. We (or our affiliates) may profit from these fees or use these fees to defray the costs of distributing the contract. Additionally, a fund's adviser and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. The compensation may come from 12b-1 fees, or be paid by the advisers or distributors. The funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs: American Funds Insurance Series, Baron Capital Funds Trust, Fidelity Variable Insurance Products, and Janus Aspen Series.

Fund Expenses: The following information is added to the "Portfolio Expense Table" in your product prospectus.

                                                                                            Total
                                                                                            Annual              Total Fund
                                                                                             Fund               operating
                                                                                          Operating              expenses
                                                                                           Expenses    Total       with
                                                                                           Without    waivers    waivers
                                                               Management 12(b)1  Other   waivers or    and        and
                            Fund                                Fees(1)    Fee   Expenses reductions reductions reductions
- -------------------------------------------------------------- ---------- ------ -------- ---------- ---------- ----------
AllianceBernstein International Value Portfolio (Class A)/(1)/    0.75%    0.00%   0.12%     0.87%     (0.01)%     0.86%
Baron Capital Asset Fund (Insurance Shares)...................    1.00%    0.25%   0.09%     1.34%     (0.00)%     1.34%
Delaware Capital Reserves Series (Standard Class)/(2)/........    0.50%    0.00%   0.21%     0.71%     (0.00)%     0.71%
Delaware U.S. Growth Series (Standard Class)/(3)/.............    0.65%    0.00%   0.16%     0.81%     (0.00)%     0.81%
Fidelity Mid Cap Portfolio (Service Class)/(4)/...............    0.57%    0.10%   0.12%     0.79%     (0.00)%     0.79%
Franklin Income Securities Fund (Class 1).....................    0.46%    0.00%   0.02%     0.48%     (0.00)%     0.48%
Mutual Shares Securities Fund (Class 1).......................    0.60%    0.00%   0.18%     0.78%     (0.00)%     0.78%
Templeton Global Income Securities Fund (Class 1).............    0.62%    0.00%   0.12%     0.74%     (0.00)%     0.74%
Lincoln Core Fund (Standard Class)/(5)/.......................    0.69%    0.00%   2.92%     3.61%     (2.77)%     0.84%
Lincoln Equity-Income Fund (Standard Class)/(6)/..............    0.69%    0.00%   0.07%     0.80%     (0.04)%     0.76%
Lincoln Growth Fund (Standard Class)/(7)/.....................    0.74%    0.00%   2.48%     3.22%     (2.36)%     0.85%
Lincoln Growth and Income Fund (Standard Class)...............    0.33%    0.00%   0.05%     0.38%     (0.00)%     0.38%
Lincoln Growth Opportunities Fund (Standard Class)/(8)/.......    0.99%    0.00%   5.62%     6.61%     (5.43)%     1.18%

/(1)/ Represents a one time waiver of certain legal and accounting expenses paid to the Advisor.

/(2)/ The investment advisor for the Delaware VIP Capital Reserves Series is Delaware Management Company ("DMC"). For the period May 1, 2002 through
April 30, 2006, the advisor contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 0.80%. Effective May 1, 2006 through April 30, 2007, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) will not exceed 0.70%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows:
0.50% on the first $500 million, 0.475% on the next $500 million, 0.45% on the next $1.5 billion, 0.425% on assets in excess of $2.5 billion, all per year.

/(3)/ The investment advisor for the Delaware VIP US Growth Series is Delaware Management Company ("DMC"). For the period May 1, 2002 through April 30, 2006, the advisor contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 0.80%. Effective May 1, 2006 through April 30, 2007, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) will not exceed 0.87%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1.5 billion, 0.50% on assets in excess of $2.5 billion, all per year.

/(4)/ A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.64% for initial class; 0.74% for service class; and 0.89% for service class 2. These offsets may be discontinued at any time.

/(5)/ Lincoln Life has contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses exceed 0.84% standard class and 1.09% service class of average daily net assets. The Agreement will continue at least through April 30, 2007, and renew automatically for one-year terms unless Lincoln Life provides written notice of termination to the Fund.

/(6)/ Effective May 1, 2005 the adviser has contractually agreed to waive the following portion of its advisory fee for the Fund: 0.0% on the first $250,000,000 of average daily net assets of the Fund; 0.05% on the next $500,000,000 of average daily net assets of the Fund; and 0.10% of the excess over $750,000,000 of average daily net assets of the Fund. The waiver will continue at least through April 30, 2007, and renew automatically for one-year terms unless the adviser provides written notice of termination to the Fund.

/(7)/ Lincoln Life has contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses exceed 0.86% standard class and 1.11% service class of average daily net assets. The Agreement will continue at least through April 30, 2007, and renew automatically for one-year terms unless Lincoln Life provides written notice of termination to the Fund.

/(8)/ Lincoln Life has contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses exceed 1.18% standard class and 1.43% service class of average daily net assets. The Agreement will continue at least through April 30, 2007, and renew automatically for one-year terms unless Lincoln Life provides written notice of termination to the Fund.

SUPP-06.01                                              GW S-6 - Funds (LNY)

                                  PROSPECTUS 1

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


HOME OFFICE LOCATION:
100 MADISON STREET
SUITE 1860
SYRACUSE, NY 13202
(888) 223-1860


ADMINISTRATIVE OFFICE:
PERSONAL SERVICE CENTER MVLI
350 CHURCH STREET
HARTFORD, CT 06103-1106
(800) 444-2363

--------------------------------------------------------------------------------

               A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
              BENEFITS PAYABLE ON DEATH OF SECOND OF TWO INSUREDS
--------------------------------------------------------------------------------

This Prospectus describes LSVUL, a flexible premium variable life insurance contract (the "Policy"), offered by Lincoln Life & Annuity Company of New York ("LLANY" "we", "our" or "us"). The Policy provides death benefits when the second of the two named Insureds dies (a "Second Death Policy").

The Policy features include: flexible premium payments; a choice of one of two death benefit options; and a choice of underlying investment options.


It may not be advantageous to replace existing life insurance or an annuity contract or supplement an existing flexible premium variable life insurance contract with the Policy. This Prospectus and the Prospectuses of the Funds furnished with this Prospectus should be read carefully to understand the Policy being offered.


The Policy described in this Prospectus is available only in New York.


You may allocate net premiums to the Sub-Accounts of our Flexible Premium Variable Life Account R ("Separate Account"). Each Sub-Account invests in Funds offered through the following:



                - AIM VARIABLE INSURANCE FUNDS



                - ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.



                - AMERICAN FUNDS INSURANCE SERIES



                - BARON CAPITAL FUNDS TRUST



                - DELAWARE VIP TRUST (FORMERLY DELAWARE GROUP PREMIUM FUND)



                - FIDELITY VARIABLE INSURANCE PRODUCTS



                - FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST



                - JANUS ASPEN SERIES



                - LINCOLN NATIONAL FUNDS



                - MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST



                - NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST



                - PUTNAM VARIABLE TRUST



                - SCUDDER VIT FUNDS (FORMERLY DEUTSCHE ASSET MANAGEMENT VIT
                  FUNDS TRUST)



Refer to the "Funds" section in this Prospectus for detail on the particular Funds offered in each Sub-Account.


TO BE VALID, THIS PROSPECTUS MUST HAVE THE CURRENT MUTUAL FUNDS' PROSPECTUSES WITH IT. KEEP ALL FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.


                         PROSPECTUS DATED: MAY 1, 2002

                               TABLE OF CONTENTS


CONTENTS                                              PAGE
- --------                                            --------
HIGHLIGHTS........................................      3
  Initial Choices To Be Made......................      3
  Death Benefit...................................      4
  Amount of Premium Payment.......................      4
  Selection of Funding Vehicles...................      5
  Insurance Charges and Fees......................      5
  Fund Expenses...................................      6
  Changes in Specified Amount.....................     10
LLANY, THE SEPARATE ACCOUNT AND THE GENERAL
 ACCOUNT..........................................     10
BUYING VARIABLE LIFE INSURANCE....................     11
  Replacements....................................     13
APPLICATION.......................................     13
OWNERSHIP.........................................     13
BENEFICIARY.......................................     14
INSUREDS..........................................     14
THE POLICY........................................     14
  Policy Specifications...........................     15
PREMIUM FEATURES..................................     15
  Planned Premiums; Additional Premiums...........     15
    Limits on Right to Make Payments of Additional
     and Planned Premiums.........................     15
    Premium Load; Net Premium Payment.............     15
RIGHT-TO-EXAMINE PERIOD...........................     16
TRANSFERS AND ALLOCATION AMONG ACCOUNTS...........     16
  Allocation of Net Premium Payments..............     16
  Transfers.......................................     16
  Limits on Frequent Transfers....................     17
  Optional Sub-Account Allocation Programs........     17
    Dollar Cost Averaging.........................     17
    Automatic Rebalancing.........................     18
POLICY VALUES.....................................     18
  Valuation -- Fixed Account and Separate
   Account........................................     18
  Allocation of Premium Payments to Separate
   Account........................................     18
  Fixed Account and Loan Account Value............     19
  Accumulation Value..............................     19
  Net Accumulation Value..........................     20
FUNDS.............................................     20
  Substitution of Securities......................     25
  Voting Rights...................................     25
  Fund Participation Agreements...................     26
CHARGES AND FEES..................................     26
  Premium Charge..................................     26
  Deductions Made Monthly.........................     26
    Monthly Deduction.............................     26
    Cost of Insurance Charge......................     27
  Mortality and Expense Risk Charge...............     27
  Surrender Charges...............................     27
  Transaction Fee for Excess Transfers............     28
DEATH BENEFITS....................................     28
  Death Benefit Options...........................     28
  Changes in Death Benefit Options and Specified
   Amount.........................................     29



CONTENTS                                              PAGE
- --------                                            --------

  Federal Income Tax Definition of Life
   Insurance......................................     30
NOTICE OF DEATH OF INSUREDS.......................     30
PAYMENT OF DEATH BENEFIT PROCEEDS.................     30
  Settlement Options..............................     30
POLICY LIQUIDITY..................................     31
  Policy Loans....................................     31
  Partial Surrender...............................     32
  Surrender of the Policy.........................     32
    Surrender Value...............................     33
  Deferral of Payment and Transfers...............     33
ASSIGNMENT; CHANGE OF OWNERSHIP...................     33
LAPSE AND REINSTATEMENT...........................     33
  Lapse of a Policy...............................     33
  Reinstatement of a Lapsed Policy................     34
COMMUNICATIONS WITH LLANY.........................     34
  Proper Written Form.............................     34
  Receipt of Written Communications...............     35
  Telephone and Other Electronic Communications...     35
OTHER POLICY PROVISIONS...........................     35
  Issuance........................................     35
  Date of Coverage................................     36
  Right to Exchange the Policy....................     36
  Maturity of the Policy..........................     36
  Incontestability................................     36
  Misstatement of Age or Gender...................     37
  Suicide.........................................     37
  Riders..........................................     37
  Nonparticipating Policies.......................     37
TAX ISSUES........................................     37
  Taxation of Life Insurance Contracts in
   General........................................     37
  Policies which are MECS.........................     39
  Policies which are not MECS.....................     39
  Last Survivor Contract..........................     40
  Other Considerations............................     40
  Tax Status Of LLANY.............................     41
FAIR VALUE OF THE POLICY..........................     41
DIRECTORS AND OFFICERS OF LLANY...................     42
DISTRIBUTION OF POLICIES..........................     44
CHANGES OF INVESTMENT POLICY......................     44
STATE REGULATION..................................     44
REPORTS TO OWNERS.................................     45
ADVERTISING.......................................     45
LEGAL PROCEEDINGS.................................     45
EXPERTS...........................................     45
REGISTRATION STATEMENT............................     45
Appendix 1........................................     46
  Illustration of Accumulation Values, Surrender
   Values, and Death Benefit Proceeds.............     46
Appendix 2........................................     51
  Corridor Percentages............................     51
Financial Statements..............................
  Separate Account R 12/31/01.....................    R-1
  Lincoln Life & Annuity Company
   of New York 12/31/01...........................    S-1

HIGHLIGHTS

                    This section is an overview of key Policy features. Your Policy is a flexible premium variable life insurance policy. Your Policy insures two Insureds. If one of the Insureds dies, the Policy pays no death benefit. Your Policy will pay the death benefit only when the second Insured dies. A "second-to-die" policy might be suitable when both of the Insureds have income of their own and only want to provide financial support for their dependents if both of them should die, or to provide liquidity to heirs when the Second Insured dies. If replacement income or immediate cash liquidity is needed upon the death of one Insured, this type of policy may not be suitable.

                    The Policy's value may change on a:

                    1) fixed basis;
                    2) variable basis; or a
                    3) combination of both fixed and variable bases.


                    Review your personal financial objectives and discuss them with a qualified financial counselor before you buy a "second-to-die" variable life insurance policy. As a death benefit is only paid upon the second Insured's death, this Policy may, or may not, be appropriate for your individual financial goals. If you are already entitled to favorable financial tax treatment, you should satisfy yourself that this Policy meets your other financial goals before you buy it. The value of the Policy and, under one option, the death benefit amount, depends on the investment results of the funding options you select. Review this Prospectus and the Fund Prospectus to achieve a clear understanding of any fund you are considering.


                    We offer other variable life insurance policies and variable annuity contracts with different features, benefits and charges. These policies also provide values that vary in accordance with the investment experience of a separate account of LLANY.

                    At all times, your Policy must qualify as life insurance under the Internal Revenue Code of 1986 (the "Code") to receive favorable tax treatment under Federal law. If these requirements are met, you may benefit from such tax treatment. LLANY reserves the right to return your premium payments if they result in your Policy failing to meet Code requirements.

                    INITIAL CHOICES TO BE MADE

                    The Policy Owner (the "Owner" or "you") is the person named in the "Policy Specifications" who has all of the Policy ownership rights. You, as the Owner, have three important choices to make when the Policy is first purchased. You need to choose:

                    1) one of the two Death Benefit Options;
                    2) the amount of premium you want to pay; and
                    3) the amount of your Net Premium Payment to be placed in
                       each of the funding options you select. The Net Premium Payment is the balance of your Premium Payment that remains after certain charges are deducted from it.

                    DEATH BENEFIT

                    The Death Benefit is the amount LLANY pays to the Beneficiary(ies) when the second Insured dies. Before we pay the Beneficiary(ies), any outstanding loan account balances or outstanding amounts due are subtracted from the Death Benefit. LLANY calculates the Death Benefit payable as of the date of the second Insured's death.

                    When you purchase your Policy, you must choose one of two Death Benefit Options:

                    1) a level death benefit; or
                    2) a varying death benefit.

                    If you choose the level Death Benefit Option, the Death Benefit will be the greater of:

                    1) the "Specified Amount" (as explained in the Death Benefits Section), is the amount of the death benefit in effect for the Policy when the second Insured died. The Specified Amount is on the Policy's Specification Page; or
                    2) the "Corridor Death Benefit," which is the death benefit calculated as a percentage of the Accumulation Value. The Net Accumulation Value (as explained in the Policy Values Section) is the total of the balances in the Fixed Account and the Separate Account minus any outstanding Loan Account amounts.

                    If you choose the varying Death Benefit Option, the Death Benefit will be the greater of:

                    1) the Specified Amount plus the Net Accumulation Value when the second Insured died; or
                    2) the Corridor Death Benefit.


                    See page 28 for more details.


                    AMOUNT OF PREMIUM PAYMENT

                    When you apply for your Policy, you must decide how much premium to pay. Premium payments may be changed within certain limits. (See page 11.)


                    You may use the value of the Policy to pay the premiums due and continue the Policy in force if sufficient values are available for premium payments. Be careful; if the investment options you choose do not do as well as you expect, there may not be enough value to continue the Policy in force without more premium payments. Charges against Policy values for the cost of insurance (see page 27) increase as the Insureds get older.



                    If your Policy lapses because your Monthly Premium Deduction is larger than the Net Accumulation Value, you may reinstate your Policy. (See page 34.)



                    When you first receive your Policy you will have 10 days (60 days for replacement Policy) to review it. This is called the "Right-to-Examine" time period. Use this time to review your Policy and make sure that it meets your needs. During this time period, your Initial Premium Payment will be deposited in the Money Market Sub-Account. If you then decide you do not want your Policy, we will return all Premium Payments to you with no interest paid. (See page 16.)

                    SELECTION OF FUNDING VEHICLES

                    VARIABLE ACCOUNT

                    This Prospectus focuses on the Separate Account investment information that makes up the "variable" part of the Policy. If you put money into the Funds, you take all the investment risk on that money. This means that if the Sub-Accounts you select go up in value, the value of your Policy, net of charges and expenses, also goes up. If they lose value, so does your Policy. Each fund has its own investment objective. You should carefully read each fund's Prospectus before making your decision.


                    You must choose the Sub-Accounts in which you want to place each Net Premium Payment. These "Sub-Accounts" make up the Separate Account. Each Sub-Account invests in shares of a certain Fund. You may also place your Net Premium Payment or part of it into the Fixed Account. A Sub-Account is not guaranteed and will increase or decrease in value according to the particular Fund's investment performance. (See page 16.)


                    FIXED ACCOUNT

                    You may also use LLANY's Fixed Account to fund your Policy. Net Premium Payments made into the Fixed Account:

                     - become part of LLANY's General Account;
                     - do not share the investment experience of the Separate
                       Account; and
                     - have a guaranteed minimum interest rate of 4% per year.


                    Interest beyond 4% is credited at LLANY's discretion. For additional information, see page 11.



                    INSURANCE CHARGES AND FEES


                    LLANY may profit from any of these charges. The profit from any charges, including mortality and expense risk and cost of insurance charges, may be used for any purpose, including covering shortfalls from other charges.

                    We deduct a premium load of 8% from each Premium Payment. We make monthly deductions for administrative expenses ($12.50 per month for the first Policy Year and $5 per month afterwards), the Cost of Insurance and any riders that are placed on your Policy. For Policy Years 1-20, a monthly charge of $0.09 per $1,000 of Specified Amount is deducted.


                    We make daily charges against the Separate Account for mortality and expense risk, currently at an annual rate of .80%. (See page 27.)



                    Each Fund has its own management fee charge, also deducted daily. Each Fund's expense levels will affect its investment results. The table on page 6 shows you the current expense levels for each Fund.



                    Each Policy Year you will be allowed to make 12 transfers between funding options. Beyond 12 transfers, a $25 fee may apply. (See page 16.)



                    You may surrender the Policy in full or withdraw part of its value. A Surrender Charge is applied if the Policy is surrendered totally and is the amount retained by us if the Policy is surrendered. The maximum Surrender Charge per $1,000 of Specified Amount will not exceed $37.48. Each time you request a partial surrender of your Policy, we charge you 2% of the amount withdrawn not to exceed $25. If you totally surrender your Policy within the first 15 years, a surrender charge will be deducted in computing what will be paid you. If you surrender your Policy within the first 15 years after an increase in the Specified Amount, a surrender charge will also be imposed, in addition to any existing surrender charge. (See page 27.)



                    You may borrow within described limits against the Policy. If you borrow against your Policy, interest will be charged to the Loan Account. Currently, the annual interest rate is 8%. For the first ten Policy Years interest will be credited to the Loan Account Value at the annual rate of interest charged for a loan minus 1%. For Policy Years eleven and beyond, interest will be credited at an annual rate equal to the current interest rate charged. (See page 31.) Depending on the amount of premium you pay, there may be little, or no, cash value in your Policy to borrow or surrender in the early years.


                    FUND EXPENSES

                    The investment advisor for each of the Funds deducts a daily charge as a percent of the net assets in each fund as an asset management charge. The charge reflects asset management fees of the investment advisor (Management Fees), and other expenses incurred by the funds (including 12b-1 fees for a class of shares and Other Expenses). The charge has the effect of reducing the investment results credited to the Sub-Accounts. Future Fund expenses will vary.

                    PORTFOLIO EXPENSE TABLE


                                                                                               TOTAL
                                                                                               ANNUAL                  TOTAL FUND
                                                                                                FUND                   OPERATING
                                                                                             OPERATING                  EXPENSES
                                                                                              EXPENSES      TOTAL         WITH
                                                                                              WITHOUT      WAIVERS      WAIVERS
                                                         MANAGEMENT     12(B)1     OTHER     WAIVERS OR      AND          AND
                                       FUND                FEES(1)       FEE      EXPENSES   REDUCTIONS   REDUCTIONS   REDUCTIONS
                            ---------------------------  -----------   --------   --------   ----------   ----------   ----------
                            AIM V.I. Growth Fund
                              (Series I)...............     0.62%         N/A       0.26%       0.88%         N/A         0.88%
                            AIM V.I. International
                              Growth Fund
                              (Series I) (2)...........     0.73          N/A       0.32        1.05          N/A         1.05
                            AIM V.I. Premier Equity
                              Fund (Series I) (2)......     0.60          N/A       0.25        0.85          N/A         0.85
                            Alliance VPS
                              AllianceBernstein Small
                              Cap Value Portfolio
                              (Class A) (3)............     1.00          N/A       1.65        2.65        (1.45)%       1.20
                            Alliance VPS Growth and
                              Income Portfolio
                              (Class A)................     0.63          N/A       0.04        0.67          N/A         0.67
                            Alliance VPS Premier Growth
                              Portfolio (Class A)......     1.00          N/A       0.04        1.04          N/A         1.04
                            Alliance VPS Technology
                              Portfolio (Class A)......     1.00          N/A       0.08        1.08          N/A         1.08
                            AFIS Global Small
                              Capitalization Fund
                              (Class 2)................     0.80         0.25%      0.03        1.08          N/A         1.08
                            AFIS Growth Fund
                              (Class 2)................     0.37         0.25       0.01        0.63          N/A         0.63
                            AFIS Growth-Income Fund
                              (Class 2)................     0.33         0.25       0.02        0.60          N/A         0.60
                            AFIS International Fund
                              (Class 2)................     0.55         0.25       0.06        0.86          N/A         0.86
                            Baron Capital Asset
                              Fund -- Insurance Shares
                              (4)......................     1.00         0.25       0.34        1.59        (0.09)        1.50
                            Delaware VIP Devon
                              Series (Standard
                              Class) (5)...............     0.65          N/A       0.07        0.72          N/A         0.72
                            Delaware VIP Emerging
                              Markets Series (Standard
                              Class) (6)...............     1.25          N/A       0.20        1.45          N/A         1.45
                            Delaware VIP High Yield
                              Series (Standard
                              Class) (7)...............     0.65          N/A       0.14        0.79          N/A         0.79
                            Delaware VIP Large Cap
                              Value Series (Standard
                              Class) (8)...............     0.65          N/A       0.08        0.73        (0.05)        0.68
                            Delaware VIP REIT
                              Series (Standard
                              Class) (9)...............     0.75          N/A       0.14        0.89          N/A         0.89
                            Delaware VIP Small Cap
                              Value Series (Standard
                              Class) (10)..............     0.75          N/A       0.11        0.86          N/A         0.86
                            Delaware VIP Trend
                              Series (Standard
                              Class) (11)..............     0.74          N/A       0.16        0.90          N/A         0.90

                                                                                               TOTAL
                                                                                               ANNUAL                  TOTAL FUND
                                                                                                FUND                   OPERATING
                                                                                             OPERATING                  EXPENSES
                                                                                              EXPENSES      TOTAL         WITH
                                                                                              WITHOUT      WAIVERS      WAIVERS
                                                         MANAGEMENT     12(B)1     OTHER     WAIVERS OR      AND          AND
                                       FUND                FEES(1)       FEE      EXPENSES   REDUCTIONS   REDUCTIONS   REDUCTIONS
                            ---------------------------  -----------   --------   --------   ----------   ----------   ----------
                            Delaware VIP U.S. Growth
                              Series (Standard
                              Class) (12)..............     0.65%         N/A       0.21%       0.86%       (0.06)%       0.80%
                            Fidelity VIP Contrafund
                              Portfolio (Service
                              Class) (13)..............     0.58         0.10%      0.10        0.78          N/A         0.78
                            Fidelity VIP Growth
                              Portfolio (Service
                              Class) (13)..............     0.58         0.10       0.10        0.78          N/A         0.78
                            Fidelity VIP Growth
                              Opportunities Portfolio
                              (Service Class) (13).....     0.58         0.10       0.11        0.79          N/A         0.79
                            Fidelity VIP High Income
                              Portfolio (Service
                              Class)...................     0.58         0.10       0.13        0.81          N/A         0.81
                            Fidelity VIP Overseas
                              Portfolio (Service
                              Class) (13)..............     0.73         0.10       0.20        1.03          N/A         1.03
                            FTVIP Templeton Foreign
                              Securities Fund
                              (Class 2) (14,15)........     0.69         0.25       0.22        1.16        (0.01)        1.15
                            FTVIP Templeton Growth
                              Securities Fund
                              (Class 2) (15,16)........     0.80         0.25       0.05        1.10          N/A         1.10
                            FTVIP Franklin Small Cap
                              Fund (Class 1) (17)......     0.53          N/A       0.31        0.84        (0.08)        0.76
                            Janus Aspen
                              Series Aggressive Growth
                              Portfolio (Service
                              Shares)..................     0.65         0.25       0.02        0.92          N/A         0.92
                            Janus Aspen
                              Series Balanced Portfolio
                              (Institutional Shares)...     0.65          N/A       0.01        0.66          N/A         0.66
                            Janus Aspen Series Global
                              Technology Portfolio
                              (Service Shares).........     0.65         0.25       0.05        0.95          N/A         0.95
                            Janus Aspen
                              Series Worldwide Growth
                              Portfolio (Institutional
                              Shares)..................     0.65          N/A       0.04        0.69          N/A         0.69
                            LN Aggressive Growth
                              Fund, Inc................     0.72          N/A       0.09        0.81          N/A         0.81
                            LN Bond Fund, Inc..........     0.42          N/A       0.11        0.53          N/A         0.53
                            LN Capital Appreciation
                              Fund, Inc................     0.72          N/A       0.06        0.78          N/A         0.78
                            LN Equity Income
                              Fund, Inc................     0.73          N/A       0.07        0.80          N/A         0.80
                            LN Global Asset Allocation
                              Fund, Inc................     0.73          N/A       0.23        0.96          N/A         0.96
                            LN International
                              Fund, Inc................     0.84          N/A       0.15        0.99          N/A         0.99
                            LN Money Market
                              Fund, Inc................     0.45          N/A       0.09        0.54          N/A         0.54
                            LN Social Awareness
                              Fund, Inc................     0.34          N/A       0.06        0.40          N/A         0.40
                            MFS-Registered Trademark-
                              VIT Capital Opportunities
                              Series (Initial
                              Class) (18,19)...........     0.75          N/A       0.21        0.96        (0.05)        0.91
                            MFS-Registered Trademark-
                              VIT Emerging Growth
                              Series (Initial
                              Class) (18)..............     0.75          N/A       0.12        0.87          N/A         0.87
                            MFS-Registered Trademark-
                              VIT Total Return Series
                              (Initial Class) (18).....     0.75          N/A       0.14        0.89          N/A         0.89
                            MFS-Registered Trademark-
                              VIT Utilities Series
                              (Initial Class) (18).....     0.75          N/A       0.18        0.93          N/A         0.93
                            Neuberger Berman AMT
                              Mid-Cap Growth
                              Portfolio................     0.84          N/A       0.07        0.91          N/A         0.91
                            Neuberger Berman AMT
                              Partners Portfolio.......     0.82          N/A       0.05        0.87          N/A         0.87
                            Neuberger Berman AMT
                              Regency Portfolio
                              (20,21)..................     0.85          N/A       0.84        1.69        (0.19)        1.50
                            Putnam VT Growth & Income
                              Fund (Class IB)..........     0.46         0.25       0.05        0.76          N/A         0.76
                            Putnam VT Health Sciences
                              Fund (Class IB)..........     0.70         0.25       0.09        1.04          N/A         1.04
                            Scudder VIT
                             EAFE-Registered Trademark-
                              Equity Index Fund (22)...     0.45          N/A       0.36        0.81        (0.16)        0.65
                            Scudder VIT Equity 500
                              Index Fund (22)..........     0.20          N/A       0.11        0.31        (0.01)        0.30
                            Scudder VIT Small Cap Index
                              Fund (22)................     0.35          N/A       0.28        0.63        (0.18)        0.45


                     ---------------------------------------------------

                     (1) Certain of the Portfolio advisers reimburse the company for administrative costs incurred in connection with administering the Portfolios as variable funding options under the Policy. These reimbursements are generally paid for by the advisers from their revenues and are not charged to investors. Some advisers pay higher fees than others.



                     (2) Effective May 1, 2002 the following Funds' names will change from AIM V.I.
                                                  International Equity Fund and
                                                  AIM V.I. Value Fund to AIM
                                                  V.I. International Growth Fund
                                                  and AIM V.I. Premier Equity
                                                  Fund, respectively.

                     (3)                          For the period May 1, 2001
                                                  through April 30, 2002, the
                                                  Adviser waived and/or
                                                  reimbursed certain expenses of
                                                  the Portfolio. With the
                                                  waiver/reimbursement the
                                                  Management Fees, 12b-1 Fees,
                                                  Other Expenses and Total
                                                  Expenses were 0.00%, 0.00%,
                                                  0.95% and 0.95% respectively.
                                                  Effective May 1, 2002, the
                                                  adviser has voluntarily agreed
                                                  to waive and/or reimburse
                                                  certain expenses of the
                                                  AllianceBernstein Small Cap
                                                  Value Portfolio to the extent
                                                  that total expenses will not
                                                  exceed 1.20%. Without the
                                                  waiver/reimbursement, the
                                                  estimated Management Fees,
                                                  12b-1 Fees, Other Expenses and
                                                  Total Expenses for the Small
                                                  Cap Value Portfolio would be
                                                  1.00%, 0.00%, 1.65% and 2.65%
                                                  respectively.



                     (4) The Adviser is contractually obligated to reduce its fee to the extent required to limit
                                                  Baron Capital Asset Fund's
                                                  total operating expenses to
                                                  1.5% for the first $250
                                                  million of assets in the Fund,
                                                  1.35% for Fund assets over
                                                  $250 million and 1.25% for
                                                  Fund assets over $500 million.
                                                  Without the expense
                                                  limitations, total operating
                                                  expenses for the Fund for the
                                                  period January 1, 2001 through
                                                  December 31, 2001 would have
                                                  been 1.59%.



                     (5) The investment advisor for the Delaware VIP Devon Series is
                                                  Delaware Management Company
                                                  ("DMC"). For the period
                                                  May 1, 2001 through April 30,
                                                  2002, the advisor agreed to
                                                  waive its management fee
                                                  and/or reimburse the
                                                  Series for expenses to the
                                                  extent that total expenses
                                                  would not exceed 0.80%.
                                                  Effective May 1, 2002 through
                                                  April 30, 2003, DMC has
                                                  contractually agreed to waive
                                                  its management fee and/or
                                                  reimburse the Series for
                                                  expenses to the extent that
                                                  total expenses will not exceed
                                                  0.80%. Under its Management
                                                  Agreement, the Series pays a
                                                  management fee based on
                                                  average daily net assets as
                                                  follows: 0.65% on the first
                                                  $500 million, 0.60% on the
                                                  next $500 million, 0.55% on
                                                  the next $1,500 million, 0.50%
                                                  on assets in excess of $2,500
                                                  million, all per year.



                     (6) The investment advisor for the Delaware VIP Emerging Markets
                                                  Series is Delaware
                                                  International Advisers Ltd.
                                                  ("DIAL"). For the period
                                                  May 1, 2001 through April 30,
                                                  2002, the advisor agreed to
                                                  waive its management fee
                                                  and/or reimburse the
                                                  Series for expenses to the
                                                  extent that total expenses
                                                  would not exceed 1.50%.
                                                  Effective May 1, 2002 through
                                                  April 30, 2003, DIAL has
                                                  contractually agreed to waive
                                                  its management fee and/or
                                                  reimburse the Series for
                                                  expenses to the extent that
                                                  total expenses will not exceed
                                                  1.50%. Under its Management
                                                  Agreement, the Series pays a
                                                  management fee based on
                                                  average daily net assets as
                                                  follows: 1.25% on the first
                                                  $500 million, 1.20% on the
                                                  next $500 million, 1.15% on
                                                  the next $1,500 million, 1.10%
                                                  on assets in excess of $2,500
                                                  million, all per year.



                     (7)                          The investment advisor for the
                                                  Delaware VIP High Yield
                                                  Series is Delaware Management
                                                  Company ("DMC"). For the
                                                  period May 1, 2001 through
                                                  April 30, 2002, the advisor
                                                  agreed to waive its management
                                                  fee and/or reimburse the
                                                  Series for expenses to the
                                                  extent that total expenses
                                                  would not exceed 0.80%.
                                                  Effective May 1, 2002 through
                                                  April 30, 2003, DMC has
                                                  contractually agreed to waive
                                                  its management fee and/or
                                                  reimburse the Series for
                                                  expenses to the extent that
                                                  total expenses will not exceed
                                                  0.80%. Under its Management
                                                  Agreement, the Series pays a
                                                  management fee based on
                                                  average daily net assets as
                                                  follows: 0.65% on the first
                                                  $500 million, 0.60% on the
                                                  next $500 million, 0.55% on
                                                  the next $1,500 million, 0.50%
                                                  on assets in excess of $2,500
                                                  million, all per year.



                     (8) The investment advisor for the Delaware VIP Large Cap Value
                                                  Series is Delaware Management
                                                  Company ("DMC"). For the
                                                  period May 1, 2001 through
                                                  April 30, 2002, the advisor
                                                  waived its management fee
                                                  and/or reimbursed the
                                                  Series for expenses to the
                                                  extent that total expenses
                                                  would not exceed 0.80%.
                                                  Without such an arrangement,
                                                  the total operating expense
                                                  for the Series would have been
                                                  0.73% for the fiscal year
                                                  2001. Effective May 1, 2002
                                                  through April 30, 2003, DMC
                                                  has contractually agreed to
                                                  waive its management fee
                                                  and/or reimburse the
                                                  Series for expenses to the
                                                  extent that total expenses
                                                  will not exceed 0.80%. Under
                                                  its Management Agreement, the
                                                  Series pays a management fee
                                                  based on average daily net
                                                  assets as follows: 0.65% on
                                                  the first $500 million, 0.60%
                                                  on the next $500 million,
                                                  0.55% on the next $1,500
                                                  million, 0.50% on assets in
                                                  excess of $2,500 million, all
                                                  per year. DMC has voluntarily
                                                  elected to waive its
                                                  management fee for this
                                                  Series to 0.60% indefinitely.



                     (9) The investment advisor for the Delaware VIP REIT Series is
                                                  Delaware Management Company
                                                  ("DMC"). For the period
                                                  May 1, 2001 through April 30,
                                                  2002, the advisor waived its
                                                  management fee and/or
                                                  reimbursed the Series for
                                                  expenses to the extent that
                                                  total expenses would not
                                                  exceed 0.85%. Without such an
                                                  arrangement, the total
                                                  operating expense for the
                                                  Series would have been 0.89%
                                                  for the fiscal year 2001.
                                                  Effective May 1, 2002 through
                                                  April 30, 2003, DMC has
                                                  contractually agreed to waive
                                                  its management fee and/or
                                                  reimburse the Series for
                                                  expenses to the extent that
                                                  total expenses will not exceed
                                                  0.95%. Under its Management
                                                  Agreement, the Series pays a
                                                  management fee based on
                                                  average daily net assets as
                                                  follows: 0.75% on the first
                                                  $500 million, 0.70% on the
                                                  next $500 million, 0.65% on
                                                  the next $1,500 million, 0.60%
                                                  on assets in excess of $2,500
                                                  million, all per year.



                     (10) The investment advisor for the Delaware VIP Small Cap Value
                                                  Series is Delaware Management
                                                  Company ("DMC"). For the
                                                  period May 1, 2001 through
                                                  April 30, 2002, the advisor
                                                  waived its management fee
                                                  and/or reimbursed the
                                                  Series for expenses to the
                                                  extent that total expenses
                                                  would not exceed 0.85%.
                                                  Without such an arrangement,
                                                  the total operating expense
                                                  for the Series would have been
                                                  0.86% for the
                                                  fiscal year 2001. Effective
                                                  May 1, 2002 through April 30,
                                                  2003, DMC has contractually
                                                  agreed to waive its management
                                                  fee and/or reimburse the
                                                  Series for expenses to the
                                                  extent that total expenses
                                                  will not exceed 0.95%. Under
                                                  its Management Agreement, the
                                                  Series pays a management fee
                                                  based on average daily net
                                                  assets as follows: 0.75% on
                                                  the first $500 million, 0.70%
                                                  on the next $500 million,
                                                  0.65% on the next $1,500
                                                  million, 0.60% on assets in
                                                  excess of $2,500 million, all
                                                  per year.



                     (11) The investment advisor for the Delaware VIP Trend Series is
                                                  Delaware Management Company
                                                  ("DMC"). For the period
                                                  May 1, 2001 through April 30,
                                                  2002, the advisor waived its
                                                  management fee and/or
                                                  reimbursed the Series for
                                                  expenses to the extent that
                                                  total expenses would not
                                                  exceed 0.85%. Without such an
                                                  arrangement, the total
                                                  operating expense for the
                                                  Series would have been 0.90%
                                                  for the fiscal year 2001.
                                                  Effective May 1, 2002 through
                                                  April 30, 2003, DMC has
                                                  contractually agreed to waive
                                                  its management fee and/or
                                                  reimburse the Series for
                                                  expenses to the extent that
                                                  total expenses will not exceed
                                                  0.95%. Under its Management
                                                  Agreement, the Series pays a
                                                  management fee based on
                                                  average daily net assets as
                                                  follows: 0.75% on the first
                                                  $500 million, 0.70% on the
                                                  next $500 million, 0.65% on
                                                  the next $1,500 million, 0.60%
                                                  on assets in excess of $2,500
                                                  million, all per year.



                     (12)                         The investment advisor for the
                                                  Delaware VIP US Growth
                                                  Series is Delaware Management
                                                  Company ("DMC"). For the
                                                  period May 1, 2001 through
                                                  April 30, 2002, the advisor
                                                  waived its management fee
                                                  and/or reimbursed the
                                                  Series for expenses to the
                                                  extent that total expenses
                                                  would not exceed 0.75%.
                                                  Without such an arrangement,
                                                  the total operating expense
                                                  for the Series would have been
                                                  0.86% for the fiscal year
                                                  2001. Effective May 1, 2002
                                                  through April 30, 2003, DMC
                                                  has contractually agreed to
                                                  waive its management fee
                                                  and/or reimburse the
                                                  Series for expenses to the
                                                  extent that total expenses
                                                  will not exceed 0.80%. Under
                                                  its Management Agreement, the
                                                  Series pays a management fee
                                                  based on average daily net
                                                  assets as follows: 0.65% on
                                                  the first $500 million, 0.60%
                                                  on the next $500 million,
                                                  0.55% on the next $1,500
                                                  million, 0.50% on assets in
                                                  excess of $2,500 million, all
                                                  per year.



                     (13) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. See the accompanying fund prospectus for details.



                     (14) The manager had agreed in advance to make an estimated reduction of 0.01% of its fee to reflect reduced services resulting from the Fund's investment in a Franklin
                                                  Templeton money fund. Without
                                                  this reduction the total
                                                  annual fund operating expense
                                                  would be 1.16%.



                     (15)                         The Fund's Class 2
                                                  distribution plan or
                                                  "rule 12b-1 plan" is described
                                                  in the Fund's prospectus.



                     (16) The Fund administration fee is paid indirectly through the management fee.



                     (17) The manager had agreed in advance to make an estimated reduction of 0.08% of its fee to reflect reduced services resulting from the Fund's investment in a Franklin
                                                  Templeton money fund. Without
                                                  this reduction the total
                                                  annual fund operating expense
                                                  would be 0.84%.



                     (18) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent.
                                                  Each series may enter into
                                                  other such arrangements and
                                                  directed brokerage
                                                  arrangements, which would also
                                                  have the effect of reducing
                                                  the series' expenses. "Other
                                                  Expenses" do not take into
                                                  account these expense
                                                  reductions, and are therefore
                                                  higher than the actual
                                                  expenses of the series. Had
                                                  these fee reductions been
                                                  taken into account, "Net
                                                  Expenses" would be lower for
                                                  certain series and would be
                                                  lower for certain series and
                                                  would equal: 0.86% for
                                                  Emerging Growth Series; .90%
                                                  for Capital Opportunities
                                                  Series; 0.89% for Research
                                                  Series and Investors Trust
                                                  Series; 0.88% for Total Return
                                                  Series; 0.92% for Utilities
                                                  Series; and 0.90% for
                                                  Strategic Income Series.



                     (19) MFS has contractually agreed, subject to reimbursement, to bear expenses for these series such that each such series'
                                                  "Other Expenses" (after taking
                                                  into account the expense
                                                  offset arrangement described
                                                  above), do not exceed the
                                                  following percentages of the
                                                  average daily net assets of
                                                  the series during the current
                                                  fiscal year: 0.15% for Capital
                                                  Opportunities Series and
                                                  Strategic Income Series. These
                                                  contractual fee arrangements
                                                  will continue until at least
                                                  May 1, 2003, unless changed
                                                  with the consent of the board
                                                  of trustees which oversee the
                                                  series.



                     (20)                         Expenses reflect expense
                                                  reimbursement. Neuberger
                                                  Berman Management Inc.
                                                  ("NBMI") has undertaken
                                                  through April 30, 2005 to
                                                  reimburse certain operating
                                                  expenses, including the
                                                  compensation of NBMI (except
                                                  with respect to Balanced,
                                                  Limited Maturity Bond, Mid-Cap
                                                  Growth and Partners
                                                  Portfolios) and excluding
                                                  taxes, interest, extraordinary
                                                  expenses, brokerage
                                                  commissions and transaction
                                                  costs, that exceed, in the
                                                  aggregate, 1.50% of the
                                                  average daily net asset value
                                                  of the Regency Portfolio.
                                                  Absent such reimbursement,
                                                  Total Annual Expenses for the
                                                  year ended December 31, 2001
                                                  would have been

                                                  1.69% for the Regency
                                                  Portfolio. The expense
                                                  reimbursement arrangements for
                                                  the Regency Portfolio is
                                                  contractual for three years
                                                  and any excess expenses can be
                                                  repaid to NBMI within three
                                                  years of the year incurred,
                                                  provided such recoupment would
                                                  not cause a Portfolio to
                                                  exceed its respective
                                                  limitation.



                     (21) The Regency Portfolio commenced operations in August 2001; the expense figures for this Portfolio is estimated.



                     (22)                         Under the Advisory Agreement
                                                  with Deutsche Asset
                                                  Management, Inc. (the
                                                  "Advisor"), the fund will pay
                                                  an advisory fee at an annual
                                                  percentage rate of 0.20% of
                                                  the average daily net assets
                                                  of the Equity 500 Index Fund,
                                                  0.35% of the average daily net
                                                  assets of the Small Cap Index
                                                  Fund and 0.45% of the average
                                                  daily net assets of the EAFE
                                                  Equity Index Fund. These fees
                                                  are accrued daily and paid
                                                  monthly. The Advisor has
                                                  voluntarily undertaken to
                                                  waive its fee and to reimburse
                                                  the funds for certain expenses
                                                  so that the fund's total
                                                  operating expenses will not
                                                  exceed 0.30% for the Equity
                                                  500 Index Fund, 0.45% for the
                                                  Small Cap Index Fund and 0.65%
                                                  for the EAFE Equity Index
                                                  Fund. Without the
                                                  reimbursement to the funds for
                                                  the year ended December 31,
                                                  2001, total expenses would
                                                  have been 0.31% for the Equity
                                                  500 Index Fund, 0.63% for the
                                                  Small Cap Fund and 0.81% for
                                                  the EAFE Equity Index Fund.
                                                  These reimbursements will be
                                                  terminated no earlier than
                                                  December 31, 2002.


                    CHANGES IN SPECIFIED AMOUNT

                    The Initial Specified Amount is the amount originally chosen by the Policy Owner and is equal to the Death Benefit.


                    Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the Specified Amount. The minimum specified amount is currently $250,000. Such changes will affect other aspects of your Policy. (See page 29.)



                    If your needs should call for you to increase or decrease your Specified Amount at any time, discuss with your financial adviser the appropriateness of this action and of buying the additional coverage in another type of insurance.


LLANY, THE SEPARATE ACCOUNT AND
THE GENERAL ACCOUNT


                    LLANY is a life insurance company founded in New York on June 6, 1996. LLANY is a subsidiary of Lincoln Life. Lincoln Life is one of the largest stock life insurance companies in the United States. Lincoln Life, an Indiana corporation, is owned by Lincoln National Corp. ("LNC") which is also organized under Indiana law. LNC's primary businesses are insurance and financial services.


                    LLANY Separate Account R for Flexible Premium Variable Life Insurance ("Account R") is a "separate account" established pursuant to a resolution of the Board of Directors of LLANY. Under New York law, the assets of Account R attributable to the Policies, though LLANY's property, are not chargeable with liabilities of any other business of LLANY and are available first to satisfy LLANY's obligations under the Policies. Account R's income, gains, and losses are credited to or charged against Account R without regard to other income, gains, or losses of LLANY. Account R's values and investment performance are not guaranteed. Account R is registered with the Securities and Exchange Commission (the "Commission") as a "unit investment trust" under the 1940 Act and meets the 1940 Act's definition of "separate account". Such registration does not involve supervision by the Commission of Account R's or LLANY's management, investment practices, or policies. LLANY has other registered separate accounts which fund its variable life insurance policies and variable annuity contracts.

                    Account R is divided into Sub-Accounts, each of which is invested solely in the shares of one of the mutual funds or the Fixed Account available as funding vehicles under the Policies. On each Valuation Day, Net Premium Payments allocated to Account R will be invested in Fund shares at net asset value, and monies necessary to pay for deductions, charges, transfers and surrenders from Account R are raised by selling Fund shares at net asset value.

                    The Funds are listed with their investment objectives, which they may or may not achieve. (See "FUNDS.") More Fund information is in the Funds' prospectuses, which must accompany or precede this prospectus and should be read carefully. Some Funds have investment objectives and policies similar to those of other funds managed by the same investment adviser. Their investment results may be higher or lower than those of the other funds, and there can be no assurance, and no representation is made, that a Fund's investment results will be comparable to the investment results of any other fund.

                    We reserve the right to add, withdraw or substitute Funds, subject to the conditions of the Policy with regulatory requirements, if in our sole discretion legal, regulatory, marketing, tax or investment considerations so warrant or in the event a particular Fund is no longer available for investment by the Sub-Accounts. No substitution will take place without prior approval of the Commission, to the extent required by law.

                    Shares of the Funds may be used by us and other insurance companies to fund both variable annuity contracts and variable life insurance policies. While this is not perceived as problematic, the Funds' governing bodies (Boards of Directors/Trustees) have agreed to monitor events to identify any material irreconcilable conflicts which might arise and to decide what responsive action might be appropriate. If a Sub-Account were to withdraw its investment in a Fund because of a conflict, a Fund might have to sell portfolio securities at unfavorable prices.

                    A Policy may also be funded in whole or in part through the "Fixed Account", part of LLANY's General Account supporting its insurance and annuity obligations. We will credit interest on amounts held in the Fixed Account as we determine from time to time, but not less than 4% per year. Interest, once credited, and Fixed Account principal are guaranteed. Interests in the Fixed Account have not been registered under the 1933 Act in reliance on exemptive provisions. The Commission has not reviewed Fixed Account disclosures, but they are subject to securities law provisions relating to accuracy and completeness.


                    We have assigned full-time staff devoted to the development of Business Continuity Plans in conjunction with a national vendor. In addition, we have a site available in which to recover our critical business functions in the event of a disaster. We will conduct tests of our capabilities and plans.



                    In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a premium payment and/or freeze a Policyholder's account. This means we could refuse to honor requests for transfer, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the Policyholder, and held in that account until instructions are received from the appropriate Regulator.


BUYING VARIABLE LIFE INSURANCE

                    The Policies this Prospectus offers are variable life insurance policies which provide death benefit protection. Investors not needing death benefit protection should consider other forms of investment, as there are extra costs and expenses of providing the insurance feature. Further, life insurance purchasers who are risk-averse or want more predictable premium levels and benefits may be more comfortable buying more traditional, non-variable life insurance. However, variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection and willing to assume investment risk and to monitor investment choices they have made.

                    Flexibility starts with the ability to make differing levels of premium payments. A young family just starting out may only be able to pay modest premiums initially but hope to increase premium payments over time. At first, this family would be paying primarily for the insurance feature (perhaps at ages where the insurance cost is relatively low) and later use a Policy more as a savings vehicle. A customer at peak earning capacity may wish to pay substantial premiums for a limited number of years prior to retirement, after which Policy values may suffice, based on future expected return results, though not guaranteed, to keep the Policy inforce for the expected lifetime and to provide, through loans, supplemental retirement income. A customer may be able to pay a large single premium, using the Policy primarily as a savings and investment vehicle for potential tax advantages.

                    Sufficient premiums must always be paid to keep a policy inforce, and there is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated.

                    Flexibility also results from being able to select, monitor and change investment choices within a Policy. With the wide variety of fund options available, it is possible to finetune an investment mix and change it to meet changing personal objectives or investment conditions. Policy owners should be prepared to monitor their investment choices on an ongoing basis.

                    Variable life insurance has significant tax advantages under current tax law. A transfer of values from one fund to another within the Policy generates no taxable gain or loss. And any investment income and realized capital gains within a fund are automatically reinvested without being taxed to the Policy owners. Policy values therefore accumulate on a tax-deferred basis. These situations would normally result in immediate tax liabilities in the case of direct investment in mutual funds.

                    While these tax deferral features also apply to variable annuities, liquidity (the ability of Policy owners to access Policy values) is normally more easily achieved with variable life insurance. Unless a policy has become a "modified endowment contract", an Owner can borrow Policy values tax-free, without surrender charges and at very low net interest cost. (See "TAX ISSUES.") Policy loans can be a source of retirement income. Variable annuity withdrawals are generally taxable to the extent of accumulated income, may be subject to surrender charges, and will result in penalty tax if made before age 59 1/2.

                    Depending on the death benefit option chosen, accumulated Policy values may also be part of the eventual death benefit payable. If a Policy is heavily funded and investment performance is very favorable, the death benefit may increase even further because of tax law requirements that the death benefit be a certain multiple of Policy value, depending on the Insured's ages. (See "DEATH BENEFITS.") The death benefit is income-tax free and may, with proper estate planning, be estate-tax free. A tax advisor should be consulted.

                    There are costs and expenses of variable life insurance ownership which are directly related to Policy values (i.e. asset based costs) as is true with investment in mutual funds or variable annuities. A significant additional cost of variable life insurance is the "cost of insurance" charge which is imposed on the "amount at risk" (the death benefit less Policy value) and increases as the insured grows older. This charge varies by age, underwriting classification, smoking status and in most states by gender. The effect of its increase can be seen in illustrations in this Prospectus (see APPENDIX 1) or in personalized illustrations available upon request. Surrender Charges, which decrease over time, are another significant additional cost if the Policy is not retained.

                    REPLACEMENTS


                    Before purchasing the Policy to replace, or to be funded with proceeds borrowed or withdrawn from; an existing life insurance policy or annuity contract, an applicant should consider a number of factors to determine whether doing so is in his or her best interest. Will any commission be paid to an agent or any other person with respect to the replacement? Is coverage and comparable values available from the Policy, as compared to his or her existing policy? The Insured may no longer be insurable or the contestability period may have elapsed with respect to the existing policy, while the Policy could be contested. How much of the surrender charge period under your old policy has elapsed? (Your Policy with us will have a new surrender charge period.) Will the surrender charges under this Policy be lower or higher than under the old Policy? The insurance risk under your Policy with us will not start until the prior policy has been deemed surrendered. If you buy this Policy you should consider these and similar matters before deciding to replace this Policy or to withdraw funds from it.


APPLICATION

                    Any person who wants to buy a Policy must first complete an application on a form provided by LLANY.

                    A complete application identifies the prospective Insureds and provides sufficient information about them to permit LLANY to begin underwriting the risks under the Policy. We require medical history and examination of each of the Insureds. LLANY may decline to provide insurance on the lives of the Insureds or, if it agrees to provide insurance, it may place one or both Insureds into a special underwriting category (these include preferred, non-smoker standard, smoker standard, non-smoker substandard and smoker substandard). The amount of the Cost of Insurance deducted monthly from the Policy value after issue varies among the underwriting categories as well as by Age and gender of the Insureds.

                    The applicant will select the Beneficiary or Beneficiaries who are to receive Death Benefit Proceeds payable on the Second Death, the initial face amount (the Initial Specified Amount) of the Death Benefit and which of two methods of computing the Death Benefit is to be used. (See "DEATH BENEFITS.") The applicant will also indicate both the frequency and amount of Premium Payments. (See "PREMIUM FEATURES.") The applicant must also determine how Policy values are initially to be allocated among the available funding options following the expiration of the Right-to-Examine Period. (See "RIGHT-TO-EXAMINE PERIOD").

OWNERSHIP

                    The Owner is the person or persons named as Owner in the application, and on the Date of Issue will usually be identified as Owner in the Policy Specifications. If no person is identified as Owner in the Policy Specifications, then the Insureds are the Owner. The person or persons designated to be Owner of the Policy must have, or hold legal title for the sole benefit of a person who has, an "insurable interest" in the lives of each of the Insureds under applicable state law. The Owner may be either or both of the Insureds, or any other natural person or non-natural entity. The Owner owns and exercises the rights under the Policy prior to the Second Death.

                    The Owner is the person who is ordinarily entitled to exercise the rights under the Policy so long as either of the Insureds is living. These rights include the power to select the Beneficiary and the Death Benefit Option. The Owner generally also has the right to request policy loans, make partial surrenders or surrender the Policy. The Owner may also name a new owner, assign the Policy or agree not to exercise all of the Owner's rights under the Policy.

                    If the Owner is a person other than the last surviving Insured, and that Owner dies before the Second Death, the Owner's rights in the Policy will belong to the Owner's estate, unless otherwise specified to LLANY.

BENEFICIARY

                    The Beneficiary is designated by the Owner or the Applicant and is the person who will receive the Death Benefit proceeds payable under the Policy. The person or persons named in the application as Beneficiary are the Beneficiaries of the Death Benefit under the Policy. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to LLANY.

                    Except when LLANY has acknowledged an assignment of the Policy or an agreement not to change the Beneficiary, the Owner may change the Beneficiary at any time while either of the Insureds is living. Any request for a change in the Beneficiary must be in a written form satisfactory to LLANY and submitted to LLANY. Unless the Owner has reserved the right to change the Beneficiary, such a request must be signed by both the Owner and the Beneficiary. On recordation, the change of Beneficiary will be effective as of the date of signature or, if there is no such date, the date recorded. No change of Beneficiary will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded.

                    If any Beneficiary dies before the Second Death, the Beneficiary's potential interest shall pass to any surviving Beneficiaries, unless otherwise specified to LLANY. If no named Beneficiary survives the Second Death, any Death Benefit Proceeds will be paid to the Owner or the Owner's executor, administrator or assignee.

INSUREDS

                    There are two Insureds under the Policy. At the Date of Issue of the Policy the Owner must have an insurable interest in each of the Insureds. On the Second Death, a Death Benefit is payable under the Policy.

THE POLICY

                    The Policy is the life insurance contract described in this Prospectus. The Date of Issue is the date on which LLANY begins life insurance coverage under a Policy. A Policy Year is each twelve month period, beginning with the Date of Issue, during which the Policy is in effect. The Policy Anniversary is the day of the year the Policy was issued.

                    On issuance, a Policy will be delivered to the Owner. The Policy sets forth the terms of the Policy, as applicable to the Owner, and should be reviewed by the Owner on receipt to confirm that it sets forth the features specified in the application. The ownership and other options set forth in the Policy are registered, and may be transferred, solely on the books and records of LLANY. Possession of the Policy does not represent ownership or the right to exercise the incidents of ownership with respect to the Policy. If the Owner loses the form of Policy, LLANY will issue a replacement on request. LLANY may impose a Policy replacement fee.

                    POLICY SPECIFICATIONS

                    The Policy includes a Policy Specifications page, with supporting schedules, in which is set forth certain information applicable to the specific Policy. This information includes the identity of the Owner, the Date of Issue, the Initial Specified Amount, the Death Benefit Option selected, the Insureds, the issue Ages, the Beneficiary, the initial Premium Payment, the Surrender Charges, Expense Charges and Fees, Guarantee Maximum Cost of Insurance Rates.

PREMIUM FEATURES

                    The Policy permits flexible premium payments, meaning that the Owner may select the frequency and the amount of Premium Payments. After the Initial Premium Payment is paid there is no minimum premium required. The initial Premium Payment is due on the Effective Date (the date on which the initial premium is applied to the Policy) and must be equal to or exceed the amount necessary to provide for two Monthly Deductions.

                    PLANNED PREMIUMS; ADDITIONAL PREMIUMS

                    "Planned Premiums" are the amount of premium (as shown in the Policy Specifications) the applicant chooses to pay LLANY on a scheduled basis. This is the amount for which LLANY sends a premium reminder notice.

                    Any subsequent Premium Payments (Additional Premiums) must be sent directly to the Administrative Office. Additional Premiums will be credited only when actually received by LLANY. Planned Premiums may be billed with an annual, semiannual, or quarterly frequency. Pre-authorized automatic additional premium payments can also be arranged at any time.

                    Unless specifically otherwise directed, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy lapse) will be applied first to reduce Policy indebtedness. There is no premium load on such payments to the extent applied to reduce indebtedness.

                    LIMITS ON RIGHT TO MAKE PAYMENTS OF ADDITIONAL AND PLANNED PREMIUMS

                    The Owner may increase Planned Premiums, or pay Additional Premiums, subject to the following limitations and LLANY's right to limit the amount or frequency of Additional Premiums.

                    LLANY may require evidence of insurability if any payment of Additional Premium (including Planned Premium) would increase the difference between the Death Benefit and the Accumulation Value. If LLANY is unwilling to accept the risk, the increase in premium will be refunded without interest and without participation of such amounts in any underlying investment.

                    LLANY may also decline any Additional Premium (including Planned Premium) or a portion thereof that would result in total Premium Payments exceeding the maximum limitation for life insurance under federal tax laws. The excess amount would be returned.

                    PREMIUM LOAD; NET PREMIUM PAYMENT

                    LLANY deducts 8.0% from each Premium Payment. This amount, sometimes referred to as premium load, covers certain Policy-related state tax and federal income tax liabilities and a portion of the sales expenses incurred by LLANY. The Premium Payment, net of the premium load, is called the "Net Premium Payment."

RIGHT-TO-EXAMINE PERIOD


                    Your Initial Premium Payment received by LLANY, net charges and fees, will be allocated to the Money Market Sub-Account on the Date of Issue. Ten (10) days (60 days for a replacement policy) from the Date of Issue, your Money Market Sub-Account value will be automatically allocated among the Sub-Accounts and the Fixed Account as designated by the Owner. If your Policy has been backdated, your Net Premium Payment may be allocated directly into the Sub-Accounts you have selected. Please consult your Registered Representative or LLANY's Administrative Office for the exact number of days before your funds will be moved from the Money Market Sub-Account. If the Policy is returned for cancellation within the Right-to-Examine Period, we will return any Premium Payments made.


TRANSFERS AND ALLOCATION AMONG ACCOUNTS

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    The allocation of Net Premium Payments among the Fixed Account and the Sub-Accounts may be set forth in the application. An Owner may change the allocation of future Net Premium Payments at any time. In any allocation, the amount allocated to any Sub-Account must be in whole percentages. No allocation can be made which would result in a Sub-Account Value of less than $50 or a Fixed Account Value of less than $2,500. LLANY, at its sole discretion, may waive minimum balance requirements on the Sub-Accounts.

                    TRANSFERS

                    The Owner may make transfers among the Sub-Accounts, on the terms set forth below, at any time before the younger Insured reaches or would have reached Age 100. The Owner should carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts.


                    Transfers from one Sub-Account to another or from the Sub-Accounts to the Fixed Account are possible at any time. Within 30 days after each anniversary of the Date of Issue, the Owner may transfer up to the lesser of (a) 25% of the Fixed Account Value (as of the preceding anniversary of the Date of Issue) or (b) $250,000 to one or more Sub-Accounts. Up to 12 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge. A $25 Fee may apply for each transfer request in excess of 12 in any Policy Year. LLANY may further limit transfers from the Fixed Account at any time.



                    Transfers must be made in proper written form, unless the Owner has given written authorization to LLANY to accept telephone transactions. Authorization to engage in telephone transactions and permitted telephone transactions must be in accordance with the procedures described in COMMUNICATIONS WITH LLANY, Telephone and Other Electronic Communications. You may also send your request by facsimile to the Administrative Office. Written transfer requests or adequately authenticated telephone transfer requests received at the Administrative Office by the close of the New York Stock Exchange (usually 4:00 PM ET) on a Valuation Day will be effected as of that day. Otherwise, requests will be effective as of the next Valuation Day.



                    Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after the Administrative Office receives a request in proper written form or adequately authenticated telephone transfer requests.

                    LIMITS ON FREQUENT TRANSFERS



                    The Policy is not designed to serve as a vehicle for frequent trading, in response to short-term fluctuations in the market. Such frequent trading can disrupt the management of a Fund; increase trading and transaction costs and raise expenses; disrupt planned investment strategies; force unplanned porfolio turnover and adversely affect Fund performance through asset swings that decrease the Fund's ability to provide maximum investment return to all Policy owners. Accordingly, organizations and individuals who use market-timing investment strategies and make frequent transfers should not purchase this Policy.



                    We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization, individual or other party authorized to give transfer instructions on behalf of multiple owners. Such restrictions could include:



                    (1) Not accepting transfer instructions from an agent acting on behalf of more than one policy owner; and


                    (2) Not accepting preauthorized transfer forms from
                        market-timers or other entities acting on behalf of more than one Policy owner at a time.



                    We further reserve the right to impose, without prior notice, restrictions on any transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Policy owners or harm the Funds.


                    OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

                    The Owner may elect to participate in programs providing for Dollar Cost Averaging or Automatic Rebalancing, but may participate in only one program at any time.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging systematically transfers specified dollar amounts from the Money Market Sub-Account. Transfer allocations may be made to one or more of the Sub-Accounts on a monthly or quarterly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, an Owner may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market.

                    If the Owner elects Dollar Cost Averaging, the value in the Money Market Sub-Account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

                    An election for Dollar Cost Averaging is effective after the Administrative Office receives a request from the Owner in proper written form or by telephone, if adequately authenticated. An election is effective within ten business days, but only if there is sufficient value in the Money Market Sub-Account. LLANY may, in its sole discretion, waive Dollar Cost Averaging minimum deposit and transfer requirements.

                    Dollar Cost Averaging terminates automatically: (1) if the number of designated transfers has been completed; (2) if the value in the Money Market Sub-Account is insufficient to complete the next transfer; (3) within one week after the Administrative Office receives a request for termination in proper written form or by telephone, if adequately authenticated; or (4) if the Policy is surrendered.

                    Currently, there is no charge for Dollar Cost Averaging, but LLANY reserves the right to impose a charge.

                    AUTOMATIC REBALANCING

                    Automatic Rebalancing periodically restores to a pre-determined level the percentage of Policy value allocated to each Sub-Account (e.g. 20% Money Market,
                    50% Growth, 30% Utilities). The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts will be subject to Automatic Rebalancing.

                    The Owner may select Automatic Rebalancing on a quarterly, semi-annual or annual basis. Automatic Rebalancing may be elected, terminated or the allocation may be changed at any time, effective within ten business days upon receipt by the Administrative Office of a request in proper written form or by telephone, if adequately authenticated.

                    Currently, there is no current charge for Automatic Rebalancing, but LLANY reserves the right to impose a charge.

POLICY VALUES

                    The "Accumulation Value" is the sum of the Fixed Account Value, Separate Account Value and the Loan Account Value. The Accumulation Value of the Policy depends on the performance of the underlying investments. Policy values are used to fund Policy fees and expenses, including the Cost of Insurance. Premium Payments to meet your objectives will vary based on the investment performance of the underlying investments. A market downturn, affecting the Sub-Accounts upon which the Accumulation Value of a particular Policy depends, may require additional premium payments beyond those expected to maintain the level of coverage or to avoid lapse of the Policy. We strongly suggest you review periodic statements to see if additional premium payments must be made to avoid lapse of the Policy.

                    We will tell you at least annually the Accumulation Value, the number of Accumulation Units which remain credited to the Policy, the current Accumulation Unit values, the Sub-Account values, the Fixed Account Value and the Loan Account Value.


                    VALUATION -- FIXED ACCOUNT AND SEPARATE ACCOUNT



                    The portion of a Premium Payment remaining after deduction of the premium charge is the "Net Premium Payment", and is available for allocation to the Fixed Account and/or the Separate Account, at your direction. We credit Net Premium Payments to the Policy as of the date they are received. (See "Communications with LLANY" for an explanation of how we determine when we have "received" a premium payment.)



                    ALLOCATION OF PREMIUM PAYMENTS TO SEPARATE ACCOUNT



                    NUMBER OF UNITS. When you make premium payments, the portion you allocate to each Sub-Account of the Separate Account is converted into units of measure we call "Variable Accumulation Units". The number of these units we credit to you for each Sub-Account is determined by dividing the amount you allocated to that Sub-Account by the value of a Variable Accumulation Unit for that Sub-Account on the Valuation Day on which the Premium Payment is received at our Administrative Office, if it is received before 4:00 PM, New York time. If received at or after 4:00 PM, New York time, we will use the value of a Variable Accumulation Unit computed on the next Valuation Day.



                    The number of Variable Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of a Variable Accumulation Unit. That value may vary from Valuation Period to Valuation Period to reflect the investment experience of the portfolio or fund used in a particular Sub-Account and fees charged under the Policy.

                    VALUATION DAY; VALUATION PERIOD. Variable Accumulation Units will be valued once daily as of the close of trading, normally 4:00 PM, New York time, on each day that the New York Stock Exchange (NYSE) is open and trading is unrestricted ("Valuation Day"). On any day other than a Valuation Day, the Variable Accumulation Unit value will not change. A "Valuation Period" is the period starting at the close of trading on the NYSE on a Valuation Day, and ending at the close of trading on the next Valuation Day.



                    PER-UNIT VALUATION. To determine your Separate Account Value on each Valuation Day we must first calculate the value of a Variable Accumulation Unit for each Sub-Account. The beginning value for each Sub-Account is established at the inception of the Sub-Account, at an arbitrary amount. Thereafter it may increase or decrease from Valuation Period to Valuation period.



                    We determine each Variable Accumulation Unit value after the first as follows:



                    (1)We calculate the total value of the Fund shares held in the Sub-Account by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and then by adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period;


                    (2)Next, we SUBTRACT the liabilities of the Sub-Account at the end of the Valuation Period. These liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine results from the operation of the Separate Account; and


                    (3)We divide the result by the number of Variable
                       Accumulation Units outstanding at the beginning of the Valuation Period.



                    In certain circumstances, and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.



                    The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period. The amount of Monthly Deduction allocated to each Sub-Account will result in the cancellation of Variable Accumulation Units that have an aggregate value, on the date of such deduction, equal to the total amount by which the Sub-Account is reduced.


                    FIXED ACCOUNT AND LOAN ACCOUNT VALUE

                    The Fixed Account Value and the Loan Account Value reflect amounts allocated to LLANY's General Account through payment of premiums or through transfers from the Separate Account. LLANY guarantees the Fixed Account Value.


                    ACCUMULATION VALUE



                    The "Accumulation Value" of a Policy is determined by:



                    (1)multiplying the total number of Variable Accumulation
                       Units credited to the Policy for each Sub-Account by its appropriate current Variable Accumulation Unit Value; and


                    (2)if a combination of Sub-Accounts is elected, totaling the resulting values; and


                    (3)adding any values attributable to the Fixed Account and the Loan Account. The Accumulation Value will be affected by Monthly Deductions.

                    NET ACCUMULATION VALUE

                    The Net Accumulation Value is the Accumulation Value less the Loan Account Value. The Net Accumulation Value represents the net value of the Policy and is the basis for calculating the Surrender Value.

FUNDS


                    Each of the Sub-Accounts of the Separate Account is invested solely in the shares of one of the Funds available under the Policies. Each of the Funds, in turn, is an investment portfolio of one of the trusts or corporations listed below. A given Fund may have a similar investment objective and principal investment strategy to those for another mutual fund managed by the same investment advisor or subadvisor. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the Funds are similar, investment results may vary.



                    The portfolios, their investment advisors and objectives, and the Funds within each that are available under the Policies are listed below. Additional information is available in each Funds prospectus.



                    AIM VARIABLE INSURANCE FUNDS is advised by A I M Advisors, Inc.



                        AIM V.I. GROWTH FUND (SERIES I): Seeks growth of capital.



                        AIM V.I. INTERNATIONAL GROWTH FUND (SERIES I) (FORMERLY AIM V.I. INTERNATIONAL EQUITY FUND): Seeks to provide long-term growth of capital.



                        AIM V.I. PREMIER EQUITY FUND (SERIES I) (FORMERLY AIM V.I. VALUE FUND): Seeks to achieve long-term growth of capital. Income is a secondary objective.



                    ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. is advised by Alliance Capital Management, L.P.



                        ALLIANCEBERNSTEIN SMALL CAP VALUE PORTFOLIO (CLASS A):
                        Seeks long-term growth of capital. The portfolio invests primarily in a diversified portfolio of equity securities of companies with relatively small market capitalizations. Under normal circumstances, the portfolio will invest at least 65% of its total assets in these types of securities. The portfolio's investment policies emphasize investment in companies that are determined to be undervalued, using a fundamental value approach.



                        GROWTH AND INCOME PORTFOLIO (CLASS A): Seeks reasonable current income and reasonable appreciation through investments primarily in dividend-paying common stocks of good quality. The portfolio may also invest in fixed-income securities and convertible securities.



                        PREMIER GROWTH PORTFOLIO (CLASS A): Seeks long-term growth of capital by pursuing aggressive investment policies. The portfolio invests predominately in the equity securities of a limited number of large, carefully selected high-quality U.S. companies that are judged likely to achieve superior earnings growth.



                        TECHNOLOGY PORTFOLIO (CLASS A): Seeks to emphasize growth of capital and invests for capital appreciation. Current income is only an incidental consideration. The portfolio may seek income by writing listed call options. The portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements (i.e., companies that use technology extensively in the development of new or improved products or processes).



                    AMERICAN FUNDS INSURANCE SERIES is advised by Capital Research and Management Company.

                        GLOBAL SMALL CAPITALIZATION FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalizations of $50 million to $1.5 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.



                        GROWTH FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.



                        GROWTH-INCOME FUND (CLASS 2): The fund seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.



                        INTERNATIONAL FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the United States. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.



                    BARON CAPITAL FUNDS TRUST is advised by BAMCO, Inc.



                        BARON CAPITAL ASSET FUND (INSURANCE SHARES): The investment objective is to purchase stocks, judged by the advisor, to have the potential of increasing their value at least 50% over two subsequent years, although that goal may not be achieved.



                    DELAWARE VIP TRUST (FORMERLY DELAWARE GROUP PREMIUM FUND) is advised by Delaware International Advisers, Ltd. for the Emerging Markets Series, and Delaware Management Company for all of the other Series.



                        DEVON SERIES (STANDARD CLASS): Seeks total return by investing primarily in common stocks that the Investment Manager believes have the potential for above-average earnings per share growth over time combined with a high degree of earnings consistency.



                        EMERGING MARKETS SERIES (STANDARD CLASS): Seeks long-term capital appreciation. Under normal circumstances, at least 80% of the Series' net assets will be in investments of emerging market issuers.



                        HIGH YIELD SERIES (STANDARD CLASS): Seeks total return and, as a secondary objective, high current income. Under normal circumstances, the Series will invest at least 80% of its net assets in fixed income securities rated at the time of purchase BB or lower by S&P or similarly rated by another NRSRO or, if unrated, judged to be of comparable quality.



                        LARGE CAP VALUE SERIES (STANDARD CLASS) (FORMERLY GROWTH AND INCOME SERIES): Seeks capital appreciation with current income as a secondary objective. Under normal circumstances, at least 80% of the Series' net assets will be in investments of large cap companies. Management considers buying a stock when they believe it is undervalued and has the potential to increase in price as the market realizes its true value.

                        REIT SERIES (STANDARD CLASS): Seeks to achieve maximum long-term total return with capital appreciation as a secondary objective. Under normal circumstances, the Series will invest at least 80% of its net assets in investments of real estate investment trusts (REITs).



                        SMALL CAP VALUE SERIES (STANDARD CLASS): Seeks capital appreciation by investing primarily in stocks of companies whose market values appear low relative to underlying value or future earnings and growth potential. Under normal circumstances, at least 80% of the Series' net assets will be in investments of small cap companies.



                        TREND SERIES (STANDARD CLASS): Seeks long-term capital appreciation by investing primarily in stocks of small growth oriented or emerging companies that, in the management team's view, are responsive to changes within the marketplace and have the fundamental characteristics to support continued growth.



                        U.S. GROWTH SERIES (STANDARD CLASS): Seeks to maximize capital appreciation. Under normal circumstances, at least 80% of the Series' net assets will be in U.S. investments. Investment management looks for stocks with low dividend yields, strong balance sheets, and high expected earnings growth rates as compared to other companies in the same industry.



                    FIDELITY VARIABLE INSURANCE PRODUCTS is advised by Fidelity Management and Research Company.



                        CONTRAFUND PORTFOLIO (SERVICE CLASS): Seeks long-term capital appreciation by investing primarily in securities of companies whose value the adviser believes is not fully recognized by the public.



                        GROWTH PORTFOLIO (SERVICE CLASS): Seeks long-term capital appreciation. The portfolio normally purchases common stocks.



                        GROWTH OPPORTUNITIES PORTFOLIO (SERVICE CLASS): Seeks capital growth by investing primarily in common stocks.



                        HIGH INCOME PORTFOLIO (SERVICE CLASS): Seeks high current income by investing at least 65% of total assets in income-producing debt securities, with an emphasis on lower quality securities.



                        OVERSEAS PORTFOLIO (SERVICE CLASS): Seeks long term growth of capital by investing mainly in foreign securities.



                    FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST is advised by Templeton Investment Counsel, LLC for the Templeton Foreign Securities Fund, Templeton Global Advisors Limited for the Templeton Growth Securities Fund, and Franklin Advisers, Inc. for the Franklin Small Cap Fund.



                        TEMPLETON FOREIGN SECURITIES FUND (CLASS 2) (FORMERLY TEMPLETON INTERNATIONAL SECURITIES FUND): Seeks long-term capital growth. Invests primarily in stocks of companies outside the United States, including those in emerging markets.



                        TEMPLETON GROWTH SECURITIES FUND (CLASS 2): Seeks long-term capital growth. Invests primarily in stocks of companies of any nations, including those in the U.S. and emerging markets.



                        FRANKLIN SMALL CAP FUND (CLASS 1): Seeks long-term capital growth. Invests primarily in equity securities of U.S. small cap companies, with market cap values not exceeding (1) $1.5 billion, or (2) the highest market cap value in the

                        Russell 2000 Index, whichever is greater, at the time of purchase. The fund may continue to hold an investment for furthercapital growth opportunities even if the company is no longer considered a small cap company.



                    JANUS ASPEN SERIES is advised by Janus Capital Management
                    LLC.



                        AGGRESSIVE GROWTH PORTFOLIO (SERVICE SHARES): Seeks long-term growth of capital by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies.



                        BALANCED PORTFOLIO (INSTITUTIONAL SHARES): Seeks long-term capital growth, consistent with the preservation of capital and balanced by current income. The Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The Portfolio will normally invest at least 25% of its assets in fixed-income securities.



                        GLOBAL TECHNOLOGY PORTFOLIO (SERVICE SHARES): Seek long-term growth of capital by investing, under normal circumstances, at least 80% of its net assets in securities of companies that the portfolio manager believes will benefit significantly from advances or improvements in technology. It implements this policy by investing primarily in equity securities of U.S. and foreign companies selected for their growth potential.



                        WORLDWIDE GROWTH PORTFOLIO (INSTITUTIONAL SHARES): Seek long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of companies of any size throughout the world. The Portfolio normally invests in issuers from at least five different countries, including the United States. The Portfolio may at times invest in fewer than five countries or even a single country.



                    LINCOLN NATIONAL FUNDS (LN) are advised by Delaware Management Company.



                        LN AGGRESSIVE GROWTH FUND, INC.: Seeks to maximize capital appreciation. The fund invests in stocks of small, lesser-known companies, which have a chance to grow significantly in a short time.



                        LN BOND FUND, INC.: Seeks maximum current income consistent with prudent investment strategy. The fund invests primarily in medium and long-term corporate and government bonds.



                        LN CAPITAL APPRECIATION FUND, INC.: Seeks long-term growth of capital in a manner consistent with the preservation of capital. The fund primarily buys stocks in a large number of companies of all sizes if the companies are competing well and if their products or services are in high demand. It may also buy some money market securities and bonds, including junk bonds.



                        LN EQUITY INCOME, INC.: Seeks reasonable income by investing primarily in income-producing equity securities. The fund invests mostly in high-income stocks with some high-yielding bonds (including junk bonds).



                        LN GLOBAL ASSET ALLOCATION FUND, INC.: Long-term return consistent with preservation of capital. The fund allocates its assets among several categories of equity and fixed-income securities, both of the U. S. and foreign insurers.



                        LN INTERNATIONAL FUND, INC.: Long-term capital appreciation. The fund trades in securities issued outside the United States -- mostly stocks, with an occasional bond or money market security.

                        LN MONEY MARKET FUND, INC.: Seeks maximum current income consistent with the preservation of capital. The fund invests in high quality, short-term obligations issued by U.S. corporations, the U.S. government, and federally chartered banks and U.S. branches of foreign banks.



                        LN SOCIAL AWARENESS FUND, INC.: Long-term capital appreciation. The fund buys stocks of established companies which adhere to certain specific social criteria.



                    MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST is advised by Massachusetts Financial Services Company.



                        CAPITAL OPPORTUNITIES SERIES (INITIAL CLASS): Seeks capital appreciation.



                        EMERGING GROWTH SERIES (INITIAL CLASS): Seeks to provide long-term growth of capital.



                        TOTAL RETURN SERIES (INITIAL CLASS): Seeks mainly to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.



                        UTILITIES SERIES (INITIAL CLASS): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities).



                    NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST is advised by Neuberger Berman Management Incorporated.



                        MID-CAP GROWTH PORTFOLIO: Seeks growth of capital by investing primarily in common stocks of mid-capitalization companies, using a growth-oriented investment approach.



                        PARTNERS PORTFOLIO: Seeks capital growth by investing mainly in common stocks of mid- to large capitalization established companies using the value-oriented investment approach.



                        REGENCY PORTFOLIO: Seeks growth of capital by investing mainly in common stocks of mid-capitalization companies. The portfolio seeks to reduce risk by diversifying among different companies and industries.



                    PUTNAM VARIABLE TRUST is advised by Putnam Investment Management, L.L.C.



                        GROWTH & INCOME FUND (CLASS IB): Seeks capital growth and current income by investing mainly in common stocks of U.S. companies with a focus on value stocks that offer the potential for capital growth, current income or both.



                        HEALTH SCIENCES (CLASS IB): Seeks capital appreciation by investing primarily in common stocks of the companies in the health sciences industry.



                    SCUDDER VIT FUNDS TRUST (FORMERLY DEUTSCHE ASSET MANAGEMENT VIT FUNDS TRUST) is advised by Deutsche Asset
                    Management, Inc.



                        EAFE-REGISTERED TRADEMARK- EQUITY INDEX FUND: The fund seeks to replicate as closely as possible, before expenses, the total return of the Morgan Stanley Capital International (MSCI) EAFE-Registered Trademark- Index (EAFE-Registered Trademark- Index) which emphasizes stocks of companies in major markets in Europe, Australia and the Far East.



                        EQUITY 500 INDEX FUND: The fund seeks to match, as closely as possible, before expenses, the performance of the Standard & Poor's 500 Composite Price Index (S&P 500 Index), which emphasizes stocks of large U. S. companies.

                        SMALL CAP INDEX FUND: The fund seeks to match, as closely as possible, before expenses, the performance of the Russell 2000 Small Stock Index (Russell 2000 Index), which emphasizes stocks of small U. S. companies.



                    Several of the Funds may invest in non-investment grade, high-yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund Prospectuses. Also, take note that during extended periods of low interest rates the yields of Money Market sub-accounts may become extremely low, and possibly negative.


                    There is no assurance that the investment objective of any of the Funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. There is investment performance risk in each of the Sub-Accounts, although the amount of such risk varies significantly among the Sub-Accounts. Owners should read each Fund's prospectus carefully and understand the risks before making or changing investment choices. Additional Funds may, from time to time, be made available as underlying investments, with prior approval of the New York Insurance Department. The right to select among Funds will be limited by the terms and conditions imposed by LLANY (SEE ALLOCATION OF NET PREMIUM PAYMENTS). LLANY may make changes (including substitutions) for some or all classes of Policy Owners.

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Separate Account or if, in the judgment of LLANY, further investment in such shares should cease to be appropriate in view of the purpose of the Separate Account or in view of legal, regulatory or federal income tax restrictions, or for any other reason in our sole discretion; LLANY may substitute shares of another Fund. There will be no substitution of securities in any Sub-Account without prior approval of the Securities and Exchange Commission and the New York Insurance Department. Substitute funds may have higher charges than the Funds being replaced.

                    Substitutions may be made with respect to existing investments or the investment of future premium payments, or both. LLANY may close Sub-Accounts to allocations of premium payments or contract value, or both, at any time in our sole discretion. The funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

                    VOTING RIGHTS

                    LLANY will vote the shares of each Fund held in the Separate Account at special meetings of the shareholders of the particular Fund in accordance with instructions received by the Administrative Office in proper written form from persons having a voting interest in the Separate Account. LLANY will vote shares for which it has not received instructions in the same proportion as it votes shares in the Separate Account for which it has received instructions. The Funds do not hold regular meetings of shareholders.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Trust not more than sixty (60) days prior to the meeting of the particular Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting. To determine how many votes each policy owner is entitled to direct with respect to a fund, first LLANY will calculate the dollar amount of your account value attributable to that Fund. Second we will divide that amount by $100.00. The result is the number of votes you may direct.

                    FUND PARTICIPATION AGREEMENTS


                    In order to make the Funds available, LLANY has entered into agreements with the trusts or corporations and their advisors or distributors. In some of these agreements, LLANY must perform certain administrative services for the Fund advisors or distributors. For these administrative functions, LLANY may be compensated by the Fund at annual rates of between .10% and .35% of the assets attributable to the Policies.


CHARGES AND FEES

                    LLANY deducts charges in connection with the Policy to compensate it for providing the Policy's insurance benefit, administering the Policy, assuming certain risks under the Policy and for sales related expenses we incur. LLANY may profit from any of these charges. The profit from any charges, including mortality and expense risk and cost of insurance charges, may be used for any purpose, including covering shortfalls from other charges.

                    The nature and amount of these charges are as follows:


                    PREMIUM CHARGE


                    We deduct a premium charge of 8% from each premium payment.

                    DEDUCTIONS MADE MONTHLY

                    We make various expense deductions monthly. The Monthly Deduction, including the Cost of Insurance Charge and charges for supplemental riders or benefits, if any, is made from the Net Accumulation Value.

                    The Monthly Deductions are deducted proportionately from the value of each underlying investment subject to the charge. In the case of Sub-Accounts, Accumulation Units are canceled and the value of the canceled Accumulation Units is withdrawn in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the Monthly Anniversary Day starting on the Date of Issue. The Monthly Anniversary Day under the Policy is the same day of each month as the Date of Issue, provided that if there is no such date in a given month, it is the first Valuation Day of the next month. If the day that would otherwise be a Monthly Anniversary Day is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

                    If the Net Accumulation Value is insufficient to cover the current Monthly Deduction, you have a 61-day period (Grace Period) to make a payment sufficient to cover that deduction. (See "LAPSE AND REINSTATEMENT.")

                    MONTHLY DEDUCTION

                    There is a flat dollar Monthly Deduction of $12.50 until the first Policy Anniversary and $5 thereafter. In addition there is a Monthly Deduction charge of $0.09 per $1000 of Specified Amount for the first twenty years of the Policy and for the first twenty years following an increase in Specified Amount.

                    These charges compensate LLANY for administrative expenses associated with Policy issue and ongoing Policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

                    COST OF INSURANCE CHARGE

                    The "Cost of Insurance" charge is the portion of the Monthly Deduction designed to compensate LLANY for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplemental benefits or monthly expense charges.

                    The Cost of Insurance charge depends on the Age (the age of the subject person at his/ her nearest birthday), underwriting category and gender of both Insureds and the current "Net Amount at Risk" (Death Benefit minus the Accumulation Value). The rate on which the Monthly Deduction for the Cost of Insurance is based will generally increase as the Insureds age, although the Cost of Insurance charge could decline if the Net Amount at Risk drops relatively faster than the Cost of Insurance Rate increases.

                    The Cost of Insurance charge is determined by dividing the Death Benefit at the previous Monthly Anniversary Day by
                    1.0032737 (the monthly equivalent of an annual rate of 4%), subtracting the Accumulation Value at the previous Monthly Anniversary Day, and multiplying the result (the Net Amount at Risk) by the applicable Cost of Insurance Rate as determined by LLANY. The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO, Male or Female); or, for unisex rates, on the 1980 CSO-B Table.

                    MORTALITY AND EXPENSE RISK CHARGE

                    LLANY deducts a daily mortality and expense risk charge as a percentage of the assets of the Separate Account. The mortality risk assumed is that insureds may live for a shorter period than estimated, and therefore, a greater amount of death benefit will be payable. The expense risk assumed is that expenses incurred is issuing and administering the policies will be greater than estimated. The mortality and expense risk charge is currently at an annual rate of 0.80%, and is guaranteed not to exceed 0.90% per year.

                    SURRENDER CHARGES

                    A generally declining Surrender Charge will apply if the Policy is totally surrendered or lapses during the first fifteen years following the Date of Issue or the first fifteen years following an increase in Specified Amount. The Surrender Charge varies by Age of the Insureds, the number of years since the Date of Issue, and Specified Amount. The charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The maximum Surrender Charge is included in each Policy and is in compliance with each state's nonforfeiture law. Examples of the Surrender Charge can be seen in Appendix 1 by subtracting "Surrender Value" from "Total Accumulation Value" on any chosen set of investment return assumptions.

                    The Surrender Charge under a Policy is proportional to the face amount of the Policy. Expressed as a percentage of face amount, it is higher for older than for younger issue ages. For example, assuming issue ages 80, the first year Surrender Charge is $37.40 per $1000 of face amount. At issue ages 65 it is $25.10 per $1000 of face amount, at issue ages 55 it is $13.68 per $1000 of face amount, and at issue ages 25 it is $2.87 per $1000 of face amount. These calculations assume both insureds are the same age. The Surrender Charge cannot exceed Policy value but may equal Policy Value, especially during the first two Policy Years. All Surrender Charges decline to zero over the 15 years following issuance of the Policy. See, for example, the illustrations in Appendix 1 for issue ages 55 and 65.

                    If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge. The Surrender Charge applicable to the increase would be equal to the Surrender Charge on a new Policy whose Specified Amount was equal to the amount of the increase. Supplemental Policy Specifications will be sent to the Owner upon an increase in Specified Amount reflecting the maximum additional Surrender Charge in the Table of Surrender Charges. The minimum allowable increase in Specified Amount is $1,000. LLANY may change this at any time.

                    If the Specified Amount is decreased while the Surrender Charge applies, the Surrender Charge will remain the same.

                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of $25 (not to exceed 2% of the amount surrendered) is imposed, allocated pro-rata among the Sub-Accounts from which the partial surrender proceeds are taken.

                    Any surrenders, full or partial, may result in tax implications. (See "TAX ISSUES.")

                    Based on its actuarial determination, LLANY does not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which LLANY will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from the general account of LLANY, which supports insurance and annuity obligations.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    LLANY reserves the right to impose a $25 charge for each transfer request in excess of 12 in any Policy Year. A single transfer request, either in writing or by telephone, may consist of multiple transactions.

DEATH BENEFITS

                    The Death Benefit Proceeds is the amount payable to the Beneficiary upon the Second Death (the death of the second of the two Insureds to die), in accordance with the Death Benefit Option elected. Loans (if any) and overdue deductions are deducted from the Death Benefit Proceeds prior to payment.

                    The Specified Amount, which may not be less than $250,000, is the amount requested by the Policy Owner at the time of application for insurance. This amount, in combination with a death benefit option, will define the death benefit. The Specified Amount is a field on the Policy Specification Page. The two Death Benefit Options are described below. The applicant must consider a number of factors in selecting the Specified Amount, including the amount of proceeds required on the Second Death and the Owner's ability to make Premium Payments. In evaluating this decision, the applicant should consider that the greater the Net Amount at Risk, the greater the monthly deductions for the Cost of Insurance.

                    DEATH BENEFIT OPTIONS

                    Two different Death Benefit Options are available under the Policy. The Death Benefit Proceeds payable under the Policy is the greater of (a) the Corridor Death Benefit or (b) the amount determined under the Death Benefit Option in effect on the date of the Second Death, less (in each case) any indebtedness under the Policy. In the case of Death Benefit Option 1, the Specified Amount is reduced by the amount of any partial surrender. The Corridor Death Benefit is the applicable percentage (the Corridor Percentage) of the Accumulation Value (rather than by reference to the Specified Amount) required to maintain the Policy as a "life insurance contract" for Federal income tax purposes. The Corridor Percentage is 250% through the time the younger

                    Insured reaches or would have reached Age 40 and decreases in accordance with the table in Appendix 2 of this Prospectus to 100% when the younger Insured reaches or would have reached Age 95.

                    Death Benefit Option 1 provides Death Benefit Proceeds equal to the Specified Amount (a minimum of $250,000). If Option 1 is selected, the Policy pays level Death Benefit Proceeds until the Minimum Death Benefit exceeds the Specified Amount. (See "DEATH BENEFITS," "FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE.")

                    Death Benefit Option 2 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Accumulation Value as of the date of the Second Death. If Option 2 is selected, the Death Benefit Proceeds increase or decrease over time, depending on the amount of premium paid and the investment performance of the underlying Sub-Accounts.

                    If for any reason the applicant fails to affirmatively elect a particular Death Benefit Option, Death Benefit Option 1 shall apply until changed as provided below. The ability of the Owner to support the Policy is an important factor in selecting between the Death Benefit Options, because the greater the Net Amount at Risk at any time, the more that will be deducted from the value of the Policy to pay the Cost of Insurance.

                    Owners who prefer insurance coverage that generally does not vary in amount and generally has lower Cost of Insurance Charges should elect Option 1. Owners who prefer to have favorable investment experience reflected in increased insurance coverage should select Option 2. Under Option 1, any Surrender Value at the time of the Second Death will revert to LLANY.

                    CHANGES IN DEATH BENEFIT OPTIONS AND SPECIFIED AMOUNT

                    All requests for changes between Death Benefit Options and changes in the Specified Amount must be submitted in proper form to the Administrative Office. The minimum amount of increase in Specified Amount currently permitted is $1,000. If requested, a supplemental application and evidence of insurability must also be submitted to LLANY.

                    In a change from Death Benefit Option 1 to Death Benefit Option 2, the Specified Amount shall be reduced so it thereafter equals (a) the amount payable under the Death Benefit Option in effect immediately before the change, minus (b) the Accumulation Value immediately before the change. In a change from Death Benefit Option 2 to Death Benefit Option 1, the Specified Amount shall be increased so that it thereafter equals the amount payable under the Death Benefit Option in effect immediately before the change.


                    If you want to increase your Specified Amount, you should note that an increase normally triggers a number of additional requirements, such as a separate surrender charge period, higher surrender charges overall, and a new incontestability period. Before requesting an increase in Specified Amount, consult your financial adviser to determine whether an increase is appropriate for your particular situation.


                    Any reductions in Specified Amount will be made against the initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to the Policy.

                    LLANY may at its discretion decline any request for a change between Death Benefit Options or increase in the Specified Amount. LLANY may at its discretion decline any request for change of the Death Benefit Option or reduction of the Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount or would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of Federal income tax law.

                    Any change is effective on the first Monthly Anniversary Day on or after the date of approval of the request by LLANY, unless the Monthly Deduction Amount would increase as a result of the change. In that case, the change is effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to or greater than the Monthly Deduction Amount, as increased.

                    FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE

                    The amount of the Death Benefit must satisfy certain requirements under the Code if the policy is to qualify as insurance for federal income tax purposes. The amount of the Death Benefit Proceeds required to be paid under the Code to maintain the Policy as life insurance under each of the Death Benefit Options is equal to the product of the Accumulation Value and the applicable Corridor Percentage. A table of Corridor Percentages is in Appendix 2.

NOTICE OF DEATH OF INSUREDS

                    Due Proof of Death must be furnished to LLANY at the Administrative Office as soon as reasonably practicable after the death of each Insured. Due Proof of Death must be in proper written form and includes a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof of death satisfactory to LLANY.

PAYMENT OF DEATH BENEFIT PROCEEDS

                    The Death Benefit Proceeds under the Policy will ordinarily be paid within seven days, if in a lump sum, or in accordance with any Settlement Option selected by the Owner or the Beneficiary after receipt at the Administrative Office of Due Proof of Death of both Insureds. The amount of the Death Benefit Proceeds under Option 2 will be determined as of the date of the Second Death. Payment of the Death Benefit Proceeds may be delayed if the Policy is contested or if Separate Account values cannot be determined.


                    We offer a checkbook service in which the Death Benefit proceeds are transfered into an interest-bearing account, in the Beneficiary's name as owner of the account. Your Beneficiary has quick access to the funds and is the only one authorized to transfer funds from the account. This service allows the Beneficiary additional time to decide how to manage Death Benefit Proceeds with the balance earning interest from the day the account is opened.


                    SETTLEMENT OPTIONS

                    There are several ways to which the Beneficiary may receive the Death Benefit Proceeds or the Owner may choose to receive payments upon surrender of the Policy.

                    The Owner may elect a Settlement Option before the Second Death; after the Second Death, if the Owner has not irrevocably selected a Settlement Option, the Beneficiary may elect one of the Settlement Options. If no Settlement Option is selected, the Death Benefit Proceeds will be paid in a lump sum.

                    If the Policy is assigned as collateral security, LLANY will pay any amount due the assignee in one lump sum. Any remaining Death Benefit Proceeds will be paid as elected.

                    A request to elect, change, or revoke a Settlement Option must be received in proper written form by the Administrative Office before payment of the lump sum or under any Settlement Option. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. Payments after the first payment will be made on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.

                    There are at least four Settlement Options:

                        The first Settlement Option is an annuity for the lifetime of the payee.

                        The second Settlement Option is an annuity for the lifetime of the payee, with monthly payments guaranteed for 60, 120, 180, or 240 months.

                        Under the third Settlement Option, LLANY makes monthly payments for a stated number of years, at least five but no more than thirty.

                        The fourth Settlement Option, provides that LLANY pays interest annually on the sum left with LLANY at a rate of at least 3% per year, and pays the amount on deposit on the payee's death.

                    Any other Settlement Option offered by LLANY at the time of election may also be selected.

POLICY LIQUIDITY


                    The Policy provides only limited liquidity. Subject to certain limitations, however, the Owner may borrow against the Surrender Value of the Policy, may make a partial surrender of some of the Surrender Value of the Policy and may fully surrender the Policy for its Surrender Value. Note, however, that in the earlier Policy Years, depending on the Premium Payments made, or if the Owner has requested a substantial reduction in Specified Amount, there may be little or no Surrender Value available.


                    POLICY LOANS

                    The Owner may at any time contract for Policy Loans up to an aggregate amount not to exceed 90% of the Surrender Value at the time a Policy Loan is made. It is a condition to securing a Policy Loan that the Owner execute a loan agreement and that the Policy be assigned to LLANY free of any other assignments. The Loan Account is the account in which Policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Fixed Account or the Sub-Accounts. Interest on Policy Loans accrues at an annual rate of 8%, and loan interest is payable to LLANY (for its account) once a year in arrears on each Policy Anniversary, or earlier upon full surrender or other payment of proceeds of a Policy.

                    The amount of a loan, plus any accrued but unpaid interest, is added to the outstanding Policy Loan balance. Unless paid in advance, any loan interest due will be transferred from the values in the Fixed Account and each Sub-Account, and treated as an additional Policy Loan, and added to the Loan Account Value.

                    During the first ten Policy Years, LLANY's current practice is to credit interest to the Loan Account Value at an annual rate equal to the interest rate charged on the loan minus 1% (guaranteed not to exceed 2%). Beginning with the eleventh Policy Year, LLANY's current practice is to credit interest at an annual rate equal to the interest rate charged on the loan, less 0% annually (guaranteed not to exceed 1%). In no case will the annual credited interest rate be less than 6% in each of the first ten Policy Years and 7% thereafter.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts (including for this purpose the Fixed Account), transfers from each for loans and loan interest will be made in proportion to the assets in each such Sub-Account at that time, unless LLANY is instructed otherwise in proper written form at the Administrative Office.

                    Repayments on the loan and interest credited on the Loan Account Value will be allocated according to the most recent Premium Payment allocation at the time of the repayment.

                    A Policy Loan, whether or not repaid, affects the proceeds payable upon the Second Death and the Accumulation Value. The longer a Policy Loan is outstanding, the greater the effect is likely to be. While an outstanding Policy Loan reduces the amount of assets invested, depending on the investment results of the Sub-Accounts, the effect could be favorable or unfavorable.

                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate without value subject to the conditions in the Grace Period Provision. (See "LAPSE AND REINSTATEMENT.")

                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result.

                    PARTIAL SURRENDER

                    You may make a partial surrender at any time before the Second Death by request to the Administrative Office in proper written form or by telephone, if you have authorized telephone transactions. Each time you request a partial surrender of your Policy, we charge you 2% of the amount withdrawn not to exceed $25. Total partial surrenders may not exceed 90% of the Surrender Value of the Policy. Each partial surrender may not be less than $500. Partial surrenders are subject to other limitations as described below.

                    Partial surrenders may reduce the Specified Amount and, in each case, reduce the Death Benefit Proceeds. To the extent that a requested partial surrender would cause the Specified Amount to be less than $250,000, the partial surrender will not be permitted by LLANY. In addition, if following a partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the surrender may be limited to the extent necessary to meet the federal tax law requirements.

                    The effect of partial surrenders on the Death Benefit Proceeds depends on the Death Benefit Option elected under the Policy. If Death Benefit Option 1 has been elected, a partial surrender would reduce the Accumulation Value and the Specified Amount. The reduction in the Specified Amount, which would reduce any past increases on a last in, first out basis, reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 2 has been elected, a partial surrender would reduce the Accumulation Value, but would not reduce the Specified Amount. The reduction in the Accumulation Value reduces the amount of the Death Benefit Proceeds.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, surrenders from each will be made in proportion to the assets in each Sub-Account at the time of the surrender, unless LLANY is instructed otherwise in proper written form at the Administrative Office. LLANY may at its discretion decline any request for a partial surrender.

                    SURRENDER OF THE POLICY


                    You may surrender the Policy at any time. On surrender of the Policy, LLANY will pay you or your assignee, the Surrender Value next computed after receipt of the request in proper written form at the Administrative Office. If the owner makes a full surrender, all coverage under the Policy will automatically terminate and may not be reinstated. Please note that if you surrender your Policy in its early years, you may receive little or no cash value.



                    We offer a personalized checkbook service for surrender of your Policy. Once your request is processed, proceeds are placed in an interest-bearing account in your name. You have complete access to your proceeds through check writing privileges. You have the choice of leaving proceeds in this account or you may write checks immediately -- even a check for the entire amount.


                    SURRENDER VALUE

                    The Surrender Value of a Policy is the amount the Owner can receive in a lump sum by surrendering the Policy. The Surrender Value is the Net Accumulation Value less the Surrender Charge (SEE CHARGES AND FEES, Surrender Charge). All or part of the Surrender Value may be applied to one or more of the Settlement Options. Surrender Values are illustrated in Appendix 1.

                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of loans or of the Surrender Value from any Sub-Accounts will generally be made within 7 days. Payment or transfer from the Fixed Account may be deferred up to six months at LLANY's option. If LLANY exercises its right to defer any payment from the Fixed Account, interest will accrue and be paid as required by law from the date the recipient would otherwise have been entitled to receive the payment.

ASSIGNMENT; CHANGE OF OWNERSHIP

                    While either Insured is living, you may assign your rights in the Policy, including the right to change the beneficiary designation. The assignment must be in proper written form, signed by you and recorded at the Administrative Office. No assignment will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded. LLANY is not responsible for any assignment not submitted for recording, nor is LLANY responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to LLANY at the time the assignment is recorded and any interest accrued on such indebtedness after recordation of any assignment.

                    Once recorded, the assignment remains effective until released by the assignee in proper written form. So long as an effective assignment remains outstanding, you will not be permitted to take any action with respect to the Policy without the consent of the assignee in proper written form.

                    So long as either Insured is living, you may name a new Owner by recording a change in ownership in proper written form at the Administrative Office. On recordation, the change will be effective as of the date of execution of the document of transfer or, if there is no such date, the date of recordation. No such change of ownership will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded. LLANY may require that the Policy be submitted to it for endorsement before making a change.

LAPSE AND REINSTATEMENT

                    LAPSE OF A POLICY


                    If at any time the Net Accumulation Value is insufficient to pay the Monthly Deduction, the Policy is subject to lapse and automatic termination of all coverage under the Policy. The Net Accumulation Value may be insufficient to pay the cost of insurance

                    (1)because it has been exhausted by earlier deductions,


                    (2)due to poor investment performance,


                    (3)due to partial surrenders,


                    (4)due to indebtedness for Policy Loans,


                    (5)due to substantial reductions in Specified Amount,


                    (6)due to the terms of certain Riders added to the Policy,
                       or


                    (7)because of some combination of these factors.


                    If LLANY has not received a Premium Payment or payment of indebtedness on Policy Loans necessary so that the Net Accumulation Value is sufficient to pay the Monthly Deduction Amount on a Monthly Anniversary Day, LLANY will send a written notice to the Owner and any assignee of record. The notice will state the amount of the Premium Payment or payment of indebtedness on Policy Loans necessary such that the Net Accumulation Value is at least equal to two times the Monthly Deduction Amount. If the minimum required amount set forth in the notice is not paid to LLANY on or before the day that is the later of (a) 31 days after the date of mailing of the notice, and (b) 61 days after the date of the Monthly Anniversary Day with respect to which such notice was sent (together, the Grace Period), then the policy shall terminate and all coverage under the policy shall lapse without value. If the Second Death occurs during the Grace Period, Death Benefit Proceeds will be paid, but will be reduced, in addition to any other reductions, by any unpaid Monthly Deductions. If the Second Death occurs after the Policy has lapsed, no Death Benefit Proceeds will be paid.

                    REINSTATEMENT OF A LAPSED POLICY

                    After the Policy has lapsed due to the failure to make a necessary payment before the end of an applicable Grace Period, it may be reinstated provided (a) it has not been surrendered, (b) there is an application for reinstatement in proper written form, (c) evidence of insurability of both insureds is furnished to LLANY and it agrees to accept the risk, (d) LLANY receives a payment sufficient to keep the Policy in force for at least two months, and (e) any accrued loan interest is paid. The effective date of the reinstated Policy shall be the Monthly Anniversary Day after the date on which LLANY approves the application for reinstatement. Surrender Charges will be reinstated as of the Policy Year in which the Policy lapsed.

                    If the Policy is reinstated, such reinstatement is effective on the Monthly Anniversary Day following LLANY approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

                    If the Surrender Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.

COMMUNICATIONS WITH LLANY

                    PROPER WRITTEN FORM


                    When ever this Prospectus refers to a communication "in proper written form," it means in writing, in form and substance reasonably satisfactory to LLANY, received at the Administrative Office. You may also send your communication by facsimile to the Administrative Office.



                    We will process your requests once we receive all letters, forms or other necessary documents, completed to our satisfaction. Proper written form may require, among other things, a signature guarantee or some other proof of authenticity. We do not generally require a signature guarantee, but may ask for one if it appears that your signature has changed, if the signature does not appear to be yours, if we have not received a properly completed application or confirmation of an application, or for other reasons to protect you and the Company.



                    RECEIPT OF WRITTEN COMMUNICATIONS



                    Once your Policy is in force, the effective date of payments, forms and requests you send us is usually determined by the day and time we receive the item in proper form at the mailing address that appears in this Prospectus. Planned periodic premium payments, loan requests, transfer requests, loan payments or withdrawal or surrender requests that we receive in proper form before 4:00 p.m. Eastern time on a business day will normally be effective as of the end of that day, unless the transaction is scheduled to occur on another business day. If we receive your payment or request on or after 4:00 p.m. Eastern time on a business day, your payment or request will be effective as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we'll process it as of the end of the next business day.



                    Other forms, notices and requests are normally effective as of the next business day after we receive them in proper form, unless the transaction is scheduled to occur on another business day. Change of owner and beneficiary forms are effective as of the day you sign the change form, once we receive them in proper form.



                    TELEPHONE AND OTHER ELECTRONIC COMMUNICATIONS



                    We allow telephone and other electronic transactions only when you provide us proper written authorization. To effect a permitted transaction using the telephone or other electronic means, the Owner, or his/her authorized representative, may have to provide the following: Policy number, partial Social Security number, personal identification number (PIN), and/or such other information as we may require to verify the identity and authority of the caller. We disclaim all liability for losses and other consequences resulting from unauthorized or fraudulent telephone or electronic transactions. In addition, we are not responsible for the consequences of instructions that fail to reach us in a timely manner. The Company believes that the procedures as stated above are reasonable and acknowledges that, if it does not follow these procedures, it may be liable for such losses.



                    If you have been issued a PIN number to make telephone or other electronic transactions to your account, be careful not to give it out to anyone. We will not be responsible for its misuse or for improper or unauthorized account transactions using your PIN.



                    Please note that telephone, facsimile and/or Internet access may not always be available. Any telephone, facsimile or Internet hookup, whether it is yours, your service provider's or your agent's, can experience outages or slowdowns arising from a variety of causes not of our making. These outages or slowdowns may result in delayed or lost instructions from you, and we will not be responsible for these "failed" transmissions. If you are experiencing problems, you should send your request in writing to our Administrative Office.


OTHER POLICY PROVISIONS

                    ISSUANCE

                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only when both Insureds are at least Age 18 but are less than Age 80.

                    DATE OF COVERAGE

                    The date of coverage will be the Date of Issue, provided both Insureds are alive and prior to any change in the health and insurability of the Insureds as represented in the application.

                    RIGHT TO EXCHANGE THE POLICY

                    The Owner may, within the first two Policy Years, exchange the Policy for a permanent life insurance policy then being offered by LLANY. The benefits for the new policy will not vary with the investment experience of the Separate Account. The exchange must be elected within 24 months from the Date of Issue. No evidence of insurability will be required.

                    The Owner, the Insureds and the Beneficiary under the new policy will be the same as those under the exchanged Policy on the date of the exchange. The Accumulation Value under the new Policy will be equal to the Accumulation Value under the old Policy on the date the exchange request is received. The new policy will have a Death Benefit on the exchange date not more than the Death Benefit of the original Policy immediately prior to the exchange date. If the Accumulation Value is insufficient to support the Death Benefit, the Owner will be required to make additional Premium Payments in order to effect the exchange. The new Policy will have a Date of Issue and issue Ages as of the date of exchange. The initial Specified Amount and any increases in Specified Amount will have the same rate class as those of the original Policy. Any indebtedness may be transferred to the new policy.

                    The exchange may be subject to an equitable adjustment in rates and values to reflect variances, if any, in the rates and values between the two Policies. After adjustment, if any excess is owed the Owner, LLANY will pay the excess to the Owner in cash. The exchange may be subject to federal income tax withholding.

                    If at any time while both Insureds are alive, a change in the Internal Revenue Code would result in a less favorable tax treatment of the Insurance provided under the policy or if the Insureds are legally divorced while the policy is in force, the Owner may exchange the policy for separate single life policies on each of the Insureds subject to the following conditions: (a) evidence of insurability satisfactory to LLANY is furnished, (b) the amount of insurance of each new Policy is not larger than one half of the amount of insurance then in force under the policy, (c) the premium for each new policy is determined according to LLANY's rates then in effect for that policy based on each Insured's then attained age and sex, and (d) any other requirements as determined by LLANY are met. The new policy will not take effect until the date all such requirements are met.

                    MATURITY OF THE POLICY

                    If either Insured is still living on the Monthly Anniversary following the younger Insured's 100th birth date, at that point the Policy will terminate and the Owner will receive the Surrender Value.

                    INCONTESTABILITY

                    LLANY will not contest payment of the Death Benefit Proceeds based on the initial Specified Amount after the Policy has been in force for two years from the Date of Issue so long as both Insureds were alive during those two years. For any increase in Specified Amount requiring evidence of insurability, LLANY will not contest payment of the Death Benefit Proceeds based on such an increase after it has been in force for two years from its effective date so long as both Insureds were alive during those two years.

                    MISSTATEMENT OF AGE OR GENDER

                    If the Age or gender of either of the Insureds has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit Proceeds will be 1. multiplied by 2. and then the result added to 3. where:
                       1. is the Net Amount at Risk at the time of the Second
                          Death;
                       2. is the ratio of the monthly Cost of Insurance applied
                          in the Policy month of death to the monthly Cost of Insurance that should have been applied at the true Age and gender in the Policy month of death; and
                       3. is the Accumulation Value at the time of the Second
                          Death.

                    SUICIDE

                    If the Second Death is by suicide, while sane or insane, within two years from the Date of Issue, LLANY will upon the Second Death pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the Second Death is by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, LLANY will upon the Second Death pay no more than a refund of the monthly charges for the cost of such additional benefit.

                    RIDERS


                    We may offer you Riders to the Policy from time to time. Riders may alter the benefits or charges in your Policy, and their election may have tax consequences for you. Also, if you elect a particular Rider, it may restrict the term of your Policy, or of other Riders in force. Riders may be available other than those listed here. Consult your financial and tax advisers before adding Riders to, or deleting them from, your Policy.


                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of LLANY.

TAX ISSUES


                    INTRODUCTION. The Federal income tax treatment of the policy is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your policy, and is not intended as tax advice. This discussion also does not address other Federal tax consequences, such as estate, gift, and generation skipping transfer taxes, or any state and local income, estate, and inheritance tax consequences, associated with the policy. As a result, you should always consult a tax adviser about the application of federal and state tax rules to your individual situation.


                    TAXATION OF LIFE INSURANCE CONTRACTS IN GENERAL

                    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for Federal tax purposes. We believe that the policy will meet the statutory definition of life insurance, which places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. As a result, the death benefit payable under the policy will generally be excludable from the beneficiary's gross income, and interest and other income credited under the policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for Federal income tax purposes.

                    INVESTMENTS IN THE SEPARATE ACCOUNT MUST BE DIVERSIFIED. For a policy to be treated as a life insurance contract for Federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract premium payments. Although we do not control the investments of the subaccounts, we expect that the subaccounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

                    RESTRICTION ON INVESTMENT OPTIONS. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

                    NO GUARANTEES REGARDING TAX TREATMENT. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your contract value until there is a distribution from your policy.

                    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable.

                    If the death benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

                    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in your contract value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received under the policy previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals

                    (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for Federal income tax purposes.

                    POLICIES WHICH ARE MECS

                    CHARACTERIZATION OF A POLICY AS A MEC. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by a "7-pay test" under the tax law or if the policy is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a later increase in benefits, any other material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven contract years.

                    TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the policy is a MEC, withdrawals from the policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the contract value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your contract value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

                    PENALTY TAXES PAYABLE ON WITHDRAWALS. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age
                    59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

                    SPECIAL RULES IF YOU OWN MORE THAN ONE MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

                    POLICIES WHICH ARE NOT MECS

                    TAX TREATMENT OF WITHDRAWALS. If the policy is not a MEC, the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

                    CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS. Section 7702 places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

                    TAX TREATMENT OF LOANS. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all contract value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in the your income.

                    LAST SURVIVOR CONTRACT

                    Although we believe that the policy, when issued as a last survivor contract, complies with Section 7702 of the Code, the manner in which Section 7702 should be applied to last survivor contracts is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702 regarding this form of contract, there is necessarily some uncertainty whether a last survivor contract will meet the Section 7702 definition of a life insurance contract. As a result, we may need to return a portion of your premium (with earnings) and impose higher cost of insurance charges in the future.

                    Due to the coverage of more than one insured under the policy, there are special considerations in applying the 7-pay test. For example, a reduction in the death benefit at any time, such as may occur upon a partial surrender, may cause the policy to be a MEC. Also and more generally, the manner of applying the 7-pay test is somewhat uncertain in the case of policies covering more than one insured.

                    OTHER CONSIDERATIONS

                    INSURED LIVES PAST AGE 100. If the insured survives beyond the end of the mortality table used to measure charges under the policy, which ends at age 100, we believe the policy will continue to qualify as life insurance for Federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 100.

                    COMPLIANCE WITH THE TAX LAW. We believe that the maximum amount of premium payments we have determined for the policies will comply with the Federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a contract year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the Federal tax definition of life insurance.

                    DISALLOWANCE OF INTEREST DEDUCTIONS. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a

                    20-percent owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

                    FEDERAL INCOME TAX WITHHOLDING. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

                    CHANGES IN THE POLICY OR CHANGES IN THE LAW. Changing the owner, exchanging the contract, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

                    TAX STATUS OF LLANY

                    Under existing Federal income tax laws, LLANY does not pay tax on investment income and realized capital gains of the Separate Account. LLANY does not expect that it will incur any Federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

FAIR VALUE OF THE POLICY

                    It is sometimes necessary for tax and other reasons to determine the "fair value" of the Policy. The fair value of the Policy is measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value, although the amount of the Net Accumulation Value will typically be important in valuing the Policy for this purpose. For some but not all purposes, the fair value of the Policy may be the Surrender Value of the Policy. The fair value of the Policy may be impacted by developments other than the performance of the underlying investments. For example, without regard to any other factor, it increases as the Insureds grow older. Moreover, on the death of the first of the Insureds to die, it tends to increase significantly. The Owner should consult with his or her advisors for guidance as to the appropriate methodology for determining the fair value of the Policy for a particular purpose.

DIRECTORS AND OFFICERS OF LLANY


                    The following persons are Directors and Officers of LLANY. Except as indicated below, the address of each is 100 Madison Street, Suite 1860, Syracuse, New York 13202 and each has been employed by LLANY or its affiliates for more than five years.



                            NAME, ADDRESS AND POSITION(S)
                            WITH REGISTRANT                   PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------------------------------------------------
                            J. PATRICK BARRETT                Chairman and Chief Executive Officer
                            DIRECTOR                          [9/87-present] CARPAT Investments;
                            One Telergy Parkway               President, Chief Operating Officer and
                            East Syracuse, NY 13057           Director [4/98-present] Telergy,
                                                              Incorporated; Chief Executive Officer and
                                                              Director, Syracuse Executive Air Service,
                                                              Incorporated [3/89-present]; Director,
                                                              Bennington Iron Works, Incorporated
                                                              [6/89-present]; Director, Coyne Industrial
                                                              Enterprises Corporation [1998-present].

                            ROBERT D. BOND                    Vice President [5/98-present], The Lincoln
                            DIRECTOR                          National Life Insurance Company. Formerly:
                            1300 South Clinton Street         Senior Vice President [95-98], Great-West
                            Fort Wayne, IN 46801              Life Assurance Company.

                            JON A. BOSCIA                     President, Chief Executive Officer and
                            DIRECTOR                          Director [1/98-present], Lincoln National
                            Centre Square                     Corporation. Formerly: President and Chief
                            West Tower                        Executive Officer [10/96-1/98], The
                            Suite 3900                        Lincoln National Life Insurance Company.
                            Philadelphia, PA 19102

                            JANET CHRZAN                      Chief Financial Officer and Second Vice
                            CHIEF FINANCIAL OFFICER AND       President [1/01-present]; Senior Vice
                            SECOND VICE PRESIDENT             President and Chief Financial Officer
                            1300 South Clinton Street         [4/00-present]. Formerly: Vice President
                            Fort Wayne, IN 46801              and Treasurer [8/95-4/00], The Lincoln
                                                              National Life Insurance Company.

                            JOHN H. GOTTA                     Director, Second Vice President and
                            DIRECTOR, SECOND VICE PRESIDENT   Assistant Secretary [12/99-present],
                            AND ASSISTANT SECRETARY           Lincoln Life & Annuity Company of New
                            350 Church Street                 York; Chief Executive Officer of Life
                            Hartford, CT 06103                Insurance, Executive Vice President and
                                                              Assistant Secretary [12/99-present].
                                                              Formerly: Senior Vice President and
                                                              Assistant Secretary [4/98-12/99], Senior
                                                              Vice President [2/98-4/98], Vice President
                                                              and General Manager [1/98-2/98], The
                                                              Lincoln National Life Insurance Company;
                                                              Senior Vice President [3/96-12/97],
                                                              Connecticut General Life Insurance
                                                              Company.

                            BARBARA S. KOWALCZYK              Senior Vice President, Corporation
                            DIRECTOR                          Planning [5/94-present], Lincoln National
                            Centre Square                     Corporation
                            West Tower
                            1500 Market Street
                            Suite 3900
                            Philadelphia, PA 19102

                            NAME, ADDRESS AND POSITION(S)
                            WITH REGISTRANT                   PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------------------------------------------------
                            MARGUERITE L. LACHMAN             Principal [11/99-present], Lend Lease Real
                            DIRECTOR                          Estate Investments. Formerly: Managing
                            437 Madison Avenue,               Director [4/87-11/99], Schroeder Real
                            18th Floor                        Estate Associates.
                            New York, NY 10022

                            LOUIS G. MARCOCCIA                Senior Vice President for Business,
                            DIRECTOR                          Finance and Administrative Services,
                            Syracuse University               [1975-present], Syracuse University.
                            Syracuse, NY 13244

                            GARY W. PARKER                    Senior Vice President and Chief Product
                            DIRECTOR                          Officer [3/00-present], Vice President,
                            350 Church Street                 Product Management [7/98-3/00], The
                            Hartford, CT 06103                Lincoln National Life Insurance Company.
                                                              Formerly: Senior Vice President, Life
                                                              Products [10/97-6/98], Vice President,
                                                              Marketing Services [9/89-10/97], Life of
                                                              Virginia.

                            JOHN M. PIETRUSKI                 Chairman of the Board, Texas Biotechnology
                            DIRECTOR                          Corporation.
                            One Penn Plaza
                            Suite 3408
                            New York, NY 10119

                            RON J. PONDER                     Director [99-present], Lincoln National
                            DIRECTOR                          Corporation; President and Chief Executive
                            25 Airport Road                   Officer [00-present], Cap Gemini Ernst &
                            Morristown, NJ 07960              Young Telecom, Media & Networks-Americas.
                                                              Formerly: Executive Vice President,
                                                              Operations & Service [96-97], American
                                                              Telephone & Telegraph Company; President
                                                              and Chief Executive Officer [97-99], BDSI,
                                                              Incorporated.

                            MARK E. REYNOLDS                  Senior Vice President [4/01-present] The
                            DIRECTOR                          Lincoln National Life Insurance Company,
                            1300 South Clinton St.            Director [5/01-present] First Penn-Pacific
                            Fort Wayne, IN 46802              Life Insurance Company. Formerly:
                                                              Executive Vice President and Chief
                                                              Financial Officer [8/96-4/01] Cova
                                                              Financial Services.

                            LORRY J. STENSRUD                 Director, Executive Vice President and
                            PRESIDENT AND DIRECTOR            Chief Executive Officer of Annuities
                            1300 South Clinton Street         [6/00-present]; The Lincoln National Life
                            Fort Wayne, IN 46802              Insurance Company; Director,
                                                              [6/00-present], Lincoln Financial Group
                                                              Foundation, Incorporated.

                            RICHARD C. VAUGHAN                Executive Vice President and Chief
                            DIRECTOR                          Financial Officer [1/95-present], Lincoln
                            Centre Square                     National Corporation.
                            West Tower
                            1500 Market Street
                            Suite 3900
                            Philadelphia, PA 19102

DISTRIBUTION OF POLICIES
                    LLANY intends to offer the Policy in New York. Lincoln Financial Advisors Corporation ("LFA"), an affiliate of LLANY and the principal underwriter for the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The principal business address of LFA is 350 Church Street, Hartford, CT 06103.


                    LFA has overall responsibility for establishing a selling plan for the Policies. Compensation by LLANY to the Principal Underwriter is separate from that paid to the selling house, the registered representative and any other selling intermediaries.



                    The Policy may be sold by individuals who, in addition to being appointed as life insurance agents for the Company, are also registered representatives with broker-dealers who maintain selling agreements with us. Included among these broker-dealers are Lincoln Financial Advisors Corporation and Lincoln Financial Distributors, both of whom are our affiliates. Registered Representatives may receive commission and service fees up to 60% of first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, we may pay equivalent amounts over time, based on Accumulation Value. Registered Representatives are also eligible for cash bonuses and "non-cash compensation." The latter [as defined in NASD Conduct Rule 2820] includes such things as office space, computers, club credit, prizes, awards, training and education meetings.



                    Additionally, the broker-dealer may receive compensation on the first year premium and all additional premiums and/or reimbursements for portions of Policy sales expenses. In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with the Registered Representative. Depending on the particular selling arrangements, there may be others whom we compensate for distribution activities. For example, we may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices.



                    All compensation is paid from our resources, which include fees and charges imposed under the Policy.


CHANGES OF INVESTMENT POLICY
                    LLANY may materially change the investment policy of the Separate Account. LLANY must inform the Owners and obtain all necessary regulatory approvals. Any change must be submitted to the state insurance department, which shall disapprove it if deemed detrimental to the interests of the Owners or if it renders LLANY's operations hazardous to the public. If an Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by LLANY on the life of the Insureds. The Owner has the later of 60 days from the date of the investment policy change or 60 days from being informed of such change to make this conversion. LLANY will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

STATE REGULATION
                    LLANY is subject to the laws of New York governing insurance companies and to regulation by the New York Insurance Department. An annual statement in a prescribed form is filed with the New York Insurance Department each year covering the operation of LLANY for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine LLANY's contract liabilities and reserves so that the Insurance Department may certify the items are correct. LLANY's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the New York Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of the Company.

REPORTS TO OWNERS
                    LLANY maintains Policy records and will mail to each Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in each Sub-Account and any Loan Account Value.

                    Owners will also be sent annual reports containing financial statements for the Separate Account and annual and semi-annual reports of the Funds as required by the 1940 Act.

                    Policy Owners will receive statements of significant transactions such as: changes in Specified Amount or Death Benefit Option; transfers among Sub-Accounts; Premium Payments; loans and repayment of loans; reinstatement; and termination.

ADVERTISING
                    LLANY is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's,
                    Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of LLANY. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. LLANY may advertise these ratings from time to time. In addition, LLANY may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend LLANY or the Policies. Furthermore, LLANY may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                    We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.


LEGAL PROCEEDINGS


                    Lincoln New York may be involved in various pending or threatened legal proceedings arising from the conduct or its business. These proceedings are routine and in the ordinary course of business.


EXPERTS

                    The financial statements of the Separate Account and the statutory-basis financial statements of LLANY appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, 2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana 46802, as set forth in their reports also appearing elsewhere in this Prospectus and in the Registration Statement. The financial statements audited by Ernst & Young LLP, have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.


                    Actuarial matters included in this prospectus have been examined by Vaughn W. Robbins, FSA, as stated in the Opinion filed as an Exhibit to the Registration Statement.

                    Legal matters in connection with the Policies described herein are being passed upon by Robert O. Sheppard, Esq., as stated in the Opinion filed as an Exhibit to the Registration Statement.

REGISTRATION STATEMENT
                    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Separate Account, LLANY, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

APPENDIX 1

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFIT PROCEEDS


                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Accumulation Values, Surrender Values and Death Benefit Proceeds under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. Actual returns will fluctuate over time and likely will be both positive and negative. The hypothetical gross investment rate of return may indeed average 0%, 6%, or 12% over a period of years. However, it may fluctuate above and below those averages throughout the years shown. In that case, the actual Accumulation Values, Surrender Values and Death Benefit Proceeds could be subtantially less than those shown, and may, under certain circumstances, result in the lapse of the Policy unless the Owner pays more than the stated Premium. The illustrations also assume there are no Policy Loans or Partial Surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option, and that the No-Lapse Provision is not selected.



                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit Proceeds as of each Policy Anniversary reflect the fact that charges are made and expenses applied which lower investment return on the assets held in the Sub-Accounts. Daily charges are made against the assets of the Sub-Accounts for assuming mortality and expense risks. The current mortality and expense risk charges are equivalent to an annual effective rate of 0.80% of the daily net asset value of the Separate Account. The mortality and expense risk charge is guaranteed never to exceed an annual effective rate of 0.90% of the daily net asset value of the Separate Account. In addition, the amounts shown also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.86% of the daily net asset value of the Separate Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 2001.



                    Considering charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at annual rates of -1.65%, 4.31% and 10.26% on a current basis, -1.74%, 4.20%
                    and 10.15% on a guaranteed basis.


                    The illustrations also reflect the fact that LLANY makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as preferred and standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefit Proceeds than those illustrated.

                    The illustrations also reflect the fact that LLANY deducts a premium load of 8.0% from each Premium Payment.

                    The Surrender Values shown in the illustrations reflect the fact that LLANY will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first fifteen Policy Years. Surrender Charges reflect, in part, age and Specified Amount, and are shown in the illustrations.

                    In addition, the illustrations reflect the fact that LLANY deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is a flat dollar charge of $12.50 per month in the first year. Current values reflect a current flat dollar monthly administrative expense charge of $5 in subsequent Policy Years. The charge also includes $0.09 per $1,000 of Specified Amount during the first twenty Policy Years.

                    Upon request, LLANY will furnish a comparable illustration based on the proposed insureds' ages, gender classification, smoking classification, risk classification and premium payment requested.

                                  MALE AGE 55/FEMALE AGE 55 NONSMOKER
                                  STANDARD -- $13,782 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS


         PREMIUMS
        ACCUMULATED
END OF      AT         DEATH BENEFIT PROCEEDS       TOTAL ACCUMULATION VALUE         SURRENDER VALUE
POLICY  5% INTEREST  ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF  SURRENDER
 YEAR    PER YEAR   GROSS 0%  GROSS 6%  GROSS 12% GROSS 0% GROSS 6% GROSS 12%  GROSS 0% GROSS 6% GROSS 12%   CHARGE
- ------  ----------- --------- --------- --------- -------- -------- ---------- -------- -------- ---------- ---------

   1       14,471   1,000,000 1,000,000 1,000,000  11,238   11,922     12,607        0        0          0   13,676
   2       29,666   1,000,000 1,000,000 1,000,000  22,237   24,302     26,449    8,971   11,036     13,183   13,266
   3       45,620   1,000,000 1,000,000 1,000,000  32,856   37,008     41,497   20,102   24,255     28,743   12,753
   4       62,372   1,000,000 1,000,000 1,000,000  43,071   50,026     57,844   30,865   37,819     45,638   12,206
   5       79,962   1,000,000 1,000,000 1,000,000  52,858   63,335     75,594   41,131   51,607     63,866   11,728

   6       98,431   1,000,000 1,000,000 1,000,000  62,183   76,911     94,852   51,071   65,799     83,740   11,112
   7      117,824   1,000,000 1,000,000 1,000,000  71,002   90,715    115,728   61,124   80,838    105,851    9,877
   8      138,186   1,000,000 1,000,000 1,000,000  79,254  104,692    138,331   70,611   96,049    129,688    8,643
   9      159,567   1,000,000 1,000,000 1,000,000  86,856  118,764    162,763   79,448  111,356    155,355    7,408
  10      182,016   1,000,000 1,000,000 1,000,000  93,716  132,841    189,138   87,543  126,668    182,965    6,173

  11      205,588   1,000,000 1,000,000 1,000,000  99,731  146,824    217,586   94,792  141,885    212,647    4,939
  12      230,338   1,000,000 1,000,000 1,000,000 104,798  160,610    248,261  101,094  156,906    244,557    3,704
  13      256,326   1,000,000 1,000,000 1,000,000 108,810  174,096    281,355  106,341  171,627    278,886    2,469
  14      283,614   1,000,000 1,000,000 1,000,000 111,664  187,179    317,105  110,430  185,945    315,870    1,235
  15      312,266   1,000,000 1,000,000 1,000,000 113,219  199,724    355,771  113,219  199,724    355,771        0

  20      478,501   1,000,000 1,000,000 1,000,000  91,387  244,938    604,289   91,387  244,938    604,289        0
  25      690,664           0 1,000,000 1,070,501       0  221,435  1,019,525        0  221,435  1,019,525        0
  30      961,443           0         0 1,793,710       0        0  1,708,295        0        0  1,708,295        0


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates assumed. Guaranteed mortality and expense risk charges, administrative fees and premium load assumed.


                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more than the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and
                                  (2) assumed Fund total expenses of 0.86% per year. See "Fund Expenses".

                                  MALE AGE 55/FEMALE AGE 55 NONSMOKER
                                  STANDARD -- $13,782 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS


         PREMIUMS
        ACCUMULATED
END OF      AT         DEATH BENEFIT PROCEEDS       TOTAL ACCUMULATION VALUE         SURRENDER VALUE
POLICY  5% INTEREST  ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF  SURRENDER
 YEAR    PER YEAR   GROSS 0%  GROSS 6%  GROSS 12% GROSS 0% GROSS 6% GROSS 12%  GROSS 0% GROSS 6% GROSS 12%   CHARGE
- ------  ----------- --------- --------- --------- -------- -------- ---------- -------- -------- ---------- ---------

   1       14,471   1,000,000 1,000,000 1,000,000  11,249   11,934     12,620        0        0          0   13,676
   2       29,666   1,000,000 1,000,000 1,000,000  22,379   24,451     26,604    9,113   11,185     13,338   13,266
   3       45,620   1,000,000 1,000,000 1,000,000  33,299   37,479     41,996   20,546   24,726     29,242   12,753
   4       62,372   1,000,000 1,000,000 1,000,000  44,009   51,037     58,935   31,803   38,831     46,728   12,206
   5       79,962   1,000,000 1,000,000 1,000,000  54,509   65,145     77,577   42,782   53,418     65,849   11,728

   6       98,431   1,000,000 1,000,000 1,000,000  64,799   79,823     98,094   53,686   68,711     86,982   11,112
   7      117,824   1,000,000 1,000,000 1,000,000  74,876   95,090    120,674   64,998   85,212    110,796    9,877
   8      138,186   1,000,000 1,000,000 1,000,000  84,739  110,968    145,526   76,096  102,325    136,883    8,643
   9      159,567   1,000,000 1,000,000 1,000,000  94,387  127,478    172,879   86,979  120,070    165,471    7,408
  10      182,016   1,000,000 1,000,000 1,000,000 103,816  144,642    202,989   97,643  138,469    196,816    6,173

  11      205,588   1,000,000 1,000,000 1,000,000 113,024  162,485    236,136  108,085  157,546    231,197    4,939
  12      230,338   1,000,000 1,000,000 1,000,000 121,933  180,957    272,565  118,229  177,253    268,861    3,704
  13      256,326   1,000,000 1,000,000 1,000,000 130,509  200,055    312,593  128,040  197,586    310,123    2,469
  14      283,614   1,000,000 1,000,000 1,000,000 138,683  219,740    356,546  137,449  218,505    355,311    1,235
  15      312,266   1,000,000 1,000,000 1,000,000 146,423  240,011    404,829  146,423  240,011    404,829        0

  20      478,501   1,000,000 1,000,000 1,000,000 174,955  348,044    728,201  174,955  348,044    728,201        0
  25      690,664   1,000,000 1,000,000 1,329,051 179,776  468,021  1,265,763  179,776  468,021  1,265,763        0
  30      961,443   1,000,000 1,000,000 2,241,865 120,380  583,840  2,135,109  120,380  583,840  2,135,109        0


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.


                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more than the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.86% per year. See "Fund Expenses".

                                  MALE AGE 65/FEMALE AGE 65 NONSMOKER
                                  STANDARD -- $21,713 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1
                                  GUARANTEED BASIS


        PREMIUMS
       ACCUMULATED
END OF     AT           DEATH BENEFIT PROCEEDS        TOTAL ACCUMULATION VALUE         SURRENDER VALUE
POLICY 5% INTEREST   ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF  SURRENDER
 YEAR   PER YEAR    GROSS 0%   GROSS 6%  GROSS 12%  GROSS 0% GROSS 6% GROSS 12%  GROSS 0% GROSS 6% GROSS 12%   CHARGE
- ------ ----------- ---------- ---------- ---------- -------- -------- ---------- -------- -------- ---------- ---------

   1       22,799   1,000,000  1,000,000  1,000,000  18,346   19,463      20,580       0        0           0  25,098
   2       46,737   1,000,000  1,000,000  1,000,000  35,774   39,128      42,614  11,714   15,068      18,555  24,060
   3       71,873   1,000,000  1,000,000  1,000,000  51,957   58,655      65,900  28,967   35,664      42,910  22,991
   4       98,265   1,000,000  1,000,000  1,000,000  66,781   77,909      90,442  44,829   55,956      68,489  21,953
   5      125,977   1,000,000  1,000,000  1,000,000  80,116   96,736     116,243  59,233   75,853      95,360  20,883

   6      155,074   1,000,000  1,000,000  1,000,000  91,795  114,946     143,288  71,950   95,100     123,443  19,845
   7      185,627   1,000,000  1,000,000  1,000,000 101,591  132,284     171,523  83,951  114,644     153,882  17,640
   8      217,707   1,000,000  1,000,000  1,000,000 109,186  148,407     200,834  93,751  132,971     185,398  15,435
   9      251,391   1,000,000  1,000,000  1,000,000 114,165  162,870     231,053 100,934  149,639     217,822  13,230
  10      286,759   1,000,000  1,000,000  1,000,000 116,035  175,152     261,992 105,010  164,127     250,967  11,025

  11      323,896   1,000,000  1,000,000  1,000,000 114,253  184,679     293,486 105,433  175,859     284,666   8,820
  12      362,889   1,000,000  1,000,000  1,000,000 108,224  190,820     325,416 101,609  184,205     318,801   6,615
  13      403,832   1,000,000  1,000,000  1,000,000  97,302  192,889     357,738  92,892  188,479     353,328   4,410
  14      446,822   1,000,000  1,000,000  1,000,000  80,752  190,105     390,487  78,547  187,900     388,282   2,205
  15      491,962   1,000,000  1,000,000  1,000,000  57,620  181,457     423,718  57,620  181,457     423,718       0

  20      753,859           0          0  1,000,000       0        0     599,401       0        0     599,401       0
  25    1,088,113           0          0  1,000,000       0        0     865,307       0        0     865,307       0
  30    1,514,716           0          0  1,498,867       0        0   1,484,027       0        0   1,484,027       0


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates assumed. Guaranteed mortality and expense risk charges, administrative fees and premium load assumed.


                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more than the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and
                                  (2) assumed Fund total expenses of 0.86% per year. See "Fund Expenses".

                                  MALE AGE 65/FEMALE AGE 65 NONSMOKER
                                  STANDARD -- $21,713 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1
                                  CURRENT BASIS


        PREMIUMS
       ACCUMULATED
END OF     AT           DEATH BENEFIT PROCEEDS        TOTAL ACCUMULATION VALUE         SURRENDER VALUE
POLICY 5% INTEREST   ANNUAL INVESTMENT RETURN OF    ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF  SURRENDER
 YEAR   PER YEAR    GROSS 0%   GROSS 6%  GROSS 12%  GROSS 0% GROSS 6% GROSS 12%  GROSS 0% GROSS 6% GROSS 12%   CHARGE
- ------ ----------- ---------- ---------- ---------- -------- -------- ---------- -------- -------- ---------- ---------

   1       22,799   1,000,000  1,000,000  1,000,000  18,365   19,482      20,600       0        0           0  25,098
   2       46,737   1,000,000  1,000,000  1,000,000  36,364   39,739      43,248  12,304   15,679      19,188  24,060
   3       71,873   1,000,000  1,000,000  1,000,000  53,926   60,724      68,072  30,936   37,734      45,081  22,991
   4       98,265   1,000,000  1,000,000  1,000,000  71,036   82,447      95,275  49,083   60,495      73,322  21,953
   5      125,977   1,000,000  1,000,000  1,000,000  87,685  104,928     125,093  66,802   84,044     104,210  20,883

   6      155,074   1,000,000  1,000,000  1,000,000 103,865  128,185     157,785  84,019  108,339     137,940  19,845
   7      185,627   1,000,000  1,000,000  1,000,000 119,566  152,239     193,642 101,926  134,599     176,002  17,640
   8      217,707   1,000,000  1,000,000  1,000,000 134,778  177,114     232,988 119,343  161,679     217,553  15,435
   9      251,391   1,000,000  1,000,000  1,000,000 149,490  202,835     276,186 136,259  189,604     262,955  13,230
  10      286,759   1,000,000  1,000,000  1,000,000 163,688  229,427     323,641 152,662  218,402     312,616  11,025

  11      323,896   1,000,000  1,000,000  1,000,000 177,358  256,921     375,812 168,538  248,101     366,992   8,820
  12      362,889   1,000,000  1,000,000  1,000,000 190,024  284,925     432,857 183,409  278,309     426,242   6,615
  13      403,832   1,000,000  1,000,000  1,000,000 201,565  313,377     495,305 197,155  308,967     490,895   4,410
  14      446,822   1,000,000  1,000,000  1,000,000 211,620  342,019     563,649 209,415  339,814     561,444   2,205
  15      491,962   1,000,000  1,000,000  1,000,000 219,738  370,542     638,519 219,738  370,542     638,519       0

  20      753,859   1,000,000  1,000,000  1,207,777 214,733  502,612   1,150,264 214,733  502,612   1,150,264       0
  25    1,088,113   1,000,000  1,000,000  2,087,802 113,533  629,139   1,988,383 113,533  629,139   1,988,383       0
  30    1,514,716           0  1,000,000  3,375,172       0  757,895   3,341,754       0  757,695   3,341,754       0


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.


                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more than the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.86% per year. See "Fund Expenses".

APPENDIX 2

                    CORRIDOR PERCENTAGES

ATTAINED AGE OF THE YOUNGER
INSURED (NEAREST BIRTHDAY)    CORRIDOR PERCENTAGE
- ----------------------------  -------------------
            0-40                      250%
             41                       243
             42                       236
             43                       229
             44                       222
             45                       215
             46                       209
             47                       203
             48                       197
             49                       191
             50                       185
             51                       178
             52                       171
             53                       164
             54                       157
             55                       150
             56                       146
             57                       142
             58                       138
             59                       134
             60                       130
             61                       128
             62                       126
             63                       124
             64                       122
             65                       120
             66                       119
             67                       118
             68                       117
             69                       116
             70                       115
             71                       113
             72                       111
             73                       109
             74                       107
           75-90                      105
             91                       104
             92                       103
             93                       102
             94                       101
           95-99                      100

                                  PROSPECTUS 2

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


HOME OFFICE LOCATION:
100 MADISON STREET
SUITE 1860
SYRACUSE, NY 13202
(888) 223-1860



ADMINISTRATIVE OFFICE:
PERSONAL SERVICE CENTER MVL1
350 CHURCH STREET
HARTFORD, CT 06103-1106
(800) 444-2363


--------------------------------------------------------------------------------

               A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
              BENEFITS PAYABLE ON DEATH OF SECOND OF TWO INSUREDS
--------------------------------------------------------------------------------

This Prospectus describes LSVUL featuring the Elite Series of Funds, a flexible premium variable life insurance contract (the "Policy"), offered by Lincoln Life & Annuity Company of New York ("LLANY" "we", "our" or "us"). The Policy provides death benefits when the second of the two named Insureds dies (a "Second Death Policy").

The Policy features include: flexible premium payments; a choice of one of two death benefit options; and a choice of underlying investment options.


It may not be advantageous to replace existing life insurance or an annuity contract or supplement an existing flexible premium variable life insurance contract with the Policy. This Prospectus and the Prospectuses of the Funds furnished with this Prospectus should be read carefully to understand the Policy being offered.


The Policy described in this Prospectus is available only in New York.


You may allocate net premiums to the Sub-Accounts of our Flexible Premium Variable Life Account R ("Separate Account"). Each Sub-Account invests in Funds offered through the following:



                - AIM VARIABLE INSURANCE FUNDS



                - ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.



                - AMERICAN FUNDS INSURANCE SERIES



                - DELAWARE VIP TRUST (FORMERLY DELAWARE GROUP PREMIUM FUND)



                - FIDELITY VARIABLE INSURANCE PRODUCTS



                - FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST



                - JANUS ASPEN SERIES



                - LINCOLN NATIONAL FUNDS



                - MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST



                - NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST



                - PUTNAM VARIABLE TRUST



                - SCUDDER VIT FUNDS (FORMERLY DEUTSCHE ASSET MANAGEMENT VIT
                  FUNDS TRUST)



Refer to the "Funds" section in this Prospectus for detail on the particular Funds offered in each Sub-Account.


TO BE VALID, THIS PROSPECTUS MUST HAVE THE CURRENT MUTUAL FUNDS' PROSPECTUSES WITH IT. KEEP ALL FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.


                         PROSPECTUS DATED: MAY 1, 2002

                               TABLE OF CONTENTS


CONTENTS                                  PAGE
- --------                                --------
HIGHLIGHTS............................      3
  Initial Choices To Be Made..........      3
  Death Benefit.......................      4
  Amount of Premium Payment...........      4
  Selection of Funding Vehicles.......      5
  Insurance Charges and Fees..........      5
  Fund Expenses.......................      6
  Changes in Specified Amount.........      9
LLANY, THE SEPARATE ACCOUNT AND THE
 GENERAL ACCOUNT......................      9
BUYING VARIABLE LIFE INSURANCE........     10
  Replacements........................     12
APPLICATION...........................     12
OWNERSHIP.............................     12
BENEFICIARY...........................     13
INSUREDS..............................     13
THE POLICY............................     13
  Policy Specifications...............     14
PREMIUM FEATURES......................     14
  Planned Premiums; Additional
   Premiums...........................     14
  Limits on Right to Make Payments of
   Additional and Planned Premiums....     14
  Premium Load; Net Premium Payment...     14
RIGHT-TO-EXAMINE PERIOD...............     15
TRANSFERS AND ALLOCATION AMONG
 ACCOUNTS.............................     15
  Allocation of Net Premium
   Payments...........................     15
  Transfers...........................     15
  Limits on Frequent Transfers........     16
  Optional Sub-Account Allocation
   Programs...........................     16
    Dollar Cost Averaging.............     16
    Automatic Rebalancing.............     17
POLICY VALUES.........................     17
  Valuation -- Fixed Account and
   Separate Account...................     17
  Allocation of Premium Payments to
   Separate Account...................     17
  Fixed Account and Loan Account
   Value..............................     18
  Accumulation Value..................     18
  Net Accumulation Value..............     19
FUNDS.................................     19
  Substitution of Securities..........     23
  Voting Rights.......................     24
  Fund Participation Agreements.......     24
CHARGES AND FEES......................     24
  Premium Charge......................     24
  Deductions Made Monthly.............     24
    Monthly Deduction.................     25
    Cost of Insurance Charge..........     25
  Mortality and Expense Risk Charge...     25
  Surrender Charges...................     26
  Transaction Fee for Excess
   Transfers..........................     26
DEATH BENEFITS........................     27
  Death Benefit Options...............     27
  Changes in Death Benefit Options and
   Specified Amount...................     28
  Federal Income Tax Definition of
   Life Insurance.....................     28



CONTENTS                                  PAGE
- --------                                --------

NOTICE OF DEATH OF INSUREDS...........     28
PAYMENT OF DEATH BENEFIT PROCEEDS.....     28
  Settlement Options..................     29
POLICY LIQUIDITY......................     29
  Policy Loans........................     30
  Partial Surrender...................     30
  Surrender of the Policy.............     31
    Surrender Value...................     31
  Deferral of Payment and Transfers...     31
ASSIGNMENT; CHANGE OF OWNERSHIP.......     31
LAPSE AND REINSTATEMENT...............     32
  Lapse of a Policy...................     32
  Reinstatement of a Lapsed Policy....     33
COMMUNICATIONS WITH LLANY.............     33
  Proper Written Form.................     33
  Receipt of Written Communications...     33
  Telephone and Other Electronic
   Communications.....................     34
OTHER POLICY PROVISIONS...............     34
  Issuance............................     34
  Date of Coverage....................     34
  Right to Exchange the Policy........     34
  Maturity of the Policy..............     35
  Incontestability....................     35
  Misstatement of Age or Gender.......     35
  Suicide.............................     35
  Riders..............................     36
  Nonparticipating Policies...........     36
TAX ISSUES............................     36
  Taxation of Life Insurance Contracts
   in General.........................     36
  Policies which are MECS.............     37
  Policies which are not MECS.........     38
  Last Survivor Contract..............     38
  Other Considerations................     39
  Tax Status Of LLANY.................     40
FAIR VALUE OF THE POLICY..............     40
DIRECTORS AND OFFICERS OF LLANY.......     40
DISTRIBUTION OF POLICIES..............     42
CHANGES OF INVESTMENT POLICY..........     43
STATE REGULATION......................     43
REPORTS TO OWNERS.....................     43
ADVERTISING...........................     43
LEGAL PROCEEDINGS.....................     44
EXPERTS...............................     44
REGISTRATION STATEMENT................     44
Appendix 1............................     45
  Illustrations of Accumulation
   Values, Surrender Values, and Death
   Benefit Proceeds...................     45
Appendix 2............................     51
  Corridor Percentages................     51
Financial Statements..................
  Separate Account 12/31/01...........    R-1
  Lincoln Life & Annuity Company
   of New York 12/31/01...............    S-1

HIGHLIGHTS

                    This section is an overview of key Policy features. Your Policy is a flexible premium variable life insurance policy. Your Policy insures two Insureds. If one of the Insureds dies, the Policy pays no death benefit. Your Policy will pay the death benefit only when the second Insured dies. A "second-to-die" policy might be suitable when both of the Insureds have income of their own and only want to provide financial support for their dependents if both of them should die, or to provide liquidity to heirs when the Second Insured dies. If replacement income or immediate cash liquidity is needed upon the death of one Insured, this type of policy may not be suitable.

                    The Policy's value may change on a:

                    1) fixed basis;
                    2) variable basis; or a
                    3) combination of both fixed and variable bases.


                    Review your personal financial objectives and discuss them with a qualified financial counselor before you buy a "second-to-die" variable life insurance policy. As a death benefit is only paid upon the second Insured's death, this Policy may, or may not, be appropriate for your individual financial goals. If you are already entitled to favorable financial tax treatment, you should satisfy yourself that this Policy meets your other financial goals before you buy it. The value of the Policy and, under one option, the death benefit amount, depends on the investment results of the funding options you select. Review this Prospectus and the Funds Prospectus to achieve a clear understanding of any fund you are considering.


                    We offer other variable life insurance policies and variable annuity contracts with different features, benefits and charges. These policies and contracts also provide values that vary in accordance with the investment experience of a separate account of LLANY.

                    At all times, your Policy must qualify as life insurance under the Internal Revenue Code of 1986 (the "Code") to receive favorable tax treatment under Federal law. If these requirements are met, you may benefit from such tax treatment. LLANY reserves the right to return your premium payments if they result in your Policy failing to meet Code requirements.

                    INITIAL CHOICES TO BE MADE

                    The Policy Owner (the "Owner" or "you") is the person named in the "Policy Specifications" who has all of the Policy ownership rights. You, as the Owner, have three important choices to make when the Policy is first purchased. You need to choose:

                    1) one of the two Death Benefit Options;
                    2) the amount of premium you want to pay; and
                    3) the amount of your Net Premium Payment to be placed in
                       each of the funding options you select. The Net Premium Payment is the balance of your Premium Payment that remains after certain charges are deducted from it.

                    DEATH BENEFIT

                    The Death Benefit is the amount LLANY pays to the Beneficiary(ies) when the second Insured dies. Before we pay the Beneficiary(ies), any outstanding loan account balances or outstanding amounts due are subtracted from the Death Benefit. LLANY calculates the Death Benefit payable as of the date of the second Insured's death.

                    When you purchase your Policy, you must choose one of two Death Benefit Options:

                    1) a level death benefit; or
                    2) a varying death benefit.

                    If you choose the level Death Benefit Option, the Death Benefit will be the greater of:

                    1) the "Specified Amount" (as explained in the Death Benefits Section), is the amount of the death benefit in effect for the Policy when the second Insured died. The Specified Amount is on the Policy's Specification Page; or
                    2) the "Corridor Death Benefit," which is the death benefit calculated as a percentage of the Accumulation Value. The Net Accumulation Value (as explained in the Policy Values Section) is the total of the balances in the Fixed Account and the Separate Account minus any outstanding Loan Account amounts.

                    If you choose the varying Death Benefit Option, the Death Benefit will be the greater of:

                    1) the Specified Amount plus the Net Accumulation Value when the second Insured died; or
                    2) the Corridor Death Benefit.


                    See page 27 for more details.


                    AMOUNT OF PREMIUM PAYMENT


                    When you apply for your Policy, you must decide how much premium to pay. Premium payments may be changed within certain limits. (See page 14.)



                    You may use the value of the Policy to pay the premiums due and continue the Policy in force if sufficient values are available for premium payments. Be careful; if the investment options you choose do not do as well as you expect, there may not be enough value to continue the Policy in force without more premium payments. Charges against Policy values for the cost of insurance (see page 25) increase as the Insureds get older.



                    If your Policy lapses because your Monthly Premium Deduction is larger than the Net Accumulation Value, you may reinstate your Policy. (See page 33.)



                    When you first receive your Policy you will have 10 days (60 days for replacement Policy) to review it. This is called the "Right-to-Examine" time period. Use this time to review your Policy and make sure that it meets your needs. During this time period, your Initial Premium Payment will be deposited in the Money Market Sub-Account. If you then decide you do not want your Policy, we will return all Premium Payments to you with no interest paid. (See page 15.)

                    SELECTION OF FUNDING VEHICLES

                    VARIABLE ACCOUNT

                    This Prospectus focuses on the Separate Account investment information that makes up the "variable" part of the Policy. If you put money into the Funds, you take all the investment risk on that money. This means that if the Sub-Accounts you select go up in value, the value of your Policy, net of charges and expenses, also goes up. If they lose value, so does your Policy. Each fund has its own investment objective. You should carefully read each fund's Prospectus before making your decision.

                    You must choose the Sub-Accounts in which you want to place each Net Premium Payment. These "Sub-Accounts" make up the Separate Account. Each Sub-Account invests in shares of a certain Fund. You may also place your Net Premium Payment or part of it into the Fixed Account. A Sub-Account is not guaranteed and will increase or decrease in value according to the particular Fund's investment performance. (See page 15.)

                    FIXED ACCOUNT

                    You may also use LLANY's Fixed Account to fund your Policy. Net Premium Payments made into the Fixed Account:

                     - become part of LLANY's General Account;
                     - do not share the investment experience of the Separate
                       Account; and
                     - have a guaranteed minimum interest rate of 4% per year.

                    Interest beyond 4% is credited at LLANY's discretion. For additional information, see page 10.


                    INSURANCE CHARGES AND FEES


                    LLANY may profit from any of these charges. The profit from any charges, including mortality and expense risk and cost of insurance charges, may be used for any purpose, including covering shortfalls from other charges.

                    We deduct a premium load of 8% from each Premium Payment. We make monthly deductions for administrative expenses ($12.50 per month for the first Policy Year and $5 per month afterwards), the Cost of Insurance and any riders that are placed on your Policy. For Policy Years 1-20, a monthly charge of $0.09 per $1,000 of Specified Amount is deducted.


                    We make daily charges against the Separate Account for mortality and expense risk, currently at an annual rate of .80%. (See page 25.)


                    Each Fund has its own management fee charge, also deducted daily. Each Fund's expense levels will affect its investment results. The table on page 6 shows you the current expense levels for each Fund.


                    Each Policy Year you will be allowed to make 12 transfers between funding options. Beyond 12 transfers, a $25 fee may apply. (See page 26.)



                    You may surrender the Policy in full or withdraw part of its value. A Surrender Charge is applied if the Policy is surrendered totally and is the amount retained by us if the Policy is surrendered. The maximum Surrender Charge per $1,000 of Specified Amount will not exceed $37.48. Each time you request a partial surrender of your Policy, we charge you 2% of the amount withdrawn not to exceed $25. If you totally surrender your Policy within the first 15 years, a surrender charge will be deducted in computing what will be paid you. If you surrender your Policy within the first 15 years after an increase in the Specified Amount, a surrender charge will also be imposed, in addition to any existing surrender charge. (See page 26.)



                    You may borrow within described limits against the Policy. If you borrow against your Policy, interest will be charged to the Loan Account. Currently, the annual interest rate is 8%. For the first ten Policy Years interest will be credited to the Loan Account Value at the annual rate of interest charged for a loan minus 1%. For Policy Years eleven and beyond, interest will be credited at an annual rate equal to the current interest rate charged. (See page 30.) Depending on the amount of premium you pay, there may be little, or no, cash value in your Policy to borrow or surrender in the early years.


                    FUND EXPENSES

                    The investment advisor for each of the Funds deducts a daily charge as a percent of the net assets in each fund as an asset management charge. The charge reflects asset management fees of the investment advisor (Management Fees), and other expenses incurred by the funds (including 12b-1 fees for a class of shares and Other Expenses). The charge has the effect of reducing the investment results credited to the Sub-Accounts. Future Fund expenses will vary.


                                      PORTFOLIO EXPENSE TABLE



                                                                                               TOTAL
                                                                                               ANNUAL                  TOTAL FUND
                                                                                                FUND                   OPERATING
                                                                                             OPERATING                  EXPENSES
                                                                                              EXPENSES      TOTAL         WITH
                                                                                              WITHOUT      WAIVERS      WAIVERS
                                                         MANAGEMENT     12(B)1     OTHER     WAIVERS OR      AND          AND
                                       FUND                FEES(1)       FEE      EXPENSES   REDUCTIONS   REDUCTIONS   REDUCTIONS
                            ---------------------------  -----------   --------   --------   ----------   ----------   ----------
                            AIM V.I. Growth Fund
                              (Series I) (2)                0.62%         N/A       0.26%       0.88%         N/A         0.88%
                            AIM V.I. International
                              Growth Fund
                              (Series I) (2)                0.73          N/A       0.32        1.05          N/A         1.05
                            AIM V.I. Premier Equity
                              Fund (Series I)               0.60          N/A       0.25        0.85          N/A         0.85
                            Alliance VPS
                              AllianceBernstein Small
                              Cap Value Portfolio
                              (Class A) (3)                 1.00          N/A       1.65        2.65        (1.45)%       1.20
                            Alliance VPS Growth and
                              Income Portfolio
                              (Class A)                     0.63          N/A       0.04        0.67          N/A         0.67
                            Alliance VPS Premier Growth
                              Portfolio (Class A)           1.00          N/A       0.04        1.04          N/A         1.04
                            Alliance VPS Technology
                              Portfolio (Class A)           1.00          N/A       0.08        1.08          N/A         1.08
                            AFIS Global Small
                              Capitalization Fund
                              (Class 2)                     0.80         0.25%      0.03        1.08          N/A         1.08
                            AFIS Growth Fund (Class 2)      0.37         0.25       0.01        0.63          N/A         0.63
                            AFIS Growth -- Income Fund
                              (Class 2)                     0.33         0.25       0.02        0.60          N/A         0.60
                            AFIS International Fund
                              (Class 2)                     0.55         0.25       0.06        0.86          N/A         0.86
                            Delaware VIP High Yield
                              Series (Standard
                              Class) (4)                    0.65          N/A       0.14        0.79          N/A         0.79
                            Delaware VIP Large Cap
                              Value Series (Standard
                              Class) (5)                    0.65          N/A       0.08        0.73        (0.05)        0.68
                            Delaware VIP REIT Series
                              (Standard Class) (6)          0.75          N/A       0.14        0.89          N/A         0.89
                            Delaware VIP Small Cap
                              Value Series (Standard
                              Class) (7)                    0.75          N/A       0.11        0.86          N/A         0.86
                            Delaware VIP Trend Series
                              (Standard Class) (8)          0.74          N/A       0.16        0.90          N/A         0.90
                            Delaware VIP U. S. Growth
                              Series (Standard Class)       0.65          N/A       0.21        0.86        (0.06)        0.80
                            Fidelity VIP Contrafund
                              Portfolio (Service
                              Class) (9)                    0.58         0.10       0.10        0.78          N/A         0.78
                            Fidelity VIP Equity-Income
                              Portfolio (Service
                              Class) (9)                    0.48         0.10       0.10        0.68          N/A         0.68
                            Fidelity VIP Growth
                              Portfolio (Service
                              Class) (9)                    0.58         0.10       0.10        0.78          N/A         0.78

                                                                                               TOTAL
                                                                                               ANNUAL                  TOTAL FUND
                                                                                                FUND                   OPERATING
                                                                                             OPERATING                  EXPENSES
                                                                                              EXPENSES      TOTAL         WITH
                                                                                              WITHOUT      WAIVERS      WAIVERS
                                                         MANAGEMENT     12(B)1     OTHER     WAIVERS OR      AND          AND
                                       FUND                FEES(1)       FEE      EXPENSES   REDUCTIONS   REDUCTIONS   REDUCTIONS
                            ---------------------------  -----------   --------   --------   ----------   ----------   ----------
                            Fidelity VIP Overseas
                              Portfolio (Service
                              Class) (9)                    0.73         0.10       0.20        1.03          N/A         1.03
                            FTVIP Franklin Small Cap
                              Fund (Class 1) (10)           0.53          N/A       0.31        0.84        (0.08)        0.76
                            FTVIP Templeton Growth
                              Securities Fund
                              (Class 1) (11)                0.80          N/A       0.05        0.85          N/A         0.85
                            Janus AS Aggressive Growth
                              Portfolio (Service
                              Shares)                       0.65         0.25       0.02        0.92          N/A         0.92
                            Janus AS Balanced Portfolio
                              (Service Shares)              0.65         0.25       0.01        0.91          N/A         0.91
                            Janus AS Worldwide Growth
                              Portfolio (Service
                              Shares)                       0.65         0.25       0.04        0.94          N/A         0.94
                            LN Aggressive Growth
                              Fund, Inc.                    0.72          N/A       0.09        0.81          N/A         0.81
                            LN Bond Fund, Inc.              0.42          N/A       0.11        0.53          N/A         0.53
                            LN Capital Appreciation
                              Fund, Inc.                    0.72          N/A       0.06        0.78          N/A         0.78
                            LN Global Asset Allocation
                              Fund, Inc.                    0.73          N/A       0.23        0.96          N/A         0.96
                            LN International
                              Fund, Inc.                    0.84          N/A       0.15        0.99          N/A         0.99
                            LN Money Market Fund, Inc.      0.45          N/A       0.09        0.54          N/A         0.54
                            LN Social Awareness
                              Fund, Inc.                    0.34          N/A       0.06        0.40          N/A         0.40
                            MFS-Registered Trademark-
                              VIT Capital Opportunities
                              Series (Initial
                              Class) (12,13)                0.75          N/A       0.21        0.96        (0.05)        0.91
                            MFS-Registered Trademark-
                              VIT Emerging Growth
                              Series (Initial
                              Class) (12)                   0.75          N/A       0.12        0.87          N/A         0.87
                            MFS-Registered Trademark-
                              VIT Total Return
                              Series (Initial
                              Class) (12)                   0.75          N/A       0.14        0.89          N/A         0.89
                            MFS-Registered Trademark-
                              VIT Utilities Series
                              (Initial Class) (12)          0.75          N/A       0.18        0.93          N/A         0.93
                            Neuberger Berman AMT
                              Mid-Cap Growth Portfolio      0.84          N/A       0.07        0.91          N/A         0.91
                            Neuberger Berman AMT
                              Regency
                              Portfolio (14,15)             0.85          N/A       0.84        1.69        (0.19)        1.50
                            Putnam VT Growth & Income
                              Fund (Class IB)               0.46         0.25       0.05        0.76          N/A         0.76
                            Putnam VT Health Sciences
                              Fund (Class IB)               0.70         0.25       0.09        1.04          N/A         1.04
                            Scudder VIT --
                             EAFE-Registered Trademark-
                              Equity Index Fund (16)        0.45          N/A       0.36        0.81        (0.16)        0.65
                            Scudder VIT Equity 500
                              Index Fund (16)               0.20          N/A       0.11        0.31        (0.01)        0.30
                            Scudder VIT Small Cap Index
                              Fund (16)                     0.35          N/A       0.28        0.63        (0.18)        0.45


                     ---------------------------------------------------


                     (1) Certain of the Portfolios advisers reimburse the company for administrative costs incurred in connection with administering the Portfolios as variable funding options under the policy. These reimbursements are generally paid for by the advisers from their revenues and are not charged to investors. Some advisers pay higher fees than others.



                     (2) Effective May 1, 2002 the following Funds' names will change from AIM V.I.
                                                  International Equity Fund and
                                                  AIM V.I. Value Fund to AIM
                                                  V.I. International Growth Fund
                                                  and AIM V.I. Premier Equity
                                                  Fund, respectively.



                     (3)                          For the period May 1, 2001
                                                  through April 30, 2002, the
                                                  Adviser waived and/or
                                                  reimbursed certain expenses of
                                                  the Portfolio. With the
                                                  waiver/reimbursement the
                                                  Management Fees, 12b-1 Fees,
                                                  Other Expenses and Total
                                                  Expenses were 0.00%, 0.00%,
                                                  0.95% and 0.95% respectively.
                                                  Effective May 1, 2002, the
                                                  adviser has voluntarily agreed
                                                  to waive and/or reimburse
                                                  certain expenses of the
                                                  AllianceBernstein Small Cap
                                                  Value Portfolio to the extent
                                                  that total expenses will not
                                                  exceed 1.20%. Without the
                                                  waiver/reimbursement, the
                                                  estimated Management Fees,
                                                  12b-1 Fees, Other Expenses and
                                                  Total Expenses for the Small
                                                  Cap Value Portfolio would be
                                                  1.00%, 0.00%, 1.65% and 2.65%
                                                  respectively.



                     (4)                          The investment advisor for the
                                                  Delaware VIP High Yield
                                                  Series is Delaware Management
                                                  Company ("DMC"). For the
                                                  period May 1, 2001 through
                                                  April 30, 2002, the advisor
                                                  agreed to waive its management
                                                  fee and/or reimburse the
                                                  Series for expenses to the
                                                  extent that total expenses
                                                  would not exceed 0.80%.
                                                  Effective May 1, 2002 through
                                                  April 30, 2003, DMC has
                                                  contractually agreed to waive
                                                  its management fee and/or
                                                  reimburse the Series for
                                                  expenses to the extent that
                                                  total expenses will not exceed
                                                  0.80%. Under its Management
                                                  Agreement, the Series pays a
                                                  management fee based on
                                                  average daily net assets as
                                                  follows: 0.65% on the first
                                                  $500 million, 0.60% on the
                                                  next $500 million, 0.55% on
                                                  the next $1,500 million, 0.50%
                                                  on assets in excess of
                                                  $2,500 million, all per year.

                     (5) The investment advisor for the Delaware VIP Large Cap Value
                                                  Series is Delaware Management
                                                  Company ("DMC"). For the
                                                  period May 1, 2001 through
                                                  April 30, 2002, the advisor
                                                  waived its management fee and/
                                                  or reimbursed the Series for
                                                  expenses to the extent that
                                                  total expenses would not
                                                  exceed 0.80%. Without such an
                                                  arrangement, the total
                                                  operating expense for the
                                                  Series would have been 0.73%
                                                  for the fiscal year 2001.
                                                  Effective May 1, 2002 through
                                                  April 30, 2003, DMC has
                                                  contractually agreed to waive
                                                  its management fee and/or
                                                  reimburse the Series for
                                                  expenses to the extent that
                                                  total expenses will not exceed
                                                  0.80%. Under its Management
                                                  Agreement, the Series pays a
                                                  management fee based on
                                                  average daily net assets as
                                                  follows: 0.65% on the first
                                                  $500 million, 0.60% on the
                                                  next $500 million, 0.55% on
                                                  the next $1,500 million, 0.50%
                                                  on assets in excess of
                                                  $2,500 million, all per year.
                                                  DMC has voluntarily elected to
                                                  waive its management fee for
                                                  this Series to 0.60%
                                                  indefinitely.



                     (6) The investment advisor for the Delaware VIP REIT Series is
                                                  Delaware Management Company
                                                  ("DMC"). For the period
                                                  May 1, 2001 through April 30,
                                                  2002, the advisor waived its
                                                  management fee and/or
                                                  reimbursed the Series for
                                                  expenses to the extent that
                                                  total expenses would not
                                                  exceed 0.85%. Without such an
                                                  arrangement, the total
                                                  operating expense for the
                                                  Series would have been 0.89%
                                                  for the fiscal year 2001.
                                                  Effective May 1, 2002 through
                                                  April 30, 2003, DMC has
                                                  contractually agreed to waive
                                                  its management fee and/or
                                                  reimburse the Series for
                                                  expenses to the extent that
                                                  total expenses will not exceed
                                                  0.95%. Under its Management
                                                  Agreement, the Series pays a
                                                  management fee based on
                                                  average daily net assets as
                                                  follows: 0.75% on the first
                                                  $500 million, 0.70% on the
                                                  next $500 million, 0.65% on
                                                  the next $1,500 million, 0.60%
                                                  on assets in excess of
                                                  $2,500 million, all per year.



                     (7) The investment advisor for the Delaware VIP Small Cap Value
                                                  Series is Delaware Management
                                                  Company ("DMC"). For the
                                                  period May 1, 2001 through
                                                  April 30, 2002, the advisor
                                                  waived its management fee and/
                                                  or reimbursed the Series for
                                                  expenses to the extent that
                                                  total expenses would not
                                                  exceed 0.85%. Without such an
                                                  arrangement, the total
                                                  operating expense for the
                                                  Series would have been 0.86%
                                                  for the fiscal year 2001.
                                                  Effective May 1, 2002 through
                                                  April 30, 2003, DMC has
                                                  contractually agreed to waive
                                                  its management fee and/or
                                                  reimburse the Series for
                                                  expenses to the extent that
                                                  total expenses will not exceed
                                                  0.95%. Under its Management
                                                  Agreement, the Series pays a
                                                  management fee based on
                                                  average daily net assets as
                                                  follows: 0.75% on the first
                                                  $500 million, 0.70% on the
                                                  next $500 million, 0.65% on
                                                  the next $1,500 million, 0.60%
                                                  on assets in excess of
                                                  $2,500 million, all per year.



                     (8) The investment advisor for the Delaware VIP Trend Series is
                                                  Delaware Management Company
                                                  ("DMC"). For the period
                                                  May 1, 2001 through April 30,
                                                  2002, the advisor waived its
                                                  management fee and/or
                                                  reimbursed the Series for
                                                  expenses to the extent that
                                                  total expenses would not
                                                  exceed 0.85%. Without such an
                                                  arrangement, the total
                                                  operating expense for the
                                                  Series would have been 0.90%
                                                  for the fiscal year 2001.
                                                  Effective May 1, 2002 through
                                                  April 30, 2003, DMC has
                                                  contractually agreed to waive
                                                  its management fee and/or
                                                  reimburse the Series for
                                                  expenses to the extent that
                                                  total expenses will not exceed
                                                  0.95%. Under its Management
                                                  Agreement, the Series pays a
                                                  management fee based on
                                                  average daily net assets as
                                                  follows: 0.75% on the first
                                                  $500 million, 0.70% on the
                                                  next $500 million, 0.65% on
                                                  the next $1,500 million, 0.60%
                                                  on assets in excess of
                                                  $2,500 million, all per year.



                     (9) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. See the accompanying fund prospectus for details.



                     (10) The manager had agreed in advance to make an estimated reduction of 0.08% of its fee to reflect reduced services resulting from the Fund's investment in a Franklin
                                                  Templeton money fund. Without
                                                  this reduction the total
                                                  annual fund operating expense
                                                  would be 0.84%.



                     (11) The Fund administration fee is paid indirectly through the management fee.



                     (12) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend-disbursing agent.
                                                  Each series may enter into
                                                  other such arrangements and
                                                  directed brokerage
                                                  arrangements, which would also
                                                  have the effect of reducing
                                                  the series' expenses. "Other
                                                  Expenses" do not take into
                                                  account these expense
                                                  reductions, and are therefore
                                                  higher than the actual
                                                  expenses of the series. Had
                                                  these fee reductions been
                                                  taken into account, "Net
                                                  Expenses" would be lower for
                                                  certain series and would be
                                                  lower for certain series and
                                                  would equal: 0.86% for
                                                  Emerging Growth Series; 0.90%
                                                  for Capital Opportunities
                                                  Series; 0.88% for Total Return
                                                  Series; and 0.92% for
                                                  Utilities Series.



                     (13) MFS has contractually agreed, subject to reimbursement, to bear expenses for these series such that each such series'
                                                  "Other Expenses" (after taking
                                                  into account the expense
                                                  offset arrangement described
                                                  above), do not exceed the
                                                  following percentages of the
                                                  average daily net assets of
                                                  the series during the current
                                                  fiscal year: 0.15% for Capital
                                                  Opportunities Series. These
                                                  contractual fee arrangements
                                                  will continue until at least
                                                  May 1, 2003, unless changed
                                                  with the consent of the board
                                                  of trustees which oversee the
                                                  series.

                     (14)                         Expenses reflect expense
                                                  reimbursement. Neuberger
                                                  Berman Management Inc.
                                                  ("NBMI") has undertaken
                                                  through April 30, 2005 to
                                                  reimburse certain operating
                                                  expenses, including the
                                                  compensation of NBMI (except
                                                  with respect to Mid-Cap
                                                  Growth) and excluding taxes,
                                                  interest, extraordinary
                                                  expenses, brokerage
                                                  commissions and transaction
                                                  costs, that exceed, in the
                                                  aggregate, 1.50% of the
                                                  average daily net asset value
                                                  of the Regency Portfolio.
                                                  Absent such reimbursement,
                                                  Total Annual Expenses for the
                                                  year ended December 31, 2001
                                                  would have been 1.69% for the
                                                  Regency Portfolio. The expense
                                                  reimbursement arrangements for
                                                  the Regency Portfolio is
                                                  contractual for three years
                                                  and any excess expenses can be
                                                  repaid to NBMI within three
                                                  years of the year incurred,
                                                  provided such recoupment would
                                                  not cause a Portfolio to
                                                  exceed its respective
                                                  limitation.



                     (15) The Regency Portfolio commenced operations in August 2001; the expense figures for this Portfolio is estimated.



                     (16)                         Under the Advisory Agreement
                                                  with Deutsche Asset
                                                  Management, Inc. (the
                                                  "Advisor"), the fund will pay
                                                  an advisory fee at an annual
                                                  percentage rate of 0.20% of
                                                  the average daily net assets
                                                  of the Equity 500 Index Fund,
                                                  0.35% of the average daily net
                                                  assets of the Small Cap Index
                                                  Fund and 0.45% of the average
                                                  daily net assets of the EAFE
                                                  Equity Index Fund. These fees
                                                  are accrued daily and paid
                                                  monthly. The Advisor has
                                                  voluntarily undertaken to
                                                  waive its fee and to reimburse
                                                  the funds for certain expenses
                                                  so that the fund's total
                                                  operating expenses will not
                                                  exceed 0.30% for the Equity
                                                  500 Index Fund, 0.45% for the
                                                  Small Cap Index Fund and 0.65%
                                                  for the EAFE Equity Index
                                                  Fund. Without the
                                                  reimbursement to the funds for
                                                  the year ended December 31,
                                                  2001, total expenses would
                                                  have been 0.31% for the Equity
                                                  500 Index Fund, 0.63% for the
                                                  Small Cap Fund and 0.81% for
                                                  the EAFE Equity Index Fund.
                                                  These reimbursements will be
                                                  terminated no earlier than
                                                  December 31, 2002.


                    CHANGES IN SPECIFIED AMOUNT

                    The Initial Specified Amount is the amount originally chosen by the Policy Owner and is equal to the Death Benefit.


                    Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the Specified Amount. The minimum specified amount is currently $250,000. Such changes will affect other aspects of your Policy. (See page 28.)



                    If your needs should call for you to increase or decrease your Specified Amount at any time, discuss with your financial adviser the appropriateness of this action and of buying the additional coverage in another type of insurance.


LLANY, THE SEPARATE ACCOUNT AND
THE GENERAL ACCOUNT


                    LLANY is a life insurance company founded in New York on June 6, 1996. LLANY is a subsidiary of Lincoln Life. Lincoln Life is one of the largest stock life insurance companies in the United States. Lincoln Life, an Indiana corporation, is owned by Lincoln National Corp. (LNC) which is also organized under Indiana law. LNC's primary businesses are insurance and financial services.


                    LLANY Separate Account R for Flexible Premium Variable Life Insurance ("Account R") is a "separate account" established pursuant to a resolution of the Board of Directors of LLANY. Under New York law, the assets of Account R attributable to the Policies, though LLANY's property, are not chargeable with liabilities of any other business of LLANY and are available first to satisfy LLANY's obligations under the Policies. Account R's income, gains, and losses are credited to or charged against Account R without regard to other income, gains, or losses of LLANY. Account R's values and investment performance are not guaranteed. Account R is registered with the Securities and Exchange Commission (the "Commission") as a "unit investment trust" under the 1940 Act and meets the 1940 Act's definition of "separate account". Such registration does not involve supervision by the Commission of Account R's or LLANY's management, investment practices, or policies. LLANY has other registered separate accounts which fund its variable life insurance policies and variable annuity contracts.

                    Account R is divided into Sub-Accounts, each of which is invested solely in the shares of one of the mutual funds or the Fixed Account available as funding vehicles under the Policies. On each Valuation Day, Net Premium Payments allocated to Account R will be invested in Fund shares at net asset value, and monies necessary to pay for deductions, charges, transfers and surrenders from Account R are raised by selling Fund shares at net asset value.

                    The Funds are listed with their investment objectives, which they may or may not achieve. (See "FUNDS.") More Fund information is in the Funds' prospectuses, which must accompany or precede this prospectus and should be read carefully. Some Funds have investment objectives and policies similar to those of other funds managed by the same investment adviser. Their investment results may be higher or lower than those of the other funds, and there can be no assurance, and no representation is made, that a Fund's investment results will be comparable to the investment results of any other fund.

                    We reserve the right to add, withdraw or substitute Funds, subject to the conditions of the Policy in compliance with regulatory requirements, if in our sole discretion legal, regulatory, marketing, tax or investment considerations so warrant or in the event a particular Fund is no longer available for investment by the Sub-Accounts. No substitution will take place without prior approval of the Commission, to the extent required by law.

                    Shares of the Funds may be used by us and other insurance companies to fund both variable annuity contracts and variable life insurance policies. While this is not perceived as problematic, the Funds' governing bodies (Boards of Directors/Trustees) have agreed to monitor events to identify any material irreconcilable conflicts which might arise and to decide what responsive action might be appropriate. If a Sub-Account were to withdraw its investment in a Fund because of a conflict, a Fund might have to sell portfolio securities at unfavorable prices.

                    A Policy may also be funded in whole or in part through the "Fixed Account", part of LLANY's General Account supporting its insurance and annuity obligations. We will credit interest on amounts held in the Fixed Account as we determine from time to time, but not less than 4% per year. Interest, once credited, and Fixed Account principal are guaranteed. Interests in the Fixed Account have not been registered under the 1933 Act in reliance on exemptive provisions. The Commission has not reviewed Fixed Account disclosures, but they are subject to securities law provisions relating to accuracy and completeness.


                    We have assigned full-time staff devoted to the development of Business Continuity Plans in conjunction with a national vendor. In addition, we have a site available in which to recover our critical business functions in the event of a disaster. We will conduct tests of our capabilities and plans.



                    In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a premium payment and/or freeze a Policyholder's account. This means we could refuse to honor requests for transfer, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the Policyholder, and held in that account until instructions are received from the appropriate Regulator.


BUYING VARIABLE LIFE INSURANCE

                    The Policies this Prospectus offers are variable life insurance policies which provide death benefit protection. Investors not needing death benefit protection should consider other forms of investment, as there are extra costs and expenses of providing the insurance feature. Further, life insurance purchasers who are risk-averse or want more predictable premium levels and benefits may be more comfortable buying more traditional, non-variable life insurance. However, variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection and willing to assume investment risk and to monitor investment choices they have made.

                    Flexibility starts with the ability to make differing levels of premium payments. A young family just starting out may only be able to pay modest premiums initially but hope to increase premium payments over time. At first, this family would be paying primarily for the insurance feature (perhaps at ages where the insurance cost is relatively low) and later use a Policy more as a savings vehicle. A customer at peak earning capacity may wish to pay substantial premiums for a limited number of years prior to retirement, after which Policy values may suffice, based on future expected return results, though not guaranteed, to keep the Policy inforce for the expected lifetime and to provide, through loans, supplemental retirement income. A customer may be able to pay a large single premium, using the Policy primarily as a savings and investment vehicle for potential tax advantages.

                    Sufficient premiums must always be paid to keep a policy inforce, and there is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated.

                    Flexibility also results from being able to select, monitor and change investment choices within a Policy. With the wide variety of fund options available, it is possible to finetune an investment mix and change it to meet changing personal objectives or investment conditions. Policy owners should be prepared to monitor their investment choices on an ongoing basis.

                    Variable life insurance has significant tax advantages under current tax law. A transfer of values from one fund to another within the Policy generates no taxable gain or loss. And any investment income and realized capital gains within a fund are automatically reinvested without being taxed to the Policy owners. Policy values therefore accumulate on a tax-deferred basis. These situations would normally result in immediate tax liabilities in the case of direct investment in mutual funds.

                    While these tax deferral features also apply to variable annuities, liquidity (the ability of Policy owners to access Policy values) is normally more easily achieved with variable life insurance. Unless a policy has become a "modified endowment contract", an Owner can borrow Policy values tax-free, without surrender charges and at very low net interest cost. (See "TAX ISSUES.") Policy loans can be a source of retirement income. Variable annuity withdrawals are generally taxable to the extent of accumulated income, may be subject to surrender charges, and will result in penalty tax if made before age 59 1/2.

                    Depending on the death benefit option chosen, accumulated Policy values may also be part of the eventual death benefit payable. If a Policy is heavily funded and investment performance is very favorable, the death benefit may increase even further because of tax law requirements that the death benefit be a certain multiple of Policy value, depending on the Insured's ages. (See "DEATH BENEFITS.") The death benefit is income-tax free and may, with proper estate planning, be estate-tax free. A tax advisor should be consulted.

                    There are costs and expenses of variable life insurance ownership which are directly related to Policy values (i.e. asset based costs) as is true with investment in mutual funds or variable annuities. A significant additional cost of variable life insurance is the "cost of insurance" charge which is imposed on the "amount at risk" (the death benefit less Policy value) and increases as the insured grows older. This charge varies by age, underwriting classification, smoking status and in most states by gender. The effect of its increase can be seen in illustrations in this Prospectus (see APPENDIX 1) or in personalized illustrations available upon request. Surrender Charges, which decrease over time, are another significant additional cost if the Policy is not retained.

                    REPLACEMENTS


                    Before purchasing the Policy to replace, or to be funded with proceeds borrowed or withdrawn from, an existing life insurance policy or annuity contract, an applicant should consider a number of factors to determine whether doing so is in his or her best interest. Will any commission be paid to an agent or any other person with respect to the replacement? Is coverage and comparable values available from the Policy, as compared to his or her existing policy? The Insured may no longer be insurable or the contestability period may have elapsed with respect to the existing policy, while the Policy could be contested. How much of the surrender charge period under your old policy has elapsed? (Your Policy with us will have a new surrender charge period.) Will the surrender charges under this Policy be lower or higher than under the old Policy? The insurance risk under your Policy with us will not start until the prior policy has been deemed surrendered. If you buy this Policy you should consider these and similar matters before deciding to replace this Policy or to withdraw funds from it.


APPLICATION

                    Any person who wants to buy a Policy must first complete an application on a form provided by LLANY.

                    A complete application identifies the prospective Insureds and provides sufficient information about them to permit LLANY to begin underwriting the risks under the Policy. We require medical history and examination of each of the Insureds. LLANY may decline to provide insurance on the lives of the Insureds or, if it agrees to provide insurance, it may place one or both Insureds into a special underwriting category (these include preferred, non-smoker standard, smoker standard, non-smoker substandard and smoker substandard). The amount of the Cost of Insurance deducted monthly from the Policy value after issue varies among the underwriting categories as well as by Age and gender of the Insureds.

                    The applicant will select the Beneficiary or Beneficiaries who are to receive Death Benefit Proceeds payable on the Second Death, the initial face amount (the Initial Specified Amount) of the Death Benefit and which of two methods of computing the Death Benefit is to be used. (See "DEATH BENEFITS.") The applicant will also indicate both the frequency and amount of Premium Payments. (See "PREMIUM FEATURES.") The applicant must also determine how Policy values are initially to be allocated among the available funding options following the expiration of the Right-to-Examine Period. (See "RIGHT-TO-EXAMINE PERIOD").

OWNERSHIP

                    The Owner is the person or persons named as Owner in the application, and on the Date of Issue will usually be identified as Owner in the Policy Specifications. If no person is identified as Owner in the Policy Specifications, then the Insureds are the Owner. The person or persons designated to be Owner of the Policy must have, or hold legal title for the sole benefit of a person who has, an "insurable interest" in the lives of each of the Insureds under applicable state law. The Owner may be either or both of the Insureds, or any other natural person or non-natural entity. The Owner owns and exercises the rights under the Policy prior to the Second Death.

                    The Owner is the person who is ordinarily entitled to exercise the rights under the Policy so long as either of the Insureds is living. These rights include the power to select the Beneficiary and the Death Benefit Option. The Owner generally also has the right to request policy loans, make partial surrenders or surrender the Policy. The Owner may also name a new owner, assign the Policy or agree not to exercise all of the Owner's rights under the Policy.

                    If the Owner is a person other than the last surviving Insured, and that Owner dies before the Second Death, the Owner's rights in the Policy will belong to the Owner's estate, unless otherwise specified to LLANY.

BENEFICIARY

                    The Beneficiary is designated by the Owner or the Applicant and is the person who will receive the Death Benefit proceeds payable under the Policy. The person or persons named in the application as Beneficiary are the Beneficiaries of the Death Benefit under the Policy. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to LLANY.

                    Except when LLANY has acknowledged an assignment of the Policy or an agreement not to change the Beneficiary, the Owner may change the Beneficiary at any time while either of the Insureds is living. Any request for a change in the Beneficiary must be in a written form satisfactory to LLANY and submitted to LLANY. Unless the Owner has reserved the right to change the Beneficiary, such a request must be signed by both the Owner and the Beneficiary. On recordation, the change of Beneficiary will be effective as of the date of signature or, if there is no such date, the date recorded. No change of Beneficiary will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded.

                    If any Beneficiary dies before the Second Death, the Beneficiary's potential interest shall pass to any surviving Beneficiaries, unless otherwise specified to LLANY. If no named Beneficiary survives the Second Death, any Death Benefit Proceeds will be paid to the Owner or the Owner's executor, administrator or assignee.

INSUREDS

                    There are two Insureds under the Policy. At the Date of Issue of the Policy the Owner must have an insurable interest in each of the Insureds. On the Second Death, a Death Benefit is payable under the Policy.

THE POLICY

                    The Policy is the life insurance contract described in this Prospectus. The Date of Issue is the date on which LLANY begins life insurance coverage under a Policy. A Policy Year is each twelve month period, beginning with the Date of Issue, during which the Policy is in effect. The Policy Anniversary is the day of the year the Policy was issued.

                    On issuance, a Policy will be delivered to the Owner. The Policy sets forth the terms of the Policy, as applicable to the Owner, and should be reviewed by the Owner on receipt to confirm that it sets forth the features specified in the application. The ownership and other options set forth in the Policy are registered, and may be transferred, solely on the books and records of LLANY. Possession of the Policy does not represent ownership or the right to exercise the incidents of ownership with respect to the Policy. If the Owner loses the form of Policy, LLANY will issue a replacement on request. LLANY may impose a Policy replacement fee.

                    POLICY SPECIFICATIONS

                    The Policy includes a Policy Specifications page, with supporting schedules, in which is set forth certain information applicable to the specific Policy. This information includes the identity of the Owner, the Date of Issue, the Initial Specified Amount, the Death Benefit Option selected, the Insureds, the issue Ages, the Beneficiary, the initial Premium Payment, the Surrender Charges, Expense Charges and Fees, Guarantee Maximum Cost of Insurance Rates.

PREMIUM FEATURES

                    The Policy permits flexible premium payments, meaning that the Owner may select the frequency and the amount of Premium Payments. After the Initial Premium Payment is paid there is no minimum premium required. The initial Premium Payment is due on the Effective Date (the date on which the initial premium is applied to the Policy) and must be equal to or exceed the amount necessary to provide for two Monthly Deductions.

                    PLANNED PREMIUMS; ADDITIONAL PREMIUMS

                    "Planned Premiums" are the amount of premium (as shown in the Policy Specifications) the applicant chooses to pay LLANY on a scheduled basis. This is the amount for which LLANY sends a premium reminder notice.

                    Any subsequent Premium Payments (Additional Premiums) must be sent directly to the Administrative Office. Additional Premiums will be credited only when actually received by LLANY. Planned Premiums may be billed with an annual, semiannual, or quarterly frequency. Pre-authorized automatic additional premium payments can also be arranged at any time.

                    Unless specifically otherwise directed, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy lapse) will be applied first to reduce Policy indebtedness. There is no premium load on such payments to the extent applied to reduce indebtedness.

                    LIMITS ON RIGHT TO MAKE PAYMENTS OF ADDITIONAL AND PLANNED PREMIUMS

                    The Owner may increase Planned Premiums, or pay Additional Premiums, subject to the following limitations and LLANY's right to limit the amount or frequency of Additional Premiums.

                    LLANY may require evidence of insurability if any payment of Additional Premium (including Planned Premium) would increase the difference between the Death Benefit and the Accumulation Value. If LLANY is unwilling to accept the risk, the increase in premium will be refunded without interest and without participation of such amounts in any underlying investment.

                    LLANY may also decline any Additional Premium (including Planned Premium) or a portion thereof that would result in total Premium Payments exceeding the maximum limitation for life insurance under federal tax laws. The excess amount would be returned.

                    PREMIUM LOAD; NET PREMIUM PAYMENT

                    LLANY deducts 8.0% from each Premium Payment. This amount, sometimes referred to as premium load, covers certain Policy-related state tax and federal income tax liabilities and a portion of the sales expenses incurred by LLANY. The Premium Payment, net of the premium load, is called the "Net Premium Payment."

RIGHT-TO-EXAMINE PERIOD


                    Your Initial Premium Payment received by LLANY, net charges and fees, will be allocated to the Money Market Sub-Account on the Date of Issue. Ten (10) days (60 days for a replacement policy) from the Date of Issue, your Money Market Sub-Account value will be automatically allocated among the Sub-Accounts and the Fixed Account as designated by the Owner. If your Policy has been backdated, your Net Premium Payment may be allocated directly into the Sub-Accounts your have selected. Please consult your Registered Representative or LLANY's Administrative Office for the exact number of days before your funds will be moved from the Money Market Sub-Account. If the Policy is returned for cancellation within the Right-to-Examine Period, we will return any Premium Payments made.


TRANSFERS AND ALLOCATION AMONG ACCOUNTS

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    The allocation of Net Premium Payments among the Fixed Account and the Sub-Accounts may be set forth in the application. An Owner may change the allocation of future Net Premium Payments at any time. In any allocation, the amount allocated to any Sub-Account must be in whole percentages. No allocation can be made which would result in a Sub-Account Value of less than $50 or a Fixed Account Value of less than $2,500. LLANY, at its sole discretion, may waive minimum balance requirements on the Sub-Accounts.

                    TRANSFERS

                    The Owner may make transfers among the Sub-Accounts, on the terms set forth below, at any time before the younger Insured reaches or would have reached Age 100. The Owner should carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts.


                    Transfers from one Sub-Account to another or from the Sub-Accounts to the Fixed Account are possible at any time. Within 30 days after each anniversary of the Date of Issue, the Owner may transfer up to the lesser of (a) 25% of the Fixed Account Value (as of the preceding anniversary of the Date of Issue) or (b) $250,000 to one or more Sub-Accounts. Up to 12 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge. A $25 Fee may apply for each transfer request in excess of 12 in any Policy Year. LLANY may further limit transfers from the Fixed Account at any time.


                    Transfers must be made in proper written form, unless the Owner has given written authorization to LLANY to accept telephone transactions. Authorization to engage in telephone transactions and information on permitted telephone transactions may be obtained from our Administrative Office. You may also send your request by facsimile to the Administrative Office. Written transfer requests or adequately authenticated telephone transfer requests received at the Administrative Office by the close of the New York Stock Exchange (usually 4:00 PM ET) on a Valuation Day will be effected as of that day. Otherwise, requests will be effective as of the next Valuation Day.


                    Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after the Administrative Office receives a request in proper written form or adequately authenticated telephone transfer requests.

                    LIMITS ON FREQUENT TRANSFERS



                    The Policy is not designed to serve as a vehicle for frequent trading, in response to short-term fluctuations in the market. Such frequent trading can disrupt the management of a Fund; increase trading and transaction costs and raise expenses; disrupt planned investment strategies; force unplanned portfolio turnover and adversely affect Fund performance through asset swings that decrease the Fund's ability to provide maximum investment return to all Policy owners. Accordingly, organizations and individuals who use market-timing investment strategies and make frequent transfers should not purchase this Policy.



                    We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization, individual or other party authorized to give transfer instructions on behalf of multiple policy owners. Such restrictions could include:



                       (1) Not accepting transfer instructions from an agent acting on behalf of more than one policy owner; and



                       (2) Not accepting preauthorized transfer forms from market-timers or other entities acting on behalf of more than one Policy owner at a time.



                    We further reserve the right to impose, without prior notice, restrictions on any transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Policy owners or harm the Funds.


                    OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

                    The Owner may elect to participate in programs providing for Dollar Cost Averaging or Automatic Rebalancing, but may participate in only one program at any time.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging systematically transfers specified dollar amounts from the Money Market Sub-Account. Transfer allocations may be made to one or more of the Sub-Accounts on a monthly or quarterly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, an Owner may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market.

                    If the Owner elects Dollar Cost Averaging, the value in the Money Market Sub-Account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

                    An election for Dollar Cost Averaging is effective after the Administrative Office receives a request from the Owner in proper written form or by telephone, if adequately authenticated. An election is effective within ten business days, but only if there is sufficient value in the Money Market Sub-Account. LLANY may, in its sole discretion, waive Dollar Cost Averaging minimum deposit and transfer requirements.

                    Dollar Cost Averaging terminates automatically: (1) if the number of designated transfers has been completed; (2) if the value in the Money Market Sub-Account is insufficient to complete the next transfer; (3) within one week after the Administrative Office receives a request for termination in proper written form or by telephone, if adequately authenticated; or (4) if the Policy is surrendered.

                    Currently, there is no charge for Dollar Cost Averaging, but LLANY reserves the right to impose a charge.

                    AUTOMATIC REBALANCING

                    Automatic Rebalancing periodically restores to a pre-determined level the percentage of Policy value allocated to each Sub-Account (e.g. 20% Money Market,
                    50% Growth, 30% Utilities). The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts will be subject to Automatic Rebalancing.

                    The Owner may select Automatic Rebalancing on a quarterly, semi-annual or annual basis. Automatic Rebalancing may be elected, terminated or the allocation may be changed at any time, effective within ten business days upon receipt by the Administrative Office of a request in proper written form or by telephone, if adequately authenticated.

                    Currently, there is no current charge for Automatic Rebalancing, but LLANY reserves the right to impose a charge.

POLICY VALUES

                    The "Accumulation Value" is the sum of the Fixed Account Value, Separate Account Value and the Loan Account Value. The Accumulation Value of the Policy depends on the performance of the underlying investments. Policy values are used to fund Policy fees and expenses, including the Cost of Insurance. Premium Payments to meet your objectives will vary based on the investment performance of the underlying investments. A market downturn, affecting the Sub-Accounts upon which the Accumulation Value of a particular Policy depends, may require additional premium payments beyond those expected to maintain the level of coverage or to avoid lapse of the Policy. We strongly suggest you review periodic statements to see if additional premium payments must be made to avoid lapse of the Policy.

                    We will tell you at least annually the Accumulation Value, the number of Accumulation Units which remain credited to the Policy, the current Accumulation Unit values, the Sub-Account values, the Fixed Account Value and the Loan Account Value.


                    VALUATION -- FIXED ACCOUNT AND SEPARATE ACCOUNT



                    The portion of a Premium Payment remaining after deduction of the premium charge is the "Net Premium Payment", and is available for allocation to the Fixed Account and/or the Separate Account, at your direction. We credit Net Premium Payments to the Policy as of the date they are received. (See "Communications with LLANY" for an explanation of how we determine when we have "received" a premium payment.)



                    ALLOCATION OF PREMIUM PAYMENTS TO SEPARATE ACCOUNT



                    NUMBER OF UNITS. When you make premium payments, the portion you allocate to each Sub-Account of the Separate Account is converted into units of measure we call "Variable Accumulation Units". The number of these units we credit to you for each Sub-Account is determined by dividing the amount you allocated to that Sub-Account by the value of a Variable Accumulation Unit for that Sub-Account on the Valuation Day on which the Premium Payment is received at our Administrative Office, if it is received before 4:00 PM, New York time. If received at or after 4:00 PM, New York time, we will use the value of a Variable Accumulation Unit computed on the next Valuation Day.



                    The number of Variable Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of a Variable Accumulation Unit. That value may vary from Valuation Period to Valuation Period to reflect the investment experience of the portfolio or fund used in a particular Sub-Account and fees charged under the Policy.

                    VALUATION DAY; VALUATION PERIOD. Variable Accumulation Units will be valued once daily as of the close of trading, normally 4:00 PM, New York time, on each day that the New York Stock Exchange (NYSE) is open and trading is unrestricted ("Valuation Day"). On any day other than a Valuation Day, the Variable Accumulation Unit value will not change. A "Valuation Period" is the period starting at the close of trading on the NYSE on a Valuation Day, and ending at the close of trading on the next Valuation Day.



                    PER-UNIT VALUATION. To determine your Separate Account Value on each Valuation Day we must first calculate the value of a Variable Accumulation Unit for each Sub-Account. The beginning value for each Sub-Account is established at the inception of the Sub-Account, at an arbitrary amount. Thereafter it may increase or decrease from Valuation Period to Valuation period.



                    We determine each Variable Accumulation Unit value after the first as follows:



                       (1) We calculate the total value of the Fund shares held in the Sub-Account by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and then by adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period;



                       (2) Next, we SUBTRACT the liabilities of the Sub-Account at the end of the Valuation Period. These liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine results from the operation of the Separate Account; and



                       (3) We divide the result by the number of Variable Accumulation Units outstanding at the beginning of the Valuation Period.



                    In certain circumstances, and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.



                    The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period. The amount of Monthly Deduction allocated to each Sub-Account will result in the cancellation of Variable Accumulation Units that have an aggregate value, on the date of such deduction, equal to the total amount by which the Sub-Account is reduced.



                    FIXED ACCOUNT AND LOAN ACCOUNT VALUE


                    The Fixed Account Value and the Loan Account Value reflect amounts allocated to LLANY's General Account through payment of premiums or through transfers from the Separate Account. LLANY guarantees the Fixed Account Value.


                    ACCUMULATION VALUE



                    The "Accumulation Value" of a Policy is determined by:



                       (1) multiplying the total number of Variable Accumulation Units credited to the Policy for each Sub-Account by its appropriate current Variable Accumulation Unit Value; and



                       (2) if a combination of Sub-Accounts is elected, totaling the resulting values; and

                       (3) adding any values attributable to the Fixed Account and the Loan Account. The Accumulation Value will be affected by Monthly Deductions.


                    NET ACCUMULATION VALUE

                    The Net Accumulation Value is the Accumulation Value less the Loan Account Value. The Net Accumulation Value represents the net value of the Policy and is the basis for calculating the Surrender Value.

FUNDS

                    Each of the Sub-Accounts of the Separate Account is invested solely in the shares of one of the Funds available under the Policies. Each of the Funds, in turn, is an investment portfolio of one of the trusts or corporations listed below. A given Fund may have a similar investment objective and principal investment strategy to those for another mutual fund managed by the same investment advisor or subadvisor. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the Funds are similar, investment results may vary.

                    The portfolios, their investment advisors and objectives, and the Funds within each that are available under the Policies are listed below. Additional information is available in each Funds prospectus.


                    AIM VARIABLE INSURANCE FUNDS is advised by A I M Advisors, Inc.



                        AIM V.I. GROWTH FUND (SERIES I): Seeks growth of capital.



                        AIM V.I. INTERNATIONAL GROWTH FUND (SERIES I) (FORMERLY AIM V.I. INTERNATIONAL EQUITY FUND): Seeks to provide long-term growth of capital.



                        AIM V.I. PREMIER EQUITY FUND (SERIES I) (FORMERLY AIM V.I. VALUE FUND): Seeks to achieve long-term growth of capital. Income is a secondary objective.



                    ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. is advised by Alliance Capital Management, L.P.



                        ALLIANCEBERNSTEIN SMALL CAP VALUE PORTFOLIO (CLASS A):
                        Seeks long-term growth of capital. The portfolio invests primarily in a diversified portfolio of equity securities of companies with relatively small market capitalizations. Under normal circumstances, the portfolio will invest at least 65% of its total assets in these types of securities. The portfolio's investment policies emphasize investment in companies that are determined to be undervalued, using a fundamental value approach.



                        GROWTH AND INCOME PORTFOLIO (CLASS A): Seeks reasonable current income and reasonable appreciation through investments primarily in dividend-paying common stocks of good quality. The portfolio may also invest in fixed-income securities and convertible securities.



                        PREMIER GROWTH PORTFOLIO (CLASS A): Seeks long-term growth of capital by pursuing aggressive investment policies. The portfolio invests predominately in the equity securities of a limited number of large, carefully selected high-quality U.S. companies that are judged likely to achieve superior earnings growth.



                        TECHNOLOGY PORTFOLIO (CLASS A): Seeks to emphasize growth of capital and invests for capital appreciation. Current income is only an incidental consideration. The portfolio may seek income by writing listed call options. The portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements (i.e., companies that use technology extensively in the development of new or improved products or processes).



                    AMERICAN FUNDS INSURANCE SERIES is advised by Capital Research and Management Company.



                        GLOBAL SMALL CAPITALIZATION FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalizations of $50 million to $1.5 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.



                        GROWTH FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.



                        GROWTH-INCOME FUND (CLASS 2): The fund seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.



                        INTERNATIONAL FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the United States. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.



                    DELAWARE VIP TRUST (FORMERLY DELAWARE GROUP PREMIUM FUND) is advised by Delaware Management Company.



                        HIGH YIELD SERIES (STANDARD CLASS): Seeks total return and, as a secondary objective, high current income. Under normal circumstances, the series will invest at least 80% of its net assets in fixed income securities rated at the time of purchase BB or lower by S&P or similarly rated by another NRSRO or, if unrated, judged to be of comparable quality.



                        LARGE CAP VALUE SERIES (STANDARD CLASS) (FORMERLY GROWTH AND INCOME SERIES): Seeks capital appreciation with current income as a secondary objective. Under normal circumstances, at least 80% of the Series' net assets will be in investments of large cap companies. Management considers buying a stock when they believe it is undervalued and has the potential to increase in price as the market realizes its true value.



                        REIT SERIES (STANDARD CLASS): Seeks to achieve maximum long-term total return, with capital appreciation as a secondary objective. Under normal circumstances, the Series will invest at least 80% of its net assets in investments of real estate investment trusts (REITs).



                        SMALL CAP VALUE SERIES (STANDARD CLASS): Seeks capital appreciation by investing primarily in stocks of companies whose market values appear low relative to underlying value or future earnings and growth potential. Under normal circumstances, at least 80% of the Series' net assets will be in investments of small cap companies.

                        TREND SERIES (STANDARD CLASS): Seeks long-term capital appreciation by investing primarily in stocks of small growth oriented or emerging companies that, in the management team's view, are responsive to changes within the marketplace and have the fundamental characteristics to support continued growth.



                        U.S. GROWTH SERIES (STANDARD CLASS): Seeks to maximize capital appreciation. Under normal circumstances, at least 80% of the Series' net assets will be in U.S. investments. Investment management looks for stocks with low dividend yields, strong balance sheets, and high expected earnings growth rates as compared to other companies in the same industry.



                    FIDELITY VARIABLE INSURANCE PRODUCTS is advised by Fidelity Management and Research Company.



                        CONTRAFUND PORTFOLIO (SERVICE CLASS): Seeks long-term capital appreciation by investing primarily in securities of companies whose value the adviser believes is not fully recognized by the public.



                        EQUITY-INCOME PORTFOLIO (SERVICE CLASS): Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capital appreciation, seeking a yield that exceeds the composite yield on the securities comprising the Standard & Poor's 500 Index (S&P 500).



                        GROWTH PORTFOLIO (SERVICE CLASS): Seeks long-term capital appreciation. The portfolio normally purchases common stocks.



                        OVERSEAS PORTFOLIO (SERVICE CLASS): Seeks long term growth of capital by investing mainly in foreign securities.



                    FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST is advised by Franklin Advisors, Inc. for the Franklin Small Cap Fund, and Templeton Global Advisors Limited for the Templeton Growth Securities Fund.



                        FRANKLIN SMALL CAP FUND (CLASS 1): Seeks long-term capital growth. Invests primarily in equity securities of U.S. small cap companies, with market cap values not exceeding (1) $1.5 billion, or (2) the highest market cap value in the Russell 2000 Index, whichever is greater at the time of purchase. The fund may continue to hold an investment for further capital growth opportunities even if the company is no longer considered a small cap company.



                        TEMPLETON GROWTH SECURITIES FUND (CLASS 1): Seeks long-term capital growth. Invests primarily in stocks of companies of any nation, including those in U.S. and emerging markets.



                    JANUS ASPEN SERIES is advised by Janus Capital Management
                    LLC.



                        AGGRESSIVE GROWTH PORTFOLIO (SERVICE SHARES): Seeks long-term growth of capital by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies.



                        BALANCED PORTFOLIO (SERVICE SHARES): Seeks long-term capital growth, consistent with the preservation of capital and balanced by current income. The portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential, and 40-60% of its assets in securities selected primarily for their income potential. The Portfolio will normally invest at least 25% of its assets in fixed-income securities.



                        WORLDWIDE GROWTH PORTFOLIO (SERVICE SHARES): Seek long term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of companies of any size throughout the world. The portfolio normally invests in issuers from at least five different countries, including the United States. The portfolio may at times invest in fewer than five countries or even a single country.



                    LINCOLN NATIONAL FUNDS (LN) are advised by Delaware Management Company, with Putnam Investment Management, L.L.C. subadvising the Aggressive Growth Fund and the Global Asset Allocation Fund, Delaware International Advisers, Ltd. subadvising the International Fund, and Janus Capital Management LLC subadvising the Capital Appreciation Fund.



                        LN AGGRESSIVE GROWTH FUND, INC.: Seeks to maximize capital appreciation. The fund invests in stocks of small, lesser-known companies, which have a chance to grow significantly in a short time.



                        LN BOND FUND, INC.: Seeks maximum current income consistent with prudent investment strategy. The fund invests primarily in medium- and long-term corporate and government bonds.



                        LN CAPITAL APPRECIATION FUND, INC.: Seeks long-term growth of capital in a manner consistent with the preservation of capital. The fund primarily buys stocks in a large number of companies of all sizes if the companies are competing well and if their products or services are in high demand. It may also buy some money market securities and bonds, including junk bonds.



                        LN GLOBAL ASSET ALLOCATION FUND, INC.: Long-term return consistent with preservation of capital. The fund allocates its assets among several categories of equity and fixed-income securities, both of the U.S. and foreign insurers.



                        LN INTERNATIONAL FUND, INC.: Long-term capital appreciation. The fund trades in securities issued outside the United States -- mostly stocks, with an occasional bond or money market security.



                        LN MONEY MARKET FUND, INC.: Seeks maximum current income consistent with the preservation of capital. The fund invests in high quality, short-term obligations issued by U.S. corporations, the U.S. government, and federally chartered banks and U.S. branches of foreign banks.



                        LN SOCIAL AWARENESS FUND, INC.: Long-term capital appreciation. The fund buys stocks of established companies which adhere to certain specific social criteria.



                    MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST is advised by Massachusetts Financial Services Company.



                        CAPITAL OPPORTUNITIES SERIES (INITIAL CLASS): Seeks capital appreciation.



                        EMERGING GROWTH SERIES (INITIAL CLASS): Seeks to provide long-term growth of capital.



                        TOTAL RETURN SERIES (INITIAL CLASS): Seeks mainly to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.



                        UTILITIES SERIES (INITIAL CLASS): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities).

                    NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST is advised by Neuberger Berman Management Incorporated.



                        MID-CAP GROWTH PORTFOLIO: Seeks growth of capital by investing primarily in common stocks of mid-capitalization companies, using a growth-oriented investment approach.



                        REGENCY PORTFOLIO: Seeks growth of capital by investing mainly in common stocks of mid-capitalization companies. The portfolio seeks to reduce risk by diversifying among different companies and industries.



                    PUTNAM VARIABLE TRUST is advised by Putnam Investment Management, L.L.C.



                        GROWTH & INCOME FUND (CLASS IB): Seeks capital growth and current income by investing mainly in common stocks of U.S. companies with a focus on value stocks that offer the potential for capital growth, current income, or both.



                        HEALTH SCIENCES (CLASS IB): Seeks capital appreciation by investing primarily in common stocks of the companies in the health sciences industry.



                    SCUDDER VIT FUNDS TRUST (FORMERLY DEUTSCHE ASSET MANAGEMENT VIT FUNDS TRUST) is advised by Deutsche Asset
                    Management, Inc.



                        EAFE-REGISTERED TRADEMARK- EQUITY INDEX FUND: The fund seeks to replicate as closely as possible, before expenses, the total return of the Morgan Stanley Capital International (MSCI) EAFE-Registered Trademark- Index (EAFE-Registered Trademark- Index) which emphasizes stocks of companies in major markets in Europe, Australia and the Far East.



                        EQUITY 500 INDEX FUND: The fund seeks to match, as closely as possible, before expenses, the performance of the Standard & Poor's 500 Composite Price Index (S&P 500 Index), which emphasizes stocks of large U.S. companies.



                        SMALL CAP INDEX FUND: The fund seeks to match, as closely as possible, before expenses, the performance of the Russell 2000 Small Stock Index (Russell 2000 Index), which emphasizes stocks of small U.S. companies.



                    Several of the Funds may invest in non-investment grade, high-yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund Prospectuses. Also, take note that during extended periods of low interest rates the yields of Money Market sub-accounts may become extremely low, and possibly negative. Please review the Fund Prospectuses carefully.


                    There is no assurance that the investment objective of any of the Funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. There is investment performance risk in each of the Sub-Accounts, although the amount of such risk varies significantly among the Sub-Accounts. Owners should read each Fund's prospectus carefully and understand the risks before making or changing investment choices. Additional Funds may, from time to time, be made available as underlying investments, with prior approval of the New York Insurance Department. The right to select among Funds will be limited by the terms and conditions imposed by LLANY (SEE ALLOCATION OF NET PREMIUM PAYMENTS). LLANY may make changes (including substitutions) for some or all classes of Policy Owners.

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Separate Account or if, in the judgment of LLANY, further investment in such shares should cease to be appropriate in view of the purpose of the Separate Account or in view of legal, regulatory or federal income tax restrictions, or for any other reason in our sole discretion; LLANY may substitute shares of another Fund. There will be no substitution of securities in any Sub-Account without prior approval of the Securities and Exchange Commission and the New York Insurance Department. Substitute funds may have higher charges than the Funds being replaced.

                    Substitutions may be made with respect to existing investments or the investment of future premium payments, or both. LLANY may close Sub-Accounts to allocations of premium payments or contract value, or both, at any time in our sole discretion. The funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

                    VOTING RIGHTS

                    LLANY will vote the shares of each Fund held in the Separate Account at special meetings of the shareholders of the particular Fund in accordance with instructions received by the Administrative Office in proper written form from persons having a voting interest in the Separate Account. LLANY will vote shares for which it has not received instructions in the same proportion as it votes shares in the Separate Account for which it has received instructions. The Funds do not hold regular meetings of shareholders.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Trust not more than sixty (60) days prior to the meeting of the particular Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting. To determine how many votes each policy owner is entitled to direct with respect to a fund, first LLANY will calculate the dollar amount of your account value attributable to that Fund. Second we will divide that amount by $100.00. The result is the number of votes you may direct.

                    FUND PARTICIPATION AGREEMENTS


                    In order to make the Funds available, LLANY has entered into agreements with the trusts or corporations and their advisors or distributors. In some of these agreements, LLANY must perform certain administrative services for the Fund advisors or distributors. For these administrative functions, LLANY may be compensated by the Fund at annual rates of between .10% and .35% of the assets attributable to the Policies.


CHARGES AND FEES

                    LLANY deducts charges in connection with the Policy to compensate it for providing the Policy's insurance benefit, administering the Policy, assuming certain risks under the Policy and for sales related expenses we incur. LLANY may profit from any of these charges. The profit from any charges, including mortality and expense risk and cost of insurance charges, may be used for any purpose, including covering shortfalls from other charges.

                    The nature and amount of these charges are as follows:


                    PREMIUM CHARGE


                    We deduct a premium charge of 8% from each premium payment.

                    DEDUCTIONS MADE MONTHLY

                    We make various expense deductions monthly. The Monthly Deduction, including the Cost of Insurance Charge and charges for supplemental riders or benefits, if any, is made from the Net Accumulation Value.

                    The Monthly Deductions are deducted proportionately from the value of each underlying investment subject to the charge. In the case of Sub-Accounts, Accumulation Units are canceled and the value of the canceled Accumulation Units is withdrawn in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the Monthly Anniversary Day starting on the Date of Issue. The Monthly Anniversary Day under the Policy is the same day of each month as the Date of Issue, provided that if there is no such date in a given month, it is the first Valuation Day of the next month. If the day that would otherwise be a Monthly Anniversary Day is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

                    If the Net Accumulation Value is insufficient to cover the current Monthly Deduction, you have a 61-day period (Grace Period) to make a payment sufficient to cover that deduction. (See "LAPSE AND REINSTATEMENT.")

                    MONTHLY DEDUCTION

                    There is a flat dollar Monthly Deduction of $12.50 until the first Policy Anniversary and $5 thereafter. In addition there is a Monthly Deduction charge of $0.09 per $1000 of Specified Amount for the first twenty years of the Policy and for the first twenty years following an increase in Specified Amount.

                    These charges compensate LLANY for administrative expenses associated with Policy issue and ongoing Policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

                    COST OF INSURANCE CHARGE

                    The "Cost of Insurance" charge is the portion of the Monthly Deduction designed to compensate LLANY for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplemental benefits or monthly expense charges.

                    The Cost of Insurance charge depends on the Age (the age of the subject person at his/ her nearest birthday), underwriting category and gender of both Insureds and the current "Net Amount at Risk" (Death Benefit minus the Accumulation Value). The rate on which the Monthly Deduction for the Cost of Insurance is based will generally increase as the Insureds age, although the Cost of Insurance charge could decline if the Net Amount at Risk drops relatively faster than the Cost of Insurance Rate increases.

                    The Cost of Insurance charge is determined by dividing the Death Benefit at the previous Monthly Anniversary Day by
                    1.0032737 (the monthly equivalent of an annual rate of 4%), subtracting the Accumulation Value at the previous Monthly Anniversary Day, and multiplying the result (the Net Amount at Risk) by the applicable Cost of Insurance Rate as determined by LLANY. The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO, Male or Female); or, for unisex rates, on the 1980 CSO-B Table.

                    MORTALITY AND EXPENSE RISK CHARGE

                    LLANY deducts a daily mortality and expense risk charge as a percentage of the assets of the Separate Account. The mortality risk assumed is that insureds may live for a shorter period than estimated, and therefore, a greater amount of death benefit will be payable. The expense risk assumed is that expenses incurred is issuing and administering the policies will be greater than estimated. The mortality and expense risk charge is currently at an annual rate of 0.80%, and is guaranteed not to exceed 0.90% per year.

                    SURRENDER CHARGES

                    A generally declining Surrender Charge will apply if the Policy is totally surrendered or lapses during the first fifteen years following the Date of Issue or the first fifteen years following an increase in Specified Amount. The Surrender Charge varies by Age of the Insureds, the number of years since the Date of Issue, and Specified Amount. The charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The maximum Surrender Charge is included in each Policy and is in compliance with each state's nonforfeiture law. Examples of the Surrender Charge can be seen in Appendix 1 by subtracting "Surrender Value" from "Total Accumulation Value" on any chosen set of investment return assumptions.

                    The Surrender Charge under a Policy is proportional to the face amount of the Policy. Expressed as a percentage of face amount, it is higher for older than for younger issue ages. For example, assuming issue ages 80, the first year Surrender Charge is $37.40 per $1000 of face amount. At issue ages 65 it is $25.10 per $1000 of face amount, at issue ages 55 it is $13.68 per $1000 of face amount, and at issue ages 25 it is $2.87 per $1000 of face amount. These calculations assume both insureds are the same age. The Surrender Charge cannot exceed Policy value but may equal Policy Value, especially during the first two Policy Years. All Surrender Charges decline to zero over the 15 years following issuance of the Policy. See, for example, the illustrations in Appendix 1 for issue ages 55 and 65.

                    If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge. The Surrender Charge applicable to the increase would be equal to the Surrender Charge on a new Policy whose Specified Amount was equal to the amount of the increase. Supplemental Policy Specifications will be sent to the Owner upon an increase in Specified Amount reflecting the maximum additional Surrender Charge in the Table of Surrender Charges. The minimum allowable increase in Specified Amount is $1,000. LLANY may change this at any time.

                    If the Specified Amount is decreased while the Surrender Charge applies, the Surrender Charge will remain the same.

                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of $25 (not to exceed 2% of the amount surrendered) is imposed, allocated pro-rata among the Sub-Accounts from which the partial surrender proceeds are taken.

                    Any surrenders, full or partial, may result in tax implications. (See "TAX ISSUES.")

                    Based on its actuarial determination, LLANY does not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which LLANY will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from the general account of LLANY, which supports insurance and annuity obligations.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    LLANY reserves the right to impose a $25 charge for each transfer request in excess of 12 in any Policy Year. A single transfer request, either in writing or by telephone, may consist of multiple transactions.

DEATH BENEFITS

                    The Death Benefit Proceeds is the amount payable to the Beneficiary upon the Second Death (the death of the second of the two Insureds to die), in accordance with the Death Benefit Option elected. Loans (if any) and overdue deductions are deducted from the Death Benefit Proceeds prior to payment.

                    The Specified Amount, which may not be less than $250,000, is the amount requested by the Policy Owner at the time of application for insurance. This amount, in combination with a death benefit option, will define the death benefit. The Specified Amount is a field on the Policy Specification Page. The two Death Benefit Options are described below. The applicant must consider a number of factors in selecting the Specified Amount, including the amount of proceeds required on the Second Death and the Owner's ability to make Premium Payments. In evaluating this decision, the applicant should consider that the greater the Net Amount at Risk, the greater the monthly deductions for the Cost of Insurance.

                    DEATH BENEFIT OPTIONS

                    Two different Death Benefit Options are available under the Policy. The Death Benefit Proceeds payable under the Policy is the greater of (a) the Corridor Death Benefit or (b) the amount determined under the Death Benefit Option in effect on the date of the Second Death, less (in each case) any indebtedness under the Policy. In the case of Death Benefit Option 1, the Specified Amount is reduced by the amount of any partial surrender. The Corridor Death Benefit is the applicable percentage (the Corridor Percentage) of the Accumulation Value (rather than by reference to the Specified Amount) required to maintain the Policy as a "life insurance contract" for Federal income tax purposes. The Corridor Percentage is 250% through the time the younger Insured reaches or would have reached Age 40 and decreases in accordance with the table in Appendix 2 of this Prospectus to 100% when the younger Insured reaches or would have reached Age 95.

                    Death Benefit Option 1 provides Death Benefit Proceeds equal to the Specified Amount (a minimum of $250,000). If Option 1 is selected, the Policy pays level Death Benefit Proceeds until the Minimum Death Benefit exceeds the Specified Amount. (See "DEATH BENEFITS," "FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE.")

                    Death Benefit Option 2 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Accumulation Value as of the date of the Second Death. If Option 2 is selected, the Death Benefit Proceeds increase or decrease over time, depending on the amount of premium paid and the investment performance of the underlying Sub-Accounts.

                    If for any reason the applicant fails to affirmatively elect a particular Death Benefit Option, Death Benefit Option 1 shall apply until changed as provided below. The ability of the Owner to support the Policy is an important factor in selecting between the Death Benefit Options, because the greater the Net Amount at Risk at any time, the more that will be deducted from the value of the Policy to pay the Cost of Insurance.

                    Owners who prefer insurance coverage that generally does not vary in amount and generally has lower Cost of Insurance Charges should elect Option 1. Owners who prefer to have favorable investment experience reflected in increased insurance coverage should select Option 2. Under Option 1, any Surrender Value at the time of the Second Death will revert to LLANY.

                    CHANGES IN DEATH BENEFIT OPTIONS AND SPECIFIED AMOUNT

                    All requests for changes between Death Benefit Options and changes in the Specified Amount must be submitted in proper form to the Administrative Office. The minimum amount of increase in Specified Amount currently permitted is $1,000. If requested, a supplemental application and evidence of insurability must also be submitted to LLANY.

                    In a change from Death Benefit Option 1 to Death Benefit Option 2, the Specified Amount shall be reduced so it thereafter equals (a) the amount payable under the Death Benefit Option in effect immediately before the change, minus (b) the Accumulation Value immediately before the change. In a change from Death Benefit Option 2 to Death Benefit Option 1, the Specified Amount shall be increased so that it thereafter equals the amount payable under the Death Benefit Option in effect immediately before the change.


                    If you want to increase your Specified Amount, you should note that an increase normally triggers a number of additional requirements, such as a separate surrender charge period, higher surrender charges overall, and a new incontestability period. Before requesting an increase in Specified Amount, consult your financial adviser to determine whether an increase is appropriate for your particular situation.


                    Any reductions in Specified Amount will be made against the initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to the Policy.

                    LLANY may at its discretion decline any request for a change between Death Benefit Options or increase in the Specified Amount. LLANY may at its discretion decline any request for change of the Death Benefit Option or reduction of the Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount or would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of Federal income tax law.

                    Any change is effective on the first Monthly Anniversary Day on or after the date of approval of the request by LLANY, unless the Monthly Deduction Amount would increase as a result of the change. In that case, the change is effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to or greater than the Monthly Deduction Amount, as increased.

                    FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE

                    The amount of the Death Benefit must satisfy certain requirements under the Code if the policy is to qualify as insurance for federal income tax purposes. The amount of the Death Benefit Proceeds required to be paid under the Code to maintain the Policy as life insurance under each of the Death Benefit Options is equal to the product of the Accumulation Value and the applicable Corridor Percentage. A table of Corridor Percentages is in Appendix 2.

NOTICE OF DEATH OF INSUREDS

                    Due Proof of Death must be furnished to LLANY at the Administrative Office as soon as reasonably practicable after the death of each Insured. Due Proof of Death must be in proper written form and includes a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof of death satisfactory to LLANY.

PAYMENT OF DEATH BENEFIT PROCEEDS

                    The Death Benefit Proceeds under the Policy will ordinarily be paid within seven days, if in a lump sum, or in accordance with any Settlement Option selected by the Owner or the Beneficiary after receipt at the Administrative Office of Due Proof of Death of both Insureds. The amount of the Death Benefit Proceeds under Option 2 will be determined as of the date of the Second Death. Payment of the Death Benefit Proceeds may be delayed if the Policy is contested or if Separate Account values cannot be determined.


                    We offer a checkbook service in which the Death Benefit proceeds are transferred into an interest-bearing account, in the Beneficiary's name as owner of the account. Your Beneficiary has quick access to the funds and is the only one authorized to transfer funds from the account. This service allows the Beneficiary additional time to decide how to manage Death Benefit Proceeds with the balance earning interest from the day the account is opened.


                    SETTLEMENT OPTIONS

                    There are several ways to which the Beneficiary may receive the Death Benefit Proceeds or the Owner may choose to receive payments upon surrender of the Policy.

                    The Owner may elect a Settlement Option before the Second Death; after the Second Death, if the Owner has not irrevocably selected a Settlement Option, the Beneficiary may elect one of the Settlement Options. If no Settlement Option is selected, the Death Benefit Proceeds will be paid in a lump sum.

                    If the Policy is assigned as collateral security, LLANY will pay any amount due the assignee in one lump sum. Any remaining Death Benefit Proceeds will be paid as elected.

                    A request to elect, change, or revoke a Settlement Option must be received in proper written form by the Administrative Office before payment of the lump sum or under any Settlement Option. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. Payments after the first payment will be made on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.

                    There are at least four Settlement Options:

                        The first Settlement Option is an annuity for the lifetime of the payee.

                        The second Settlement Option is an annuity for the lifetime of the payee, with monthly payments guaranteed for 60, 120, 180, or 240 months.

                        Under the third Settlement Option, LLANY makes monthly payments for a stated number of years, at least five but no more than thirty.

                        The fourth Settlement Option, provides that LLANY pays interest annually on the sum left with LLANY at a rate of at least 3% per year, and pays the amount on deposit on the payee's death.

                    Any other Settlement Option offered by LLANY at the time of election may also be selected.

POLICY LIQUIDITY


                    The Policy provides only limited liquidity. Subject to certain limitations, however, the Owner may borrow against the Surrender Value of the Policy, may make a partial surrender of some of the Surrender Value of the Policy and may fully surrender the Policy for its Surrender Value. Note, however, that in the earlier Policy Years, depending on the Premium Payments made, or if the Owner has requested a substantial reduction in Specified Amount, there may be little or no Surrender Value available.

                    POLICY LOANS

                    The Owner may at any time contract for Policy Loans up to an aggregate amount not to exceed 90% of the Surrender Value at the time a Policy Loan is made. It is a condition to securing a Policy Loan that the Owner execute a loan agreement and that the Policy be assigned to LLANY free of any other assignments. The Loan Account is the account in which Policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Fixed Account or the Sub-Accounts. Interest on Policy Loans accrues at an annual rate of 8%, and loan interest is payable to LLANY (for its account) once a year in arrears on each Policy Anniversary, or earlier upon full surrender or other payment of proceeds of a Policy.

                    The amount of a loan, plus any accrued but unpaid interest, is added to the outstanding Policy Loan balance. Unless paid in advance, any loan interest due will be transferred from the values in the Fixed Account and each Sub-Account, and treated as an additional Policy Loan, and added to the Loan Account Value.

                    During the first ten Policy Years, LLANY's current practice is to credit interest to the Loan Account Value at an annual rate equal to the interest rate charged on the loan minus 1% (guaranteed not to exceed 2%). Beginning with the eleventh Policy Year, LLANY's current practice is to credit interest at an annual rate equal to the interest rate charged on the loan, less 0% annually (guaranteed not to exceed 1%). In no case will the annual credited interest rate be less than 6% in each of the first ten Policy Years and 7% thereafter.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts (including for this purpose the Fixed Account), transfers from each for loans and loan interest will be made in proportion to the assets in each such Sub-Account at that time, unless LLANY is instructed otherwise in proper written form at the Administrative Office. Repayments on the loan and interest credited on the Loan Account Value will be allocated according to the most recent Premium Payment allocation at the time of the repayment.

                    A Policy Loan, whether or not repaid, affects the proceeds payable upon the Second Death and the Accumulation Value. The longer a Policy Loan is outstanding, the greater the effect is likely to be. While an outstanding Policy Loan reduces the amount of assets invested, depending on the investment results of the Sub-Accounts, the effect could be favorable or unfavorable.

                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate without value subject to the conditions in the Grace Period Provision. (See "LAPSE AND REINSTATEMENT.")

                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result.

                    PARTIAL SURRENDER

                    You may make a partial surrender at any time before the Second Death by request to the Administrative Office in proper written form or by telephone, if you have authorized telephone transactions. Each time you request a partial surrender of your Policy, we charge you 2% of the amount withdrawn not to exceed $25. Total partial surrenders may not exceed 90% of the Surrender Value of the Policy. Each partial surrender may not be less than $500. Partial surrenders are subject to other limitations as described below.

                    Partial surrenders may reduce the Specified Amount and, in each case, reduce the Death Benefit Proceeds. To the extent that a requested partial surrender would cause the

                    Specified Amount to be less than $250,000, the partial surrender will not be permitted by LLANY. In addition, if following a partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the surrender may be limited to the extent necessary to meet the federal tax law requirements.

                    The effect of partial surrenders on the Death Benefit Proceeds depends on the Death Benefit Option elected under the Policy. If Death Benefit Option 1 has been elected, a partial surrender would reduce the Accumulation Value and the Specified Amount. The reduction in the Specified Amount, which would reduce any past increases on a last in, first out basis, reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 2 has been elected, a partial surrender would reduce the Accumulation Value, but would not reduce the Specified Amount. The reduction in the Accumulation Value reduces the amount of the Death Benefit Proceeds.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, surrenders from each will be made in proportion to the assets in each Sub-Account at the time of the surrender, unless LLANY is instructed otherwise in proper written form at the Administrative Office. LLANY may at its discretion decline any request for a partial surrender.

                    SURRENDER OF THE POLICY


                    You may surrender the Policy at any time. On surrender of the Policy, LLANY will pay you or your assignee, the Surrender Value next computed after receipt of the request in proper written form at the Administrative Office. If the owner makes a full surrender, all coverage under the Policy will automatically terminate and may not be reinstated. Please note that if you surrender your Policy in its early years, you may receive little or no cash value.



                    We offer a personalized checkbook service for surrender of your Policy. Once your request is processed, proceeds are placed in an interest-bearing account in your name. You have complete access to your proceeds through check writing privileges. You have the choice of leaving proceeds in this account or you may write checks immediately -- even a check for the entire amount.


                    SURRENDER VALUE

                    The Surrender Value of a Policy is the amount the Owner can receive in a lump sum by surrendering the Policy. The Surrender Value is the Net Accumulation Value less the Surrender Charge (SEE CHARGES AND FEES, Surrender Charge). All or part of the Surrender Value may be applied to one or more of the Settlement Options. Surrender Values are illustrated in Appendix 1.

                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of loans or of the Surrender Value from any Sub-Accounts will generally be made within 7 days. Payment or transfer from the Fixed Account may be deferred up to six months at LLANY's option. If LLANY exercises its right to defer any payment from the Fixed Account, interest will accrue and be paid as required by law from the date the recipient would otherwise have been entitled to receive the payment.

ASSIGNMENT; CHANGE OF OWNERSHIP

                    While either Insured is living, you may assign your rights in the Policy, including the right to change the beneficiary designation. The assignment must be in proper written form, signed by you and recorded at the Administrative Office. No assignment will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded. LLANY is not responsible for any assignment not submitted for recording, nor is LLANY responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to LLANY at the time the assignment is recorded and any interest accrued on such indebtedness after recordation of any assignment.

                    Once recorded, the assignment remains effective until released by the assignee in proper written form. So long as an effective assignment remains outstanding, you will not be permitted to take any action with respect to the Policy without the consent of the assignee in proper written form.

                    So long as either Insured is living, you may name a new Owner by recording a change in ownership in proper written form at the Administrative Office. On recordation, the change will be effective as of the date of execution of the document of transfer or, if there is no such date, the date of recordation. No such change of ownership will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded. LLANY may require that the Policy be submitted to it for endorsement before making a change.

LAPSE AND REINSTATEMENT

                    LAPSE OF A POLICY


                    If at any time the Net Accumulation Value is insufficient to pay the Monthly Deduction, the Policy is subject to lapse and automatic termination of all coverage under the Policy.



                    The Net Accumulation Value may be insufficient to pay the cost of insurance



                       (1) because it has been exhausted by earlier deductions,



                       (2)   due to poor investment performance,



                       (3)   due to partial surrenders,



                       (4)   due to indebtedness for Policy Loans,



                       (5)   due to substantial reductions in Specified Amount,



                       (6) due to the terms of certain Riders added to the Policy, or



                       (7)   because of some combination of these factors.


                    If LLANY has not received a Premium Payment or payment of indebtedness on Policy Loans necessary so that the Net Accumulation Value is sufficient to pay the Monthly Deduction Amount on a Monthly Anniversary Day, LLANY will send a written notice to the Owner and any assignee of record. The notice will state the amount of the Premium Payment or payment of indebtedness on Policy Loans necessary such that the Net Accumulation Value is at least equal to two times the Monthly Deduction Amount. If the minimum required amount set forth in the notice is not paid to LLANY on or before the day that is the later of (a) 31 days after the date of mailing of the notice, and (b) 61 days after the date of the Monthly Anniversary Day with respect to which such notice was sent (together, the Grace Period), then the policy shall terminate and all coverage under the policy shall lapse without value. If the Second Death occurs during the Grace Period, Death Benefit Proceeds will be paid, but will be reduced, in addition to any other reductions, by any unpaid Monthly Deductions. If the Second Death occurs after the Policy has lapsed, no Death Benefit Proceeds will be paid.

                    REINSTATEMENT OF A LAPSED POLICY

                    After the Policy has lapsed due to the failure to make a necessary payment before the end of an applicable Grace Period, it may be reinstated provided (a) it has not been surrendered, (b) there is an application for reinstatement in proper written form, (c) evidence of insurability of both insureds is furnished to LLANY and it agrees to accept the risk, (d) LLANY receives a payment sufficient to keep the Policy in force for at least two months, and (e) any accrued loan interest is paid. The effective date of the reinstated Policy shall be the Monthly Anniversary Day after the date on which LLANY approves the application for reinstatement. Surrender Charges will be reinstated as of the Policy Year in which the Policy lapsed.

                    If the Policy is reinstated, such reinstatement is effective on the Monthly Anniversary Day following LLANY approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

                    If the Surrender Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.

COMMUNICATIONS WITH LLANY

                    PROPER WRITTEN FORM


                    When ever this Prospectus refers to a communication "in proper written form," it means in writing, in form and substance reasonably satisfactory to LLANY, received at the Administrative Office. You may also send your communication by facsimile to the Administrative Office. Certain transactions are not acceptable by facsimile.



                    We will process your requests once we receive all letters, forms or other necessary documents, completed to our satisfaction. Proper written form may require, among other things, a signature guarantee or some other proof of authenticity. We do not generally require a signature guarantee, but may ask for one if it appears that your signature has changed, if the signature does not appear to be yours, if we have not received a properly completed application or confirmation of an application, or for other reasons to protect you and the Company.



                    RECEIPT OF WRITTEN COMMUNICATIONS



                    Once your Policy is in force, the effective date of payments, forms and requests you send us is usually determined by the day and time we receive the item in proper form at the mailing address that appears in this Prospectus. Planned periodic premium payments, loan requests, transfer requests, loan payments or withdrawal or surrender requests that we receive in proper form before 4:00 p.m. Eastern time on a business day will normally be effective as of the end of that day, unless the transaction is scheduled to occur on another business day. If we receive your payment or request on or after 4:00 p.m. Eastern time on a business day, your payment or request will be effective as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we'll process it as of the end of the next business day.



                    Other forms, notices and requests are normally effective as of the next business day after we receive them in proper form, unless the transaction is scheduled to occur on another business day. Change of owner and beneficiary forms are effective as of the day you sign the change form, once we receive them in proper form.

                    TELEPHONE AND OTHER ELECTRONIC COMMUNICATIONS



                    We allow telephone and other electronic transactions only when you provide us proper written authorization. To effect a permitted transaction using the telephone or other electronic means, the Owner, or his/her authorized representative, may have to provide the following: Policy number, partial Social Security number, personal identification number (PIN), and/or such other information as we may require to verify the identity and authority of the caller. We disclaim all liability for losses and other consequences resulting from unauthorized or fraudulent telephone or electronic transactions. In addition, we are not responsible for the consequences of instructions that fail to reach us in a timely manner. The Company believes that the procedures as stated above are reasonable and acknowledges that, if it does not follow these procedures, it may be liable for such losses.



                    If you have been issued a PIN number to make telephone or other electronic transactions to your account, be careful not to give it out to anyone. We will not be responsible for its misuse or for improper or unauthorized account transactions using your PIN.



                    Please note that telephone, facsimile and/or Internet access may not always be available. Any telephone, facsimile or Internet hookup, whether it is yours, your service provider's or your agent's, can experience outages or slowdowns arising from a variety of causes not of our making. These outages or slowdowns may result in delayed or lost instructions from you, and we will not be responsible for these "failed" transmissions. If you are experiencing problems, you should send your request in writing to our Administrative Office.


OTHER POLICY PROVISIONS

                    ISSUANCE


                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only when both Insureds are at least Age 18 but are less than Age 85.


                    DATE OF COVERAGE

                    The date of coverage will be the Date of Issue, provided both Insureds are alive and prior to any change in the health and insurability of the Insureds as represented in the application.

                    RIGHT TO EXCHANGE THE POLICY

                    The Owner may, within the first two Policy Years, exchange the Policy for a permanent life insurance policy then being offered by LLANY. The benefits for the new policy will not vary with the investment experience of the Separate Account. The exchange must be elected within 24 months from the Date of Issue. No evidence of insurability will be required.

                    The Owner, the Insureds and the Beneficiary under the new policy will be the same as those under the exchanged Policy on the date of the exchange. The Accumulation Value under the new Policy will be equal to the Accumulation Value under the old Policy on the date the exchange request is received. The new policy will have a Death Benefit on the exchange date not more than the Death Benefit of the original Policy immediately prior to the exchange date. If the Accumulation Value is insufficient to support the Death Benefit, the Owner will be required to make additional Premium Payments in order to effect the exchange. The new Policy will have a Date of Issue and issue Ages as of the date of exchange. The initial Specified Amount and any increases in Specified Amount will have the same rate class as those of the original Policy. Any indebtedness may be transferred to the new policy.

                    The exchange may be subject to an equitable adjustment in rates and values to reflect variances, if any, in the rates and values between the two Policies. After adjustment, if any excess is owed the Owner, LLANY will pay the excess to the Owner in cash. The exchange may be subject to federal income tax withholding.

                    If at any time while both Insureds are alive, a change in the Internal Revenue Code would result in a less favorable tax treatment of the Insurance provided under the policy or if the Insureds are legally divorced while the policy is in force, the Owner may exchange the policy for separate single life policies on each of the Insureds subject to the following conditions: (a) evidence of insurability satisfactory to LLANY is furnished, (b) the amount of insurance of each new Policy is not larger than one half of the amount of insurance then in force under the policy, (c) the premium for each new policy is determined according to LLANY's rates then in effect for that policy based on each Insured's then attained age and sex, and (d) any other requirements as determined by LLANY are met. The new policy will not take effect until the date all such requirements are met.

                    MATURITY OF THE POLICY

                    If either Insured is still living on the Monthly Anniversary following the younger Insured's 100th birth date, at that point the Policy will terminate and the Owner will receive the Surrender Value.

                    INCONTESTABILITY

                    LLANY will not contest payment of the Death Benefit Proceeds based on the initial Specified Amount after the Policy has been in force for two years from the Date of Issue so long as both Insureds were alive during those two years. For any increase in Specified Amount requiring evidence of insurability, LLANY will not contest payment of the Death Benefit Proceeds based on such an increase after it has been in force for two years from its effective date so long as both Insureds were alive during those two years.

                    MISSTATEMENT OF AGE OR GENDER

                    If the Age or gender of either of the Insureds has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit Proceeds will be 1. multiplied by 2. and then the result added to 3. where:
                       1. is the Net Amount at Risk at the time of the Second
                          Death;
                       2. is the ratio of the monthly Cost of Insurance applied
                          in the Policy month of death to the monthly Cost of Insurance that should have been applied at the true Age and gender in the Policy month of death; and
                       3. is the Accumulation Value at the time of the Second
                          Death.

                    SUICIDE

                    If the Second Death is by suicide, while sane or insane, within two years from the Date of Issue, LLANY will upon the Second Death pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the Second Death is by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, LLANY will upon the Second Death pay no more than a refund of the monthly charges for the cost of such additional benefit.

                    RIDERS


                    We may offer you Riders to the Policy from time to time. Riders may alter the benefits or charges in your Policy and their election may have tax consequences for you. Also, if you elect a particular Rider, it may restrict the term of your Policy, or of other Riders in force. Riders may be available other than those listed here. Consult your financial and tax advisers before adding Riders to, or deleting them from, your Policy.


                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of LLANY.

TAX ISSUES


                    INTRODUCTION. The Federal income tax treatment of the policy is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your policy, and is not intended as tax advice. This discussion also does not address other Federal tax consequences, such as estate, gift, and generation skipping transfer taxes, or any state and local income, estate, and inheritance tax consequences, associated with the policy. As a result, you should always consult a tax adviser about the application of federal and state tax rules to your individual situation.


                    TAXATION OF LIFE INSURANCE CONTRACTS IN GENERAL

                    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for Federal tax purposes. We believe that the policy will meet the statutory definition of life insurance, which places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. As a result, the death benefit payable under the policy will generally be excludable from the beneficiary's gross income, and interest and other income credited under the policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for Federal income tax purposes.

                    INVESTMENTS IN THE SEPARATE ACCOUNT MUST BE DIVERSIFIED. For a policy to be treated as a life insurance contract for Federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract premium payments. Although we do not control the investments of the subaccounts, we expect that the subaccounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

                    RESTRICTION ON INVESTMENT OPTIONS. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

                    NO GUARANTEES REGARDING TAX TREATMENT. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your contract value until there is a distribution from your policy.

                    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable.

                    If the death benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

                    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in your contract value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received under the policy previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for Federal income tax purposes.

                    POLICIES WHICH ARE MECS

                    CHARACTERIZATION OF A POLICY AS A MEC. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by a "7-pay test" under the tax law or if the policy is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a later increase in benefits, any other material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven contract years.

                    TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the policy is a MEC, withdrawals from the policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the contract value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your contract value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

                    PENALTY TAXES PAYABLE ON WITHDRAWALS. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age
                    59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

                    SPECIAL RULES IF YOU OWN MORE THAN ONE MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

                    POLICIES WHICH ARE NOT MECS

                    TAX TREATMENT OF WITHDRAWALS. If the policy is not a MEC, the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

                    CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS. Section 7702 places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

                    TAX TREATMENT OF LOANS. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all contract value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in the your income.

                    LAST SURVIVOR CONTRACT

                    Although we believe that the policy, when issued as a last survivor contract, complies with Section 7702 of the Code, the manner in which Section 7702 should be applied to last survivor contracts is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702 regarding this form of contract, there is necessarily some uncertainty whether a last survivor contract will meet the Section 7702 definition of a life insurance contract. As a result, we may need to return a portion of your premium (with earnings) and impose higher cost of insurance charges in the future.

                    Due to the coverage of more than one insured under the policy, there are special considerations in applying the 7-pay test. For example, a reduction in the death benefit at any time, such as may occur upon a partial surrender, may cause the policy to be a MEC. Also and more generally, the manner of applying the 7-pay test is somewhat uncertain in the case of policies covering more than one insured.

                    OTHER CONSIDERATIONS

                    INSURED LIVES PAST AGE 100. If the insured survives beyond the end of the mortality table used to measure charges under the policy, which ends at age 100, we believe the policy will continue to qualify as life insurance for Federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 100.

                    COMPLIANCE WITH THE TAX LAW. We believe that the maximum amount of premium payments we have determined for the policies will comply with the Federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a contract year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the Federal tax definition of life insurance.

                    DISALLOWANCE OF INTEREST DEDUCTIONS. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20-percent owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

                    FEDERAL INCOME TAX WITHHOLDING. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

                    CHANGES IN THE POLICY OR CHANGES IN THE LAW. Changing the owner, exchanging the contract, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

                    TAX STATUS OF LLANY

                    Under existing Federal income tax laws, LLANY does not pay tax on investment income and realized capital gains of the Separate Account. LLANY does not expect that it will incur any Federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

FAIR VALUE OF THE POLICY

                    It is sometimes necessary for tax and other reasons to determine the "fair value" of the Policy. The fair value of the Policy is measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value, although the amount of the Net Accumulation Value will typically be important in valuing the Policy for this purpose. For some but not all purposes, the fair value of the Policy may be the Surrender Value of the Policy. The fair value of the Policy may be impacted by developments other than the performance of the underlying investments. For example, without regard to any other factor, it increases as the Insureds grow older. Moreover, on the death of the first of the Insureds to die, it tends to increase significantly. The Owner should consult with his or her advisors for guidance as to the appropriate methodology for determining the fair value of the Policy for a particular purpose.

DIRECTORS AND OFFICERS OF LLANY


                    The following persons are Directors and Officers of LLANY. Except as indicated below, the address of each is 100 Madison Street, Suite 1860, Syracuse, New York 13202 and each has been employed by LLANY or its affiliates for more than five years.



                            NAME, ADDRESS AND POSITION(S)
                            WITH REGISTRANT                   PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------------------------------------------------
                            J. PATRICK BARRETT                Chairman and Chief Executive Officer
                            DIRECTOR                          [9/87-present] CARPAT Investments;
                            One Telergy Parkway               President, Chief Operating Officer and
                            East Syracuse, NY 13057           Director [4/98-present] Telergy,
                                                              Incorporated; Chief Executive Officer and
                                                              Director, Syracuse Executive Air Service,
                                                              Incorporated [3/89-present]; Director,
                                                              Bennington Iron Works, Incorporated
                                                              [6/89-present]; Director, Coyne Industrial
                                                              Enterprises Corporation [1998-present].

                            ROBERT D. BOND                    Vice President [5/98-present], The Lincoln
                            DIRECTOR                          National Life Insurance Company. Formerly:
                            1300 South Clinton Street         Senior Vice President [95-98], Great-West
                            Fort Wayne, IN 46801              Life Assurance Company.

                            JON A. BOSCIA                     President, Chief Executive Officer and
                            DIRECTOR                          Director [1/98-present], Lincoln National
                            Centre Square                     Corporation. Formerly: President and Chief
                            West Tower                        Executive Officer [10/96-1/98], The
                            Suite 3900                        Lincoln National Life Insurance Company.
                            Philadelphia, PA 19102

                            NAME, ADDRESS AND POSITION(S)
                            WITH REGISTRANT                   PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------------------------------------------------
                            JANET CHRZAN                      Chief Financial Officer and Second Vice
                            CHIEF FINANCIAL OFFICER AND       President [1/01-present]; Senior Vice
                            SECOND VICE PRESIDENT             President and Chief Financial Officer
                            1300 South Clinton Street         [4/00-present]. Formerly: Vice President
                            Fort Wayne, IN 46801              and Treasurer [8/95-4/00], The Lincoln
                                                              National Life Insurance Company.

                            JOHN H. GOTTA                     Director, Second Vice President and
                            DIRECTOR, SECOND VICE PRESIDENT   Assistant Secretary [12/99-present],
                            AND ASSISTANT SECRETARY           Lincoln Life & Annuity Company of New
                            350 Church Street                 York; Chief Executive Officer of Life
                            Hartford, CT 06103                Insurance, Executive Vice President and
                                                              Assistant Secretary [12/99-present].
                                                              Formerly: Senior Vice President and
                                                              Assistant Secretary [4/98-12/99], Senior
                                                              Vice President [2/98-4/98], Vice President
                                                              and General Manager [1/98-2/98], The
                                                              Lincoln National Life Insurance Company;
                                                              Senior Vice President [3/96-12/97],
                                                              Connecticut General Life Insurance
                                                              Company.

                            BARBARA S. KOWALCZYK              Senior Vice President, Corporation
                            DIRECTOR                          Planning [5/94-present], Lincoln National
                            Centre Square                     Corporation
                            West Tower
                            1500 Market Street
                            Suite 3900
                            Philadelphia, PA 19102

                            MARGUERITE L. LACHMAN             Principal [11/99-present], Lend Lease Real
                            DIRECTOR                          Estate Investments. Formerly: Managing
                            437 Madison Avenue,               Director [4/87-11/99], Schroeder Real
                            18th Floor                        Estate Associates.
                            New York, NY 10022

                            LOUIS G. MARCOCCIA                Senior Vice President for Business,
                            DIRECTOR                          Finance and Administrative Services,
                            Syracuse University               [1975-present], Syracuse University.
                            Syracuse, NY 13244

                            GARY W. PARKER                    Senior Vice President and Chief Product
                            DIRECTOR                          Officer [3/00-present], Vice President,
                            350 Church Street                 Product Management [7/98-3/00], The
                            Hartford, CT 06103                Lincoln National Life Insurance Company.
                                                              Formerly: Senior Vice President, Life
                                                              Products [10/97-6/98], Vice President,
                                                              Marketing Services [9/89-10/97], Life of
                                                              Virginia.

                            JOHN M. PIETRUSKI                 Chairman of the Board, Texas Biotechnology
                            DIRECTOR                          Corporation.
                            One Penn Plaza
                            Suite 3408
                            New York, NY 10119

                            NAME, ADDRESS AND POSITION(S)
                            WITH REGISTRANT                   PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------------------------------------------------
                            RON J. PONDER                     Director [99-present], Lincoln National
                            DIRECTOR                          Corporation; President and Chief Executive
                            25 Airport Road                   Officer [00-present], Cap Gemini Ernst &
                            Morristown, NJ 07960              Young Telecom, Media & Networks-Americas.
                                                              Formerly: Executive Vice President,
                                                              Operations & Service [96-97], American
                                                              Telephone & Telegraph Company; President
                                                              and Chief Executive Officer [97-99], BDSI,
                                                              Incorporated.

                            MARK E. REYNOLDS                  Senior Vice President [4/01-present] The
                            DIRECTOR                          Lincoln National Life Insurance Company,
                            1300 South Clinton St.            Director [5/01-present] First Penn-Pacific
                            Fort Wayne, IN 46802              Life Insurance Company. Formerly:
                                                              Executive Vice President and Chief
                                                              Financial Officer [8/96-4/01] Cova
                                                              Financial Services.

                            LORRY J. STENSRUD                 Director, Executive Vice President and
                            PRESIDENT AND DIRECTOR            Chief Executive Officer of Annuities
                            1300 South Clinton Street         [6/00-present]; The Lincoln National Life
                            Fort Wayne, IN 46802              Insurance Company; Director,
                                                              [6/00-present], Lincoln Financial Group
                                                              Foundation, Incorporated.

                            RICHARD C. VAUGHAN                Executive Vice President and Chief
                            DIRECTOR                          Financial Officer [1/95-present], Lincoln
                            Centre Square                     National Corporation.
                            West Tower
                            1500 Market Street
                            Suite 3900
                            Philadelphia, PA 19102


DISTRIBUTION OF POLICIES

                    LLANY intends to offer the Policy in New York. Lincoln Financial Advisors Corporation ("LFA"), an affiliate of LLANY and the principal underwriter for the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The principal business address of LFA is 350 Church Street, Hartford, CT 06103.

                    LFA has overall responsibility for establishing a selling plan for the Policies. Compensation by LLANY to the Principal Underwriter is separate from that paid to the selling house, the registered representative and any other selling intermediaries.


                    The Policy may be sold by individuals who, in addition to being appointed as life insurance agents for the Company, are also registered representatives with broker-dealers who maintain selling agreements with us. Included among these broker-dealers are Lincoln Financial Advisors Corporation and Lincoln Financial Distributors, both of whom are our affiliates. Registered Representatives may receive commission and service fees up to 60% of first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, we may pay equivalent amounts over time, based on Accumulation Value. Registered Representatives are also eligible for cash bonuses and "non-cash compensation." The latter [as defined in NASD Conduct Rule 2820] includes such things as office space, computers, club credit, prizes, awards, training and education meetings.



                    Additionally, the broker-dealer may receive compensation on the first year premium and all additional premiums and/or reimbursements for portions of Policy sales expenses. In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with the Registered Representative. Depending on the particular selling arrangements, there may be others whom we compensate for distribution activities. For example, we may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices.



                    All compensation is paid from our resources, which include fees and charges imposed under the Policy.


CHANGES OF INVESTMENT POLICY

                    LLANY may materially change the investment policy of the Separate Account. LLANY must inform the Owners and obtain all necessary regulatory approvals. Any change must be submitted to the state insurance department, which shall disapprove it if deemed detrimental to the interests of the Owners or if it renders LLANY's operations hazardous to the public. If an Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by LLANY on the life of the Insureds. The Owner has the later of 60 days from the date of the investment policy change or 60 days from being informed of such change to make this conversion. LLANY will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

STATE REGULATION

                    LLANY is subject to the laws of New York governing insurance companies and to regulation by the New York Insurance Department. An annual statement in a prescribed form is filed with the New York Insurance Department each year covering the operation of LLANY for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine LLANY's contract liabilities and reserves so that the Insurance Department may certify the items are correct. LLANY's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the New York Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of the Company.

REPORTS TO OWNERS

                    LLANY maintains Policy records and will mail to each Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in each Sub-Account and any Loan Account Value.

                    Owners will also be sent annual reports containing financial statements for the Separate Account and annual and semi-annual reports of the Funds as required by the 1940 Act.

                    Policy Owners will receive statements of significant transactions such as: changes in Specified Amount or Death Benefit Option; transfers among Sub-Accounts; Premium Payments; loans and repayment of loans; reinstatement; and termination.

ADVERTISING

                    LLANY is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's,
                    Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of LLANY. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. LLANY may advertise these ratings from time to time. In addition, LLANY may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend LLANY or the Policies. Furthermore, LLANY may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                    We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.

LEGAL PROCEEDINGS


                    Lincoln New York may be involved in various pending or threatened legal proceedings arising from the conduct or its business. These proceedings are routine and in the ordinary course of business.


EXPERTS


                    The financial statements of the Separate Account and the statutory-basis financial statements of LLANY appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, 2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana 46802, as set forth in their reports also appearing elsewhere in this Prospectus and in the Registration Statement. The financial statements audited by Ernst & Young LLP, have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.


                    Actuarial matters included in this prospectus have been examined by Vaughn W. Robbins, FSA, as stated in the Opinion filed as an Exhibit to the Registration Statement.

                    Legal matters in connection with the Policies described herein are being passed upon by Robert O. Sheppard, Esq., as stated in the Opinion filed as an Exhibit to the Registration Statement.

REGISTRATION STATEMENT

                    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Separate Account, LLANY, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

APPENDIX 1

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFIT PROCEEDS


                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Accumulation Values, Surrender Values and Death Benefit Proceeds under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. Actual returns will fluctuate over time and likely will be both positive and negative. The hypothetical gross investment rate of return may indeed average 0%, 6%, or 12% over a period of years. However, it may fluctuate above and below those averages throughout the years shown. In that case, the actual Accumulation Values, Surrender Values and Death Benefit Proceeds could be substantially less than those shown, and may, under certain circumstances, result in the lapse of the Policy unless the Owner pays more than the stated Premium. The illustrations also assume there are no Policy Loans or Partial Surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option, and that the No-Lapse Provision is not selected.



                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit Proceeds as of each Policy Anniversary reflect the fact that charges are made and expenses applied which lower investment return on the assets held in the Sub-Accounts. Daily charges are made against the assets of the Sub-Accounts for assuming mortality and expense risks. The current mortality and expense risk charges are equivalent to an annual effective rate of 0.80% of the daily net asset value of the Separate Account. The mortality and expense risk charge is guaranteed never to exceed an annual effective rate of 0.90% of the daily net asset value of the Separate Account. In addition, the amounts shown also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.83% of the daily net asset value of the Separate Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 2001.



                    Considering charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at annual rates of -1.62%, 4.34% and 10.29% on a current basis, -1.71%, 4.23%
                    and 10.18% on a guaranteed basis.


                    The illustrations also reflect the fact that LLANY makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as preferred and standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefit Proceeds than those illustrated.

                    The illustrations also reflect the fact that LLANY deducts a premium load of 8.0% from each Premium Payment.

                    The Surrender Values shown in the illustrations reflect the fact that LLANY will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first fifteen Policy Years. Surrender Charges reflect, in part, age and Specified Amount, and are shown in the illustrations.

                    In addition, the illustrations reflect the fact that LLANY deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is a flat dollar charge of $12.50 per month in the first year. Current values reflect a current flat dollar monthly administrative expense charge of $5 in subsequent Policy Years. The charge also includes $0.09 per $1,000 of Specified Amount during the first twenty Policy Years.

                    Upon request, LLANY will furnish a comparable illustration based on the proposed insureds' ages, gender classification, smoking classification, risk classification and premium payment requested.

                                  MALE AGE 55/FEMALE AGE 55 NONSMOKER
                                  STANDARD -- $13,782 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT             DEATH BENEFIT PROCEEDS            TOTAL ACCUMULATION VALUE
       POLICY           5% INTEREST      ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%    GROSS 6%    GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
----------------------   -----------   ---------   ---------   ---------   --------   --------   ---------

          1                14,471     1,000,000   1,000,000   1,000,000    11,241     11,926      12,611
          2                29,666     1,000,000   1,000,000   1,000,000    22,247     24,313      26,460
          3                45,620     1,000,000   1,000,000   1,000,000    32,876     37,030      41,520
          4                62,372     1,000,000   1,000,000   1,000,000    43,104     50,062      57,886
          5                79,962     1,000,000   1,000,000   1,000,000    52,906     63,392      75,660

          6                98,431     1,000,000   1,000,000   1,000,000    62,249     76,992      94,951
          7               117,824     1,000,000   1,000,000   1,000,000    71,089     90,826     115,869
          8               138,186     1,000,000   1,000,000   1,000,000    79,364    104,838     138,523
          9               159,567     1,000,000   1,000,000   1,000,000    86,992    118,951     163,020
         10               182,016     1,000,000   1,000,000   1,000,000    93,878    133,075     189,474

         11               205,588     1,000,000   1,000,000   1,000,000    99,922    147,111     218,016
         12               230,338     1,000,000   1,000,000   1,000,000   105,019    160,958     248,805
         13               256,326     1,000,000   1,000,000   1,000,000   109,062    174,511     282,036
         14               283,614     1,000,000   1,000,000   1,000,000   111,949    187,669     317,947
         15               312,266     1,000,000   1,000,000   1,000,000   113,537    200,297     356,804

         20               478,501     1,000,000   1,000,000   1,000,000    91,872    246,083     606,952
         25               690,664             0   1,000,000   1,077,287         0    223,565    1,025,987
         30               961,443             0           0   1,806,914         0          0    1,720,870


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF     SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%    CHARGE
----------------------  --------   --------   ---------   ---------
          1                  0          0           0     13,676
          2              8,981     11,046      13,194     13,266
          3             20,122     24,277      28,767     12,753
          4             30,898     37,856      45,679     12,206
          5             41,179     51,664      63,932     11,728
          6             51,137     65,880      83,839     11,112
          7             61,211     80,948     105,991      9,877
          8             70,721     96,195     129,881      8,643
          9             79,584    111,543     155,612      7,408
         10             87,705    126,902     183,301      6,173
         11             94,983    142,173     213,077      4,939
         12            101,315    157,254     245,101      3,704
         13            106,593    172,041     279,566      2,469
         14            110,714    186,435     316,713      1,235
         15            113,537    200,297     356,804          0
         20             91,872    246,083     606,952          0
         25                  0    223,565    1,025,987         0
         30                  0          0    1,720,870         0


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates assumed. Guaranteed mortality and expense risk charges, administrative fees and premium load assumed.


                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and
                                  (2) assumed Fund total expenses of 0.83% per year. See "Fund Expenses".

                                  MALE AGE 55/FEMALE AGE 55 NONSMOKER
                                  STANDARD -- $13,782 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT             DEATH BENEFIT PROCEEDS            TOTAL ACCUMULATION VALUE
       POLICY           5% INTEREST      ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%    GROSS 6%    GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
----------------------   -----------   ---------   ---------   ---------   --------   --------   ---------

          1                14,471     1,000,000   1,000,000   1,000,000    11,252     11,938      12,623
          2                29,666     1,000,000   1,000,000   1,000,000    22,389     24,461      26,615
          3                45,620     1,000,000   1,000,000   1,000,000    33,319     37,501      42,019
          4                62,372     1,000,000   1,000,000   1,000,000    44,042     51,075      58,977
          5                79,962     1,000,000   1,000,000   1,000,000    54,558     65,203      77,644

          6                98,431     1,000,000   1,000,000   1,000,000    64,866     79,906      98,194
          7               117,824     1,000,000   1,000,000   1,000,000    74,965     95,203     120,817
          8               138,186     1,000,000   1,000,000   1,000,000    84,853    111,118     145,723
          9               159,567     1,000,000   1,000,000   1,000,000    94,527    127,671     173,144
         10               182,016     1,000,000   1,000,000   1,000,000   103,986    144,885     203,336

         11               205,588     1,000,000   1,000,000   1,000,000   113,225    162,785     236,583
         12               230,338     1,000,000   1,000,000   1,000,000   122,168    181,322     273,131
         13               256,326     1,000,000   1,000,000   1,000,000   130,781    200,494     313,302
         14               283,614     1,000,000   1,000,000   1,000,000   138,993    220,261     357,426
         15               312,266     1,000,000   1,000,000   1,000,000   146,772    240,624     405,910

         20               478,501     1,000,000   1,000,000   1,000,000   175,530    349,293     730,961
         25               690,664     1,000,000   1,000,000   1,335,621   180,614    470,324    1,272,020
         30               961,443     1,000,000   1,000,000   2,255,505   121,515    587,991    2,148,100


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF     SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%    CHARGE
----------------------  --------   --------   ---------   ---------
          1                  0          0           0     13,676
          2              9,123     11,195      13,349     13,266
          3             20,566     24,747      29,266     12,753
          4             31,836     38,868      46,770     12,206
          5             42,831     53,475      65,917     11,728
          6             53,754     68,794      87,082     11,112
          7             65,088     85,326     110,940      9,877
          8             76,210    102,475     137,081      8,643
          9             87,119    120,263     165,736      7,408
         10             97,812    138,712     197,163      6,173
         11            108,287    157,846     231,644      4,939
         12            118,464    177,618     269,427      3,704
         13            128,311    198,025     310,833      2,469
         14            137,758    219,026     356,191      1,235
         15            146,772    240,624     405,910          0
         20            175,530    349,293     730,961          0
         25            180,614    470,324    1,272,020         0
         30            121,515    587,991    2,148,100         0


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.


                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.83% per year. See "Fund Expenses".

                                  MALE AGE 65/FEMALE AGE 65 NONSMOKER
                                  STANDARD -- $21,713 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1
                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT               DEATH BENEFIT PROCEEDS              TOTAL ACCUMULATION VALUE
       POLICY           5% INTEREST       ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR      GROSS 0%     GROSS 6%    GROSS 12%    GROSS 0%   GROSS 6%   GROSS 12%
----------------------   -----------   ----------   ----------   ----------   --------   --------   ----------

          1                 22,799     1,000,000    1,000,000    1,000,000    18,352     19,468        20,585
          2                 46,737     1,000,000    1,000,000    1,000,000    35,791     39,145        42,632
          3                 71,873     1,000,000    1,000,000    1,000,000    51,990     58,690        65,938
          4                 98,265     1,000,000    1,000,000    1,000,000    66,833     77,968        90,508
          5                125,977     1,000,000    1,000,000    1,000,000    80,193     96,826       116,349

          6                155,074     1,000,000    1,000,000    1,000,000    91,900    115,074       143,445
          7                185,627     1,000,000    1,000,000    1,000,000   101,726    132,457       171,744
          8                217,707     1,000,000    1,000,000    1,000,000   109,355    148,633       201,135
          9                251,391     1,000,000    1,000,000    1,000,000   114,369    163,157       231,454
         10                286,759     1,000,000    1,000,000    1,000,000   116,277    175,509       262,514

         11                323,896     1,000,000    1,000,000    1,000,000   114,534    185,114       294,156
         12                362,889     1,000,000    1,000,000    1,000,000   108,543    191,344       326,264
         13                403,832     1,000,000    1,000,000    1,000,000    97,659    193,512       358,804
         14                446,822     1,000,000    1,000,000    1,000,000    81,147    190,838       391,816
         15                491,962     1,000,000    1,000,000    1,000,000    58,049    182,314       425,368

         20                753,859             0            0    1,000,000         0          0       604,333
         25              1,088,113             0            0    1,000,000         0          0       883,312
         30              1,514,716             0            0    1,534,686         0          0     1,519,491


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF      SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%     CHARGE
----------------------  --------   --------   ----------   ---------
          1                  0          0             0    25,098
          2             11,731     15,085        18,572    24,060
          3             28,999     35,699        42,947    22,991
          4             44,881     56,015        68,556    21,953
          5             59,309     75,943        95,466    20,883
          6             72,054     95,228       123,599    19,845
          7             84,086    114,817       154,103    17,640
          8             93,919    133,198       185,700    15,435
          9            101,139    149,927       218,223    13,230
         10            105,252    164,484       251,489    11,025
         11            105,714    176,294       285,335     8,820
         12            101,928    184,728       319,649     6,615
         13             93,249    189,102       354,394     4,410
         14             78,942    188,633       389,611     2,205
         15             58,049    182,314       425,368         0
         20                  0          0       604,333         0
         25                  0          0       883,312         0
         30                  0          0     1,519,491         0


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates assumed. Guaranteed mortality and expense risk charges, administrative fees and premium load assumed.


                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and
                                  (2) assumed Fund total expenses of 0.83% per year. See "Fund Expenses".

                                  MALE AGE 65/FEMALE AGE 65 NONSMOKER
                                  STANDARD -- $21,713 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1
                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT               DEATH BENEFIT PROCEEDS              TOTAL ACCUMULATION VALUE
       POLICY           5% INTEREST       ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR      GROSS 0%     GROSS 6%    GROSS 12%    GROSS 0%   GROSS 6%   GROSS 12%
----------------------   -----------   ----------   ----------   ----------   --------   --------   ----------

          1                 22,799     1,000,000    1,000,000    1,000,000    18,370     19,488        20,606
          2                 46,737     1,000,000    1,000,000    1,000,000    36,381     39,756        43,265
          3                 71,873     1,000,000    1,000,000    1,000,000    53,959     60,760        68,110
          4                 98,265     1,000,000    1,000,000    1,000,000    71,089     82,508        95,343
          5                125,977     1,000,000    1,000,000    1,000,000    87,765    105,021       125,202

          6                155,074     1,000,000    1,000,000    1,000,000   103,975    128,319       157,948
          7                185,627     1,000,000    1,000,000    1,000,000   119,711    152,423       193,875
          8                217,707     1,000,000    1,000,000    1,000,000   134,962    177,357       233,308
          9                251,391     1,000,000    1,000,000    1,000,000   149,716    203,147       276,614
         10                286,759     1,000,000    1,000,000    1,000,000   163,961    229,819       324,202

         11                323,896     1,000,000    1,000,000    1,000,000   177,681    257,405       376,534
         12                362,889     1,000,000    1,000,000    1,000,000   190,402    285,513       433,773
         13                403,832     1,000,000    1,000,000    1,000,000   202,000    314,084       496,455
         14                446,822     1,000,000    1,000,000    1,000,000   212,115    342,860       565,079
         15                491,962     1,000,000    1,000,000    1,000,000   220,297    371,534       640,284

         20                753,859     1,000,000    1,000,000    1,212,569   215,665    504,725     1,154,827
         25              1,088,113     1,000,000    1,000,000    2,098,288   114,915    633,450     1,998,370
         30              1,514,716             0    1,000,000    3,395,958         0    767,314     3,362,334


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF      SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%     CHARGE
----------------------  --------   --------   ----------   ---------
          1                  0          0             0    25,098
          2             12,321     15,696        19,206    24,060
          3             30,968     37,769        45,119    22,991
          4             49,137     60,555        73,390    21,953
          5             66,881     84,138       104,319    20,883
          6             84,129    108,473       138,103    19,845
          7            102,070    134,782       176,234    17,640
          8            119,526    161,922       217,873    15,435
          9            136,486    189,916       263,383    13,230
         10            152,936    218,794       313,177    11,025
         11            168,861    248,584       367,714     8,820
         12            183,786    278,898       427,158     6,615
         13            197,590    309,674       492,045     4,410
         14            209,910    340,655       562,874     2,205
         15            220,297    371,534       640,284         0
         20            215,665    504,725     1,154,827         0
         25            114,915    633,450     1,998,370         0
         30                  0    767,314     3,362,334         0


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.


                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.83% per year. See "Fund Expenses".

APPENDIX 2

                    CORRIDOR PERCENTAGES

ATTAINED AGE OF THE YOUNGER
INSURED (NEAREST BIRTHDAY)        CORRIDOR PERCENTAGE
----------------------------       -------------------
           0-40                           250%
            41                            243
            42                            236
            43                            229
            44                            222
            45                            215
            46                            209
            47                            203
            48                            197
            49                            191
            50                            185
            51                            178
            52                            171
            53                            164
            54                            157
            55                            150
            56                            146
            57                            142
            58                            138
            59                            134
            60                            130
            61                            128
            62                            126
            63                            124
            64                            122
            65                            120
            66                            119
            67                            118
            68                            117
            69                            116
            70                            115
            71                            113
            72                            111
            73                            109
            74                            107
           75-90                          105
            91                            104
            92                            103
            93                            102
            94                            101
           95-99                          100

     LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

                                                                                                      MORTALITY &
                                                                                                        EXPENSE
                                                                       CONTRACT                        GUARANTEE
                                                                       PURCHASES                        CHARGES
                                                                       DUE FROM                       PAYABLE TO
                                                                    LINCOLN LIFE &                  LINCOLN LIFE &
                                                                        ANNUITY                         ANNUITY
                                                                        COMPANY                         COMPANY
SUBACCOUNT                                            INVESTMENTS     OF NEW YORK    TOTAL ASSETS     OF NEW YORK    NET ASSETS
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                           $484,008         $ --          $484,008           $32         $483,976
AIM V.I. Core Equity                                     390,564           --           390,564            26          390,538
AIM V.I. International Growth                             95,190           --            95,190             6           95,184
ABVPSF Global Technology Class A                         130,204           --           130,204             8          130,196
ABVPSF Growth and Income Class A                         167,090           --           167,090            11          167,079
ABVPSF International Value Class A                         4,913           --             4,913            --            4,913
ABVPSF Small/Mid Cap Value Class A                       160,911           --           160,911            10          160,901
American Century VP Inflation Protection                  76,025           --            76,025             4           76,021
American Funds Global Growth Class 2                       3,753          101             3,854            --            3,854
American Funds Global Small Capitalization Class 2       134,517           50           134,567             9          134,558
American Funds Growth Class 2                            874,081           --           874,081            53          874,028
American Funds Growth-Income Class 2                     447,437          101           447,538            26          447,512
American Funds International Class 2                     369,292           --           369,292            21          369,271
Baron Capital Asset                                      252,109           --           252,109            17          252,092
Delaware VIPT Diversified Income                          93,124           76            93,200             5           93,195
Delaware VIPT Emerging Markets                           355,220           50           355,270            22          355,248
Delaware VIPT High Yield                                 189,132           --           189,132            12          189,120
Delaware VIPT REIT                                       392,246           76           392,322            24          392,298
Delaware VIPT Small Cap Value                            781,182           --           781,182            51          781,131
Delaware VIPT Trend                                      195,620           --           195,620            13          195,607
Delaware VIPT U.S. Growth                                 83,712           --            83,712             5           83,707
Delaware VIPT Value                                       52,687           --            52,687             3           52,684
DWS VIP Equity 500 Index                                 526,763           --           526,763            34          526,729
DWS VIP Small Cap Index                                  162,853           --           162,853            10          162,843
Fidelity VIP Contrafund Service Class                    565,498           --           565,498            34          565,464
Fidelity VIP Equity-Income Service Class                 136,574           --           136,574             9          136,565
Fidelity VIP Growth Service Class                          9,626           --             9,626             1            9,625
Fidelity VIP Growth Opportunities Service Class           46,903           --            46,903             3           46,900
Fidelity VIP High Income Service Class                   157,842           --           157,842            10          157,832
Fidelity VIP Mid Cap Service Class                        48,722           --            48,722             2           48,720
Fidelity VIP Overseas Service Class                      139,181           --           139,181             9          139,172
FTVIPT Franklin Income Securities                          9,346           --             9,346            --            9,346
FTVIPT Franklin Small-Mid Cap Growth Securities           32,663           --            32,663             2           32,661
FTVIPT Templeton Foreign Securities Class 2              119,296           --           119,296             8          119,288
FTVIPT Templeton Global Income Securities                  9,713           --             9,713            --            9,713
FTVIPT Templeton Growth Securities                        11,610           --            11,610             1           11,609
FTVIPT Templeton Growth Securities Class 2                23,528           --            23,528             2           23,526
Janus Aspen Series Balanced                              245,296           --           245,296            16          245,280
Janus Aspen Series Balanced Service Shares                31,099           --            31,099             2           31,097
Janus Aspen Series Global Technology Service Shares       10,299           --            10,299             1           10,298
Janus Aspen Series Mid Cap Growth Service Shares          58,408           --            58,408             4           58,404
Janus Aspen Series Worldwide Growth                      196,097           --           196,097            13          196,084
Janus Aspen Series Worldwide Growth Service Shares        26,775           --            26,775             2           26,773
Lincoln VIPT Aggressive Growth                            15,532           --            15,532             1           15,531
Lincoln VIPT Aggressive Profile                           24,438           --            24,438             2           24,436
Lincoln VIPT Bond                                        743,395           --           743,395            46          743,349
Lincoln VIPT Capital Appreciation                        102,836           --           102,836             7          102,829
Lincoln VIPT Conservative Profile                         10,113           --            10,113             1           10,112
Lincoln VIPT Equity-Income                                 3,884           --             3,884            --            3,884
Lincoln VIPT Global Asset Allocation                      41,577           --            41,577             3           41,574
Lincoln VIPT Growth and Income                            32,733           --            32,733             1           32,732
Lincoln VIPT International                               519,437           --           519,437            33          519,404
Lincoln VIPT Moderate Profile                            105,000           --           105,000             4          104,996

See accompanying notes.

                                                                                       MORTALITY &
                                                                                         EXPENSE
                                                        CONTRACT                        GUARANTEE
                                                        PURCHASES                        CHARGES
                                                        DUE FROM                       PAYABLE TO
                                                     LINCOLN LIFE &                  LINCOLN LIFE &
                                                         ANNUITY                         ANNUITY
                                                         COMPANY                         COMPANY
SUBACCOUNT                             INVESTMENTS     OF NEW YORK    TOTAL ASSETS     OF NEW YORK    NET ASSETS
----------------------------------------------------------------------------------------------------------------
Lincoln VIPT Money Market                $583,604          $--          $583,604           $31         $583,573
Lincoln VIPT Social Awareness              12,236           --            12,236             1           12,235
M Fund Brandes International Equity        13,554           --            13,554             1           13,553
M Fund Frontier Capital Appreciation        7,711           --             7,711            --            7,711
MFS VIT Emerging Growth                   143,504           --           143,504             9          143,495
MFS VIT Total Return                      210,689           50           210,739            13          210,726
MFS VIT Utilities                         260,868           --           260,868            15          260,853
NB AMT Mid-Cap Growth                     652,917           --           652,917            43          652,874
NB AMT Partners                            80,333           --            80,333             5           80,328
NB AMT Regency                             34,380           --            34,380             2           34,378
Putnam VT Growth  & Income Class IB        17,108           --            17,108             1           17,107
Putnam VT Health Sciences Class IB          2,930           --             2,930            --            2,930

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

                                                      DIVIDENDS
                                                        FROM       MORTALITY AND         NET
                                                     INVESTMENT       EXPENSE        INVESTMENT
SUBACCOUNT                                             INCOME    GUARANTEE CHARGES  INCOME (LOSS)
-------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                          $   275       $(2,768)          $(2,493)
AIM V.I. Core Equity                                     2,088        (2,205)             (117)
AIM V.I. International Growth                              886          (690)              196
ABVPSF Global Technology Class A                            --          (925)             (925)
ABVPSF Growth and Income Class A                         2,095        (1,211)              884
ABVPSF International Value Class A                          --            (3)               (3)
ABVPSF Small/Mid Cap Value Class A                         385          (804)             (419)
American Century VP Inflation Protection                 1,689          (316)            1,373
American Funds Global Growth Class 2                        10           (10)               --
American Funds Global Small Capitalization Class 2         432          (710)             (278)
American Funds Growth Class 2                            6,479        (5,710)              769
American Funds Growth-Income Class 2                     5,950        (2,518)            3,432
American Funds International Class 2                     5,085        (1,695)            3,390
Baron Capital Asset                                         --        (1,885)           (1,885)
Delaware VIPT Diversified Income                           787          (474)              313
Delaware VIPT Emerging Markets                           2,830        (2,056)              774
Delaware VIPT High Yield                                10,246        (1,296)            8,950
Delaware VIPT REIT                                       5,828        (2,461)            3,367
Delaware VIPT Small Cap Value                            1,733        (5,678)           (3,945)
Delaware VIPT Trend                                         --        (1,590)           (1,590)
Delaware VIPT U.S. Growth                                   --          (602)             (602)
Delaware VIPT Value                                        435          (221)              214
DWS VIP Equity 500 Index                                 5,554        (3,804)            1,750
DWS VIP Small Cap Index                                    854        (1,095)             (241)
Fidelity VIP Contrafund Service Class                    5,098        (3,069)            2,029
Fidelity VIP Equity-Income Service Class                 3,871          (955)            2,916
Fidelity VIP Growth Service Class                           40           (81)              (41)
Fidelity VIP Growth Opportunities Service Class            238          (345)             (107)
Fidelity VIP High Income Service Class                  11,692        (1,206)           10,486
Fidelity VIP Mid Cap Service Class                          --          (127)             (127)
Fidelity VIP Overseas Service Class                        957        (1,000)              (43)
FTVIPT Franklin Income Securities                           --            (6)               (6)
FTVIPT Franklin Small-Mid Cap Growth Securities             --          (145)             (145)
FTVIPT Templeton Foreign Securities Class 2              1,545          (976)              569
FTVIPT Templeton Global Income Securities                   --           (17)              (17)
FTVIPT Templeton Growth Securities                         128           (71)               57
FTVIPT Templeton Growth Securities Class 2                 239          (155)               84
Janus Aspen Series Balanced                              5,414        (1,986)            3,428
Janus Aspen Series Balanced Service Shares                 551          (360)              191
Janus Aspen Series Global Technology Service Shares         --           (88)              (88)
Janus Aspen Series Mid Cap Growth Service Shares            --          (414)             (414)
Janus Aspen Series Worldwide Growth                      3,707        (1,629)            2,078
Janus Aspen Series Worldwide Growth Service Shares         398          (149)              249
Lincoln VIPT Aggressive Growth                              --            (4)               (4)
Lincoln VIPT Aggressive Profile                            219          (152)               67
Lincoln VIPT Bond                                       31,655        (5,815)           25,840
Lincoln VIPT Capital Appreciation                          187          (714)             (527)
Lincoln VIPT Conservative Profile                          159           (65)               94
Lincoln VIPT Equity-Income                                  68           (76)               (8)
Lincoln VIPT Global Asset Allocation                       503          (331)              172
Lincoln VIPT Growth and Income                              --            (5)               (5)
Lincoln VIPT International                              13,169        (3,347)            9,822
Lincoln VIPT Moderate Profile                              789           (78)              711
Lincoln VIPT Money Market                               17,448        (2,669)           14,779
Lincoln VIPT Social Awareness                              103           (91)               12
M Fund Brandes International Equity                        171           (61)              110
M Fund Frontier Capital Appreciation                        --           (19)              (19)
MFS VIT Emerging Growth                                     --        (1,147)           (1,147)
MFS VIT Total Return                                     4,772        (1,640)            3,132
MFS VIT Utilities                                        4,230        (1,643)            2,587
NB AMT Mid-Cap Growth                                       --        (4,952)           (4,952)
NB AMT Partners                                            628          (733)             (105)
NB AMT Regency                                             120          (187)              (67)
Putnam VT Growth & Income Class IB                         238          (126)              112
Putnam VT Health Sciences Class IB                           8           (21)              (13)

See accompanying notes.

                                                                       DIVIDENDS                     NET CHANGE      NET INCREASE
                                                                         FROM           TOTAL       IN UNREALIZED     (DECREASE)
                                                      NET REALIZED   NET REALIZED   NET REALIZED   APPRECIATION OR   IN NET ASSETS
                                                       GAIN (LOSS)      GAIN ON      GAIN (LOSS)    DEPRECIATION       RESULTING
SUBACCOUNT                                           ON INVESTMENTS   INVESTMENTS  ON INVESTMENTS  ON INVESTMENTS   FROM OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                           $(8,096)       $    --        $ (8,096)        $(4,686)        $(15,275)
AIM V.I. Core Equity                                        196             --             196          30,696           30,775
AIM V.I. International Growth                             4,437             --           4,437          16,151           20,784
ABVPSF Global Technology Class A                            408             --             408          11,130           10,613
ABVPSF Growth and Income Class A                          4,168          7,616          11,784          11,567           24,235
ABVPSF International Value Class A                            1             --               1             333              331
ABVPSF Small/Mid Cap Value Class A                          401          6,364           6,765           7,883           14,229
American Century VP Inflation Protection                    (86)            --             (86)           (705)             582
American Funds Global Growth Class 2                         56             --              56             318              374
American Funds Global Small Capitalization Class 2        1,096          4,824           5,920          11,471           17,113
American Funds Growth Class 2                            16,822          4,401          21,223          48,588           70,580
American Funds Growth-Income Class 2                     10,312          6,754          17,066          30,077           50,575
American Funds International Class 2                     11,903          1,665          13,568          27,825           44,783
Baron Capital Asset                                       4,051             --           4,051          29,465           31,631
Delaware VIPT Diversified Income                             78             --              78           4,602            4,993
Delaware VIPT Emerging Markets                            3,469          5,985           9,454          51,836           62,064
Delaware VIPT High Yield                                    944             --             944           8,837           18,731
Delaware VIPT REIT                                       10,396         19,432          29,828          55,395           88,590
Delaware VIPT Small Cap Value                            16,073         46,003          62,076          43,841          101,972
Delaware VIPT Trend                                       8,407             --           8,407           7,080           13,897
Delaware VIPT U.S. Growth                                 1,342             --           1,342            (499)             241
Delaware VIPT Value                                         236            576             812           5,535            6,561
DWS VIP Equity 500 Index                                  7,229             --           7,229          56,556           65,535
DWS VIP Small Cap Index                                   3,975          5,711           9,686          11,093           20,538
Fidelity VIP Contrafund Service Class                    27,665         43,103          70,768         (27,728)          45,069
Fidelity VIP Equity-Income Service Class                    831         15,016          15,847           2,342           21,105
Fidelity VIP Growth Service Class                           736             --             736            (901)            (206)
Fidelity VIP Growth Opportunities Service Class             157             --             157           1,784            1,834
Fidelity VIP High Income Service Class                      250             --             250           4,125           14,861
Fidelity VIP Mid Cap Service Class                           51             --              51           3,916            3,840
Fidelity VIP Overseas Service Class                       1,149            745           1,894          18,082           19,933
FTVIPT Franklin Income Securities                            --             --              --             185              179
FTVIPT Franklin Small-Mid Cap Growth Securities             280             --             280           2,293            2,428
FTVIPT Templeton Foreign Securities Class 2               6,266             --           6,266          15,868           22,703
FTVIPT Templeton Global Income Securities                     6             --               6             410              399
FTVIPT Templeton Growth Securities                          267            314             581           1,139            1,777
FTVIPT Templeton Growth Securities Class 2                  413            666           1,079           2,710            3,873
Janus Aspen Series Balanced                               5,219             --           5,219          15,106           23,753
Janus Aspen Series Balanced Service Shares               11,608             --          11,608          (7,346)           4,453
Janus Aspen Series Global Technology Service Shares          17             --              17             610              539
Janus Aspen Series Mid Cap Growth Service Shares          1,958             --           1,958           4,565            6,109
Janus Aspen Series Worldwide Growth                      (2,482)            --          (2,482)         29,897           29,493
Janus Aspen Series Worldwide Growth Service Shares           14             --              14           2,904            3,167
Lincoln VIPT Aggressive Growth                               --             --              --            (130)            (134)
Lincoln VIPT Aggressive Profile                              21              1              22           2,307            2,396
Lincoln VIPT Bond                                        (3,738)            --          (3,738)          5,321           27,423
Lincoln VIPT Capital Appreciation                             4             --               4           8,982            8,459
Lincoln VIPT Conservative Profile                             7              4              11             560              665
Lincoln VIPT Equity-Income                                  580            997           1,577            (821)             748
Lincoln VIPT Global Asset Allocation                        442          2,136           2,578           2,271            5,021
Lincoln VIPT Growth and Income                               --             --              --             101               96
Lincoln VIPT International                                7,811             --           7,811          88,999          106,632
Lincoln VIPT Moderate Profile                                 4             --               4           2,356            3,071
Lincoln VIPT Money Market                                    --             --              --              --           14,779
Lincoln VIPT Social Awareness                               122             --             122           1,094            1,228
M Fund Brandes International Equity                          35          1,067           1,102             929            2,141
M Fund Frontier Capital Appreciation                         13            656             669             236              886
MFS VIT Emerging Growth                                     (15)            --             (15)          9,589            8,427
MFS VIT Total Return                                     10,689          6,396          17,085           1,733           21,950
MFS VIT Utilities                                        21,180          8,032          29,212          30,297           62,096
NB AMT Mid-Cap Growth                                    18,810             --          18,810          64,395           78,253
NB AMT Partners                                           4,268          9,672          13,940          (6,456)           7,379
NB AMT Regency                                              277          1,659           1,936             641            2,510
Putnam VT Growth & Income Class IB                           74            370             444           1,687            2,243
Putnam VT Health Sciences Class IB                          565             --             565            (421)             131

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2005 AND 2006

                                                                                                       ABVPSF
                                                              AIM V.I.     AIM V.I.      AIM V.I.      GLOBAL
                                                               CAPITAL       CORE     INTERNATIONAL  TECHNOLOGY
                                                            APPRECIATION    EQUITY        GROWTH       CLASS A
                                                             SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
                                                            ---------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                 $     --     $     --     $ 65,423      $110,890
Changes From Operations:
   - Net investment income (loss)                                   --           --          (72)         (843)
   - Net realized gain (loss) on investments                        --           --        1,076           119
   - Net change in unrealized appreciation or
     depreciation on investments                                    --           --       10,546         3,937
                                                              --------     --------     --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                       --           --       11,550         3,213
Changes From Unit Transactions:
   - Contract purchases                                             --           --        6,958            --
   - Contract withdrawals                                           --           --       (4,573)       (2,396)
   - Contract transfers                                             --           --         (986)          179
                                                              --------     --------     --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     --           --        1,399        (2,217)
                                                              --------     --------     --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             --           --       12,949           996
                                                              --------     --------     --------      --------
NET ASSETS AT DECEMBER 31, 2005                                     --           --       78,372       111,886
Changes From Operations:
   - Net investment income (loss)                               (2,493)        (117)         196          (925)
   - Net realized gain (loss) on investments                    (8,096)         196        4,437           408
   - Net change in unrealized appreciation or depreciation
     on investments                                             (4,686)      30,696       16,151        11,130
                                                              --------     --------     --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                  (15,275)      30,775       20,784        10,613
Changes From Unit Transactions:
   - Contract purchases                                         18,055       15,661        8,853           877
   - Contract withdrawals                                      (74,973)     (62,836)     (27,905)       (1,833)
   - Contract transfers                                        556,169      406,938       15,080         8,653
                                                              --------     --------     --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                499,251      359,763       (3,972)        7,697
                                                              --------     --------     --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        483,976      390,538       16,812        18,310
                                                              --------     --------     --------      --------
NET ASSETS AT DECEMBER 31, 2006                               $483,976     $390,538     $ 95,184      $130,196
                                                              ========     ========     ========      ========

See accompanying notes.

                                                              ABVPSF        ABVPSF       ABVPSF      ABVPSF     AMERICAN
                                                            GROWTH AND  INTERNATIONAL     LARGE     SMALL/MID  CENTURY VP
                                                              INCOME        VALUE      CAP GROWTH   CAP VALUE   INFLATION
                                                              CLASS A      CLASS A       CLASS A     CLASS A   PROTECTION
                                                            SUBACCOUNT    SUBACCOUNT   SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
                                                            -------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                $138,922      $   --        $ 718      $ 45,267    $ 1,537
Changes From Operations:
   - Net investment income (loss)                                 929          --           (4)          (31)       771
   - Net realized gain (loss) on investments                      794          --           43         2,673       (103)
   - Net change in unrealized appreciation or depreciation
     on investments                                             3,829          --          (10)          134       (521)
                                                             --------      ------        -----      --------    -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                   5,552          --           29         2,776        147
Changes From Unit Transactions:
   - Contract purchases                                         1,297          --           --        12,559      8,213
   - Contract withdrawals                                      (3,842)         --         (747)       (5,398)    (1,832)
   - Contract transfers                                           187          --           --           902     20,124
                                                             --------      ------        -----      --------    -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                (2,358)         --         (747)        8,063     26,505
                                                             --------      ------        -----      --------    -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         3,194          --         (718)       10,839     26,652
                                                             --------      ------        -----      --------    -------
NET ASSETS AT DECEMBER 31, 2005                               142,116          --           --        56,106     28,189
Changes From Operations:
   - Net investment income (loss)                                 884          (3)          --          (419)     1,373
   - Net realized gain (loss) on investments                   11,784           1           --         6,765        (86)
   - Net change in unrealized appreciation or depreciation
     on investments                                            11,567         333           --         7,883       (705)
                                                             --------      ------        -----      --------    -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                  24,235         331           --        14,229        582
Changes From Unit Transactions:
   - Contract purchases                                        12,220          --           --        13,914     33,048
   - Contract withdrawals                                     (20,265)        (12)          --        (5,689)    (5,415)
   - Contract transfers                                         8,773       4,594           --        82,341     19,617
                                                             --------      ------        -----      --------    -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                   728       4,582           --        90,566     47,250
                                                             --------      ------        -----      --------    -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        24,963       4,913           --       104,795     47,832
                                                             --------      ------        -----      --------    -------
NET ASSETS AT DECEMBER 31, 2006                              $167,079      $4,913        $  --      $160,901    $76,021
                                                             ========      ======        =====      ========    =======

                                                              AMERICAN    AMERICAN FUNDS                     AMERICAN
                                                            FUNDS GLOBAL   GLOBAL SMALL      AMERICAN         FUNDS
                                                               GROWTH     CAPITALIZATION       FUNDS      GROWTH-INCOME
                                                               CLASS 2        CLASS 2     GROWTH CLASS 2     CLASS 2
                                                             SUBACCOUNT     SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                            -----------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                  $  323        $29,444         $541,078       $289,675
Changes From Operations:
   - Net investment income (loss)                                   1             59             (329)         1,438
   - Net realized gain (loss) on investments                       20            984           16,971         11,405
   - Net change in unrealized appreciation or depreciation
     on investments                                                76          6,177           66,456            (85)
                                                               ------        -------         --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                      97          7,220           83,098         12,758
Changes From Unit Transactions:
   - Contract purchases                                           105          2,053           70,341         41,906
   - Contract withdrawals                                        (244)        (3,628)        (118,156)       (38,170)
   - Contract transfers                                           647          4,131           72,603        (23,343)
                                                               ------        -------         --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                   508          2,556           24,788        (19,607)
                                                               ------        -------         --------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                           605          9,776          107,886         (6,849)
                                                               ------        -------         --------       --------
NET ASSETS AT DECEMBER 31, 2005                                   928         39,220          648,964        282,826
Changes From Operations:
   - Net investment income (loss)                                  --           (278)             769          3,432
   - Net realized gain (loss) on investments                       56          5,920           21,223         17,066
   - Net change in unrealized appreciation or depreciation
     on investments                                               318         11,471           48,588         30,077
                                                               ------        -------         --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                     374         17,113           70,580         50,575
Changes From Unit Transactions:
   - Contract purchases                                         3,517         13,986          177,565        144,284
   - Contract withdrawals                                        (794)        (6,907)        (108,566)       (54,835)
   - Contract transfers                                          (171)        71,146           85,485         24,662
                                                               ------        -------         --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 2,552         78,225          154,484        114,111
                                                               ------        -------         --------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         2,926         95,338          225,064        164,686
                                                               ------        -------         --------       --------
NET ASSETS AT DECEMBER 31, 2006                                $3,854       $134,558         $874,028       $447,512
                                                               ======       ========         ========       ========

                                                              AMERICAN                     DELAWARE     DELAWARE
                                                                FUNDS          BARON         VIPT         VIPT
                                                            INTERNATIONAL     CAPITAL    DIVERSIFIED    EMERGING
                                                               CLASS 2         ASSET        INCOME       MARKETS
                                                             SUBACCOUNT     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                  $ 94,859      $217,678      $    --      $ 56,325
Changes From Operations:
   - Net investment income (loss)                                   939        (1,736)         (72)         (562)
   - Net realized gain (loss) on investments                      2,314         3,110           25        11,180
   - Net change in unrealized appreciation or
     depreciation on investments                                 18,883         4,182          (13)       15,252
                                                               --------      --------      -------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                               22,136         5,556          (60)       25,870
Changes From Unit Transactions:
   - Contract purchases                                          18,276            --        9,421        15,273
   - Contract withdrawals                                        (6,660)       (8,039)      (1,908)      (12,197)
   - Contract transfers                                          12,013         4,352       30,537        98,225
                                                               --------      --------      -------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                  23,629        (3,687)      38,050       101,301
                                                               --------      --------      -------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                          45,765         1,869       37,990       127,171
                                                               --------      --------      -------      --------
NET ASSETS AT DECEMBER 31, 2005                                 140,624       219,547       37,990       183,496
Changes From Operations:
   - Net investment income (loss)                                 3,390        (1,885)         313           774
   - Net realized gain (loss) on investments                     13,568         4,051           78         9,454
   - Net change in unrealized appreciation or
     depreciation on investments                                 27,825        29,465        4,602        51,836
                                                               --------      --------      -------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                    44,783        31,631        4,993        62,064
Changes From Unit Transactions:
   - Contract purchases                                         118,578         9,505       35,556        35,612
   - Contract withdrawals                                       (68,721)       (9,925)      (9,858)      (50,638)
   - Contract transfers                                         134,007         1,334       24,514       124,714
                                                               --------      --------      -------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 183,864           914       50,212       109,688
                                                               --------      --------      -------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         228,647        32,545       55,205       171,752
                                                               --------      --------      -------      --------
NET ASSETS AT DECEMBER 31, 2006                                $369,271      $252,092      $93,195      $355,248
                                                               ========      ========      =======      ========

See accompanying notes.

                                                             DELAWARE                  DELAWARE
                                                               VIPT       DELAWARE       VIPT                     DELAWARE
                                                               HIGH         VIPT         SMALL      DELAWARE        VIPT
                                                               YIELD        REIT       CAP VALUE   VIPT TREND   U.S. GROWTH
                                                            SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                $ 92,051     $200,090     $522,493     $200,426      $46,613
Changes From Operations:
   - Net investment income (loss)                               5,884        1,777       (2,492)      (1,403)         (89)
   - Net realized gain (loss) on investments                      409       19,613       43,388        6,391          866
   - Net change in unrealized appreciation or
     depreciation on investments                               (2,916)      (7,085)       8,220        3,525        5,893
                                                             --------     --------     --------     --------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                              3,377       14,305       49,116        8,513        6,670
Changes From Unit Transactions:
   - Contract purchases                                        20,906       40,381       30,529       29,256        4,680
   - Contract withdrawals                                     (12,332)     (50,072)     (25,259)     (36,792)      (3,084)
   - Contract transfers                                        35,005       76,713       84,699      (10,497)       4,016
                                                             --------     --------     --------     --------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                43,579       67,022       89,969      (18,033)       5,612
                                                             --------     --------     --------     --------      -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        46,956       81,327      139,085       (9,520)      12,282
                                                             --------     --------     --------     --------      -------
NET ASSETS AT DECEMBER 31, 2005                               139,007      281,417      661,578      190,906       58,895
Changes From Operations:
   - Net investment income (loss)                               8,950        3,367       (3,945)      (1,590)        (602)
   - Net realized gain (loss) on investments                      944       29,828       62,076        8,407        1,342
   - Net change in unrealized appreciation or
     depreciation on investments                                8,837       55,395       43,841        7,080         (499)
                                                             --------     --------     --------     --------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                  18,731       88,590      101,972       13,897          241
Changes From Unit Transactions:
   - Contract purchases                                        39,530       87,668       79,554       26,419        1,151
   - Contract withdrawals                                     (28,789)     (72,354)     (69,483)     (39,992)      (5,476)
   - Contract transfers                                        20,641        6,977        7,510        4,377       28,896
                                                             --------     --------     --------     --------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                31,382       22,291       17,581       (9,196)      24,571
                                                             --------     --------     --------     --------      -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        50,113      110,881      119,553        4,701       24,812
                                                             --------     --------     --------     --------      -------
NET ASSETS AT DECEMBER 31, 2006                              $189,120     $392,298     $781,131     $195,607      $83,707
                                                             ========     ========     ========     ========      =======


                                                                            DWS VIP       DWS VIP      DWS VIP
                                                             DELAWARE        EAFE         EQUITY        SMALL
                                                            VIPT VALUE   EQUITY INDEX    500 INDEX    CAP INDEX
                                                            SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
---------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                $19,853       $ 70,628      $457,590     $149,950
Changes From Operations:
   - Net investment income (loss)                                199          1,612         3,599         (195)
   - Net realized gain (loss) on investments                      64          6,767         4,464       16,093
   - Net change in unrealized appreciation or
     depreciation on investments                                 900         (9,955)        8,406      (11,826)
                                                             -------       --------      --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                             1,163         (1,576)       16,469        4,072
Changes From Unit Transactions:
   - Contract purchases                                        2,801          5,762        50,897       30,392
   - Contract withdrawals                                     (2,568)        (4,778)      (40,383)     (20,413)
   - Contract transfers                                        4,682        (70,036)      (39,713)     (42,442)
                                                             -------       --------      --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                4,915        (69,052)      (29,199)     (32,463)
                                                             -------       --------      --------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        6,078        (70,628)      (12,730)     (28,391)
                                                             -------       --------      --------     --------
NET ASSETS AT DECEMBER 31, 2005                               25,931             --       444,860      121,559
Changes From Operations:
   - Net investment income (loss)                                214             --         1,750         (241)
   - Net realized gain (loss) on investments                     812             --         7,229        9,686
   - Net change in unrealized appreciation or
     depreciation on investments                               5,535             --        56,556       11,093
                                                             -------       --------      --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                  6,561             --        65,535       20,538
Changes From Unit Transactions:
   - Contract purchases                                        6,272             --        75,368       40,867
   - Contract withdrawals                                     (1,995)            --       (48,276)     (20,114)
   - Contract transfers                                       15,915             --       (10,758)          (7)
                                                             -------       --------      --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                               20,192             --        16,334       20,746
                                                             -------       --------      --------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       26,753             --        81,869       41,284
                                                             -------       --------      --------     --------
NET ASSETS AT DECEMBER 31, 2006                              $52,684       $     --      $526,729     $162,843
                                                             =======       ========      ========     ========

                                                                                                          FIDELITY VIP
                                                             FIDELITY VIP   FIDELITY VIP   FIDELITY VIP      GROWTH
                                                             CONTRAFUND    EQUITY-INCOME      GROWTH     OPPORTUNITIES
                                                            SERVICE CLASS  SERVICE CLASS  SERVICE CLASS  SERVICE CLASS
                                                             SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                  $210,671       $106,424       $12,506        $35,439
Changes From Operations:
   - Net investment income (loss)                                (1,907)           780           (53)           (16)
   - Net realized gain (loss) on investments                      6,111          4,276            92            181
   - Net change in unrealized appreciation or depreciation
     on investments                                              44,126           (226)          592          2,934
                                                               --------       --------       -------        -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                               48,330          4,830           631          3,099
Changes From Unit Transactions:
   - Contract purchases                                          63,119          9,243         1,431          6,551
   - Contract withdrawals                                       (22,445)        (7,685)       (1,264)        (4,534)
   - Contract transfers                                          96,676            417            --             --
                                                               --------       --------       -------        -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 137,350          1,975           167          2,017
                                                               --------       --------       -------        -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         185,680          6,805           798          5,116
                                                               --------       --------       -------        -------
NET ASSETS AT DECEMBER 31, 2005                                 396,351        113,229        13,304         40,555
Changes From Operations:
   - Net investment income (loss)                                 2,029          2,916           (41)          (107)
   - Net realized gain (loss) on investments                     70,768         15,847           736            157
   - Net change in unrealized appreciation or depreciation
        on investments                                          (27,728)         2,342          (901)         1,784
                                                               --------       --------       -------        -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                    45,069         21,105          (206)         1,834
Changes From Unit Transactions:
   - Contract purchases                                         108,943          9,240         6,580          6,551
   - Contract withdrawals                                       (45,765)        (7,061)      (10,053)        (2,040)
   - Contract transfers                                          60,866             52            --             --
                                                               --------       --------       -------        -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 124,044          2,231        (3,473)         4,511
                                                               --------       --------       -------        -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         169,113         23,336        (3,679)         6,345
                                                               --------       --------       -------        -------
NET ASSETS AT DECEMBER 31, 2006                                $565,464       $136,565       $ 9,625        $46,900
                                                               ========       ========       =======        =======

See accompanying notes.

                                                                                                                        FTVIPT
                                                                                                           FTVIPT      FRANKLIN
                                                             FIDELITY VIP   FIDELITY VIP   FIDELITY VIP   FRANKLIN   SMALL-MID CAP
                                                             HIGH INCOME      MID CAP        OVERSEAS      INCOME       GROWTH
                                                            SERVICE CLASS  SERVICE CLASS  SERVICE CLASS  SECURITIES   SECURITIES
                                                              SUBACCOUNT     SUBACCOUNT     SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                  $147,419       $    --        $ 97,819      $   --       $ 6,897
Changes From Operations:
   - Net investment income (loss)                                20,351            --            (238)         --           (83)
   - Net realized gain (loss) on investments                        275            --           1,236          --           275
   - Net change in unrealized appreciation or depreciation
     on investments                                             (18,191)           --          16,609          --           579
                                                               --------       -------        --------      ------       -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                2,435            --          17,607          --           771
Changes From Unit Transactions:
   - Contract purchases                                             819            --           1,842          --         6,868
   - Contract withdrawals                                        (4,124)           --          (3,190)         --        (2,784)
   - Contract transfers                                             317            --           3,460          --         1,826
                                                               --------       -------        --------      ------       -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                  (2,988)           --           2,112          --         5,910
                                                               --------       -------        --------      ------       -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                            (553)           --          19,719          --         6,681
                                                               --------       -------        --------      ------       -------
NET ASSETS AT DECEMBER 31, 2005                                 146,866            --         117,538          --        13,578
Changes From Operations:
   - Net investment income (loss)                                10,486          (127)            (43)         (6)         (145)
   - Net realized gain (loss) on investments                        250            51           1,894          --           280
   - Net change in unrealized appreciation or depreciation
     on investments                                               4,125         3,916          18,082         185         2,293
                                                               --------       -------        --------      ------       -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                    14,861         3,840          19,933         179         2,428
Changes From Unit Transactions:
   - Contract purchases                                             940        44,337           4,559          --         9,411
   - Contract withdrawals                                        (4,837)       (5,968)         (2,684)        (21)       (2,288)
   - Contract transfers                                               2         6,511            (174)      9,188         9,532
                                                               --------       -------        --------      ------       -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                  (3,895)       44,880           1,701       9,167        16,655
                                                               --------       -------        --------      ------       -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                          10,966        48,720          21,634       9,346        19,083
                                                               --------       -------        --------      ------       -------
NET ASSETS AT DECEMBER 31, 2006                                $157,832       $48,720        $139,172      $9,346       $32,661
                                                               ========       =======        ========      ======       =======

                                                              FTVIPT                                 FTVIPT
                                                             TEMPLETON     FTVIPT       FTVIPT      TEMPLETON
                                                              FOREIGN     TEMPLETON    TEMPLETON     GROWTH
                                                            SECURITIES  GLOBAL INCOME   GROWTH     SECURITIES
                                                              CLASS 2     SECURITIES   SECURITIES    CLASS 2
                                                            SUBACCOUNT    SUBACCOUNT   SUBACCOUNT  SUBACCOUNT
-------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                $104,077       $   --       $ 7,222     $15,662
Changes From Operations:
   - Net investment income (loss)                                 358           --            32          48
   - Net realized gain (loss) on investments                    1,102           --           367         235
   - Net change in unrealized appreciation or depreciation
     on investments                                             8,172           --           199         925
                                                             --------       ------       -------     -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                              9,632           --           598       1,208
Changes From Unit Transactions:
   - Contract purchases                                           951           --         1,710       1,194
   - Contract withdrawals                                      (9,928)          --        (1,897)     (1,590)
   - Contract transfers                                         9,102           --           121         (23)
                                                             --------       ------       -------     -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                   125           --           (66)       (419)
                                                             --------       ------       -------     -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         9,757           --           532         789
                                                             --------       ------       -------     -------
NET ASSETS AT DECEMBER 31, 2005                               113,834           --         7,754      16,451
Changes From Operations:
   - Net investment income (loss)                                 569          (17)           57          84
   - Net realized gain (loss) on investments                    6,266            6           581       1,079
   - Net change in unrealized appreciation or depreciation
     on investments                                            15,868          410         1,139       2,710
                                                             --------       ------       -------     -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                  22,703          399         1,777       3,873
Changes From Unit Transactions:
   - Contract purchases                                         1,141        5,463         1,605       2,074
   - Contract withdrawals                                     (23,593)        (922)         (934)     (1,756)
   - Contract transfers                                         5,203        4,773         1,407       2,884
                                                             --------       ------       -------     -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                               (17,249)       9,314         2,078       3,202
                                                             --------       ------       -------     -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         5,454        9,713         3,855       7,075
                                                             --------       ------       -------     -------
NET ASSETS AT DECEMBER 31, 2006                              $119,288       $9,713       $11,609     $23,526
                                                             ========       ======       =======     =======

                                                                                JANUS         JANUS ASPEN      JANUS ASPEN
                                                                JANUS       ASPEN SERIES     SERIES GLOBAL     SERIES MID
                                                            ASPEN SERIES      BALANCED         TECHNOLOGY      CAP GROWTH
                                                              BALANCED     SERVICE SHARES   SERVICE SHARES   SERVICE SHARES
                                                             SUBACCOUNT      SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                 $220,995        $ 93,315          $10,156         $ 33,158
Changes From Operations:
   - Net investment income (loss)                                3,219           1,118              (85)            (293)
   - Net realized gain (loss) on investments                     1,446           2,471              (63)           1,541
   - Net change in unrealized appreciation or depreciation
     on investments                                             10,141           2,786            1,296            2,927
                                                              --------        --------          -------         --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                   14,806           6,375            1,148            4,175
Changes From Unit Transactions:
   - Contract purchases                                         30,367           9,614              883           15,556
   - Contract withdrawals                                      (39,306)         (6,282)            (912)         (10,508)
   - Contract transfers                                          6,026         (12,026)             271              286
                                                              --------        --------          -------         --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 (2,913)         (8,694)             242            5,334
                                                              --------        --------          -------         --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         11,893          (2,319)           1,390            9,509
                                                              --------        --------          -------         --------
NET ASSETS AT DECEMBER 31, 2005                                232,888          90,996           11,546           42,667
Changes From Operations:
   - Net investment income (loss)                                3,428             191              (88)            (414)
   - Net realized gain (loss) on investments                     5,219          11,608               17            1,958
   - Net change in unrealized appreciation or depreciation
     on investments                                             15,106          (7,346)             610            4,565
                                                              --------        --------          -------         --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                   23,753           4,453              539            6,109
Changes From Unit Transactions:
   - Contract purchases                                         27,261           8,706            1,043           20,606
   - Contract withdrawals                                      (42,455)         (2,795)            (891)         (10,989)
   - Contract transfers                                          3,833         (70,263)          (1,939)              11
                                                              --------        --------          -------         --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                (11,361)        (64,352)          (1,787)           9,628
                                                              --------        --------          -------         --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         12,392         (59,899)          (1,248)          15,737
                                                              --------        --------          -------         --------
NET ASSETS AT DECEMBER 31, 2006                               $245,280        $ 31,097          $10,298         $ 58,404
                                                              ========        ========          =======         ========

See accompanying notes.

                                                              JANUS ASPEN      JANUS ASPEN
                                                                 SERIES     SERIES WORLDWIDE   LINCOLN VIPT   LINCOLN VIPT
                                                               WORLDWIDE         GROWTH         AGGRESSIVE     AGGRESSIVE
                                                                 GROWTH      SERVICE SHARES       GROWTH         PROFILE
                                                               SUBACCOUNT      SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                  $233,783          $ 2,924         $   840         $    --
Changes From Operations:
   - Net investment income (loss)                                 1,197               13              (5)             --
   - Net realized gain (loss) on investments                     (8,943)              32             146              --
   - Net change in unrealized appreciation or depreciation
     on investments                                              17,100               75            (115)             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                     9,354              120              26              --
Changes From Unit Transactions:
   - Contract purchases                                          30,030              831              --              --
   - Contract withdrawals                                       (35,045)            (951)           (866)             --
   - Contract transfers                                         (32,987)              --              --              --
                                                               --------          -------         -------         -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 (38,002)            (120)           (866)             --
                                                               --------          -------         -------         -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         (28,648)              --            (840)             --
                                                               --------          -------         -------         -------
NET ASSETS AT DECEMBER 31, 2005                                 205,135            2,924              --              --
Changes From Operations:
   - Net investment income (loss)                                 2,078              249              (4)             67
   - Net realized gain (loss) on investments                     (2,482)              14              --              22
   - Net change in unrealized appreciation or depreciation
     on investments                                              29,897            2,904            (130)          2,307
                                                               --------          -------         -------         -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                    29,493            3,167            (134)          2,396
Changes From Unit Transactions:
   - Contract purchases                                          22,520              400           1,240              --
   - Contract withdrawals                                       (39,203)            (650)           (192)           (998)
   - Contract transfers                                         (21,861)          20,932          14,617          23,038
                                                               --------          -------         -------         -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 (38,544)          20,682          15,665          22,040
                                                               --------          -------         -------         -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                          (9,051)          23,849          15,531          24,436
                                                               --------          -------         -------         -------
NET ASSETS AT DECEMBER 31, 2006                                $196,084          $26,773         $15,531         $24,436
                                                               ========          =======         =======         =======


                                                                            LINCOLN     LINCOLN VIPT                   LINCOLN VIPT
                                                              LINCOLN    VIPT CAPITAL   CONSERVATIVE    LINCOLN VIPT   GLOBAL ASSET
                                                             VIPT BOND   APPRECIATION      PROFILE     EQUITY-INCOME    ALLOCATION
                                                            SUBACCOUNT    SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                               $ 809,865      $ 67,313        $    --       $ 19,844        $ 10,889
Changes From Operations:
   - Net investment income (loss)                              27,821          (375)            --             29             202
   - Net realized gain (loss) on investments                    9,775          (374)            --          1,248             927
   - Net change in unrealized appreciation or depreciation
     on investments                                           (22,819)        3,405             --         (1,089)            180
                                                            ---------      --------        -------       --------        --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                  14,777         2,656             --            188           1,309
Changes From Unit Transactions:
   - Contract purchases                                       119,014        13,079             --          1,995           1,951
   - Contract withdrawals                                     (77,413)       (5,054)            --         (9,584)           (991)
   - Contract transfers                                       (34,353)        2,464             --             23          18,944
                                                            ---------      --------        -------       --------        --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 7,248        10,489             --         (7,566)         19,904
                                                            ---------      --------        -------       --------        --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        22,025        13,145             --         (7,378)         21,213
                                                            ---------      --------        -------       --------        --------
NET ASSETS AT DECEMBER 31, 2005                               831,890        80,458             --         12,466          32,102
Changes From Operations:
   - Net investment income (loss)                              25,840          (527)            94             (8)            172
   - Net realized gain (loss) on investments                   (3,738)            4             11          1,577           2,578
   - Net change in unrealized appreciation or depreciation
     on investments                                             5,321         8,982            560           (821)          2,271
                                                            ---------      --------        -------       --------        --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                  27,423         8,459            665            748           5,021
Changes From Unit Transactions:
   - Contract purchases                                       115,272        13,815             --             --             759
   - Contract withdrawals                                    (226,910)       (4,358)          (426)       (12,297)        (16,534)
   - Contract transfers                                        (4,326)        4,455          9,873          2,967          20,226
                                                            ---------      --------        -------       --------        --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                              (115,964)       13,912          9,447         (9,330)          4,451
                                                            ---------      --------        -------       --------        --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       (88,541)       22,371         10,112         (8,582)          9,472
                                                            ---------      --------        -------       --------        --------
NET ASSETS AT DECEMBER 31, 2006                             $ 743,349      $102,829        $10,112       $  3,884        $ 41,574
                                                            =========      ========        =======       ========        ========

                                                            LINCOLN VIPT                 LINCOLN VIPT  LINCOLN VIPT
                                                             GROWTH AND   LINCOLN VIPT     MODERATE        MONEY
                                                               INCOME     INTERNATIONAL     PROFILE       MARKET
                                                             SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                  $    --       $129,847      $     --    $   366,494
Changes From Operations:
   - Net investment income (loss)                                   --          2,250            --          5,520
   - Net realized gain (loss) on investments                        --          2,678            --             --
   - Net change in unrealized appreciation or depreciation
     on investments                                                 --         13,669            --             --
                                                               -------       --------      --------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  --         18,597            --          5,520
Changes From Unit Transactions:
   - Contract purchases                                             --         20,170            --        378,596
   - Contract withdrawals                                           --        (11,307)           --        (54,361)
   - Contract transfers                                             --         67,757            --       (377,798)
                                                               -------       --------      --------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     --         76,620            --        (53,563)
                                                               -------       --------      --------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             --         95,217            --        (48,043)
                                                               -------       --------      --------    -----------
NET ASSETS AT DECEMBER 31, 2005                                     --        225,064            --        318,451
Changes From Operations:
   - Net investment income (loss)                                   (5)         9,822           711         14,779
   - Net realized gain (loss) on investments                        --          7,811             4             --
   - Net change in unrealized appreciation or depreciation
     on investments                                                101         88,999         2,356             --
                                                               -------       --------      --------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                       96        106,632         3,071         14,779
Changes From Unit Transactions:
   - Contract purchases                                          6,201         74,808            --      1,457,187
   - Contract withdrawals                                         (532)       (48,273)         (341)      (177,299)
   - Contract transfers                                         26,967        161,173       102,266     (1,029,545)
                                                               -------       --------      --------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 32,636        187,708       101,925        250,343
                                                               -------       --------      --------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         32,732        294,340       104,996        265,122
                                                               -------       --------      --------    -----------
NET ASSETS AT DECEMBER 31, 2006                                $32,732       $519,404      $104,996    $   583,573
                                                               =======       ========      ========    ===========

See accompanying notes.

                                                                             M FUND         M FUND
                                                            LINCOLN VIPT     BRANDES       FRONTIER       MFS VIT       MFS VIT
                                                               SOCIAL     INTERNATIONAL     CAPITAL       CAPITAL      EMERGING
                                                              AWARENESS      EQUITY      APPRECIATION  OPPORTUNITIES    GROWTH
                                                             SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                  $ 8,122        $    --        $   --         $ 781      $124,827
Changes From Operations:
   - Net investment income (loss)                                    9             --            --             2        (1,014)
   - Net realized gain (loss) on investments                        79             --            --            62          (977)
   - Net change in unrealized appreciation or depreciation
     on investments                                                956             --            --           (69)       12,903
                                                               -------        -------        ------         -----      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                               1,044             --            --            (5)       10,912
Changes From Unit Transactions:
   - Contract purchases                                          1,390             --            --             1        18,067
   - Contract withdrawals                                         (573)            --            --          (777)       (6,845)
   - Contract transfers                                            231             --            --            --          (603)
                                                               -------        -------        ------         -----      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                  1,048             --            --          (776)       10,619
                                                               -------        -------        ------         -----      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                          2,092             --            --          (781)       21,531
                                                               -------        -------        ------         -----      --------
NET ASSETS AT DECEMBER 31, 2005                                 10,214             --            --            --       146,358
Changes From Operations:
   - Net investment income (loss)                                   12            110           (19)           --        (1,147)
   - Net realized gain (loss) on investments                       122          1,102           669            --           (15)
   - Net change in unrealized appreciation or depreciation
     on investments                                              1,094            929           236            --         9,589
                                                               -------        -------        ------         -----      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                    1,228          2,141           886            --         8,427
Changes From Unit Transactions:
   - Contract purchases                                          1,389          9,000           786            --        19,859
   - Contract withdrawals                                         (612)        (1,672)         (154)           --       (10,811)
   - Contract transfers                                             16          4,084         6,193            --       (20,338)
                                                               -------        -------        ------         -----      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                    793         11,412         6,825            --       (11,290)
                                                               -------        -------        ------         -----      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                          2,021         13,553         7,711            --        (2,863)
                                                               -------        -------        ------         -----      --------
NET ASSETS AT DECEMBER 31, 2006                                $12,235        $13,553        $7,711         $  --      $143,495
                                                               =======        =======        ======         =====      ========


                                                              MFS VIT                 NB AMT
                                                               TOTAL      MFS VIT     MID-CAP     NB AMT
                                                              RETURN     UTILITIES    GROWTH     PARTNERS
                                                            SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
----------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                $257,602    $114,794    $545,312    $ 71,274
Changes From Operations:
   - Net investment income (loss)                               3,333        (304)     (4,458)        251
   - Net realized gain (loss) on investments                   15,512       4,748      11,958       7,500
   - Net change in unrealized appreciation or depreciation
     on investments                                           (13,889)     13,974      62,564       1,120
                                                             --------    --------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                              4,956      18,418      70,064       8,871
Changes From Unit Transactions:
   - Contract purchases                                        34,022      23,712      35,928       8,587
   - Contract withdrawals                                     (30,786)    (12,125)    (38,551)    (43,411)
   - Contract transfers                                        (5,394)     23,926     (10,003)     57,055
                                                             --------    --------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                (2,158)     35,513     (12,626)     22,231
                                                             --------    --------    --------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         2,798      53,931      57,438      31,102
                                                             --------    --------    --------    --------
NET ASSETS AT DECEMBER 31, 2005                               260,400     168,725     602,750     102,376
Changes From Operations:
   - Net investment income (loss)                               3,132       2,587      (4,952)       (105)
   - Net realized gain (loss) on investments                   17,085      29,212      18,810      13,940
   - Net change in unrealized appreciation or depreciation
     on investments                                             1,733      30,297      64,395      (6,456)
                                                             --------    --------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                  21,950      62,096      78,253       7,379
Changes From Unit Transactions:
   - Contract purchases                                        55,979     106,675      32,216      18,443
   - Contract withdrawals                                     (31,303)    (96,215)    (67,251)    (37,174)
   - Contract transfers                                       (96,300)     19,572       6,906     (10,696)
                                                             --------    --------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                               (71,624)     30,032     (28,129)    (29,427)
                                                             --------    --------    --------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       (49,674)     92,128      50,124     (22,048)
                                                             --------    --------    --------    --------
NET ASSETS AT DECEMBER 31, 2006                              $210,726    $260,853    $652,874    $ 80,328
                                                             ========    ========    ========    ========

                                                                          PUTNAM VT    PUTNAM VT
                                                                          GROWTH &      HEALTH
                                                              NB AMT       INCOME      SCIENCES
                                                             REGENCY      CLASS IB     CLASS IB
                                                            SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                 $ 9,439      $15,618      $ 3,161
Changes From Operations:
   - Net investment income (loss)                                (108)         118          (31)
   - Net realized gain (loss) on investments                    1,386          180          139
   - Net change in unrealized appreciation or depreciation
     on investments                                               522          355          482
                                                              -------      -------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                   1,800          653          590
Changes From Unit Transactions:
   - Contract purchases                                         6,135            2          300
   - Contract withdrawals                                      (2,845)      (1,128)      (1,157)
   - Contract transfers                                         5,401           --        6,729
                                                              -------      -------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 8,691       (1,126)       5,872
                                                              -------      -------      -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        10,491         (473)       6,462
                                                              -------      -------      -------
NET ASSETS AT DECEMBER 31, 2005                                19,930       15,145        9,623
Changes From Operations:
   - Net investment income (loss)                                 (67)         112          (13)
   - Net realized gain (loss) on investments                    1,936          444          565
   - Net change in unrealized appreciation or depreciation
     on investments                                               641        1,687         (421)
                                                              -------      -------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                   2,510        2,243          131
Changes From Unit Transactions:
   - Contract purchases                                         5,889           --          300
   - Contract withdrawals                                      (5,827)        (281)        (304)
   - Contract transfers                                        11,876           --       (6,820)
                                                              -------      -------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                11,938         (281)      (6,824)
                                                              -------      -------      -------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        14,448        1,962       (6,693)
                                                              -------      -------      -------
NET ASSETS AT DECEMBER 31, 2006                               $34,378      $17,107      $ 2,930
                                                              =======      =======      =======

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
DECEMBER  31, 2006

1. ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION

THE VARIABLE ACCOUNT: LLANY Separate Account R for Flexible Premium Variable Life Insurance (the Variable Account) is a segregated investment account of Lincoln Life & Annuity Company of New York (LNY) and is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Variable Account, which commenced on October 1, 1999, are part of the operations of LNY. The Variable Account consists of six products which are listed below.

     -    SVUL and SVUL Elite

     -    SVUL II

     -    SVUL III

     -    SVUL IV

     -    SVUL(ONE)

     -    Momentum SVUL(ONE)

The assets of the Variable Account are owned by LNY. The portion of the Variable Account's assets supporting the variable life policies may not be used to satisfy liabilities arising from any other business of LNY.

On or about April 1, 2007, Lincoln Life & Annuity Company of New York will merge into Jefferson Pilot LifeAmerica Insurance Company. Jefferson Pilot LifeAmerica Insurance Company will be renamed Lincoln Life & Annuity Company of New York. Pursuant to the merger, the segregated investment account, LLANY Separate Account R For Flexible Premium Variable Life Insurance, will be transferred to Jefferson Pilot LifeAmerica Insurance Company. The transfer will not affect the assets and liabilities of the segregated investment account, LLANY Separate Account R For Flexible Premium Variable Life Insurance.

BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts.

INVESTMENTS: The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of one of seventy-five mutual funds (the Funds) of fifteen diversified open-end management investment companies, each Fund with its own investment objective. The Funds are:

AIM Variable Insurance Funds (AIM V.I.):
   AIM V.I. Capital Appreciation Fund (Series I)
   AIM V.I. Core Equity Fund (Series I)
   AIM V.I. International Growth Fund (Series I)

AllianceBernstein Variable Products Series Fund, Inc. (ABVPSF):
   ABVPSF Global Technology Portfolio (Class A)
   ABVPSF Growth and Income Portfolio (Class A)
   ABVPSF International Value Portfolio (Class A)
   ABVPSF Large Cap Growth Portfolio (Class A)**
   ABVPSF Small/Mid Cap Value Portfolio (Class A)

American Century Variable Portfolios, Inc. (American Century VP):
   American Century VP Inflation Protection (Class 1)

American Funds Insurance Series (American Funds):
   American Funds Global Growth Fund (Class 2)
   American Funds Global Small Capitalization Fund (Class 2)
   American Funds Growth Fund (Class 2)
   American Funds Growth-Income Fund (Class 2)
   American Funds International Fund (Class 2)

Baron Capital Funds Trust (Baron Capital):
   Baron Capital Asset Insurance Shares Fund

Delaware VIP Trust (Delaware VIPT)*:
   Delaware VIPT Capital Reserves Series (Standard Class)**
   Delaware VIPT Diversified Income Series (Standard Class)
   Delaware VIPT Emerging Markets Series (Standard Class)
   Delaware VIPT High Yield Series (Standard Class)
   Delaware VIPT REIT Series (Standard Class)
   Delaware VIPT Small Cap Value Series (Standard Class)
   Delaware VIPT Trend Series (Standard Class)
   Delaware VIPT U.S. Growth Series (Standard Class)
   Delaware VIPT Value Series (Standard Class)

DWS Scudder VIP Funds (DWS VIP):
   DWS VIP Equity 500 Index Fund
   DWS VIP Small Cap Index Fund

Fidelity Variable Insurance Products Fund (Fidelity VIP):
   Fidelity VIP Contrafund Portfolio (Service Class)
   Fidelity VIP Equity-Income Portfolio (Service Class)
   Fidelity VIP Growth Portfolio (Service Class)
   Fidelity VIP Growth Opportunities Portfolio (Service Class)
   Fidelity VIP High Income Portfolio (Service Class)
   Fidelity VIP Mid Cap Portfolio (Service Class)
   Fidelity VIP Overseas Portfolio (Service Class)

Franklin Templeton Variable Insurance Products Trust (FTVIPT):
   FTVIPT Franklin Income Securities Fund (Class 1)
   FTVIPT Franklin Small-Mid Cap Growth Securities Fund (Class 1)
   FTVIPT Mutual Shares Securities Fund (Class 2)**
   FTVIPT Templeton Foreign Securities Fund (Class 2)
   FTVIPT Templeton Global Income Securities Fund (Class 1)
   FTVIPT Templeton Growth Securities Fund (Class 1)
   FTVIPT Templeton Growth Securities Fund (Class 2)

Janus Aspen Series:
   Janus Aspen Series Balanced Portfolio
   Janus Aspen Series Balanced Service Shares Portfolio
   Janus Aspen Series Global Technology Service Shares Portfolio
   Janus Aspen Series Mid Cap Growth Service Shares Portfolio

   Janus Aspen Series Worldwide Growth Portfolio
   Janus Aspen Series Worldwide Growth Service Shares Portfolio

Lincoln Variable Insurance Products Trust (Lincoln VIPT)*:
   Lincoln VIPT Aggressive Growth Fund
   Lincoln VIPT Aggressive Profile Fund
   Lincoln VIPT Bond Fund
   Lincoln VIPT Capital Appreciation Fund
   Lincoln VIPT Conservative Profile Fund
   Lincoln VIPT Core Fund**
   Lincoln VIPT Equity-Income Fund
   Lincoln VIPT Global Asset Allocation Fund
   Lincoln VIPT Growth Fund**
   Lincoln VIPT Growth and Income Fund
   Lincoln VIPT Growth Opportunities Fund**
   Lincoln VIPT International Fund
   Lincoln VIPT Moderate Profile Fund
   Lincoln VIPT Moderately Aggressive Profile Fund**
   Lincoln VIPT Money Market Fund
   Lincoln VIPT Social Awareness Fund

M Fund, Inc. (M Fund):
   M Fund Brandes International Equity Fund
   M Fund Business Opportunity Value Fund**
   M Fund Frontier Capital Appreciation Fund
   M Fund Turner Core Growth Fund **

MFS Variable Insurance Trust (MFS VIT):
   MFS VIT Capital Opportunities Series (Initial Class)**
   MFS VIT Emerging Growth Series (Initial Class)
   MFS VIT Total Return Series (Initial Class)
   MFS VIT Utilities Series (Initial Class)

Neuberger Berman Advisers Management Trust (NB AMT):
   NB AMT Mid-Cap Growth Portfolio (I Class)
   NB AMT Partners Portfolio (I Class)
   NB AMT Regency Portfolio (I Class)

Putnam Variable Trust (Putnam VT):
   Putnam VT Growth & Income Fund (Class  IB)
   Putnam VT Health Sciences Fund (Class  IB)

*    Denotes an affiliate of LNY.

**   Available fund with no money invested at December 31, 2006.

Investments in the Funds are stated at the closing net asset value per share on December 31, 2006, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation or depreciation of investments.

Investment transactions are accounted for on a trade date basis. The cost of investments sold is determined by the average cost method.

DIVIDENDS: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

FEDERAL INCOME TAXES: Operations of the Variable Account form a part of and are taxed with operations of LNY, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

NEW INVESTMENT FUNDS AND FUND NAME CHANGES: During 2005, the Delaware VIPT Capital Reserves Series, the Fidelity VIP Mid Cap Service Class Portfolio, the FTVIPT Templeton Global Income Securities Fund, the Lincoln VIPT Aggressive Profile Fund, the Lincoln VIPT Conservative Profile Fund, the Lincoln VIPT Core Fund, the Lincoln VIPT Growth Fund, the Lincoln VIPT Growth and Income Fund, the Lincoln VIPT Growth Opportunities Fund, the Lincoln VIPT Moderate Profile Fund and the Lincoln VIPT Moderately Aggressive Profile Fund became available as investment options for Variable Account Contract owners. Accordingly, for the subaccounts listed above with money invested in 2005, the 2005 statement of changes in net assets and total return and investment income ratios in Note 3 for these subaccounts are for the period from the commencement of operations to December 31, 2005.

Also during 2005, the ABVPSF Technology Fund changed its name to the ABVPSF Global Technology Fund, the ABVPSF Premier Growth Fund changed its name to the ABVPSF Large Cap Growth Fund, the ABVPSF Small Cap Vaule Fund changed its name to the ABVPSF Small/Mid Cap Value Fund and the FTVIPT Franklin Small Cap Fund changed its name to the FTVIPT Franklin Small-Mid Cap Growth Securities Fund.

During 2006, the AIM V.I. Core Equity Fund, the AIM V.I. Capital Appreciation Fund, the ABVPSF International Value Fund, the FTVIPT Franklin Income Securities Fund and the FTVIPT Mutual Shares Securities Fund became available as investment options for Account Contract owners. Accordingly, for the subaccounts listed above with money invested in 2006, the 2006 statement of operations and statement of changes in net assets and total return and investment income ratios in Note 3 for these subaccounts are for the period from the commencement of operations to December 31, 2006.

Also during 2006, the Scudder Investments VIT Funds (Scudder VIT) family of funds changed its name to DWS Scudder VIP Funds (DWS VIP).

2. MORTALITY AND EXPENSE GUARANTEES AND OTHER TRANSACTIONS WITH AFFILIATES

FUND CLOSING: During 2005, the DWS VIP EAFE Equity Index Fund ceased to be available as an investment option to Variable Account Contract owners.

During 2006, the AIM V.I. Premier Equity Fund and the AIM V.I. Growth Fund ceased to be available as an investment option to Variable Account Contract owners.

FUND MERGERS: During 2006, the AIM V.I. Premier Equity Fund merged into the AIM V.I Core Equity Fund and the AIM V.I. Growth Fund merged into the AIM V.I Capital Appreciation Fund.

Amounts are paid to LNY for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The current rate of deduction, stated as an annual percentage, is .80% for all products except SVUL IV which is .60% and SVUL(ONE) and Momentum SVUL(ONE) which are .50%. For the SVUL IV product, the annual percentage changes to .20% for policy years 20 and beyond. For the SVUL(ONE) and Momentum SVUL(ONE) products, the annual percentage changes to .20% for policy years 11 and beyond. The mortality and expense risk charges for each of the variable subaccounts are reported in the statement of operations.

Prior to the allocation of premiums to the Variable Account, LNY deducts a premium load of 7% in policy years 1 20 and 4% in policy years 21 and beyond for SVUL(ONE) and Momentum SVUL(ONE), and 8% during the first year, 5% thereafter (4% thereafter for SVUL IV) for all other products of each premium payment to cover state taxes and federal income tax liabilities and a portion of the sales expenses incurred by LNY. The premium loads for the years ended December 31, 2006 and 2005 amounted to $244,048 and $99,520, respectively.

LNY charges a monthly administrative fee of $10 in all policy years. In addition, there is a monthly expense charge for the first ten years from issue date or increase in specified amount ranging from $0.01 to $1.42 per $1,000 of specified amount. These administrative fees are for items such as premium billing and collection, policy value calculation, confirmations and periodic reports. Administrative fees for the years ended December 31, 2006 and 2005 amounted to $376,798 and $312,519, respectively.

LNY assumes responsibility for providing the insurance benefit included in the policy. LNY charges a monthly deduction of the cost of insurance and any charges for supplemental riders. The cost of insurance charge depends on the attained age, risk classification, gender classification (in accordance with state law) and the current net amount at risk. On a monthly basis, the administrative fee and the cost of insurance charge are deducted proportionately from the value of each variable subaccount and/or fixed account funding option. The fixed account is part of the general account of LNY and is not included in these financial statements. The cost of insurance charges for the years ended December 31, 2006 and 2005 amounted to $154,603 and $122,011, respectively.

Under certain circumstances, LNY reserves the right to apply a transfer fee of $25 for each transfer request in excess of 24 made during the year between variable subaccounts. For the years ended December 31, 2006 and 2005, no transfer fees were deducted from the variable subaccounts.

LNY, upon full surrender of a policy, may assess a surrender charge. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The amount of the surrender charge, if any, will depend on the face amount of the policy and the issue age of the policy. In no event will the surrender charge exceed the maximum allowed by state or federal law. No surrender charge is imposed on partial surrenders for SVUL(ONE) and Momentum SVUL(ONE). For all other products, a 2% charge on the amount withdrawn is imposed, not to exceed $25 per partial surrender. For the years ended December 31, 2006 and 2005, $64,255 and $46,104 of full surrender charges and partial surrender administrative charges were deducted from the variable subaccounts.

3. FINANCIAL HIGHLIGHTS

A summary of the fee rates, unit values, units outstanding, net assets and total return and investment income ratios for variable life contracts as of and for each year or period in the five years ended December 31, 2006 follows.

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT     UNIT        UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)    RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION
            2006     4/26/06     0.80%    0.80%     $7.08    $12.84      68,327     $483,976     -1.71%      -1.69%     0.05%
AIM V.I. CORE EQUITY
            2006     4/28/06     0.80%    0.80%      9.59      9.59      40,734      390,538      8.58%       8.58%     0.51%

                                MINIMUM  MAXIMUM  MINIMUM    MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. INTERNATIONAL GROWTH
            2006                 0.80%    0.80%    $15.20    $19.22      6,093      $ 95,184     27.21%     27.24%      1.03%
            2005                 0.80%    0.80%     11.95     15.11      6,534        78,372     16.99%     17.17%      0.70%
            2004                 0.80%    0.80%     10.21     12.89      6,385        65,423     23.02%     23.02%      0.74%
            2003                 0.80%    0.80%      8.30     10.48      5,486        45,671     28.03%     28.03%      0.51%
            2002                 0.80%    0.80%      6.49      6.49      7,554        49,033    -16.35%    -16.35%      0.64%
ABVPSF GLOBAL TECHNOLOGY CLASS A
            2006                 0.60%    0.80%     12.32     16.44     10,520       130,196      7.77%      7.77%      0.00%
            2005                 0.80%    0.80%     11.43     15.26      9,780       111,886      3.04%      3.04%      0.00%
            2004                 0.80%    0.80%      9.99     11.10      9,997       110,890      4.62%      4.62%      0.00%
            2003                 0.80%    0.80%      9.55      9.55     10,159       107,688     42.93%     42.93%      0.00%
            2002                 0.80%    0.80%      6.68      6.68         84           561    -42.17%    -42.17%      0.00%
ABVPSF GROWTH AND INCOME CLASS A
            2006                 0.60%    0.80%     14.76     18.06     11,416       167,079     16.35%     16.35%      1.37%
            2005                 0.80%    0.80%     12.21     15.52     11,223       142,116      4.03%      4.03%      1.47%
            2004                 0.80%    0.80%     11.73     12.20     11,427       138,922     10.57%     10.57%      0.90%
            2003                 0.80%    0.80%     10.61     10.61     11,581       127,195     31.45%     31.45%      0.41%
            2002                 0.80%    0.80%      8.07      8.07         84           678    -22.67%    -22.67%      0.63%
ABVPSF INTERNATIONAL VALUE CLASS A
            2006  11/17/06       0.60%    0.60%     11.94     11.94        411         4,913      6.50%      6.50%      0.00%
ABVPSF LARGE CAP GROWTH CLASS A
            2004                 0.80%    0.80%      9.88      9.88         73           718      7.75%      7.75%      0.00%
            2003                 0.80%    0.80%      9.17      9.17         78           713     22.68%     22.68%      0.00%
            2002                 0.80%    0.80%      7.48      7.48         84           628    -31.20%    -31.20%      0.00%
ABVPSF SMALL/MID CAP VALUE CLASS A
            2006                 0.50%    0.80%     13.86     20.81      9,575       160,901     13.51%     13.73%      0.38%
            2005                 0.60%    0.80%     14.99     18.33      3,753        56,106      6.06%      6.09%      0.73%
            2004                 0.80%    0.80%     14.13     17.53      3,182        45,267     18.29%     18.35%      0.12%
            2003                 0.80%    0.80%     11.94     14.82      1,364        16,517     40.15%     40.18%      0.54%
            2002                 0.80%    0.80%     10.57     10.57        915         7,969     -6.91%     -6.91%      0.18%
AMERICAN CENTURY VP INFLATION PROTECTION
            2006                 0.50%    0.80%     10.64     10.64      7,154        76,021      1.28%      1.28%      3.41%
            2005                 0.60%    0.60%     10.51     10.51      2,683        28,189      1.20%      1.20%      5.12%
            2004  12/13/04       0.60%    0.60%     10.38     10.38        148         1,537      0.35%      0.35%      0.26%
AMERICAN FUNDS GLOBAL GROWTH CLASS 2
            2006                 0.50%    0.80%     15.42     15.63        305         3,854     19.47%     19.76%      0.59%
            2005                 0.60%    0.80%     13.09     13.09         71           928     13.17%     13.17%      0.90%
            2004  6/15/04        0.80%    0.80%     11.56     11.56         28           323     11.03%     11.03%      0.57%
AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION CLASS 2
            2006                 0.60%    0.80%     15.02     28.66      6,972       134,558     23.06%     23.31%      0.47%
            2005                 0.60%    0.80%     12.21     23.29      2,400        39,220     24.33%     24.35%      0.97%
            2004                 0.80%    0.80%      9.82      9.82      2,267        29,444     19.92%     19.92%      0.00%
            2003                 0.80%    0.80%      8.19      8.19        924         7,566     52.32%     52.32%      0.65%
            2002                 0.80%    0.80%      5.37      5.37        893         4,798    -19.70%    -19.70%      0.81%
AMERICAN FUNDS GROWTH CLASS 2
            2006                 0.50%    0.80%     10.67     19.59     66,710       874,028      9.34%      9.56%      0.87%
            2005                 0.60%    0.80%      9.76     17.92     55,728       648,964     15.27%     15.50%      0.73%
            2004                 0.60%    0.80%      8.47     15.55     57,540       541,078     11.60%     11.60%      0.19%
            2003                 0.80%    0.80%      7.59     11.42     49,194       384,642     35.72%     35.72%      0.11%
            2002                 0.80%    0.80%      5.59      5.59     47,057       263,940    -25.06%    -25.06%      0.03%
AMERICAN FUNDS GROWTH-INCOME CLASS 2
            2006                 0.50%    0.80%     13.20     17.72     31,964       447,512     14.28%     14.51%      1.78%
            2005                 0.60%    0.80%     11.52     15.51     21,808       282,826      4.99%      5.21%      1.31%
            2004                 0.60%    0.80%     12.08     12.35     23,492       289,675      9.50%      9.50%      0.96%
            2003                 0.80%    0.80%     11.03     11.28     18,520       206,887     31.37%     31.37%      1.12%
            2002                 0.80%    0.80%      8.59      8.59     22,867       195,208    -18.99%    -18.99%      1.31%

                                MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS INTERNATIONAL CLASS 2
            2006                 0.50%    0.80%    $16.67    $23.56      21,291     $369,271     18.03%     18.27%    2.21%
            2005                 0.60%    0.80%     14.09     19.96       8,141      140,624     20.54%     20.78%    1.65%
            2004                 0.60%    0.80%     13.13     16.56       6,645       94,859     18.37%     18.37%    1.44%
            2003                 0.80%    0.80%     11.77     11.77       5,384       62,821     33.78%     33.78%    2.33%
            2002                 0.80%    0.80%      8.80      8.80          84          738    -15.51%    -15.51%    1.30%
BARON CAPITAL ASSET
            2006                 0.50%    0.80%     21.79     21.79      11,636      252,092     14.60%     14.60%    0.00%
            2005                 0.80%    0.80%     19.01     19.01      11,547      219,547      2.54%      2.54%    0.00%
            2004                 0.80%    0.80%     18.54     18.54      11,740      217,678     24.64%     24.64%    0.00%
            2003                 0.80%    0.80%     14.88     14.88      11,735      174,573     28.98%     28.98%    0.00%
            2002                 0.80%    0.80%     11.53     11.53      12,352      142,467    -14.88%    -14.88%    0.00%
DELAWARE VIPT DEVON
            2002                 0.00%    0.00%        --        --          --           --      0.00%      0.00%    1.34%
DELAWARE VIPT DIVERSIFIED INCOME
            2006                 0.50%    0.80%     11.44     11.64       8,163       93,195      7.06%      7.27%    1.18%
            2005  2/14/05        0.60%    0.80%     10.66     10.87       3,515       37,990     -1.17%     -0.55%    0.21%
DELAWARE VIPT EMERGING MARKETS
            2006                 0.50%    0.80%     20.48     36.56      14,575      355,248     26.12%     26.37%    1.08%
            2005                 0.60%    0.80%     16.21     28.99       7,911      183,496     26.47%     26.72%    0.23%
            2004                 0.60%    0.80%     22.92     22.92       3,300       56,325     32.41%     32.41%    2.49%
            2003                 0.80%    0.80%     17.31     17.31       1,143       19,789     69.20%     69.20%    2.26%
            2002                 0.80%    0.80%     10.23     10.23       1,013       10,361      4.34%      4.34%    3.69%
DELAWARE VIPT HIGH YIELD
            2006                 0.50%    0.80%     12.57     16.66      12,885      189,120     11.55%     11.78%    6.01%
            2005                 0.60%    0.80%     11.25     14.93      10,117      139,007      2.76%      2.96%    6.09%
            2004                 0.60%    0.80%     11.77     11.77       6,836       92,051     13.33%     13.33%    3.07%
            2003                 0.80%    0.80%     10.38     10.38       2,162       22,455     27.72%     27.72%    6.30%
            2002                 0.80%    0.80%      8.13      8.13       3,607       29,324      1.03%      1.03%    9.74%
DELAWARE VIPT REIT
            2006                 0.50%    0.80%     17.24     36.75      16,869      392,298     31.57%     31.83%    1.81%
            2005                 0.60%    0.80%     13.08     27.93      13,379      281,417      6.32%      6.52%    1.62%
            2004                 0.60%    0.80%     16.19     26.27       9,628      200,090     30.33%     30.33%    2.05%
            2003                 0.80%    0.80%     12.42     20.16       5,736      105,630     32.96%     32.96%    2.49%
            2002                 0.80%    0.80%     15.16     15.16       4,950       72,486      3.69%      3.69%    2.05%
DELAWARE VIPT SMALL CAP VALUE
            2006                 0.50%    0.80%     14.99     27.41      35,931      781,131     15.26%     15.49%    0.24%
            2005                 0.60%    0.80%     15.72     23.78      33,482      661,578      8.55%      8.55%    0.35%
            2004                 0.80%    0.80%     14.48     21.91      29,054      522,493     20.51%     20.51%    0.20%
            2003                 0.80%    0.80%     12.02     18.18      25,414      379,315     40.85%     40.85%    0.33%
            2002                 0.80%    0.80%     12.91     12.91      13,144      165,433     -6.35%     -6.35%    0.56%
DELAWARE VIPT TREND
            2006                 0.50%    0.80%     12.88     17.70      13,556      195,607      6.73%      6.95%    0.00%
            2005                 0.60%    0.80%     12.04     16.58      14,091      190,906      5.01%      5.22%    0.00%
            2004                 0.60%    0.80%     12.72     15.79      15,532      200,426     11.71%     11.71%    0.00%
            2003                 0.80%    0.80%     11.39     11.39      12,666      145,132     34.03%     34.03%    0.00%
            2002                 0.80%    0.80%      8.50      8.50       9,714       82,555    -20.58%    -20.58%    0.00%
DELAWARE VIPT U.S. GROWTH
            2006                 0.60%    0.80%     11.31     14.67       7,215       83,707      1.50%      1.70%    0.00%
            2005                 0.60%    0.80%     11.14     14.46       4,988       58,895     13.73%     13.96%    0.62%
            2004                 0.60%    0.80%      9.50      9.80       4,603       46,613      2.48%      2.50%    0.12%
            2003                 0.80%    0.80%      9.26      9.26       3,862       36,910     22.77%     22.77%    0.09%
            2002                 0.80%    0.80%      7.55      7.55          84          634    -29.80%    -29.80%    0.38%
DELAWARE VIPT VALUE
            2006                 0.50%    0.80%     14.52     19.50       3,523       52,684     23.11%     23.36%    1.44%
            2005                 0.60%    0.80%     15.84     15.84       1,794       25,931      5.18%      5.18%    1.68%
            2004                 0.80%    0.80%     12.49     12.49       1,331       19,853     14.02%     14.02%    1.06%
            2003                 0.80%    0.80%     10.96     10.96          78          851     27.27%     27.27%    1.96%
            2002                 0.80%    0.80%      8.61      8.61          84          723    -19.32%    -19.32%    1.65%

                                MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM    INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT      UNITS                    TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
DWS VIP EAFE EQUITY INDEX
            2005                  0.00%    0.00%    $  --    $   --          --     $     --       0.00%      0.00%     2.82%
            2004                  0.60%    0.80%     8.82     12.16       7,597       70,628      18.03%     18.12%     2.09%
            2003                  0.80%    0.80%     7.47     10.30       5,012       37,661      32.29%     32.30%     4.41%
            2002                  0.80%    0.80%     5.64      5.64       5,265       29,819     -22.23%    -22.23%     2.45%
DWS VIP EQUITY 500 INDEX
            2006                  0.50%    0.80%    11.69     17.14      41,985      526,729      14.60%     14.83%     1.15%
            2005                  0.60%    0.80%    10.20     14.95      41,168      444,860       3.84%      4.05%     1.59%
            2004                  0.60%    0.80%     9.83     14.40      45,041      457,590       9.71%      9.71%     1.07%
            2003                  0.80%    0.80%     8.96      8.96      36,485      331,920      27.14%     27.14%     1.16%
            2002                  0.80%    0.80%     7.04      7.04      29,599      208,508     -22.94%    -22.94%     0.91%
DWS VIP SMALL CAP INDEX
            2006                  0.50%    0.80%    16.60     21.52       9,446      162,843      16.55%     16.56%     0.62%
            2005                  0.80%    0.80%    14.25     18.46       7,804      121,559       3.39%      3.43%     0.66%
            2004                  0.80%    0.80%    13.77     15.85       9,769      149,950      16.82%     16.82%     0.42%
            2003                  0.80%    0.80%    13.57     13.57       7,452       98,946      45.26%     45.26%     0.85%
            2002                  0.80%    0.80%     9.34      9.34       4,959       46,318     -21.22%    -21.22%     0.62%
FIDELITY VIP CONTRAFUND SERVICE CLASS
            2006                  0.50%    0.80%    14.60     19.51      35,564      565,464      10.70%     10.92%     1.27%
            2005                  0.60%    0.80%    14.72     17.63      26,450      396,351      15.92%     15.92%     0.15%
            2004                  0.80%    0.80%    12.70     15.21      16,148      210,671      14.42%     14.42%     0.24%
            2003                  0.80%    0.80%    11.10     11.23      15,942      184,909      27.33%     27.33%     0.29%
            2002                  0.80%    0.80%     8.72      8.72      10,648       92,929     -10.15%    -10.15%     0.54%
FIDELITY VIP EQUITY-INCOME SERVICE CLASS
            2006                  0.80%    0.80%    15.03     15.03       9,084      136,565      19.12%     19.12%     3.25%
            2005                  0.80%    0.80%    12.62     12.62       8,972      113,229       4.92%      4.92%     1.55%
            2004                  0.80%    0.80%    12.03     12.56       8,844      106,424      10.49%     10.49%     0.94%
            2003                  0.80%    0.80%    10.89     11.37       5,266       66,733      29.18%     29.19%     0.72%
            2002                  0.80%    0.80%     8.80      8.80       1,056        8,926     -17.65%    -17.65%     1.42%
FIDELITY VIP GROWTH SERVICE CLASS
            2006                  0.50%    0.80%     7.19     15.48         928        9,625       5.83%      5.90%     0.39%
            2005                  0.80%    0.80%     6.79     14.62       1,794       13,304       4.78%      4.89%     0.39%
            2004                  0.80%    0.80%     6.48     13.96       1,833       12,506       2.44%      2.44%     0.15%
            2003                  0.80%    0.80%     6.32     10.59       5,040       52,832      31.72%     31.72%     0.09%
            2002                  0.80%    0.80%     4.80      4.80       1,962        9,505     -30.76%    -30.76%     0.09%
FIDELITY VIP GROWTH OPPORTUNITIES SERVICE CLASS
            2006                  0.80%    0.80%     9.06      9.06       5,178       46,900       4.46%      4.46%     0.55%
            2005                  0.80%    0.80%     8.67      8.67       4,677       40,555       7.99%      7.99%     0.76%
            2004                  0.80%    0.80%     8.03      8.03       4,414       35,439       6.21%      6.21%     0.42%
            2003                  0.80%    0.80%     7.56      7.56       3,949       29,852      28.63%     28.63%     0.82%
            2002                  0.80%    0.80%     5.88      5.88       6,597       38,775     -22.54%    -22.54%     0.81%
FIDELITY VIP HIGH INCOME SERVICE CLASS
            2006                  0.80%    0.80%    11.12     11.12      14,197      157,832      10.29%     10.29%     7.76%
            2005                  0.80%    0.80%    10.08     10.08      14,569      146,866       1.71%      1.71%    14.84%
            2004                  0.80%    0.80%     9.91      9.91      14,874      147,419       8.60%      8.60%     7.93%
            2003                  0.80%    0.80%     9.13      9.13      14,932      136,286      25.96%     25.96%     6.88%
            2002                  0.80%    0.80%     7.25      7.25      19,195      139,084       2.79%      2.79%     7.81%
FIDELITY VIP MID CAP SERVICE CLASS
            2006     7/14/06      0.60%    0.60%    13.63     13.63       3,573       48,720       9.16%      9.16%     0.00%
FIDELITY VIP OVERSEAS SERVICE CLASS
            2006                  0.60%    0.80%    16.33     22.68       8,180      139,172      16.99%     17.24%     0.76%
            2005                  0.60%    0.80%    14.51     19.39       8,078      117,538      18.02%     18.03%     0.56%
            2004                  0.80%    0.80%    12.29     13.01       7,932       97,819      12.56%     12.58%     1.07%
            2003                  0.80%    0.80%    11.56     11.56       7,874       86,032      42.06%     42.06%     0.03%
            2002                  0.80%    0.80%     8.14      8.14          84          683     -20.98%    -20.98%     0.73%
FTVIPT FRANKLIN INCOME SECURITIES
            2006    11/17/06      0.60%    0.60%    11.30     11.30         827        9,346       1.89%      1.89%     0.00%

                                MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM    INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT      UNITS                    TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES
            2006                  0.50%    0.80%   $12.77    $17.74       2,542     $ 32,661       8.07%      8.30%     0.00%
            2005                  0.60%    0.80%    12.61     16.42       1,091       13,578       4.23%      4.26%     0.00%
            2004                  0.80%    0.80%    12.09     12.34         558        6,897      10.81%     11.17%     0.00%
            2003                  0.80%    0.80%    10.91     11.10         476        5,217      36.51%     36.52%     0.00%
            2002                  0.80%    0.80%     7.99      7.99         488        3,913     -29.10%    -29.10%     0.46%
FTVIPT TEMPLETON FOREIGN SECURITIES CLASS 2
            2006                  0.80%    0.80%    15.37     15.37       7,760      119,288      20.48%     20.48%     1.27%
            2005                  0.80%    0.80%    12.76     12.76       8,922      113,834       9.29%      9.29%     1.13%
            2004                  0.80%    0.80%    11.67     11.67       8,915      104,077      17.58%     17.58%     1.01%
            2003                  0.80%    0.80%     9.93      9.93       7,113       70,640      31.16%     31.16%     1.87%
            2002                  0.80%    0.80%     7.57      7.57       7,923       59,977     -19.21%    -19.21%     1.65%
FTVIPT TEMPLETON GLOBAL INCOME SECURITIES
            2006     7/10/06      0.60%    0.60%    11.18     11.18         869        9,713       6.20%      6.20%     0.00%
FTVIPT TEMPLETON GROWTH SECURITIES
            2006                  0.50%    0.80%    15.77     20.67         731       11,609      21.23%     21.25%     1.42%
            2005                  0.80%    0.80%    13.01     17.04         553        7,754       8.18%      8.20%     1.23%
            2004                  0.80%    0.80%    12.02     13.08         564        7,222      15.32%     15.33%     1.22%
            2003                  0.80%    0.80%    10.42     11.34         510        5,661      31.56%     31.57%     1.68%
            2002                  0.80%    0.80%     8.62      8.62         451        3,845     -18.96%    -18.96%     1.88%
FTVIPT TEMPLETON GROWTH SECURITIES CLASS 2
            2006                  0.80%    0.80%    19.88     19.88       1,184       23,526      20.84%     20.84%     1.23%
            2005                  0.80%    0.80%    16.45     16.45       1,000       16,451       8.00%      8.00%     1.11%
            2004                  0.80%    0.80%    15.23     15.23       1,028       15,662      15.10%     15.10%     1.20%
            2003                  0.80%    0.80%    13.23     13.23         718        9,500      31.09%     31.09%     1.14%
            2002                  0.80%    0.80%    10.09     10.09       5,398       54,496     -19.14%    -19.14%     2.37%
JANUS ASPEN SERIES BALANCED
            2006                  0.80%    0.80%    14.31     14.31      17,144      245,280       9.84%      9.84%     2.18%
            2005                  0.80%    0.80%    13.03     13.03      17,879      232,888       7.09%      7.09%     2.33%
            2004                  0.80%    0.80%    12.16     12.16      18,169      220,995       7.66%      7.66%     2.42%
            2003                  0.80%    0.80%    11.30     11.30      15,391      173,884      13.14%     13.14%     1.64%
            2002                  0.80%    0.80%     9.99      9.99      39,589      395,318      -7.19%     -7.19%     2.43%
JANUS ASPEN SERIES BALANCED SERVICE SHARES
            2006                  0.60%    0.80%    12.71     13.37       2,352       31,097       9.54%      9.74%     1.20%
            2005                  0.60%    0.80%    12.15     12.21       7,492       90,996       6.80%      6.80%     1.97%
            2004                  0.80%    0.80%    11.38     11.43       8,184       93,315       7.43%      7.43%     2.29%
            2003                  0.80%    0.80%    10.64     10.64       7,144       75,690      12.82%     12.82%     2.79%
            2002                  0.80%    0.80%     9.43      9.43         459        4,325      -7.42%     -7.42%     2.69%
JANUS ASPEN SERIES GLOBAL TECHNOLOGY SERVICE SHARES
            2006                  0.80%    0.80%     4.22      4.22       2,443       10,298       6.97%      6.97%     0.00%
            2005                  0.80%    0.80%     3.94      3.94       2,930       11,546      10.66%     10.66%     0.00%
            2004                  0.80%    0.80%     3.56      3.56       2,852       10,156      -0.24%     -0.24%     0.00%
            2003                  0.80%    0.80%     3.57      3.57       2,639        9,421      45.31%     45.31%     0.00%
            2002                  0.80%    0.80%     2.46      2.46       8,627       21,192     -41.40%    -41.40%     0.00%
JANUS ASPEN SERIES MID CAP GROWTH SERVICE SHARES
            2006                  0.80%    0.80%    16.87     20.43       3,449       58,404      12.40%     12.43%     0.00%
            2005                  0.80%    0.80%    15.01     18.17       2,831       42,667      11.12%     11.13%     0.00%
            2004                  0.80%    0.80%    13.50     13.50       2,449       33,158      19.52%     19.52%     0.00%
            2003                  0.80%    0.80%    10.09     10.09       5,091       52,816      33.68%     33.68%     0.00%
            2002                  0.80%    0.80%     7.55      7.55          84          634     -28.70%    -28.70%     0.00%
JANUS ASPEN SERIES WORLDWIDE GROWTH
            2006                  0.80%    0.80%    10.74     10.74      18,250     196,084       17.26%     17.26%     1.82%
            2005                  0.80%    0.80%     9.16      9.16      22,389     205,135        5.02%      5.02%     1.37%
            2004                  0.80%    0.80%     8.72      8.72      26,797     233,783        3.94%      3.94%     1.05%
            2003                  0.80%    0.80%     8.39      8.39      25,442     213,543       23.00%     23.00%     1.03%
            2002                  0.80%    0.80%     6.82      6.82      36,841     251,388      -26.10%    -26.10%     0.88%
JANUS ASPEN SERIES WORLDWIDE GROWTH SERVICE SHARES
            2006                  0.80%    0.80%    12.32     12.57       2,133      26,773       16.97%     16.97%     2.15%
            2005                  0.80%    0.80%    10.53     10.75         275       2,924        4.67%      4.78%     1.26%
            2004                  0.80%    0.80%    10.06     10.26         289       2,924        3.69%      3.71%     0.97%
            2003                  0.80%    0.80%     9.70      9.89         234       2,281       22.70%     22.70%     0.89%
            2002                  0.80%    0.80%     7.91      7.91         168       1,334      -26.30%    -26.30%     0.69%

                                 MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                   COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT   YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
--------------------------------------------------------------------------------------------------------------------------------
LINCOLN VIPT AGGRESSIVE GROWTH
             2006     11/17/06    0.50%    0.50%    $10.17    $10.17       1,527    $   15,531    -0.39%     -0.39%      0.00%
             2004                 0.80%    0.80%     11.56     11.56          73           840    12.76%     12.76%      0.00%
             2003                 0.80%    0.80%     10.25     10.25          78           797    31.56%     31.56%      0.00%
             2002                 0.80%    0.80%      7.79      7.79          84           654   -30.77%    -30.77%      0.00%
LINCOLN VIPT AGGRESSIVE PROFILE
             2006      3/3/06     0.80%    0.80%     13.08     13.08       1,868        24,436    10.01%     10.01%      0.95%
LINCOLN VIPT BOND
             2006                 0.50%    0.80%     11.02     15.34      57,012       743,349     3.88%      4.09%      4.17%
             2005                 0.60%    0.80%     10.58     14.77      62,996       831,890     1.82%      2.02%      4.24%
             2004                 0.60%    0.80%     11.82     14.51      61,245       809,865     4.46%      4.46%      4.33%
             2003                 0.80%    0.80%     11.32     13.89      47,962       622,167     6.43%      6.43%      4.47%
             2002                 0.80%    0.80%     13.05     13.05      42,701       541,445     9.28%      9.28%      5.30%
LINCOLN VIPT CAPITAL APPRECIATION
             2006                 0.60%    0.80%      8.76     12.27      11,555       102,829     8.80%      9.05%      0.21%
             2005                 0.60%    0.80%      8.05      8.05       9,942        80,458     3.37%      3.37%      0.28%
             2004                 0.80%    0.80%      7.79      7.79       8,642        67,313     4.44%      4.44%      0.00%
             2003                 0.80%    0.80%      7.46      7.46       7,472        55,726    31.41%     31.41%      0.00%
             2002                 0.80%    0.80%      5.68      5.68       8,746        49,636   -27.55%    -27.55%      0.00%
LINCOLN VIPT CONSERVATIVE PROFILE
             2006      3/3/06     0.80%    0.80%     11.43     11.43         885        10,112     6.48%      6.48%      1.61%
LINCOLN VIPT EQUITY-INCOME
             2006                 0.60%    0.80%     15.54     15.54         312         3,884    10.38%     10.38%      0.68%
             2005                 0.80%    0.80%     14.07     14.07         886        12,466     3.66%      3.66%      1.01%
             2004                 0.80%    0.80%     13.58     13.58       1,461        19,844     8.89%      8.89%      1.18%
             2003                 0.80%    0.80%     12.47     12.47       1,344        16,763    31.29%     31.29%      0.86%
             2002                 0.80%    0.80%      9.50      9.50       2,037        19,345   -16.34%    -16.34%      1.15%
LINCOLN VIPT GLOBAL ASSET ALLOCATION
             2006                 0.60%    0.80%     14.51     14.51       2,896        41,574    13.60%     13.60%      1.19%
             2005                 0.80%    0.80%     11.89     11.89       2,576        32,102     5.95%      5.95%      1.94%
             2004                 0.80%    0.80%     11.22     11.22         970        10,889    12.64%     12.64%      1.69%
             2003                 0.80%    0.80%      9.96      9.96       1,019        10,159    19.45%     19.45%      3.13%
             2002                 0.80%    0.80%      8.34      8.34       1,007         8,403   -12.69%    -12.69%      1.89%
LINCOLN VIPT GROWTH AND INCOME
             2006     11/17/06    0.50%    0.50%     10.83     10.83       3,022        32,732     1.33%      1.33%      0.00%
LINCOLN VIPT INTERNATIONAL
             2006                 0.50%    0.80%     16.97     24.99      26,945       519,404    28.97%     29.23%      3.07%
             2005                 0.60%    0.80%     13.14     19.38      14,048       225,064    11.65%     11.86%      2.26%
             2004                 0.60%    0.80%     13.76     15.58       9,035       129,847    19.97%     19.97%      1.67%
             2003                 0.80%    0.80%     11.47     12.99       2,535        29,617    40.49%     40.50%      1.84%
             2002                 0.80%    0.80%      9.24      9.24       1,766        14,830   -11.47%    -11.47%      2.35%
LINCOLN VIPT MODERATE PROFILE
             2006      11/3/06    0.50%    0.50%     10.70     10.70       9,817       104,996     3.79%      3.79%      0.76%
LINCOLN VIPT MONEY MARKET
             2006                 0.50%    0.80%     10.58     11.66      54,528       583,573     3.85%      4.05%      4.66%
             2005                 0.60%    0.80%     10.19     11.23      29,792       318,451     1.97%      2.17%      2.79%
             2004                 0.60%    0.80%      9.99     11.01      35,362       366,494     0.07%      0.08%      0.77%
             2003                 0.80%    0.80%     10.02     11.00      46,339       477,930    -0.12%     -0.12%      0.70%
             2002                 0.80%    0.80%     11.02     11.02     116,812     1,187,009     0.60%      0.60%      1.39%
LINCOLN VIPT SOCIAL AWARENESS
             2006                 0.80%    0.80%     13.47     18.55         903        12,235    11.41%     11.44%      0.91%
             2005                 0.80%    0.80%     12.09     16.65         838        10,214    11.14%     11.14%      0.89%
             2004                 0.80%    0.80%     10.88     10.88         743         8,122    11.81%     11.81%      1.00%
             2003                 0.80%    0.80%      9.73      9.73         636         6,188    30.82%     30.82%      0.93%
             2002                 0.80%    0.80%      7.44      7.44         502         3,736   -22.74%    -22.74%      1.01%
M FUND BRANDES INTERNATIONAL EQUITY
             2006      3/10/06    0.60%    0.60%     16.35     16.35         829        13,553    19.48%     19.48%      1.35%
M FUND FRONTIER CAPITAL APPRECIATION
             2006      7/14/06    0.60%    0.60%     15.24     15.24         506         7,711    13.60%     13.60%      0.00%
MFS VIT CAPITAL OPPORTUNITIES
             2005                 0.00%    0.00%        --        --          --            --     0.00%      0.00%      0.80%
             2004                 0.80%    0.80%     10.76     10.76          73           781    11.57%     11.57%      0.40%
             2003                 0.80%    0.80%      9.64      9.64          78           750    26.37%     26.37%      0.29%
             2002                 0.80%    0.80%      7.63      7.63          84           641   -30.25%    -30.25%      0.00%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
MFS VIT EMERGING GROWTH
            2006                 0.60%    0.80%    $ 9.24    $16.98      15,127     $143,495      7.03%      7.24%      0.00%
            2005                 0.60%    0.80%      8.64      8.64      16,668      146,358      8.32%      8.32%      0.00%
            2004                 0.80%    0.80%      7.97      7.97      15,657      124,827     12.06%     12.06%      0.00%
            2003                 0.80%    0.80%      7.11      7.11      12,744       90,671     29.19%     29.19%      0.00%
            2002                 0.80%    0.80%      5.51      5.51      10,629       58,531    -34.29%    -34.29%      0.00%
MFS VIT TOTAL RETURN
            2006                 0.50%    0.80%     12.44     16.22      14,721      210,726     11.00%     11.22%      2.23%
            2005                 0.60%    0.80%     12.18     14.61      20,073      260,400      2.00%      2.00%      2.06%
            2004                 0.80%    0.80%     11.94     14.32      20,374      257,602     10.43%     10.43%      1.63%
            2003                 0.80%    0.80%     10.81     12.97      17,768      202,996     15.40%     15.40%      1.59%
            2002                 0.80%    0.80%     11.24     11.24      10,586      108,058     -5.92%     -5.92%      0.97%
MFS VIT UTILITIES
            2006                 0.50%    0.80%     18.59     26.66      13,519      260,853     30.20%     30.51%      1.94%
            2005                 0.60%    0.80%     14.87     20.48      11,259      168,725     15.90%     15.91%      0.57%
            2004                 0.80%    0.80%     12.83     12.83       8,941      114,794     29.16%     29.16%      1.41%
            2003                 0.80%    0.80%      9.94      9.94       8,118       80,655     34.81%     34.81%      2.03%
            2002                 0.80%    0.80%      7.37      7.37       6,563       48,370    -23.37%    -23.37%      2.32%
NB AMT MID-CAP GROWTH
            2006                 0.50%    0.80%     13.65     19.68      45,822      652,874     13.78%     14.01%      0.00%
            2005                 0.60%    0.80%     12.00     17.30      48,180      602,750     12.84%     12.84%      0.00%
            2004                 0.80%    0.80%     10.64     15.33      49,923      545,312     15.38%     15.38%      0.00%
            2003                 0.80%    0.80%      9.22      9.22      43,618      413,366     27.05%     27.05%      0.00%
            2002                 0.80%    0.80%      7.25      7.25      27,529      199,719    -29.90%    -29.90%      0.00%
NB AMT PARTNERS
            2006                 0.80%    0.80%     16.84     16.84       4,771       80,328     11.35%     11.35%      0.68%
            2005                 0.80%    0.80%     15.12     15.12       6,771      102,376     17.11%     17.11%      1.27%
            2004                 0.80%    0.80%     12.91     12.91       5,520       71,274     18.03%     18.03%      0.01%
            2003                 0.80%    0.80%     10.94     10.94       5,420       59,290     34.02%     34.02%      0.00%
            2002                 0.80%    0.80%      8.16      8.16       5,331       43,518    -24.75%    -24.75%      0.46%
NB AMT REGENCY
            2006                 0.50%    0.80%     14.27     20.74       2,238       34,378     10.28%     10.50%      0.47%
            2005                 0.60%    0.80%     12.91     18.81       1,168       19,930     11.11%     11.32%      0.09%
            2004                 0.60%    0.80%     15.94     15.94         579        9,439     21.42%     21.42%      0.02%
            2003                 0.80%    0.80%     13.13     13.13          78        1,021     34.73%     34.73%      0.00%
            2002                 0.80%    0.80%      9.74      9.74          84          818    -11.26%    -11.26%      0.22%
PUTNAM VT GROWTH & INCOME CLASS IB
            2006                 0.80%    0.80%     14.11     14.11       1,213       17,107     14.99%     14.99%      1.51%
            2005                 0.80%    0.80%     12.27     12.27       1,234       15,145      4.39%      4.39%      1.57%
            2004                 0.80%    0.80%     11.75     11.78       1,329       15,618     10.22%     10.23%      1.73%
            2003                 0.80%    0.80%     10.69     10.69       1,355       14,460     26.37%     26.37%      0.55%
            2002                 0.80%    0.80%      8.46      8.46          84          710    -19.63%    -19.63%      2.18%
PUTNAM VT HEALTH SCIENCES CLASS IB
            2006                 0.80%    0.80%     11.31     11.31         259        2,930      1.97%      1.97%      0.30%
            2005                 0.80%    0.80%     11.10     11.10         803        9,623     12.28%     12.28%      0.05%
            2004                 0.80%    0.80%      9.88      9.88         320        3,161      6.27%      6.27%      0.20%
            2003                 0.80%    0.80%      9.30      9.30         288        2,681     17.45%     17.45%      0.57%
            2002                 0.80%    0.80%      7.92      7.92         308        2,439    -20.98%    -20.98%      0.00%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement date noted or the option was inactive at the date funds were received.

(2) These amounts represent the annualized minimum and maximum contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.

(3) As the unit value is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.

(4) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized. As the total return is presented as a range of minimum to maximum values, for only those subaccounts which existed for the entire year, some individual contract total returns may not be within the ranges presented as a result of partial year activity.

(5) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Note: Fee rate, unit value and total return minimum and maximum are the same where there is only one active contract level charge for the subaccount.

4. PURCHASES AND SALES OF INVESTMENTS

The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2006.

                                                       AGGREGATE    AGGREGATE
                                                        COST OF     PROCEEDS
SUBACCOUNT                                             PURCHASES   FROM SALES
-----------------------------------------------------------------------------
AIM V.I. Capital Appreciation                         $  605,499   $ 108,709
AIM V.I. Core Equity                                     453,871      94,199
AIM V.I. International Growth                             17,317      21,090
ABVPSF Global Technology Class A                          10,018       3,243
ABVPSF Growth and Income Class A                          29,221      19,988
ABVPSF International Value Class A                         4,594          15
ABVPSF Small/Mid Cap Value Class A                       101,963       5,444
American Century VP Inflation Protection                  52,531       3,905
American Funds Global Growth Class 2                       3,188         640
American Funds Global Small Capitalization Class 2        89,603       6,827
American Funds Growth Class 2                            253,836      94,157
American Funds Growth-Income Class 2                     195,094      70,787
American Funds International Class 2                     252,397      63,463
Baron Capital Asset                                       10,056      11,020
Delaware VIPT Diversified Income                          57,591       7,067
Delaware VIPT Emerging Markets                           167,677      51,218
Delaware VIPT High Yield                                  67,284      26,946
Delaware VIPT REIT                                       124,339      79,241
Delaware VIPT Small Cap Value                            135,031      75,370
Delaware VIPT Trend                                       35,087      45,868
Delaware VIPT U.S. Growth                                 33,821       9,850
Delaware VIPT Value                                       23,371       2,387
DWS VIP Equity 500 Index                                 105,516      87,417
DWS VIP Small Cap Index                                   50,988      24,767
Fidelity VIP Contrafund Service Class                    303,779     134,586
Fidelity VIP Equity-Income Service Class                  27,376       7,209
Fidelity VIP Growth Service Class                          6,151       9,665
Fidelity VIP Growth Opportunities Service Class            6,261       1,856
Fidelity VIP High Income Service Class                    12,602       6,007
Fidelity VIP Mid Cap Service Class                        45,978       1,223
Fidelity VIP Overseas Service Class                        6,154       3,747
FTVIPT Franklin Income Securities                          9,188          27
FTVIPT Franklin Small-Mid Cap Growth Securities           18,597       2,086
FTVIPT Templeton Foreign Securities Class 2                7,729      24,406
FTVIPT Templeton Global Income Securities                  9,621         324
FTVIPT Templeton Growth Securities                         3,688       1,238
FTVIPT Templeton Growth Securities Class 2                 5,929       1,976
Janus Aspen Series Balanced                               36,577      44,504
Janus Aspen Series Balanced Service Shares                 8,769      72,932
Janus Aspen Series Global Technology Service Shares          887       2,762
Janus Aspen Series Mid Cap Growth Service Shares          18,986       9,770
Janus Aspen Series Worldwide Growth                       24,510      60,972
Janus Aspen Series Worldwide Growth Service Shares        21,697         764
Lincoln VIPT Aggressive Growth                            15,750          88
Lincoln VIPT Aggressive Profile                           23,254       1,144
Lincoln VIPT Bond                                        222,988     313,102
Lincoln VIPT Capital Appreciation                         17,233       3,845
Lincoln VIPT Conservative Profile                         10,035         489
Lincoln VIPT Equity-Income                                 4,079      12,421
Lincoln VIPT Global Asset Allocation                      23,491      16,730
Lincoln VIPT Growth and Income                            32,661          29
Lincoln VIPT International                               250,014      52,461
Lincoln VIPT Moderate Profile                            103,051         411
Lincoln VIPT Money Market                              1,382,452   1,117,313
Lincoln VIPT Social Awareness                              1,397         591
M Fund Brandes International Equity                       13,500         910
M Fund Frontier Capital Appreciation                       7,587         125
MFS VIT Emerging Growth                                   18,839      31,273
MFS VIT Total Return                                      66,201     128,297
MFS VIT Utilities                                        140,877     100,218
NB AMT Mid-Cap Growth                                     43,030      76,094
NB AMT Partners                                           29,062      48,922
NB AMT Regency                                            20,933       7,402
Putnam VT Growth & Income Class IB                           608         407
Putnam VT Health Sciences Class IB                           469       7,306

5. INVESTMENTS

The following is a summary of investments owned at December 31, 2006.

                                                               NET
                                                     SHARES   ASSET  FAIR VALUE   COST OF
SUBACCOUNT                                            OWNED   VALUE  OF SHARES     SHARES
-----------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                        18,460  $26.22   $484,008   $488,694
AIM V.I. Core Equity                                 14,348   27.22    390,564    359,868
AIM V.I. International Growth                         3,234   29.43     95,190     58,067
ABVPSF Global Technology Class A                      7,557   17.23    130,204    107,401
ABVPSF Growth and Income Class A                      6,145   27.19    167,090    128,595
ABVPSF International Value Class A                      197   24.96      4,913      4,580
ABVPSF Small/Mid Cap Value Class A                    8,900   18.08    160,911    145,542
American Century VP Inflation Protection              7,535   10.09     76,025     77,254
American Funds Global Growth Class 2                    161   23.29      3,753      3,327
American Funds Global Small Capitalization Class 2    5,459   24.64    134,517    110,690
American Funds Growth Class 2                        13,640   64.08    874,081    683,406
American Funds Growth-Income Class 2                 10,605   42.19    447,437    374,913
American Funds International Class 2                 16,832   21.94    369,292    300,033
Baron Capital Asset                                   7,805   32.30    252,109    147,950
Delaware VIPT Diversified Income                      9,473    9.83     93,124     88,535
Delaware VIPT Emerging Markets                       15,972   22.24    355,220    275,905
Delaware VIPT High Yield                             30,505    6.20    189,132    174,283
Delaware VIPT REIT                                   17,159   22.86    392,246    297,546
Delaware VIPT Small Cap Value                        23,375   33.42    781,182    586,550
Delaware VIPT Trend                                   5,589   35.00    195,620    153,930
Delaware VIPT U.S. Growth                            10,517    7.96     83,712     73,597
Delaware VIPT Value                                   2,293   22.98     52,687     45,975
DWS VIP Equity 500 Index                             35,188   14.97    526,763    437,153
DWS VIP Small Cap Index                              10,103   16.12    162,853    130,836
Fidelity VIP Contrafund Service Class                18,021   31.38    565,498    509,379
Fidelity VIP Equity-Income Service Class              5,231   26.11    136,574    121,710
Fidelity VIP Growth Service Class                       269   35.72      9,626      8,936
Fidelity VIP Growth Opportunities Service Class       2,586   18.14     46,903     40,433
Fidelity VIP High Income Service Class               24,975    6.32    157,842    153,844
Fidelity VIP Mid Cap Service Class                    1,409   34.59     48,722     44,806
Fidelity VIP Overseas Service Class                   5,833   23.86    139,181     87,435
FTVIPT Franklin Income Securities                       530   17.65      9,346      9,161
FTVIPT Franklin Small-Mid Cap Growth Securities       1,451   22.51     32,663     28,537
FTVIPT Templeton Foreign Securities Class 2           6,373   18.72    119,296     83,990
FTVIPT Templeton Global Income Securities               617   15.73      9,713      9,303
FTVIPT Templeton Growth Securities                      718   16.16     11,610      8,823
FTVIPT Templeton Growth Securities Class 2            1,477   15.93     23,528     17,673
Janus Aspen Series Balanced                           8,795   27.89    245,296    210,925
Janus Aspen Series Balanced Service Shares            1,079   28.83     31,099     26,229
Janus Aspen Series Global Technology Service Shares   2,412    4.27     10,299      9,218
Janus Aspen Series Mid Cap Growth Service Shares      1,814   32.19     58,408     44,838
Janus Aspen Series Worldwide Growth                   6,039   32.47    196,097    178,138
Janus Aspen Series Worldwide Growth Service Shares      831   32.21     26,775     23,660
Lincoln VIPT Aggressive Growth                        1,313   11.83     15,532     15,662
Lincoln VIPT Aggressive Profile                       1,858   13.15     24,438     22,131
Lincoln VIPT Bond                                    58,813   12.64    743,395    750,064
Lincoln VIPT Capital Appreciation                     5,112   20.12    102,836     96,389
Lincoln VIPT Conservative Profile                       888   11.39     10,113      9,553
Lincoln VIPT Equity-Income                              213   18.23      3,884      3,508
Lincoln VIPT Global Asset Allocation                  2,657   15.65     41,577     37,510
Lincoln VIPT Growth and Income                          931   35.16     32,733     32,632
Lincoln VIPT International                           22,880   22.70    519,437    397,254
Lincoln VIPT Moderate Profile                         8,716   12.05    105,000    102,644
Lincoln VIPT Money Market                            58,360   10.00    583,604    583,604
Lincoln VIPT Social Awareness                           341   35.92     12,236      9,137
M Fund Brandes International Equity                     673   20.15     13,554     12,625
M Fund Frontier Capital Appreciation                    318   24.27      7,711      7,475
MFS VIT Emerging Growth                               6,953   20.64    143,504    129,909

                                                 NET
                                      SHARES    ASSET   FAIR VALUE
SUBACCOUNT                             OWNED    VALUE    OF SHARES   COST OF SHARES
-----------------------------------------------------------------------------------
MFS VIT Total Return                   9,625   $21.89    $210,689       $186,619
MFS VIT Utilities                      8,912    29.27     260,868        190,267
NB AMT Mid-Cap Growth                 28,070    23.26     652,917        448,218
NB AMT Partners                        3,796    21.16      80,333         72,839
NB AMT Regency                         2,121    16.21      34,380         32,243
Putnam VT Growth  & Income Class IB      583    29.36      17,108         12,839
Putnam VT Health Sciences Class IB       215    13.60       2,930          2,708

6. CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the year ended December 31, 2006 is as follows:

                                                       UNITS     UNITS    NET INCREASE
SUBACCOUNT                                            ISSUED   REDEEMED    (DECREASE)
--------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                         84,435   (16,108)      68,327
AIM V.I. Core Equity                                  51,746   (11,012)      40,734
AIM V.I. International Growth                          1,754    (2,195)        (441)
ABVPSF Global Technology Class A                         938      (198)         740
ABVPSF Growth and Income Class A                       1,642    (1,449)         193
ABVPSF International Value Class A                       412        (1)         411
ABVPSF Small/Mid Cap Value Class A                     6,127      (305)       5,822
American Century VP Inflation Protection               4,902      (431)       4,471
American Funds Global Growth Class 2                     288       (54)         234
American Funds Global Small Capitalization Class 2     4,942      (370)       4,572
American Funds Growth Class 2                         19,238    (8,256)      10,982
American Funds Growth-Income Class 2                  15,553    (5,397)      10,156
American Funds International Class 2                  16,690    (3,540)      13,150
Baron Capital Asset                                      541      (452)          89
Delaware VIPT Diversified Income                       5,348      (700)       4,648
Delaware VIPT Emerging Markets                         8,633    (1,969)       6,664
Delaware VIPT High Yield                               4,702    (1,934)       2,768
Delaware VIPT REIT                                     6,659    (3,169)       3,490
Delaware VIPT Small Cap Value                          5,683    (3,234)       2,449
Delaware VIPT Trend                                    2,626    (3,161)        (535)
Delaware VIPT U.S. Growth                              2,916      (689)       2,227
Delaware VIPT Value                                    1,878      (149)       1,729
DWS VIP Equity 500 Index                               8,659    (7,842)         817
DWS VIP Small Cap Index                                3,152    (1,510)       1,642
Fidelity VIP Contrafund Service Class                 17,927    (8,813)       9,114
Fidelity VIP Equity-Income Service Class                 575      (463)         112
Fidelity VIP Growth Service Class                        568    (1,434)        (866)
Fidelity VIP Growth Opportunities Service Class          679      (178)         501
Fidelity VIP High Income Service Class                    91      (463)        (372)
Fidelity VIP Mid Cap Service Class                     3,761      (188)       3,573
Fidelity VIP Overseas Service Class                      275      (173)         102
FTVIPT Franklin Income Securities                        829        (2)         827
FTVIPT Franklin Small-Mid Cap Growth Securities        1,625      (174)       1,451
FTVIPT Templeton Foreign Securities Class 2              466    (1,628)      (1,162)
FTVIPT Templeton Global Income Securities                914       (45)         869
FTVIPT Templeton Growth Securities                       256       (78)         178
FTVIPT Templeton Growth Securities Class 2               290      (106)         184
Janus Aspen Series Balanced                            2,492    (3,227)        (735)
Janus Aspen Series Balanced Service Shares               672    (5,812)      (5,140)
Janus Aspen Series Global Technology Service Shares      234      (721)        (487)
Janus Aspen Series Mid Cap Growth Service Shares       1,209      (591)         618
Janus Aspen Series Worldwide Growth                    2,353    (6,492)      (4,139)
Janus Aspen Series Worldwide Growth Service Shares     1,914       (56)       1,858
Lincoln VIPT Aggressive Growth                         1,537       (10)       1,527
Lincoln VIPT Aggressive Profile                        1,951       (83)       1,868
Lincoln VIPT Bond                                     17,638   (23,622)      (5,984)
Lincoln VIPT Capital Appreciation                      2,005      (392)       1,613
Lincoln VIPT Conservative Profile                        924       (39)         885
Lincoln VIPT Equity-Income                               277      (851)        (574)
Lincoln VIPT Global Asset Allocation                   1,634    (1,314)         320
Lincoln VIPT Growth and Income                         3,031        (9)       3,022
Lincoln VIPT International                            15,690    (2,793)      12,897
Lincoln VIPT Moderate Profile                          9,849       (32)       9,817

                                        UNITS      UNITS    NET INCREASE
SUBACCOUNT                              ISSUED   REDEEMED    (DECREASE)
------------------------------------------------------------------------
Lincoln VIPT Money Market              129,646   (104,910)     24,736
Lincoln VIPT Social Awareness              103        (38)         65
M Fund Brandes International Equity        893        (64)        829
M Fund Frontier Capital Appreciation       515         (9)        506
MFS VIT Emerging Growth                  2,076     (3,617)     (1,541)
MFS VIT Total Return                     4,734    (10,086)     (5,352)
MFS VIT Utilities                        8,088     (5,828)      2,260
NB AMT Mid-Cap Growth                    3,269     (5,627)     (2,358)
NB AMT Partners                          1,237     (3,237)     (2,000)
NB AMT Regency                           1,477       (407)      1,070
Putnam VT Growth  & Income Class IB         --        (21)        (21)
Putnam VT Health Sciences Class IB          47       (591)       (544)

The change in units outstanding for the year ended December 31, 2005 is as follows:

                                                       UNITS     UNITS    NET INCREASE
SUBACCOUNT                                            ISSUED   REDEEMED    (DECREASE)
--------------------------------------------------------------------------------------
AIM V.I. International Growth                            606      (457)         149
ABVPSF Global Technology Class A                          --      (217)        (217)
ABVPSF Growth and Income Class A                           7      (211)        (204)
ABVPSF Large Cap Growth Class A                           19       (92)         (73)
ABVPSF Small/Mid Cap Value Class A                       770      (199)         571
American Century VP Inflation Protection               3,233      (698)       2,535
American Funds Global Growth Class 2                      64       (21)          43
American Funds Global Small Capitalization Class 2       397      (264)         133
American Funds Growth Class 2                         10,847   (12,659)      (1,812)
American Funds Growth-Income Class 2                   5,099    (6,783)      (1,684)
American Funds International Class 2                   2,073      (577)       1,496
Baron Capital Asset                                      243      (436)        (193)
Delaware VIPT Diversified Income                       3,983      (468)       3,515
Delaware VIPT Emerging Markets                         5,424      (813)       4,611
Delaware VIPT High Yield                               4,196      (915)       3,281
Delaware VIPT REIT                                     6,008    (2,257)       3,751
Delaware VIPT Small Cap Value                          5,630    (1,202)       4,428
Delaware VIPT Trend                                    2,820    (4,261)      (1,441)
Delaware VIPT U.S. Growth                              1,047      (662)         385
Delaware VIPT Value                                      544       (81)         463
Fidelity VIP Contrafund Service Class                 12,485    (2,183)      10,302
Fidelity VIP Equity-Income Service Class                 609      (481)         128
Fidelity VIP Growth Service Class                        107      (146)         (39)
Fidelity VIP Growth Opportunities Service Class          771      (508)         263
Fidelity VIP High Income Service Class                   107      (412)        (305)
Fidelity VIP Overseas Service Class                      296      (150)         146
FTVIPT Franklin Small-Mid Cap Growth Securities          647      (114)         533
FTVIPT Templeton Foreign Securities Class 2              913      (906)           7
FTVIPT Templeton Growth Securities                        36       (47)         (11)
FTVIPT Templeton Growth Securities Class 2                70       (98)         (28)
Janus Aspen Series Balanced                            2,763    (3,053)        (290)
Janus Aspen Series Balanced Service Shares               808    (1,500)        (692)
Janus Aspen Series Global Technology Service Shares      332      (254)          78
Janus Aspen Series Mid Cap Growth Service Shares         963      (581)         382
Janus Aspen Series Worldwide Growth                    3,565    (7,973)      (4,408)
Janus Aspen Series Worldwide Growth Service Shares         4       (18)         (14)
Lincoln VIPT Aggressive Growth                            19       (92)         (73)
Lincoln VIPT Bond                                     16,225   (14,474)       1,751
Lincoln VIPT Capital Appreciation                      1,819      (519)       1,300
Lincoln VIPT Equity-Income                               148      (723)        (575)
Lincoln VIPT Global Asset Allocation                   2,284      (678)       1,606
Lincoln VIPT International                             6,005      (992)       5,013
Lincoln VIPT Money Market                             38,114   (43,684)      (5,570)
Lincoln VIPT Social Awareness                            134       (39)          95
MFS VIT Capital Opportunities                             19       (92)         (73)
MFS VIT Emerging Growth                                2,560    (1,549)       1,011
MFS VIT Total Return                                   4,432    (4,733)        (301)
MFS VIT Utilities                                      3,623    (1,305)       2,318
NB AMT Mid-Cap Growth                                  4,375    (6,118)      (1,743)
NB AMT Partners                                        4,648    (3,397)       1,251
NB AMT Regency                                           780      (191)         589
Putnam VT Growth  & Income Class IB                       --       (95)         (95)
Putnam VT Health Sciences Class IB                       509       (26)         483
DWS VIP EAFE Equity Index                              1,316    (8,913)      (7,597)
DWS VIP Equity 500 Index                               6,746   (10,619)      (3,873)
DWS VIP Small Cap Index                                3,015    (4,980)      (1,965)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of Lincoln Life & Annuity Company of New York

     and

Contract Owners of LLANY Separate Account R for Flexible Premium Variable Life Insurance

We have audited the accompanying statement of assets and liabilities of LLANY Separate Account R for Flexible Premium Variable Life Insurance ("Variable Account"), comprised of the subaccounts described in Note 1, as of December 31, 2006, the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Variable Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Variable Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting LLANY Separate Account R for Flexible Premium Variable Life Insurance at December 31, 2006, the results of their operations for the year then ended, and the changes in their net assets for each of the respective two years in the period then ended, in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Fort Wayne, Indiana
March 7, 2007

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

BALANCE SHEETS

                                                                2006    2005
                                                               ------   ------
                                                                (IN MILLIONS)
                                                               ---------------
ASSETS
Investments:
   Securities available-for-sale, at fair value:
      Fixed maturity (cost: 2006 -- $2,019; 2005 -- $2,012)    $2,046   $2,062
      Equity (cost: 2006 -- $3; 2005 -- $2)                         3        3
   Mortgage loans on real estate                                  174      182
   Policy loans                                                   153      148
   Other investments                                                3        4
                                                               ------   ------
         Total Investments                                      2,379    2,399
Cash and invested cash                                             35       16
Deferred acquisition costs and value of business
   acquired                                                       278      255
Premiums and fees receivable                                        2       --
Accrued investment income                                          30       30
Amounts recoverable from reinsurers                               108       92
Goodwill                                                          110      110
Other assets                                                       38       37
Assets held in separate accounts                                1,728    1,200
                                                               ------   ------
         Total Assets                                          $4,708   $4,139
                                                               ======   ======
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES
Insurance and investment contract liabilities:
   Insurance policy and claim reserves                         $  284   $  259
   Investment contract and policyholder funds                   1,993    1,981
                                                               ------   ------
         Total Insurance and Investment Contract Liabilities    2,277    2,240
Deferred gain on indemnity reinsurance                              2        3
Other liabilities                                                  82      104
Liabilities related to separate accounts                        1,728    1,200
                                                               ------   ------
         Total Liabilities                                      4,089    3,547
                                                               ------   ------
COMMITMENTS AND CONTINGENCIES (SEE NOTE 8)
SHAREHOLDER'S EQUITY
Common stock -- $100 par value authorized, issued
   and outstanding shares -- 20,000 (owned by The
   Lincoln National Life Insurance Company)                         2        2
Retained earnings                                                 607      572
Accumulated Other Comprehensive Income:
   Net unrealized gain on securities available-for-sale            10       18
                                                               ------   ------
         Total Accumulated Other Comprehensive Income              10       18
                                                               ------   ------
         Total Shareholder's Equity                               619      592
                                                               ------   ------
         Total Liabilities and Shareholder's Equity            $4,708   $4,139
                                                               ======   ======

See accompanying Notes to the Financial Statements

STATEMENTS OF INCOME

                                                          2006   2005   2004
                                                          ----   ----   ----
                                                             (IN MILLIONS)
                                                          ------------------
REVENUE:
Insurance premiums                                        $ 17   $  6   $ 11
Insurance fees                                              92     73     67
Net investment income                                      139    138    139
Realized loss on investments                                (3)    (3)    (5)
Other revenue and fees                                      --      1      1
                                                          ----   ----   ----
   Total Revenue                                           245    215    213
                                                          ----   ----   ----
BENEFITS AND EXPENSES:
Benefits                                                   124    114    116
Underwriting, acquisition, insurance and other expenses     72     58     52
                                                          ----   ----   ----
   Total Benefits and Expenses                             196    172    168
                                                          ----   ----   ----
Income before Federal Income Taxes                          49     43     45
Federal income taxes                                        14     14     15
                                                          ----   ----   ----
   Net Income                                             $ 35   $ 29   $ 30
                                                          ====   ====   ====

See accompanying Notes to the Financial Statements

STATEMENTS OF SHAREHOLDER'S EQUITY

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             ------------------
COMMON STOCK:
Balance at beginning and end-of-year                         $  2   $  2   $  2
RETAINED EARNINGS:
Balance at beginning-of-year                                  572    543    513
Comprehensive income                                           27      9     28
Less other comprehensive loss (net of federal income tax):
   Net unrealized loss on securities available-for-sale,
      net of reclassification adjustment                       (8)   (20)    (2)
                                                             ----   ----   ----
Net income                                                     35     29     30
                                                             ----   ----   ----
      Balance at End-of-Year                                  607    572    543
                                                             ----   ----   ----
NET UNREALIZED GAIN ON SECURITIES AVAILABLE-FOR-SALE:
Balance at beginning-of-year                                   18     38     40
Change during the year                                         (8)   (20)    (2)
                                                             ----   ----   ----
      Balance at End-of-Year                                   10     18     38
                                                             ----   ----   ----
Total Shareholder's Equity at End-of-Year                    $619   $592   $583
                                                             ====   ====   ====

See accompanying Notes to the Financial Statements

STATEMENTS OF CASH FLOWS

                                                       2006   2005    2004
                                                      ---------------------
                                                          (IN MILLIONS)
                                                      ---------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                            $  35  $  29   $  30
Adjustments to reconcile net income to net cash
   provided by operating  activities:
   Deferred acquisition costs and value of
      business acquired                                 (17)   (20)    (12)
   Insurance policy and claim reserve                    25    (72)    (59)
   Investment contract and policyholder funds            (5)   100      75
   Amounts recoverable from reinsurers                  (16)    (5)    (14)
   Federal income taxes                                 (10)    --       4
   Realized loss on investments and derivative
      instruments                                         2      3       5
   Other                                                 17    (16)     (6)
                                                      -----  -----   -----
      Net Adjustments                                    (4)   (10)     (7)
                                                      -----  -----   -----
      Net Cash Provided by Operating Activities          31     19      23
                                                      -----  -----   -----
CASH FLOWS FROM INVESTING ACTIVITIES:
Securities-available-for-sale:
   Purchases                                           (207)  (286)   (308)
   Sales                                                 55     47      88
   Maturities                                           148    182     164
Purchase of other investments                           (14)   (41)    (54)
Sale or maturity of other investments                     9     36      33
Other                                                   (20)   (20)     30
                                                      -----  -----   -----
      Net Cash Used in Investing Activities             (29)   (82)    (47)
                                                      -----  -----   -----
CASH FLOWS FROM FINANCING ACTIVITIES:
Universal life and investment contract deposits         257    240     246
Universal life and investment contract
   withdrawals                                         (181)  (194)   (165)
Investment contract transfers                           (59)   (16)    (44)
Common stock issued for benefit plans                    --     --      --
                                                      -----  -----   -----
      Net Cash Provided by Financing Activities          17     30      37
                                                      -----  -----   -----
      Net Increase (Decrease) in Cash and Invested
         Cash                                            19    (33)     13
Cash and Invested Cash at Beginning-of-Year              16     49      36
                                                      -----  -----   -----
      Cash and Invested Cash at End-of-Year           $  35  $  16   $  49
                                                      =====  ======= =====

See accompanying Notes to the Financial Statements

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Lincoln Life & Annuity Company of New York (the "Company" which may also be referred to as "we" or "us") is a wholly-owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly-owned subsidiary of Lincoln National Corporation ("LNC"). The Company is currently seeking approval to merge with and into Jefferson Pilot LifeAmerica Insurance Company ("JPLA"), an affiliate, with the name of the surviving entity being Lincoln Life & Annuity Company of New York. JPLA is also currently seeking approval for redomestication from New Jersey to New York. It is anticipated that the redomestication and then the merger will occur effective April 2, 2007. The New Jersey Insurance Department has already approved the redomestication of JPLA from New Jersey to New York. The acceptance of the redomestication to New York and the merger (with the associated name change) are still currently pending approval from the New York Insurance Department. We received regulatory approval for the novation of a block of business from LNL to the Company effective March 1, 2007. This movement of business is a portion of Management's plan to eliminate LNL's accredited reinsurer status in the state of New York. Once completed, this transaction will move approximately $3 billion in assets to the Company.

The Company's principal business consists of underwriting annuities and life insurance contracts sold through multiple distribution channels. The Company conducts business only in New York. Operations are divided into two operating businesses: Individual Markets and Employer Markets. These Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The balance sheet information presented in these financial statements and notes thereto is as of December 31 for each respective year. The statement of income information is for the year ended December 31 for each respective year.

USE OF ESTIMATES.

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

INVESTMENTS.

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"). Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, we apply professional judgment and make adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and interest income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments.

For the mortgage-backed securities portion of the available-for-sale fixed maturity securities portfolio, we recognize investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate;
2) the loan's observable market price; or 3) the fair value of the collateral. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. The net provision for losses is reported as realized gain (loss) on investments. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Policy loans are carried at aggregate unpaid balances.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments and net gain (loss) on reinsurance embedded derivative. See Note 3 for additional detail. Realized gain
(loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for deferred acquisition costs and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS.

We recognize all derivative instruments as either assets or liabilities in the Balance Sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has derivative instruments that are economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

We have certain modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements with embedded derivatives related to the funds withheld assets. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur.

See Note 10 for further discussion of our accounting policy for derivative instruments.

PROPERTY AND EQUIPMENT.

Property and equipment owned for company use is included in other assets in our Balance Sheet and is carried at cost less allowances for depreciation. Provisions for depreciation of property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets.

PREMIUMS AND FEES ON INVESTMENT PRODUCTS AND UNIVERSAL LIFE AND TRADITIONAL LIFE INSURANCE PRODUCTS.

INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS: Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS.

Assets and liabilities related to separate accounts represent segregated funds administered and invested by us for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the statements of income.

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, AND DEFERRED SALES INDUCEMENTS.

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS No. 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain (loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 18 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts, are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There are currently no deferred acquisition costs ("DAC") being amortized under SFAS 60 for fixed and variable payout annuities.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

Value of business acquired ("VOBA") is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products, (i.e., unit-linked products and variable deferred annuities) and over the premium paying period for insurance products, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

The carrying amounts of DAC and VOBA are adjusted for the effect of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale. Amortization expense of DAC and VOBA reflects an assumption for an expected level of credit-related investment losses. When actual credit-related investment losses are realized, we recognize a true-up to our DAC and VOBA amortization within realized gains and losses reflecting the incremental impact of actual versus expected credit-related investment losses. These actual to expected amortization adjustments can create volatility in net realized gains and losses.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") and are amortized into income over the life of the policy in a manner consistent with that used for DAC. (See above for discussion of amortization methodologies.)

Bonus credits and amounts credited to policyholders for enhanced interest rates on variable annuity contracts that are under dollar cost averaging ("DCA") funding arrangements are considered sales inducement and deferred as a sales inducement asset (referred to as "deferred sales inducements" or "DSI") included in other assets. DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

BENEFITS AND EXPENSES.

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in the Company's general account during 2004 through 2006 ranged from 4.00% to 7.00%. For traditional life, group health and disability income products, benefits and expenses, other than DAC and VOBA, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as guaranteed minimum death benefits ("GMDB"), and the change in fair values of guarantees for annuity products with guaranteed minimum withdrawal benefits ("GMWB") and guaranteed income benefits ("GIB").

GOODWILL.

We recognize the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause us to review the carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES.

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 1.25% to 10.00%.

The liabilities for future claim reserves for variable annuity products containing GMDB features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

With respect to its insurance and investment contract liabilities, the Company continually reviews its: 1) overall reserve position; 2) reserving techniques and 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

Business assumed by the Company includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2006 and 2005 participating policies comprised approximately 3% of the face amount of insurance in-force, and dividend expenses were $5 million for the year ended December 31, 2006, and $6 million for the years ended December 31, 2005 and 2004.

REINSURANCE.

The Company enters into reinsurance agreements with other companies in the normal course of its business. All reinsurance agreements, excluding Modco agreements, are reported on a gross basis. Modco agreements are reported net, since there is a right of offset.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS.

The Company's employees participate in the pension and postretirement benefit plans sponsored by LNC. Pursuant to the accounting rules for the obligations to employees under LNC's various pension and other postretirement benefit plans, LNC is required to make a number of assumptions to estimate related liabilities and expenses including the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan.

STOCK BASED COMPENSATION.

The Company expenses the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to common stock in shareholders' equity. For additional information on stock based incentive compensation see Note 8.

INCOME TAXES.

The Company has elected to file consolidated federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

RECLASSIFICATIONS.

Certain amounts reported in prior years' Financial Statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications have no effect on net income or shareholder's equity of the prior years.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT. In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, we adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on our income before Federal income taxes or net income.

Prior to January 1, 2006, the Company had adopted the retroactive restatement method under SFAS No. 148, "Accounting for Stock-based Compensation -- Transition and Disclosure," and restated all periods presented to reflect stock-based employee compensation cost under the fair value accounting method for all employee awards granted, modified or settled in fiscal years beginning after December 15, 1994.

See Note 8 for more information regarding our stock-based compensation plans.

STAFF ACCOUNTING BULLETIN NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS. In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006, with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on our financial statements.

STATEMENT OF POSITION 05-1 -- ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS. In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for DAC on internal replacements other than those described in SFAS 97. An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or
(c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We adopted this new accounting guidance effective January 1, 2007, impacting our Individual Markets Annuities business. Our adoption will result in a reduction to our DAC and VOBA balances between $1 million to $2 million pre-tax, which will be recorded as a reduction to retained earnings with no impact on net income. The adoption of this new guidance impacts our assumptions of lapsation used in the amortization of DAC and VOBA on some of our blocks of business. The impact of SOP 05-1 is expected to prospectively increase DAC and VOBA amortization $0 million to $1 million, pre-tax, in 2007 assuming that replacement activity, as defined by SOP 05-1, is comparable to recent years. Our estimates are based upon our interpretation of SOP 05-1 and the proposed implementation guidance and do not consider our interpretations of final implementation guidance that could be issued in 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ from our estimates as the issuance of new implementation guidance and evolving industry practice may affect our interpretation and implementation.

EITF 03-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS. In March 2004, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 established impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities. It also required the accrual of income on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made.

In September 2004, the FASB delayed the effective date of the accounting and measurement provisions of EITF 03-1 in order to consider further guidance. However, the disclosure requirements and the definition of other-than-temporary impairment ("OTTI") included in EITF 03-1 were not delayed, and accordingly we adopted the definition of OTTI to evaluate all securities within the scope of EITF 03-1 and provided the required disclosures.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of EITF 03-1, references existing OTTI guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 will be applied prospectively and is effective for reporting periods beginning after December 15, 2005. We adopted FSP 115-1 on January 1, 2006, without any material impact to the financial statements.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140. In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assts," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and, (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. We expect to adopt SFAS 155 beginning January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Upon adoption of SFAS 155, the fair value election may also be applied to hybrid financial instruments that had previously been bifurcated pursuant to SFAS 133. Prior period restatement is not permitted. SFAS 155 is not expected to have a material impact on our financial condition and results of operations at adoption, however, application of the requirements of SFAS 155 may result in the classification of additional derivative transactions with changes in fair value recognized in net income.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We adopted the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement was not permitted. The adoption of SFAS 155 did not have a material impact on our financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109. In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. We will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our financial condition or results of operations.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our financial condition and results of operations.

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value, and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential effects of SFAS 159 on our financial condition and results of operations.

STATEMENT OF POSITION 03-1 -- In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("the SOP").

The SOP provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for products with guaranteed benefits, such as GMDB, and for products with annuitization benefits such as guaranteed minimum income benefits. In addition, the SOP addresses the presentation and reporting of separate accounts, the capitalization and amortization of sales inducements, and secondary guarantees on universal-life type contracts. The Company implemented the provisions of the SOP as of January 1, 2004. Adjustments arising from implementation were not material.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale are as follows:

                                                 AMORTIZED COST   GAINS   LOSSES   FAIR VALUE
                                                 --------------   -----   ------   ----------
                                                                  (IN MILLIONS)
                                                 -----------------------------------------------
2006:
   Corporate bonds                                   $1,551       $ 40    $  (17)    $1,574
   U.S. Government bonds                                 11         --        --         11
   Foreign government bonds                              15          3        --         18
   Asset and mortgage-backed securities:
      Mortgage pass through securities                   38          1        (1)        38
      Collateralized mortgage obligations               164          1        (2)       163
      Commercial Mortgage Backed Securities             203          4        (2)       205
      Other asset-backed securities                      13         --        --         13
   State and municipal bonds                             21         --        --         21
   Redeemable preferred stocks                            3         --        --          3
                                                     ------       ----    ------     ------
         Total fixed maturity securities              2,019         49       (22)     2,046
Equity securities                                         3         --        --          3
                                                     ------       ----    ------     ------
         Total                                       $2,022       $ 49    $  (22)    $2,049
                                                     ======       ====    ======     ======
2005:
   Corporate bonds                                   $1,546       $ 59    $  (16)    $1,589
   U.S. Government bonds                                 11         --        --         11
   Foreign government bonds                              16          2        --         18
   Asset and mortgage-backed securities:
      Mortgage pass-through securities                   40          1        --         41
      Collateralized mortgage obligations               156          1        (2)       155
      Commercial Mortgage Backed Securities             208          6        (2)       212
      Other asset-backed securities                       7         --        --          7
   State and municipal bonds                             23          1        --         24
   Redeemable preferred stocks                            5         --        --          5
                                                     ------       ----    ------     ------
         Total fixed maturity securities              2,012         70       (20)     2,062
Equity securities                                         2          1        --          3
                                                     ------       ----    ------     ------
         Total                                       $2,014       $ 71    $  (20)    $2,065
                                                     ======       ====    ======     ======

Future maturities of fixed maturity securities available-for-sale are as follows:

                                                              AMORTIZED    FAIR
                                                                 COST      VALUE
                                                              ---------   ------
                                                                 (IN MILLIONS)
                                                              ------------------
Due in one year or less                                         $   92    $   92
Due after one year through five years                              477       483
Due after five years through ten years                             507       506
Due after ten years                                                525       546
                                                                ------    ------
   Subtotal                                                      1,601     1,627
Asset and mortgage-backed securities                               418       419
                                                                ------    ------
   Total                                                        $2,019    $2,046
                                                                ======    ======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The amortized cost and estimated fair value of investments in asset and mortgage-backed securities summarized by interest rates of the underlying collateral are as follows:

                                                               AMORTIZED    FAIR
                                                                  COST     VALUE
                                                               ---------   -----
                                                                 (IN MILLIONS)
                                                               -----------------
Below 5%                                                          $ 14      $ 14
5%-6%                                                              160       158
6%-7%                                                              141       141
Above 7%                                                           103       106
                                                                  ----      ----
   Total                                                          $418      $419
                                                                  ====      ====

The quality ratings of fixed maturity securities are as follows:

                  RATING AGENCY
    NAIC            EQUIVALENT          FAIR    % OF
DESIGNATION        DESIGNATION         VALUE   TOTAL
-----------   ---------------------   ------   ------
                                        (IN MILLIONS)
                                      ---------------
     1        AAA / AA / A            $1,338    65.4%
     2        BBB                        643    31.4%
     3        BB                          42     2.1%
     4        B                           16     0.8%
     5        CCC and lower                7     0.3%
     6        In or near default          --     0.0%
                                      ------   -----
                                      $2,046   100.0%
                                      ======   =====

The major categories of net investment income are as follows:

                                                              2006   2005   2004
                                                              ----   ----   ----
                                                                 (IN MILLIONS)
                                                              ------------------
Fixed maturity securities available-for-sale                  $119   $118   $120
Equity securities available-for-sale                            --     --     --
Mortgage loans on real estate                                   12     12     11
Policy loans                                                     9      9      9
Other investments                                                1      1      1
                                                              ----   ----   ----
   Investment revenue                                          141    140    141
Investment expense                                               2      2      2
                                                              ----   ----   ----
   Net investment income                                      $139   $138   $139
                                                              ====   ====   ====

The detail of the net realized gain (loss) on investments and derivative instruments is as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             ------------------
Fixed maturity securities available-for-sale
   Gross gain                                                 $ 2    $ 2    $ 3
   Gross loss                                                  (3)    (3)    (6)
Associated amortization of
   deferred acquisition costs and
   provision for policyholder commitments                      (2)    (3)    (2)
                                                              ---    ---    ---
Total Investments                                              (3)    (4)    (5)
Derivative instruments net of associated
   (amortization)/ restoration of deferred
   acquisition costs                                           --      1     --
                                                              ---    ---    ---
Total investments and derivative instruments                  $(3)   $(3)   $(5)
                                                              ===    ===    ===

Write-downs for other than temporary declines in fair value of fixed maturity securities and net changes in allowances for loss on mortgage loans, which are included in the realized loss on investments and derivative instruments shown above, are as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                               (IN MILLIONS)
                                                             ------------------
Fixed maturity securities available-for-sale                  $2     $2     $4

The change in net unrealized gains on investments in fixed maturity and equity securities available-for-sale is as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             ------------------
Fixed maturity securities                                    $(23)  $(56)   $(4)
Equity securities                                              (1)    --     --
                                                             ----   ----    ---
Total                                                        $(24)  $(56)   $(4)
                                                             ====   ====    ===

For securities available-for-sale held by the Company at December 31, 2006 and 2005, that are in unrealized loss status, the fair value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                             FAIR  % FAIR  AMORTIZED  % AMORTIZED  UNREALIZED  % UNREALIZED
                            VALUE   VALUE     COST        COST        LOSS         LOSS
                            -----  ------  ---------  -----------  ----------  ------------
                                                   (IN MILLIONS)
                            ---------------------------------------------------------------
2006
less than or equal
 to 90 days                  $222    23.4%    $224        23.1%       $ (2)          9.1%
greater than 90 days
 but less than or equal
 to 180 days                   13     1.4%      13         1.4%         --           0.0%
greater than 180 days but
 less than or equal to
 270 days                       5     0.5%       5         0.5%         --           0.0%
greater than 270 days but
 less than or equal to
 1 year                        91     9.6%      93         9.6%         (2)          9.1%
greater than 1 year           616    65.1%     634        65.4%        (18)         81.8%
                             ----   -----     ----       -----        ----         -----
   Total                     $947   100.0%    $969       100.0%       $(22)        100.0%
                             ====   =====     ====       =====        ====         =====
2005
less than or equal to
 90 days                     $167    21.2%    $168        20.8%       $ (1)          5.0%
greater than 90 days but
 less than or equal to
 180 days                     360    45.8%     367        45.5%         (7)         35.0%
greater than 180 days but
 less than or equal to
 270 days                      41     5.2%      42         5.2%         (1)          5.0%
greater than 270 days but
 less than or equal to
 1 year                        60     7.6%      62         7.7%         (2)         10.0%
greater than 1 year           159    20.2%     168        20.8%         (9)         45.0%
                             ----   -----     ----       -----        ----         -----
   Total                     $787   100.0%    $807       100.0%       $(20)        100.0%
                             ====   =====     ====       =====        ====         =====

For fixed maturity and equity securities available-for-sale with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                                    LESS THAN
                                                OR EQUAL TO TWELVE     GREATER THAN TWELVE
                                                      MONTHS                 MONTHS                   TOTAL
                                              ---------------------   ---------------------   ---------------------
                                                           GROSS                   GROSS                   GROSS
                                              CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                                VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                              --------   ----------   --------   ----------   --------   ----------
                                                                           (IN MILLIONS)
                                              ---------------------------------------------------------------------
2006
   Corporate bonds                              $277         $ (4)      $437        $(14)       $714        $(18)
   U.S. government bonds                           3           --         --          --           3          --
   Foreign government bonds                        1           --         --          --           1          --
   Asset and mortgage-backed securities:
      Mortgage pass-through securities            --           --         22          (1)         22          (1)
      Collateralized mortgage obligations         25           --         85          (2)        110          (2)
      Commercial mortgage backed securities       25           --         63          (1)         88          (1)
      Other asset-backed securities               --           --          1          --           1          --
   State and municipal bonds                      --           --          8          --           8          --
   Redeemable preferred stocks                    --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total fixed maturity securities         331           (4)       616         (18)        947         (22)
Equity securities                                 --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total                                  $331         $ (4)      $616        $(18)       $947        $(22)
                                                ====         ====       ====        ====        ====        ====

2005:
   Corporate bonds                              $437         $ (8)      $131        $ (8)       $568        $(16)
   U.S. government bonds                          --           --         --          --          --          --
   Foreign government bonds                       --           --         --          --          --          --
   Asset and mortgage-backed securities:
      Mortgage pass-through securities            20           --          5          --          25          --
      Collateralized mortgage obligations         94           (2)         6          --         100          (2)
      Commercial mortgage backed securities       69           (1)        16          (1)         85          (2)
      Other asset-backed securities                1           --         --          --           1          --
   State and municipal bonds                       7           --          1          --           8          --
   Redeemable preferred stocks                    --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total fixed maturity securities         628          (11)       159          (9)        787         (20)
Equity securities                                 --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total                                  $628         $(11)      $159        $ (9)       $787        $(20)
                                                ====         ====       ====        ====        ====        ====

Securities available-for-sale deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors considered by the Company in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) the Company's ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value. See Note 10 for a general discussion of the methodologies and assumptions used to determine estimated fair values.

Impaired mortgage loans and the related allowance for losses were not significant in 2006 and 2005.

The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance for losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

The mortgage loan allowance for losses for these impaired mortgage loans for the years ended December 31, 2006, 2005 and 2004 was less than $1 million for each period.

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were not significant in 2006, 2005 and 2004.

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2006 and 2005, the Company had no mortgage loans on non-accrual status and no mortgage loans past due 90 days on which interest was still being accrued.

As of December 31, 2006 and 2005, the Company had restructured mortgage loans of less than $1 million. The Company recorded less than $1 million of interest income on these restructured mortgage loans in 2006 and 2005. Interest income in the amount of less than $1 million would have been recorded in both 2006 and 2005 on these mortgage loans according to their original terms. As of December 31, 2006 and 2005, the Company had no outstanding commitments to lend funds on restructured mortgage loans.

As of December 31, 2006 the Company's investment commitments for fixed maturity securities (primarily private placements) and mortgage loans on real estate were $8 million.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled less than $1 million and $2 million at December 31, 2006 and 2005, respectively.

4. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                       2006   2005   2004
                       ----   ----   ----
                         (IN MILLIONS)
                       ------------------
Current                $(2)    $ 9    $13
Deferred                16       5      2
                       ---     ---    ---
   Total tax expense   $14     $14    $15
                       ===     ===    ===

The effective tax rate on pre-tax income is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Tax rate times pre-tax income        $17    $15    $16
Effect of:
   Tax-preferred investment income    (1)    (1)    (1)
   Other items                        (2)    --     --
                                     ---    ---    ---
      Provision for income taxes     $14    $14    $15
                                     ===    ===    ===
      Effective tax rate              29%    32%    34%

The Federal income tax asset (liability) is as follows:

                                        2006   2005
                                        ----   ----
                                       (IN MILLIONS)
                                       -------------
Current                                 $  7   $ (5)
Deferred                                 (41)   (31)
                                        ----   ----
   Total Federal income tax liability   $(34)  $(36)
                                        ====   ====

Components of the Company's deferred tax assets and liabilities are as follows:

                                                        2006   2005
                                                        ----   ----
                                                       (IN MILLIONS)
                                                       -------------
Deferred tax assets:
Insurance and investment contract liabilities           $ 60   $ 67
Investments                                                1      2
Compensation and benefit plans                             1     --
Ceding commission asset                                    2      3
Other                                                     --      5
                                                        ----   ----
   Total deferred tax assets                              64     77
                                                        ----   ----
Deferred tax liabilities:
Deferred acquisition costs                                54     40
Net unrealized gain on securities  available-for-sale      9     18
Present value of business in-force                        37     41
Other                                                      5      9
                                                        ----   ----
   Total deferred tax liabilities                        105    108
                                                        ----   ----
   Net deferred tax liability                           $ 41   $ 31
                                                        ====   ====

The Company files its tax return as part of a consolidated Federal income tax filing with its common parent, LNC. Net cash paid to LNC for Federal income taxes in 2006, 2005 and 2004 was $10 million, $13 million and $10 million, respectively.

At December 31, 2006 and 2005, the Company concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to the results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which LNC continues to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. The Company does not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", are as follows:

                                       2006   2005   2004
                                       ----   ----   ----
                                          (IN MILLIONS)
                                       ------------------
Insurance assumed                      $ --   $ --   $ --
Insurance ceded                         (38)   (46)   (38)
                                       ----   ----   ----
   Net reinsurance premiums and fees   $(38)  $(46)  $(38)
                                       ====   ====   ====

The income statement caption, "Benefits," is net of reinsurance recoveries of $44 million, $39 million and $57 million for the years ended December 31, 2006, 2005 and 2004, respectively.

A rollforward of the balance sheet account, "Deferred Acquisition Costs," is as follows:

                                           2006   2005   2004
                                           ----   ----   ----
                                              (IN MILLIONS)
                                           ------------------
Balance at beginning-of-year               $138   $ 82   $ 56
Deferral                                     55     50     41
Amortization                                (27)   (16)   (15)
Adjustment related to realized gains on
   securities available-for-sale             (2)    (2)    (2)
Adjustment related to unrealized  losses
   on securities available-for-sale           8     24      2
                                           ----   ----   ----
Balance at end-of-year                     $172   $138   $ 82
                                           ====   ====   ====

A rollforward of balance sheet account "Value of Business Acquired" is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                  (IN MILLIONS)
                               ------------------
Balance at beginning-of-year   $117   $131   $144
   Amortization, net            (11)   (14)   (13)
                               ----   ----   ----
Balance at end-of-year         $106   $117   $131
                               ====   ====   ====

Future estimated amortization of VOBA is as follows:

2007-$10   2008-$12         2009-$12
2010-$12   2011-$ 6   Thereafter-$54

Realized losses on investments and derivative instruments on the Statements of Income for 2006, 2005 and 2004 are net of amounts amortized against DAC and VOBA of $2 million, $3 million and $2 million, respectively. In addition, realized gains and losses are net of adjustments made to policyholder reserves. These amounts were not material for 2006, 2005 and 2004. The Company has either a contractual obligation or has a consistent historical practice of making allocations of investment gains and losses to certain policyholders.

A rollforward of deferred sales inducements, included in other assets on the balance sheet, is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                  (IN MILLIONS)
                               ------------------
Balance at beginning-of-year   $ 8    $ 5     $ 2
   Capitalized                   3      4       3
   Amortization                 (1)   $(1)     --
                               ---    ---     ---
Balance at end-of-year         $10    $ 8     $ 5
                               ===    ===     ===

Details underlying the income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             -------------------
Commissions                                                  $ 53   $ 40   $ 51
General and administrative expenses                            31     33     10
Deferred acquisition costs net of amortization                (28)   (34)   (26)
Other intangibles amortization                                 11     14     13
Taxes, licenses and fees                                        5      4      4
Restructuring charges-includes merger-integration expenses     --      1     --
                                                             ----   ----   -----
   Total                                                     $ 72   $ 58   $ 52
                                                             ====   ====   ====

The carrying amount of goodwill by reportable segment as of December 31 is as follows:

                       2006   2005
                       ----   ----
                      (IN MILLIONS)
                      -------------
Individual Markets:
Life Insurance         $ 93   $ 93
Annuities                17     17
                       ----   ----
   Total               $110   $110
                       ====   ====

Details underlying the balance sheet caption, "Investment Contract and Policyholder Funds," are as follows:

                                                     DECEMBER 31,
                                                   ---------------
                                                    2006     2005
                                                    -----    -----
                                                    (IN MILLIONS)
                                                   ---------------
Premium deposit funds                              $1,000   $1,027
Other policyholder funds                              960      926
Deferred front end loads                               27       20
Undistributed earnings on participating business        6        8
                                                   ------   ------
   Total                                           $1,993   $1,981
                                                   ======   ======

Property and Equipment, which is included in other assets on the balance sheet, includes accumulated depreciation of less than $1 million at both December 31, 2006 and 2005.

6. INSURANCE BENEFIT RESERVES

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). The Company also issues variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where the Company contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006 and 2005. (Note that the Company's variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

                                                         2006    2005
                                                         ----    ----
                                                      IN EVENT OF DEATH
                                                    ---------------------
                                                    (DOLLARS IN MILLIONS)
                                                    ---------------------
RETURN OF NET DEPOSIT
   Account value                                        $1,217   $986
   Net amount at risk                                        1      1
   Average attained age of contractholders                  49     49
RETURN OF NET DEPOSITS PLUS A  MINIMUM RETURN(1)
   Average attained age of contractholders                  76     75
   Guaranteed minimum return                                 5%     5%
HIGHEST SPECIFIED ANNIVERSARY ACCOUNT VALUE MINUS
   WITHDRAWALS POST ANNIVERSARY
   Account value                                        $  864   $633
   Net amount at risk                                        2      3
   Average attained age of contractholders                  64     63

----------
(1) Account values and net amounts at risk were not significant for 2006 and 2005.

Approximately $718 million and $390 million of separate account values at December 31, 2006 and 2005 respectively, were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS No. 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006 and 2005, we had approximately $20 million and $4 million of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

                                                             2006    2005
                                                             ----    ----
                                                            (IN MILLIONS)
                                                            -------------
Asset Type
Domestic equity                                             $  839   $546
International equity                                           148     86
Bonds                                                          190    136
                                                            ------   ----
   Total                                                     1,177    768
Money market                                                   148     97
                                                            ------   ----
   Total                                                    $1,325   $865
                                                            ======   ====
Percent of total variable annuity separate account values       81%    74%
                                                            ======   ====

The following table summarizes the liabilities for GMDB:

                              GMDB
                          2006   2005
                          ----   ----
                         (IN MILLIONS)
                         -------------
Balance at January 1       $--    $--
Changes in reserves          1     --
Benefits paid               --     --
                           ---    ---
Balance at December 31     $ 1    $--
                           ===    ===

7. EMPLOYEE BENEFIT PLANS

The Company's employees are included in LNC's various benefit plans that provide for pension and other post-retirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

LNC maintains funded defined benefit pension plans for most of its U.S. employees including those of the Company. Effective January 1, 2002, the employees' pension plan was converted to a cash balance formula. Eligible employees retiring before 2012 will have their benefits calculated under both the old final average pay formula and the cash balance formula and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the cash balance formula. Benefits under the final average pay formula are based on total years of service and the highest 60 months of compensation during the last 10 years of employment. Under the cash balance formula, employees have guaranteed account balances that earn annual benefit credits and interest credits each year. Annual benefit credits are based on years of service and base salary plus bonus. All benefits accruing under the defined benefit plan for agents were frozen as of December 31, 1994. The plan is funded by contributions to a tax-exempt trust. LNC's funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future. Effective January 1, 2005, LNC amended the employees' pension plan to include 100% of eligible bonus amounts as compensation under the cash balance formula only.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees (including those of the Company): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans. The supplemental retirement plan provides defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain officers of the Company with a defined pension benefit based on years of service and final monthly salary upon death or retirement. This plan was frozen as of December 31, 2004.

LNC also sponsors unfunded plans that provide post-retirement medical, dental and life insurance benefits to full-time U.S. employees who, depending on the plan, have worked for the Company 10 years and attained age 55. Medical and dental benefits are also available to spouses and other dependents of employees. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employee's post-retirement plan was amended to provide that employees not attaining age 50 by that date are not eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees that attain the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age 70. Beginning January 1, 2002, the employees' post-retirement plan was amended to require employees not yet age 50 with five years of service by year end 2001 to pay the full medical and dental premium cost when they retire.

LNC uses December 31 as the measurement date for its pension and post-retirement plans.

401(k) AND PROFIT SHARING PLANS

LNC sponsors contributory defined contribution plans (401(k) plans) for eligible U.S. employees (including those of the Company.) The Company's contribution to the 401(k) plans is equal to 50% of each participant's pre-tax contribution, not to exceed 6% of base pay plus cash bonus, and is invested as directed by the participant. An additional discretionary contribution of up to 100% may be made with respect to a participant's pre-tax contribution (again up to 6% of base pay plus cash bonus). The amount of discretionary contribution varies according to whether LNC has met certain performance-based criteria as determined by the Compensation Committee of LNC's Board of Directors. The Company's expense for the 401 (k) plan were not significant in 2006, 2005 and 2004.

DEFERRED COMPENSATION PLANS

LNC sponsors deferred compensation plans for certain U.S. employees including those of the Company who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a menu of "phantom" investment options (identical to those offered under LNC's qualified savings plans) used as investment measures for calculating the investment return notionally credited to their deferrals. Under the terms of these plans, the Company agrees to pay out amounts based upon the aggregate performance of the investment measures selected by the participants. The Company makes matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of the Company's contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans were not significant in 2006, 2005, and 2004.

The Company's total liabilities associated with these plans were $1 million at December 31, 2006 and 2005.

8. STOCK-BASED INCENTIVE COMPENSATION PLANS

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights, restricted stock awards, restricted stock units, and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement.

Total pre-tax compensation expense for stock-based awards to employees of the Company was not significant for 2006, 2005 and 2004.

9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

STATUTORY INFORMATION AND RESTRICTIONS

Net income (loss) as determined in accordance with statutory accounting practices for the Company was $(22) million, $(12) million and $21 million for 2006, 2005 and 2004 respectively.

Statutory surplus for the Company was $230 million and $254 million at December 31, 2006 and 2005, respectively. The state of New York has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and effect the Company's reported statutory surplus. The Company utilizes a prescribed method for calculating annuity reserves, which decreased statutory surplus by $3 million and $2 million at December 31, 2006 and 2005, respectively. The Company also uses a permitted valuation interest rate on certain annuities, which decreased statutory surplus by less than $1 million at December 31, 2006 and 2005.

The Company is subject to certain insurance department restrictions as to the transfer of funds and payment of dividends to LNL. Dividends cannot be declared by state of New York life insurance companies without 30-day notice to the Superintendent, who may disapprove. Dividends on Company stock are paid as declared by its Board of Directors. No dividends were declared in 2006, 2005, or 2004.

MARKETING AND COMPLIANCE ISSUES

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, the Company has received inquiries including requests for information and/or subpoenas from various authorities including the SEC, the National Association of Securities Dealers ("NASD") and the New York Attorney General, as well as notices of potential proceedings from the SEC and NASD. The Company is in the process of responding to, and in some cases has settled or is in the process of settling, certain of those inquiries and potential proceedings. We continue to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. The Company's management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect the Company's financial position.

INSURANCE CEDED AND ASSUMED

The Company cedes insurance to other insurance companies. The portion of risks exceeding the company's retention limit is reinsured with other insurers. The Company seeks reinsurance coverage within the businesses that sell life insurance to limit its liabilities. As of December 31, 2006, the Company's maximum retention was less than $1 million on a single insured. Portions of the Company's deferred annuity business have been reinsured on a Modco basis with other companies to limit the company's exposure to interest rate risks. At December 31, 2006, the ceded reserves associated with these reinsurance arrangements totaled $15 million. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying Financial Statements reflect premiums, benefits and deferred acquisition costs net of insurance ceded (see Note 5). The Company remains liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

As a result of indemnity reinsurance transactions entered into by the Company to purchase business from Aetna, Inc. and CIGNA Corporation insurance companies, the Company assumes insurance from these companies. Other amounts of insurance are assumed as a result of smaller purchases made by the Company.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, the Company did not have a material concentration of financial instruments in a single investee or industry. The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 2006 29% of such mortgages, or $51 million, involved properties located in California, Illinois and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $4 million. Also at December 31, 2006, the Company did not have a material concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial position. Because the Company sells insurance products only in the state of New York, the Company does have a material concentration of its business in that state. This concentration could make the Company vulnerable to legislative or other risks that might significantly impact the ability to do business in the state of New York. The Company is not aware of any significant risks as a result of this geographic concentration.

OTHER CONTINGENCY MATTERS

The Company is involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of the Company.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of December 31, 2006 and 2005 the Company's derivative instruments consisted principally of the reinsurance related embedded derivative attributable to Modco and CFW arrangements. See Notes 1 and 10 for additional information.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

FIXED MATURITY AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE

The estimated fair value of mortgage loans on real estate is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or; 3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS

The estimated fair value of investments in policy loans is calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

DERIVATIVE INSTRUMENTS

Fair values for these contracts are based on current settlement values. These values are based on industry standard models that are commercially available for put options. These models project cash flows of the derivatives using current and implied future market conditions. The cash flows are then present-valued to arrive at the derivatives' current fair market values.

OTHER INVESTMENTS, CASH AND INVESTED CASH

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting. Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

INVESTMENT TYPE INSURANCE CONTRACTS

The balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contract and Policyholder Funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contract and Policyholder Funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor has the Company determined the fair value of such contracts. It is the Company's position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed.

INVESTMENT COMMITMENTS

Fair values for commitments to make investments in fixed maturity securities (primarily private placements) are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS

Assets held in separate accounts are reported at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                                         2006                2005
                                                                 ------------------   ------------------
                                                                 CARRYING     FAIR    CARRYING     FAIR
                                                                   VALUE     VALUE      VALUE     VALUE
                                                                 --------   -------   --------   -------
                                                                                (IN MILLIONS)
                                                                 ---------------------------------------
Assets (liabilities):
Fixed maturities securities                                       $ 2,046   $ 2,046    $ 2,062   $ 2,062
Equity securities                                                       3         3          3         3
Mortgage loans on real estate                                         174       178        182       189
Policy loans                                                          153       164        148       158
Other investments                                                       3         3          4         4
Cash and invested cash                                                 35        35         16        16
Investment type insurance contracts:
   Deposit contracts and certain guaranteed interest contracts     (1,039)   (1,027)    (1,007)   (1,016)
   Remaining guaranteed interest and similar contracts                 --        --         --        --
Investment commitments                                                 --        --         --        --
Derivative instruments*                                                 2         2         --        --

----------
* Total derivative instruments for 2006 represent reinsurance related embedded derivatives of $2 million recorded as a contraliability in insurance policy and claim reserves on the Balance Sheets.

As of December 31, 2006 and 2005, the carrying value of the deposit contracts and certain guaranteed contracts is net of deferred acquisition costs of $17 million and $20 million, respectively, excluding adjustments for deferred acquisition costs applicable to changes in fair value of securities. The carrying values of these contracts are stated net of deferred acquisition costs so that they are comparable with the fair value basis.

11. SEGMENT INFORMATION

In the quarter ended June 30, 2006, LNC completed its merger with Jefferson-Pilot and changed its management organization. LNC also realigned its reporting segments to reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. As a result of these changes, we provide products and services in two operating businesses:
(1) Individual Markets and (2) Employer Markets, and report results through three business segments. The following is a brief description of these segments.

Individual Markets. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

Employer Markets. The Employer Markets business provides its products through the Retirement Products segment. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Retirement Products segment, which consists of its Defined Contribution and Executive Benefits businesses, Employer Markets provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance.

We also have "Other Operations," which includes the financial data for operations that are not directly related to the business segments as well as unallocated items (such as corporate investment income on assets not allocated to our business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Financial data by segment for 2004 through 2006 is as follows:

                                      2006   2005   2004
                                      ----   ----   ----
                                         (IN MILLIONS)
                                      ------------------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Annuities                       $ 35   $ 22   $ 22
      Life Insurance                   147    121    134
                                      ----   ----   ----
      Total Individual Markets         182    143    156
                                      ----   ----   ----
   Employer Markets:
      Retirement Products               55     53     50
Other Operations                        11     22     12
Net realized investment results(1)      (3)    (3)    (5)
                                      ----   ----   ----
      Total                           $245   $215   $213
                                      ====   ====   ====
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Annuities                       $ 10   $  4   $  2
      Life Insurance                    18     17     22
                                      ----   ----   ----
      Total Individual Markets          28     21     24
                                      ----   ----   ----
   Employer Markets:
      Retirement Products                3      2      2
Other Operations                         6      8      7
Net realized investment results(2)      (2)    (2)    (3)
                                      ----   ----   ----
Net Income                            $ 35   $ 29   $ 30
                                      ====   ====   ====

                          2006     2005
                         ------   ------
                          (IN MILLIONS)
                         ---------------
ASSETS:
   Annuities             $1,590   $1,141
   Life Insurance         1,762    1,627
   Retirement Products    1,284    1,209
   Other Operations          72      162
                         ------   ------
Total                    $4,708   $4,139
                         ======   ======

----------
(1) Includes realized losses on investments of $3 million, $4 million and $5 million for 2006, 2005 and 2004, respectively; and realized gains on derivative instruments of $1 million for 2005.

(2) Includes realized losses on investments of $2 million, $2 million and $3 million for 2006, 2005 and 2004, respectively.

12. SHAREHOLDER'S EQUITY

LNL owns all of the 20,000 authorized, issued and outstanding shares of $100 par value common stock of the Company.

Details underlying the balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                         2006     2005
                                        ------   ------
                                         (IN MILLIONS)
                                        ---------------
Fair value of securities
   available-for-sale                   $2,049   $2,065
Cost of securities available-for-sale    2,022    2,014
                                        ------   ------
Unrealized gain                             27       51
Adjustments to deferred
   acquisition costs                       (10)     (18)
Amounts required to satisfy
   policyholder commitments                 (1)      (3)
Deferred income taxes                       (6)     (12)
                                        ------   ------
   Net unrealized gain on securities
      available-for-sale                $   10   $   18
                                        ======   ======

Details underlying the change in net unrealized gain on securities available-for-sale, net of reclassification adjustment shown on the Statements of Shareholder's Equity are as follows:

                                           2006   2005   2004
                                           ----   ----   ----
                                              (IN MILLIONS)
                                           ------------------
Unrealized gains (losses) on securities
   available-for-sale arising during
   the year                                $(13)  $(30)   $ 1
Less: Reclassification adjustment for
   gains on disposals of prior year
   inventory included in net income(1)        1      1      2
Less: Federal income tax expense
   (benefit) on reclassification             (6)   (11)     1
                                           ----   ----    ---
Net change in unrealized gain (loss) on
   securities available-for-sale, net of
   reclassifications and federal income
   tax expense (benefit)                   $ (8)  $(20)   $(2)
                                           ====   ====    ===

----------
(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments.

Adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments are netted against the deferred acquisition costs asset line and included within the insurance policy and claim reserve line on the Balance Sheets, respectively.

13. RESTRUCTURING CHARGES

The following provides details on the Company's restructuring charges.

All restructuring charges recorded by the Company are included in underwriting, acquisition, insurance and other expenses within Other Operations on the Statements of Income in the years incurred.

2003 RESTRUCTURING PLAN

In January 2003, LNL realigned the operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning us for future growth. In February 2003, LNL announced plans to consolidate our fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, LNL announced that it was combining its retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. In August 2003, LNL announced additional realignment activities. The total restructuring cost to the Company was less than $1 million in both 2005 and 2004. There were no restructuring charges in 2006. Additional amounts expended that do not qualify as restructuring charges were less than $1 million for 2004. There were no amounts expended that do not qualify as restructuring during 2006 and 2005. These plans were completed in 2006.

14. TRANSACTIONS WITH AFFILIATES

The Company's products are primarily distributed through affiliated organizations, LFA and LFD. The Company paid $5 million, $15 million and $13 million in 2006, 2005, and 2004, respectively to these organizations based on business produced by them.

Delaware Management Holdings Inc. ("DMH"), a wholly owned subsidiary of LNC, is responsible for the management of the Company's general account investments. The management of these investments is priced on an "at cost" basis. The Company paid fees of approximately $2 million to DMH for investment management services in 2006, 2005 and 2004, respectively.

The Company provides services to and receives services from affiliated companies plus it receives an allocation of corporate overhead from LNC, which resulted in net payments of $33 million, $28 million and $25 million in 2006, 2005 and 2004, respectively. The Company's related accounts payable to affiliates was $4 million and $1 million as of December 31, 2006 and 2005, respectively.

The Company cedes business to one affiliated company, LNL. During the fourth quarter of 2004, the Company entered into an additional arrangement with Lincoln National Reinsurance Company Limited relating to certain risks for certain universal life policies, which resulted from recent actuarial reserving guidelines. The caption insurance premiums, in the accompanying Statements of Income has been reduced by $3 million, $9 million and $7 million for premiums paid on these contracts in 2006, 2005, and 2004, respectively. The captions insurance policy and claim reserves and contractholder funds, in the accompanying balance sheets have been reduced by $9 million and $11 million related to reserve credits taken on these contracts as of December 31, 2006 and 2005, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Lincoln Life & Annuity Company of New York

We have audited the accompanying balance sheets of Lincoln Life & Annuity Company of New York ("Company") as of December 31, 2006 and 2005, and the related statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Life & Annuity Company of New York at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 19, 2007

AUDITED FINANCIAL STATEMENTS

Jefferson Pilot LifeAmerica Insurance Company
As of December 31, 2006 and 2005 and For the Periods April 3 Through
December 31, 2006 and January 1 Through April 2, 2006 and For the Years Ended December 31, 2005 and 2004

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                 JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY

                          AUDITED FINANCIAL STATEMENTS

      AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE PERIODS APRIL 3 THROUGH DECEMBER 31, 2006 AND JANUARY 1 THROUGH APRIL 2, 2006 AND FOR THE YEARS ENDED
                           DECEMBER 31, 2005 AND 2004

CONTENTS

Report of Independent Registered Public Accounting Firm                      F-1
Audited Financial Statements
   Balance Sheets as of December 31, 2006 and 2005                           F-2
Statements of Income for the periods April 3 through December 31, 2006, and January 1 through April 2, 2006 and the years ended December 31,
   2005 and 2004                                                             F-4
Statements of Stockholder's Equity for the periods April 3 through
   December 31, 2006 and January 1 through April 2, 2006 and for the years
   ended December 31, 2005 and 2004                                          F-5
Statements of Cash Flows for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended
   December 31, 2005 and 2004                                                F-6
Notes to Financial Statements                                                F-7

                   [THIS PAGE INTENTIONALLY LEFT BLANK]

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Jefferson Pilot LifeAmerica Insurance Company

We have audited the accompanying balance sheets of Jefferson Pilot LifeAmerica Insurance Company (a wholly owned subsidiary of Jefferson Pilot Financial Insurance Company) as of December 31, 2006 and 2005, and the related statements of income, stockholder's equity, and cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferson Pilot LifeAmerica Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Greensboro, North Carolina
March 19, 2007

                 JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               DECEMBER 31,
                                                         -----------------------
                                                            2006         2005
                                                         ----------   ----------
ASSETS
Investments:
   Debt securities available-for-sale, at fair value
      (amortized cost  $1,239,939 and $1,112,279)        $1,247,554   $1,129,040
   Debt securities held-to-maturity, at amortized cost
      (fair value  $0 and $107,519)                              --      104,140
   Equity securities available-for-sale, at fair value
      (cost $1,798 and $1,144)                                1,812        1,570
   Mortgage loans on real estate                             77,081       84,644
   Policy loans                                              30,907       30,219
                                                         ----------   ----------
Total investments                                         1,357,354    1,349,613
Cash and cash equivalents                                     8,254        4,748
Accrued investment income                                    18,927       18,192
Due from reinsurers                                          11,293        9,734
Deferred policy acquisition costs                            25,760       53,262
Value of business acquired                                   62,552       11,187
Goodwill                                                     53,556       19,382
Other assets                                                  4,725        1,576
Assets held in separate accounts                             24,388       20,487
                                                         ----------   ----------
Total assets                                             $1,566,809   $1,488,181
                                                         ==========   ==========

See accompanying notes.

                                                              DECEMBER 31,
                                                        ------------------------
                                                           2006          2005
                                                        ----------   -----------
LIABILITIES
Policy liabilities:
   Future policy benefits                               $  157,544   $  130,812
   Policyholder contract deposits                        1,082,087    1,082,688
   Policy and contract claims                                5,773        2,915
   Other                                                    19,857       16,754
                                                        ----------   ----------
Total policy liabilities                                 1,265,261    1,233,169
Currently recoverable income taxes                          (4,599)      (4,130)
Deferred income tax liabilities                             20,836       13,580
Accounts payable, accruals and other liabilities             8,309        7,398
Liabilities related to separate accounts                    24,388       20,487
                                                        ----------   ----------
Total liabilities                                        1,314,195    1,270,504

Commitments and contingent liabilities (see Note 13)

STOCKHOLDER'S EQUITY
   Common stock, par value $20 per share, 132,000
      shares,  authorized,  issued and outstanding           2,640        2,640
   Paid in capital                                         230,447      178,399
   Retained earnings                                        15,849       27,449
   Accumulated other comprehensive income                    3,678        9,189
                                                        ----------   ----------
Total stockholder's equity                                 252,614      217,677
                                                        ----------   ----------
Total liabilities and stockholder's equity              $1,566,809   $1,488,181
                                                        ==========   ==========

See accompanying notes.

                 JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                              STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                          PERIOD FROM   PERIOD FROM
                                                            APRIL 3      JANUARY 1         YEAR ENDED
                                                            THROUGH       THROUGH         DECEMBER 31,
                                                          DECEMBER 31,    APRIL 2,    ------------------
                                                              2006          2006        2005       2004
                                                          -----------   -----------   --------   -------
REVENUE
Premiums and other considerations                           $18,120       $ 4,926     $ 10,088   $ 6,003
Universal life and investment product charges                17,462         5,468       22,239    16,720
Net investment income                                        57,063        18,736       78,380    79,168
Realized investment losses                                      (13)          (95)      (3,911)   (3,564)
                                                            -------       -------     --------   -------
Total revenues                                               92,632        29,035      106,796    98,327

BENEFITS AND EXPENSES
Insurance and annuity benefits                               48,271        17,530       63,771    65,260
Insurance commissions, net of deferrals                       1,956           685        1,192     1,596
General and administrative expenses, net of deferrals         7,837         2,116        7,958     5,736
Insurance taxes, licenses and fees                            2,414           885        2,187     2,579
Amortization of deferred acquisition costs and value of
   business acquired                                          7,469         2,307       10,580     4,025
Interest expense                                                  3            14           18         1
                                                            -------       -------     --------   -------
Total benefits and expenses                                  67,950        23,537       85,706    79,197
                                                            -------       -------     --------   -------
Income before income taxes                                   24,682         5,498       21,090    19,130
INCOME TAXES:
   Current                                                   (6,007)         (432)       4,712     1,774
   Deferred                                                  14,840         2,391        2,890     4,856
                                                            -------       -------     --------   -------
Total income taxes                                            8,833         1,959        7,602     6,630
                                                            -------       -------     --------   -------
Net income                                                  $15,849       $ 3,539     $ 13,488   $12,500
                                                            =======       =======     ========   =======

See accompanying notes.

                  JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                       STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                                          ACCUMULATED
                                                                             OTHER           TOTAL
                                         COMMON    PAID IN    RETAINED   COMPREHENSIVE   STOCKHOLDER'S
                                         STOCK     CAPITAL    EARNINGS       INCOME         EQUITY
                                        -------   ---------   --------   -------------   -------------
BALANCE, JANUARY 1, 2004                $ 2,640   $ 178,399   $ 21,461      $ 27,536       $ 230,036
Net income                                   --          --     12,500            --          12,500
Unrealized loss on available-for-sale
   securities, net of taxes                  --          --         --        (1,205)         (1,205)
                                                                                           ---------
   Comprehensive income                      --          --         --            --          11,295
Dividends paid                               --          --    (15,000)           --         (15,000)
                                        -------   ---------   --------      --------       ---------
BALANCE, DECEMBER 31, 2004                2,640     178,399     18,961        26,331         226,331
                                        =======   =========   ========      ========       =========
Net income                                   --          --     13,488            --          13,488
Unrealized loss on available-for-sale
   securities, net of taxes                  --          --         --       (17,142)        (17,142)
                                                                                           ---------
   Comprehensive loss                        --          --         --            --          (3,654)
Dividends paid                               --          --     (5,000)           --          (5,000)
                                        -------   ---------   --------      --------       ---------
BALANCE, DECEMBER 31, 2005                2,640     178,399     27,449         9,189         217,677
                                        =======   =========   ========      ========       =========
Net income                                   --          --      3,539            --           3,539
Parent company capital contribution
   for stock option expense                  --         530         --            --             530
Unrealized loss on available-for-sale
   securities, net of taxes                  --          --         --       (10,314)        (10,314)
                                                                                           ---------
   Comprehensive loss                        --          --         --            --          (6,245)
                                        -------   ---------   --------      --------       ---------
BALANCE, APRIL 2, 2006                    2,640     178,929     30,988        (1,125)        211,432
                                        =======   =========   ========      ========       =========
Acquisition by Lincoln National
   Corporation:
Sale of stockholder's equity             (2,640)   (178,929)   (30,988)        1,125        (211,432)
Lincoln National Corporation
   purchase price                         2,640     230,447         --            --         233,087
                                        -------   ---------   --------      --------       ---------
BALANCE, APRIL 3, 2006                    2,640     230,447         --            --         233,087
                                        =======   =========   ========      ========       =========
Net income                                   --          --     15,849            --          15,849
Unrealized gain on available-for-sale
   securities, net of taxes                  --          --         --         3,678           3,678
                                                                                           ---------
   Comprehensive income                      --          --         --            --          19,527
                                        -------   ---------   --------      --------       ---------
BALANCE, DECEMBER 31, 2006              $ 2,640   $ 230,447   $ 15,849      $  3,678       $ 252,614
                                        =======   =========   ========      ========       =========

See accompanying notes.

                  JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                       PERIOD FROM    PERIOD FROM
                                                          APRIL 3      JANUARY 1          YEAR ENDED
                                                          THROUGH       THROUGH          DECEMBER 31,
                                                       DECEMBER 31,     APRIL 2,    ---------------------
                                                           2006           2006         2005        2004
                                                       ------------   -----------   ---------   ---------
OPERATING ACTIVITIES
Net income                                               $  15,849     $   3,539    $  13,488   $  12,500
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Change in policy liabilities other than deposits         10,587         2,431       (5,469)      3,272
   Credits to policyholder accounts, net                     4,825         3,911       24,733      30,097
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                     (26,651)       (3,513)     (11,882)     (9,832)
   Change in receivables and asset accruals                 (2,557)         (872)       2,430         265
   Change in payables and expense accruals                  14,810         1,453        7,415      (5,073)
   Realized investment losses                                   13            95        3,911       3,564
   Depreciation and amortization (accretion)                (2,258)          588        2,359       1,473
   Amortization (accretion) and additions to
      value of business acquired, net                          639           284        2,262      (2,284)
   Stock compensation                                           --           530           --          --
   Other                                                     3,709           (52)          --         910
                                                         ---------     ---------    ---------   ---------
Net cash provided by operating activities                   18,966         8,394       39,247      34,892
                                                         ---------     ---------    ---------   ---------
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                    52,806        12,039      134,734      31,932
   Maturities, calls and redemptions                        96,135        15,895      117,009      92,976
   Purchases                                              (193,889)       (8,265)    (204,588)   (209,339)
Securities held-to-maturity:
   Sales                                                        --            35          226         298
   Maturities, calls and redemptions                            --         3,396       22,263      10,617
   Purchases                                                    --            --          (32)         --
Repayments of mortgage loans                                 5,915         1,028       82,275       6,420
Mortgage loans originated                                       --            --     (114,334)    (15,700)
Increase in policy loans, net                                 (299)         (389)      (1,189)     (1,477)
Other investing activities, net                                105          (150)          --          (1)
                                                         ---------     ---------    ---------   ---------
Net cash provided by (used in) investing activities        (39,227)       23,589       36,364     (84,274)
                                                         ---------     ---------    ---------   ---------
FINANCING ACTIVITIES

Policyholder contract deposits                             172,521        26,770      123,658     146,140
Withdrawals of policyholder contract deposits             (142,552)      (64,955)    (196,204)    (97,603)
Cash dividends paid                                             --            --       (5,000)    (15,000)
                                                         ---------     ---------    ---------   ---------
Net cash provided by (used in) financing activities         29,969       (38,185)     (77,546)     33,537
                                                         ---------     ---------    ---------   ---------
Net increase (decrease) in cash and cash equivalents         9,708        (6,202)      (1,935)    (15,845)
Cash and cash equivalents, beginning                        (1,454)        4,748        6,683      22,528
                                                         ---------     ---------    ---------   ---------
Cash and cash equivalents, ending                        $   8,254     $  (1,454)   $   4,748   $   6,683
                                                         =========     =========    =========   =========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                            $       3     $      14    $      18   $       1
                                                         =========     =========    =========   =========

See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  JEFFERSON-PILOT LIFEAMERICA INSURANCE COMPANY
                          (DOLLAR AMOUNTS IN THOUSANDS)
                                DECEMBER 31, 2006

1. NATURE OF OPERATIONS

Jefferson-Pilot LifeAmerica Insurance Company (JP LifeAmerica or the Company), a wholly owned subsidiary of Jefferson Pilot Financial Insurance Company (the Parent), is domiciled in the state of New Jersey. Prior to April 3, 2006, the Parent was wholly owned by Jefferson-Pilot Corporation (Jefferson-Pilot). The Company is principally engaged in the sale of individual life insurance products, individual annuity products, and worksite and group non-medical products (primarily term life and disability) in the states of New York and New Jersey. These products are marketed primarily through personal producing general agents and brokers throughout the United States.

On April 3, 2006, Lincoln National Corporation (LNC or the Ultimate Parent) completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard
(SFAS) No. 141, Business Combinations (SFAS 141), and Jefferson Pilot Financial Insurance Company became wholly owned by LNC. The New York Insurance Department is reviewing for approval a request to merge the Lincoln Life and Annuity Company of New York (LLANY), with and into the Company and the Company into Lincoln National Life Insurance Company (LNL) on April 2, 2007, along with the resulting entity being redomiciled to New York. Both LLANY and LNL are subsidiaries of LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JP LifeAmerica were "pushed down" to the Company's financial statements in accordance with push down accounting rules. The Company is in the process of finalizing its internal studies of the fair value of the net assets acquired including investments, value of business acquired (VOBA), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained, which may result in adjustments to goodwill, which the Company does not expect to be material.

The fair value of JP LifeAmerica's net assets assumed in the merger was $233,087. Goodwill of $53,556 resulted from the excess of purchase price over the fair value of JP LifeAmerica's net assets. The parent paid a premium over the fair value of JP LifeAmerica's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

                                                   PRELIMINARY     FAIR VALUE
                                                    FAIR VALUE   ADJUSTMENTS(1)
                                                   -----------   --------------
Investments                                        $ 1,306,793      $    753
Due from reinsurers                                      9,540            --
Deferred policy acquisition costs                           --       (59,599)
Value of business acquired                              65,012        53,512
Goodwill                                                53,556        34,174
Other assets                                            24,357         4,912
Assets held in separate accounts                        22,110            --
Policy liabilities                                  (1,219,879)      (18,553)
Income tax liabilities                                  (2,500)        6,456
Accounts payable, accruals and other liabilities        (3,792)           --
Liabilities related to separate accounts               (22,110)           --
                                                   -----------      --------
   Total net assets acquired                       $   233,087      $ 21,655
                                                   ===========      ========

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                       PRELIMINARY
                        FAIR VALUE
                       -----------
Individual Markets:
   Life Insurance        $44,454
   Annuities               9,102
                         -------
      Total Goodwill     $53,556
                         =======

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Company also submits financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting principles (SAP) and are significantly different from financial statements prepared in accordance with GAAP. See Note 6.

ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, policy liabilities, unearned revenue and the potential effects of resolving litigated matters.

DEBT AND EQUITY SECURITIES

Debt and equity securities are classified as either securities held-to-maturity, which are stated at amortized cost and consist of securities the Company has the positive intent and ability to hold to maturity, or securities available-for-sale, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, adjustments are made applying professional judgment based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

MORTGAGE AND POLICY LOANS

Mortgage loans on real estate are stated at the unpaid balances adjusted for amortization of premiums and discounts, and are net of estimated unrecoverable amounts. An allowance for unrecoverable amounts is provided when a mortgage loan becomes impaired. Changes in the allowance are reported as realized investment gains (losses) within the statements of income. Mortgage loans are considered impaired when it becomes probable the Company will be unable to collect the total amounts due, including principal and interest, according to contractual terms of the loan. Such an impairment is measured based upon the present value of expected cash flows discounted at the effective interest rate on both a loan-by-loan basis and by measuring aggregated loans with similar risk characteristics. Interest on mortgage loans is recorded until collection is deemed improbable. Policy loans are stated at their unpaid balances.

CASH AND CASH EQUIVALENTS

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

REINSURANCE BALANCES AND TRANSACTIONS

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Costs related to obtaining new and renewal business, including commissions and incentive compensation, certain costs of underwriting and issuing policies, and certain agency office expenses, all of which vary with and are primarily related to the production of new and renewal business, are deferred.

The Company's traditional individual and group insurance products are long-duration contracts. Deferred policy acquisition costs related to these products are amortized over the expected premium paying periods using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For fixed universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts. Estimates of future gross profits are determined based upon assumptions for mortality, interest spreads, lapse rates, and policy fees earned.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business acquired in business combinations, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits for fixed universal life and annuity products.

Deferred policy acquisition costs and the value of business acquired for variable life products and annuity products are amortized incorporating the assumptions listed above for fixed products, except for interest spreads. In calculating the estimated gross profits for these products, the Company utilizes a long-term total net return on assets of 8.0%.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effect of credit and non-credit related realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

At least annually, the assumptions used to estimate future gross profits in calculating the amortization of deferred policy acquisition costs are evaluated in relation to emerging experience. When actual experience varies from the assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs, referred to as unlockings, are reflected in amortization expense within the statements of income.

Deferred policy acquisition costs are periodically reviewed to determine that the unamortized portion does not exceed expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

GOODWILL

Goodwill (purchase price in excess of net assets acquired in a business combination) carrying amounts are regularly reviewed for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

DEFERRED SALES INDUCEMENTS

The Company has policies in force containing two primary types of sales inducements: 1) day-one bonuses on fixed annuities, which are in the form of either an increased interest rate for a stated period or an additional premium credit; and 2) persistency-related interest crediting bonuses. These bonuses are accrued over the period in which the policy must remain in force for the policyholder to qualify for the inducement. Capitalized sales inducements are amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs. The unamortized balance of the Company's deferred sales inducement asset is reported in other assets within the balance sheets.

SEPARATE ACCOUNTS

Separate account assets and liabilities represent variable annuity and variable universal life funds segregated for the benefit of certain policyholders who bear the investment risk of their account balances. The separate account assets and liabilities, which are equal, are recorded at fair value. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the statements of income. Fees charged on separate account policyholder account balances are included in universal life and investment product charges in the statements of income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

FUTURE POLICY BENEFITS AND OTHER POLICY LIABILITIES

Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. Estimates about future circumstances are based principally on historical experience and provide for possible adverse deviations.

Liabilities related to no-lapse guarantees (secondary guarantees) on universal life-type products are included in other policy liabilities within the balance sheets. These liabilities are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative profits recorded from purchase date for pre-merger issues and from contract inception for post merger issues through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest.

If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to deferred policy acquisition costs. The accounting for secondary guarantee benefits impacts, and is impacted by, estimated future gross profits used to calculate amortization of deferred policy acquisition costs, deferred sales inducements, and unearned revenue.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits consist of policy values that accrue to holders of universal life-type contracts and annuities other than portions carried in the separate account, discussed above. The liability is determined using the retrospective deposit method and is presented before deduction of potential surrender charges.

POLICY AND CONTRACT CLAIMS

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated claims adjustment expenses incurred through the balance sheet date.

RECOGNITION OF REVENUE

Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date. Premiums on traditional accident and health, disability income and dental insurance are reported as earned over the contract period. A reserve is provided for the portion of premiums written that relates to unexpired coverage terms.

Revenue from universal life-type and annuity products includes charges for the cost of insurance, initiation and administration of the policy and surrender of the policy. Revenue from these charges is recognized in the year assessed to the policyholder, except that any portion of an assessment that relates to services to be provided in future years is deferred as unearned revenue and is recognized as income over the period during which services are provided based upon estimates of future gross profits. The net amounts deferred and amounts recognized is reflected in universal life and investment product charges in the statements of income. The effects of changes in estimates of future gross profits, referred to as unlockings, on unearned revenue are reflected in the statements of income within universal life and investment product charges in the period such revisions occur.

RECOGNITION OF BENEFITS AND EXPENSES

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, accident and health, disability income and dental insurance products are recognized when incurred in a manner designed to match them with related premiums and spread income recognition over expected policy lives (see preceding discussion of policy liabilities). For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

STOCK BASED COMPENSATION

The Company is included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid-in capital in shareholder's equity.

INCOME TAXES

On April 3, 2006, Jefferson-Pilot, the Company's ultimate parent at the time, merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries. As a result, LNC became the ultimate parent after completion of the merger. Prior to this merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company will file a separate federal income tax return consolidated with the Parent, of which the Company is a wholly owned insurance company subsidiary. Pursuant to an intercompany tax sharing agreement with the Parent, the Company provides for income taxes on a separate company basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

NEW ACCOUNTING PRONOUNCEMENTS

THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first re-measurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on its financial condition and results of operations.

CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's financial statements.

FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements" (SFAS 157), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the effects of SFAS 157 on its financial condition and results of operations.

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In July 2006, the FASB issued FASB Interpretation No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES - AN INTERPRETATION OF FASB STATEMENT NO. 109 (FIN
48). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. The Company will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company's financial condition or results of operations.

ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" (SFAS
155), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (DIG B40). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

The Company will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's financial condition or results of operations.

SHARE-BASED PAYMENT

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" (SFAS 123). SFAS 123(R) requires recognition, at fair value, of all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, the Company adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the Company's net income.

Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and accordingly, recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 15 for more information regarding stock-based compensation plans.

THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", (FSP 115-1). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 - "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments", references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value". FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. The Company's existing policy for recognizing other-than-temporary impairments is consistent with the guidelines in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where the Company does not have the intent to hold the securities until either maturity or recovery. The Company adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on the Company's financial condition or results of operations. See Note 3 for discussion of investment impairments and related disclosures.

ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position
(SOP) 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 addresses the accounting for Deferred Acquisition Costs (DAC) on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

The Company will adopt this new accounting guidance effective January 1, 2007. The adoption of this new guidance impacts the Company's assumptions for lapsation used in the amortization of DAC and Value of Business Acquired
(VOBA). The Company estimates that its adoption will result in an immaterial adjustment to DAC and VOBA balances upon adoption and an immaterial increase to amortization in 2007. The Company's estimates are based upon its interpretation of SOP 05-1 and the proposed implementation guidance. The Company continues to analyze the impact on DAC and VOBA amortization and is currently evaluating the effect of a Technical Practice Aide (TPA) issued in February 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ significantly from the Company's preliminary estimates as the issuance of new implementation guidance and evolving industry practice may affect its interpretation and implementation.

3. INVESTMENTS

SUMMARY COST AND FAIR VALUE INFORMATION

Aggregate cost or amortized cost, aggregate fair value and gross unrealized gains and losses of debt and equity securities are as follows:

                                                                       DECEMBER 31, 2006
                                                       -------------------------------------------------
                                                         COST OR       GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED
                                                          COST         GAINS      (LOSSES)    FAIR VALUE
                                                       ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $    9,009     $   23       $   (41)   $    8,991
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)         94,586        402          (108)       94,880
Obligations of states and political subdivisions            5,640         30                       5,670
Corporate obligations                                   1,058,673      8,195        (1,399)    1,065,469
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         66,041        574           (60)       66,555
Affiliate bonds                                             5,990         --            (1)        5,989
                                                       ----------     ------       -------    ----------
Subtotal, debt securities                               1,239,939      9,224        (1,609)    1,247,554
Equity securities                                           1,798         14            --         1,812
                                                       ----------     ------       -------    ----------
Securities available-for-sale                          $1,241,737     $9,238       $(1,609)   $1,249,366
                                                       ==========     ======       =======    ==========

                                                                       DECEMBER 31, 2005
                                                       -------------------------------------------------
                                                         COST OR       GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED
                                                          COST         GAINS      (LOSSES)    FAIR VALUE
                                                       ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. government agencies                            $    9,371     $   334     $    (11)   $    9,694
Federal agency issued mortgage- backed securities
   (including collateralized mortgage obligations)         56,334         738         (999)       56,073
Obligations of states and political subdivisions           11,616         505         (227)       11,894
Corporate obligations                                     939,700      26,656      (10,675)      955,681
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         94,207         867         (301)       94,773
Redeemable preferred stocks                                 1,051          --         (126)          925
                                                       ----------     -------     --------    ----------
Subtotal, debt securities                               1,112,279      29,100      (12,339)    1,129,040
Equity securities                                           1,144         426           --         1,570
                                                       ----------     -------     --------    ----------
Securities available-for-sale                          $1,113,423     $29,526     $(12,339)   $1,130,610
                                                       ==========     =======     ========    ==========
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
Corporate obligations                                  $  104,140     $ 4,219     $   (840)   $  107,519
                                                       ==========     =======     ========    ==========

Affiliated bonds consist of securities issued by LNC. See further discussion in
Note 11.

CONTRACTUAL MATURITIES

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 2006, according to contractual maturity date, are as indicated below. Contractual maturity dates were utilized for all securities except for mortgage-backed securities which are based upon estimated maturity dates. Actual future maturities may differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due the Company, with or without penalty.

                                            AVAILABLE-FOR-SALE
                                         -----------------------
                                          AMORTIZED
                                             COST     FAIR VALUE
                                         ----------   ----------
Due in one year or less                  $   60,024   $   60,021
Due after one year through five years       543,368      545,676
Due after five years through ten years      320,915      323,518
Due after ten years                         155,005      156,904
Amounts not due at a single maturity        160,627      161,435
                                         ----------   ----------
                                         $1,239,939   $1,247,554
                                         ==========   ==========

SECURITIES LENDING

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $0 and $0 at December 31, 2006 and $3,346 and $3,348 at December 31, 2005.

CHANGES IN NET UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES

Changes in amounts affecting net unrealized gains on securities available-for-sale included in other comprehensive income, reduced by deferred income taxes, are as follows:

                                                               NET UNREALIZED GAINS (LOSSES)
                                                            ----------------------------------
                                                               DEBT        EQUITY
                                                            SECURITIES   SECURITIES     TOTAL
                                                            ----------   ----------   --------
Net unrealized gains on securities available-for-sale
   as of December 31, 2003                                   $ 27,230      $ 306      $ 27,536
Change during year ended December 31, 2004:
   Increase (decrease) in stated amount of securities         (10,242)       117       (10,125)
   Increase in value of business acquired and
      deferred policy acquisition costs                         8,270         --         8,270
   Decrease (increase) in deferred income tax liabilities         691        (41)          650
                                                             --------      -----      --------
Increase (decrease) in net unrealized gains included
   in other comprehensive income                               (1,281)        76        (1,205)
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of December 31, 2004                  25,949        382        26,331
Change during year ended December 31, 2005:
   Decrease in stated amount of securities                    (32,893)      (165)      (33,058)
   Increase in value of business acquired and deferred
      policy acquisition costs                                  6,687         --         6,687
   Decrease in deferred income tax liabilities                  9,172         57         9,229
                                                             --------      -----      --------
Decrease in net unrealized gains included in other
   comprehensive income                                       (17,034)      (108)      (17,142)
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of December 31, 2005                   8,915        274         9,189
Change during period January 1 through April 2, 2006:
   (Decrease) increase in stated amount of securities         (19,481)       228       (19,253)
   Increase in value of business acquired and
      deferred policy acquisition costs                         3,385         --         3,385
   Decrease (increase) in deferred income tax liabilities       5,633        (79)        5,554
                                                             --------      -----      --------
(Decrease) increase in net unrealized gains included
   in other comprehensive Income                              (10,463)       149       (10,314)
                                                             --------      -----      --------
Net unrealized gains (losses) on securities
   available-for-sale as of April 2, 2006                      (1,548)       423        (1,125)
                                                             --------      -----      --------
Net unrealized gains (losses) on securities
   available-for sale as of April 2, 2006                      (1,548)       423        (1,125)
Sale of stockholder's equity                                    1,548       (423)        1,125
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of April 3, 2006                          --         --            --
Change during period April 3 through December 31, 2006:
   Increase in stated amount of securities                      7,614         14         7,628
   Decrease in value of business acquired and
      deferred policy acquisition costs                        (1,971)        --        (1,971)
   Increase in deferred income tax liabilities                 (1,974)        (5)       (1,979)
                                                             --------      -----      --------
Increase in net unrealized gains included
   in other comprehensive income                                3,669          9         3,678
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of December 31, 2006                $  3,669      $   9      $  3,678
                                                             ========      =====      ========

NET INVESTMENT INCOME

The details of investment income, net of investment expenses, follow:

                                          PERIOD FROM   PERIOD FROM
                                            APRIL 3      JANUARY 1        YEAR ENDED
                                            THROUGH       THROUGH        DECEMBER 31,
                                         DECEMBER 31,     APRIL 2,    -----------------
                                             2006           2006        2005      2004
                                         ------------   -----------   -------   -------
Interest on debt securities                $52,195        $17,208     $72,622   $74,321
Investment income on equity securities         100             20         219       259
Interest on mortgage loans                   3,739          1,227       4,185     3,043
Interest on policy loans                     1,706            400       2,052     2,195
Other investment income                        349             71          19        99
                                           -------        -------     -------   -------
Gross investment income                     58,089         18,926      79,097    79,917
Investment expenses                         (1,026)          (190)       (717)     (749)
                                           -------        -------     -------   -------
Net investment income                      $57,063        $18,736     $78,380   $79,168
                                           =======        =======     =======   =======

Investment expenses include salaries and other allocated costs of investment management and administration.

REALIZED GAINS AND LOSSES

The details of realized investment gains (losses), including other-than-temporary impairments, follow:

                                               PERIOD FROM   PERIOD FROM
                                                 APRIL 3      JANUARY 1        YEAR ENDED
                                                 THROUGH       THROUGH        DECEMBER 31,
                                              DECEMBER 31,     APRIL 2,    -----------------
                                                  2006           2006        2005      2004
                                              ------------   -----------   -------   -------
Debt securities                                   $(106)        $(138)     $(4,063)  $(3,647)
Other                                               148            20          (20)      (64)
Amortization of deferred policy acquisition
   costs and value of business acquired             (55)           23          172       147
                                                  -----         -----      -------   -------
Realized investment losses                        $ (13)        $ (95)     $(3,911)  $(3,564)
                                                  =====         =====      =======   =======

See Note 4 for a discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

Information about total gross realized gains and losses on securities, including other-than-temporary impairments, follows:

                                               PERIOD FROM   PERIOD FROM
                                                 APRIL 3      JANUARY 1        YEAR ENDED
                                                 THROUGH       THROUGH        DECEMBER 31,
                                              DECEMBER 31,     APRIL 2,    -----------------
                                                  2006           2006        2005      2004
                                              ------------   -----------   -------   -------
Gross realized:
   Gains                                          $ 481         $  16      $ 1,306   $ 1,080
   Losses                                          (587)         (154)      (5,369)   (4,727)
                                                  -----         -----      -------   -------
Realized losses on total debt securities          $(106)        $(138)     $(4,063)  $(3,647)
                                                  =====         =====      =======   =======

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, follows:

                                                    PERIOD FROM   PERIOD FROM
                                                      APRIL 3      JANUARY 1        YEAR ENDED
                                                      THROUGH       THROUGH        DECEMBER 31,
                                                   DECEMBER 31,     APRIL 2,    -----------------
                                                       2006           2006        2005      2004
                                                   ------------   -----------   -------   -------
Gross realized:
   Gains                                               $ 481         $   7      $ 1,225   $   537
   Losses                                               (587)         (145)      (5,317)   (4,670)
                                                       -----         -----      -------   -------
Realized losses on available-for-sale securities       $(106)        $(138)     $(4,092)  $(4,133)
                                                       =====         =====      =======   =======

INVESTMENT CONCENTRATION, RISK, AND IMPAIRMENT

Investments in debt and equity securities include 328 issuers, with only one corporate issuer representing more than one percent of debt and equity securities. Debt securities considered less than investment grade approximated 3% of the total debt securities portfolio as of December 31, 2006 and 2005.

The Company's commercial mortgage loan portfolio is comprised of conventional real estate mortgages collateralized primarily by industrial (61%), retail (24%), office (11%), apartment (4%) and other properties (0%). Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and loan-to-value relationships. Approximately 28% of stated mortgage loan balances as of December 31, 2006, are for properties located in East North Central states, approximately 20% are for properties located in Mountain states, approximately 18% are for properties located in South Atlantic states, approximately 11% are for properties located in East South Central states, and approximately 11% are for properties located in West South Central states. No other geographic region represents as much as 10% of December 31, 2006 mortgage loans.

At December 31, 2006 and 2005, the recorded investment in mortgage loans that are considered to be potentially impaired was $0 and $2,238. There were no delinquent loans outstanding as of December 31, 2006 and 2005. The related allowance for credit losses on all mortgage loans was $0 and $420 at December 31, 2006, and 2005. The average recorded investment in impaired loans was $0 from April 3 through December 31, 2006, $2,225 from January 1 through April 2, 2006, and $2,263 and $1,144 during the years ended December 31, 2005 and 2004, on which interest income of $0 from April 3 through December 31, 2006, $57 from January 1 through April 2, 2006, and $191 and $194 during the years ended December 31, 2005 and 2004, was recognized.

During 2005 and 2004, the Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized cost of securities sold was $226 and $298 for 2005 and 2004, which resulted in no realized gains or losses.

The Company monitors its portfolio closely to ensure that all other-than-temporary impairments are identified and recognized in earnings as they occur. The tables below summarize unrealized losses on all securities held by both asset class and length of time that a security has been in unrealized loss position:

                                                                         DECEMBER 31, 2006
                                             ---------------------------------------------------------------------
                                               LESS THAN 12 MONTHS     12 MONTHS OR LONGER           TOTAL
                                             -----------------------   -------------------   ---------------------
                                                             GROSS                GROSS                    GROSS
                                                          UNREALIZED    FAIR   UNREALIZED     FAIR      UNREALIZED
                                             FAIR VALUE     LOSSES     VALUE     LOSSES       VALUE       LOSSES
                                             ----------   ----------   -----   ----------    --------   ----------
U.S. Treasury obligations & direct
   obligations of U.S. government agencies    $  6,481      $   (41)    $--       $--        $  6,481     $   (41)
Federal agency mortgage-backed securities
   (including collateralized
   mortgage obligations)                        25,646         (108)     --        --          25,646        (108)
Corporate obligations                          246,575       (1,399)     --        --         246,575      (1,399)
Corporate private-labeled mortgage-backed
   securities (including collateralized
   mortgage obligations)                        17,369          (60)     --        --          17,369         (60)
Affiliate bonds                                  5,989           (1)     --        --           5,989          (1)
                                              --------      -------     ---       ---        --------     -------
Total temporarily impaired securities         $302,060      $(1,609)    $--       $--        $302,060     $(1,609)
                                              ========      =======     ===       ===        ========     =======

                                                                        DECEMBER 31, 2005
                                             -----------------------------------------------------------------------
                                               LESS THAN 12 MONTHS      12 MONTHS OR LONGER             TOTAL
                                             -----------------------   ---------------------   ---------------------
                                                             GROSS                   GROSS                   GROSS
                                                          UNREALIZED      FAIR    UNREALIZED     FAIR     UNREALIZED
                                             FAIR VALUE     LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                             ----------   ----------   --------   ----------   --------   ----------
U.S. Treasury obligations & direct
   obligations of U.S. government agencies    $    816      $   (11)   $     --    $    --     $    816    $    (11)
Federal agency mortgage-backed securities
   (including collateralized
   mortgage obligations)                        35,598         (999)         --         --       35,598        (999)
Obligations of state and
   political subdivisions                        6,388         (227)         --         --        6,388        (227)
Corporate obligations                          350,427       (7,072)    137,089     (4,443)     487,516     (11,515)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)         22,262         (301)         --         --       22,262        (301)
Redeemable preferred stock                         925         (126)         --         --          925        (126)
                                              --------      -------    --------    -------     --------    --------
Total temporarily impaired securities         $416,416      $(8,736)   $137,089    $(4,443)    $553,505    $(13,179)
                                              ========      =======    ========    =======     ========    ========

Several bonds were written down as other-than-temporarily impaired for a realized loss of $294, $3,204 and $2,901 in 2006, 2005 and 2004, primarily due to interest related risk in 2005 and a general weakness in the airline industry during 2004.

One statistic to which the Company pays particular attention to with respect to debt securities is the fair value to amortized cost ratio. Securities with a fair value to amortized cost ratio in the 90%-99% range are typically securities that have been impacted by increases in market interest rates or sector spreads. Securities in the 80%-89% range are typically securities that have been impacted by increased market yields, specific credit concerns or both. These securities are monitored to ensure that the impairment is not other-than-temporary. Securities with a fair value to amortized cost ratio less than 80% are considered to be "potentially distressed securities," and are subjected to rigorous review. The following factors are considered: the length of time a security's fair value has been below amortized cost, industry factors or conditions related to a geographic area that are negatively affecting the security, downgrades by rating agencies, the valuation of assets specifically pledged to support the credit, the overall financial condition of the issuer, past due interest or principal payments, and the Company's intent and ability to hold the security for a sufficient time to allow for a recovery in value.

The table below summarizes the securities with unrealized losses in the Company's debt security portfolio as of December 31, 2006:

            AMORTIZED     FAIR     UNREALIZED
               COST       VALUE      LOSSES     PERCENTAGE
            ---------   --------   ----------   ----------
90% - 99%    $303,669   $302,060     $(1,609)      100%
             --------   --------     -------       ---
             $303,669   $302,060     $(1,609)      100%
             ========   ========     =======       ===

As of December 31, 2006, the Company held no securities that were "potentially distressed".

4. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET

DEFERRED POLICY ACQUISITION COSTS

The following table rolls forward the Company's deferred policy acquisition costs asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                       PERIOD FROM   PERIOD FROM
                                                         APRIL 3      JANUARY 1        YEAR ENDED
                                                         THROUGH       THROUGH        DECEMBER 31,
                                                      DECEMBER 31,     APRIL 2,    -----------------
                                                          2006           2006        2005      2004
                                                      ------------   -----------   -------   -------
Beginning balance                                       $ 59,599       $53,262     $36,594   $23,087
Purchase accounting fair value adjustment                (59,599)           --          --        --
Cumulative effect of change in accounting principle           --            --          --      (919)
Group coinsurance assumed                                     --            --          --        69
Deferral:
   Commissions                                            18,605         3,505      14,933    12,828
   Other                                                   9,023         2,044       4,610     2,988
                                                        --------       -------     -------   -------
                                                          27,628         5,549      19,543    15,816
Amortization                                              (1,663)       (2,023)     (8,318)   (6,309)
Adjustment related to realized losses
   (gains) on debt securities                                132            21         102        64
Adjustment related to unrealized losses
   (gains) on securities available-for-sale                 (337)        2,790       5,341     4,786
                                                        --------       -------     -------   -------
Ending balance                                          $ 25,760       $59,599     $53,262   $36,594
                                                        ========       =======     =======   =======

See Note 9 for discussion of group coinsurance transaction.

4. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET--CONTINUED

VALUE OF BUSINESS ACQUIRED

The following table rolls forward the Company's value of business acquired asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                     PERIOD FROM   PERIOD FROM
                                                       APRIL 3      JANUARY 1        YEAR ENDED
                                                       THROUGH       THROUGH        DECEMBER 31,
                                                    DECEMBER 31,     APRIL 2,    -----------------
                                                        2006           2006        2005      2004
                                                    ------------   -----------   -------   -------
Beginning balance                                     $11,500        $11,187     $12,033   $ 6,182
Purchase accounting fair value adjustment              53,512             --          --        --
Deferral of commissions and accretion of interest       5,167             --          --        --
Amortization                                           (5,806)          (284)     (2,262)    2,284
Adjustment related to realized losses
   (gains) on debt securities                            (187)             2          70        83
Adjustment related to unrealized losses
   (gains) on securities available-for-sale            (1,634)           595       1,346     3,484
                                                      -------        -------     -------   -------
Ending balance                                        $62,552        $11,500     $11,187   $12,033
                                                      =======        =======     =======   =======

Expected approximate amortization percentages of the value of business acquired over the next five years are as follows:

2007   8.8%
2008   7.0%
2009   5.6%
2010   7.7%
2011   7.5%

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the balance sheets. The following table rolls forward the Company's deferred sales inducement asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                             PERIOD FROM   PERIOD FROM
                                               APRIL 3      JANUARY 1       YEAR ENDED
                                               THROUGH       THROUGH       DECEMBER 31,
                                            DECEMBER 31,     APRIL 2,    ---------------
                                                2006           2006       2005     2004
                                            ------------   -----------   ------   ------
Beginning balance                             $ 1,890         $1,903     $1,246   $   --
Purchase accounting fair value adjustment      (1,890)            --         --       --
Cumulative effect of adoption                      --             --         --      916
Additional amounts deferred                       693            100        912      469
Amortization                                       (7)          (113)      (255)    (139)
                                              -------         ------     ------   ------
Ending balance                                $   686         $1,890     $1,903   $1,246
                                              =======         ======     ======   ======

5. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies has been determined using initial interest rate assumptions ranging from 5.5% to 7.8% and, when applicable, uniform grading over 10 years to ultimate rate of 6.5%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies.

Credited interest rates for universal life-type products ranged from 3.0% to 6.7% in 2006, 2005, and 2004. The average credited interest rates for universal life-type products were 4.5% in 2006, 4.7% in 2005 and 4.2% in 2004. For annuity products, credited interest rates generally ranged from 3.0% to 7.4% in 2006, 3.0% to 6.4% in 2005 and 3.0% to 7.4% in 2004. The average credited interest rate for annuity products was 4.2% for 2006, 3.9% for 2005, and 4.6% in 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

Activity in the liabilities for accident and health and disability benefits, including reserves for future policy benefits and unpaid claims and claim adjustment expenses was as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1         YEAR ENDED
                                                THROUGH       THROUGH         DECEMBER 31,
                                             DECEMBER 31,     APRIL 2,    -------------------
                                                 2006           2006        2005       2004
                                             ------------   -----------   --------   --------
Beginning Balance                              $ 22,973       $ 24,282    $ 22,893   $ 21,320
Less reinsurance recoverables                     4,764          5,082       5,330      5,105
                                               --------       --------    --------   --------
Net balance as of beginning of period            18,209         19,200      17,563     16,215
                                               --------       --------    --------   --------
Reinsurance transaction (See Note 9)                 --             --          --        494
Amount incurred:
   Current year                                   6,782            459       4,950      4,520
   Prior year                                      (814)          (550)       (575)    (1,575)
                                               --------       --------    --------   --------
                                                  5,968            (91)      4,375      2,945
                                               --------       --------    --------   --------
Less amount paid:
   Current year                                   2,484            212       1,957      1,326
   Prior year                                       919            688         781        765
                                               --------       --------    --------   --------
                                                  3,403            900       2,738      2,091
                                               --------       --------    --------   --------
Net balance as of end of period                  20,774         18,209      19,200     17,563
Plus reinsurance recoverables                     4,560          4,764       5,082      5,330
                                               --------       --------    --------   --------
Balance as of end of period                    $ 25,334       $ 22,973    $ 24,282   $ 22,893
                                               ========       ========    ========   ========
Balance as of end of period included with:
   Total future policy benefits                $157,544       $156,495    $130,812   $131,575
   Less: Other future policy benefits           132,842        134,206     107,165    109,277
                                               --------       --------    --------   --------
       A&H future benefits                       24,702         22,289      23,647     22,298
                                               --------       --------    --------   --------
   Total policy and contract claims               5,773          3,749       2,915      7,657
   Less: Other policy and contract claims         5,141          3,065       2,280      7,062
                                               --------       --------    --------   --------
       A&H policy and contract claims               632            684         635        595
                                               --------       --------    --------   --------
       Total A&H reserves                      $ 25,334       $ 22,973    $ 24,282   $ 22,893
                                               ========       ========    ========   ========

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. Higher than anticipated claims resulted in adjustments related to a medical block of business that is in run out mode.

SOP 03-1 POLICY LIABILITIES

At December 31, 2006 and 2005, the amount of SOP 03-1 policy liabilities included within other policy liabilities on the balance sheets was $2,634 and $1,137.

6. STATUTORY FINANCIAL INFORMATION

The Company prepares financial statements on the basis of SAP prescribed or permitted by the New Jersey Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of the statutory financial statements.

The principal differences between SAP and GAAP are 1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
2) the value of business acquired is not capitalized under SAP, but is under GAAP, 3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, 4) the classification and carrying amounts of investments in certain securities are different, 5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, 6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and 7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $68,826 and $100,586. Reported statutory net income (loss) for the years ended December 31, 2006, 2005, and 2004 was $(26,363), $(1,311) and $(4,676).

Risk-Based Capital (RBC) requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. As of December 31, 2006, the life insurance subsidiaries' adjusted capital and surplus exceeded their authorized control level RBC.

Some states require life insurers to maintain a certain value of securities on deposit with the state in order to conduct business in that state. The Company had securities totaling $6,516 on deposit with various states in 2006 and $6,859 in 2005.

The New Jersey statutes require the Company to maintain minimum capital of $1,530 and minimum unassigned surplus of $6,120. Additionally, the New Jersey statutes limit the amount of dividends that the Company may pay annually without first obtaining regulatory approval. Payments of dividends to the stockholder generally are restricted to the greater of 10% of policyholders' surplus of the previous year or the previous year's net income. Depending on the timing of payments, approximately $6,619 in dividends can be paid in 2007 without prior approval of the New Jersey Commissioner of Banking and Insurance.

7. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                     PERIOD FROM   PERIOD FROM
                       APRIL 3      JANUARY 1       YEAR ENDED
                       THROUGH       THROUGH       DECEMBER 31,
                    DECEMBER 31,     APRIL 2,    ---------------
                        2006           2006       2005     2004
                    ------------   -----------   ------   ------
Current               $(6,007)        $ (432)    $4,712   $1,774
Deferred               14,840          2,391      2,890    4,856
                      -------         ------     ------   ------
Total tax expense     $ 8,833         $1,959     $7,602   $6,630
                      =======         ======     ======   ======

The effective tax rate on pre-tax income (loss) from continuing operations is higher than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                        PERIOD FROM   PERIOD FROM
                                          APRIL 3      JANUARY 1
                                          THROUGH       THROUGH       DECEMBER 31,
                                       DECEMBER 31,     APRIL 2,    ---------------
                                           2006           2006       2005     2004
                                       ------------   -----------   ------   ------
Tax rate of 35% times pre-tax income      $8,640         $1,924     $7,381   $6,695
Effect of:
   Tax-preferred investment income            (7)            (6)       (36)     (73)
   Return to provision adjustment            110             37        239       --
   Other items                                90              4         18        8
                                          ------         ------     ------   ------
      Provision for income taxes          $8,833         $1,959     $7,602   $6,630
                                          ======         ======     ======   ======
      Effective tax rate                    35.8%          35.6%      36.0%    34.7%
                                          ======         ======     ======   ======

The Federal income tax liability is as follows:

                                         YEAR ENDED
                                        DECEMBER 31,
                                     -----------------
                                       2006      2005
                                     -------   -------
Current                              $(4,599)  $(4,130)
Deferred                              20,836    13,580
                                     -------   -------
Total federal income tax liability   $16,237   $ 9,450
                                     =======   =======

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                           DECEMBER 31,
                                                       -------------------
                                                         2006       2005
                                                       --------   --------
Deferred income tax assets:
   Insurance and investment contract liabilities       $  4,845   $  6,248
   Obligation for postretirement benefits                   125         --
   Capital loss carryforward                                813        314
   Deferred gain recognition for income tax purposes        399        399
   Property, plant, and equipment                           482        526
   Deferral of policy acquisition costs                      73         --
   Other deferred tax assets                                238        543
                                                       --------   --------
Total deferred tax assets                                 6,975      8,030
Deferred income tax liabilities:
   Deferral of policy acquisition costs                      --    (11,987)
   Present value in force                               (24,628)    (4,591)
   Net unrealized gains on securities                    (2,670)    (4,948)
   Investments                                              (76)       (76)
   Other deferred tax liabilities                          (437)        (8)
                                                       --------   --------
Total deferred tax liabilities                          (27,811)   (21,610)
                                                       --------   --------
Net deferred income tax liabilities                    $(20,836)  $(13,580)
                                                       ========   ========

The Company and its affiliates are part of a consolidated Federal income tax filing with the Parent. Cash paid (received) for income taxes in 2006, 2005, and 2004 was ($5.7) million, $5.0 million, and $5.2 million, respectively.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, the Company concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

The Parent consolidated return group is subject to annual examinations from the Internal Revenue Service ("IRS"). The IRS has examined tax years 2000-2003, with assessments resulting in a payment that was not material to the results of operations. Jefferson-Pilot and its affiliates are currently under examination by the IRS for years 2004 and 2005. The Company does not anticipate that any adjustments which might result from such audits would be material to its results of operations or financial condition.

8. RETIREMENT BENEFIT PLANS

PENSION PLANS

The Company's employees participate in the Ultimate Parent's tax-qualified and non-qualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts with Jefferson-Pilot Life Insurance Company, an affiliate. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of Jefferson-Pilot Life Insurance Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Ultimate Parent. Pension expense for all years presented was not significant.

OTHER POSTRETIREMENT BENEFITS

The Company's employees participate in the Ultimate Parent's contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2, the Company remeasured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

DEFINED CONTRIBUTION PLANS

The Company participates in the Ultimate Parent's defined contribution retirement plan covering most employees and full time agents. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of the Parent's common stock. Most plan assets are invested under a group variable annuity contract issued by Jefferson-Pilot Life Insurance Company. Plan expense for all years presented was not significant.

9. REINSURANCE

The Company attempts to reduce exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures the portion of an individual life insurance risk in excess of its retention limits, which ranges from $400 to $2,100 for various individual life and annuity products. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No significant credit losses resulted from the Company's reinsurance activities for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004.

The Company generally assumes portions of the life and accident and health risks underwritten by certain other insurers on a limited basis. In March 2004, the Parent (including the Company) acquired (via a reinsurance transaction) substantially all of the in-force U.S. group life, disability and dental business of the Canada Life Assurance Company (Canada Life), an indirect subsidiary of the Great-West Lifeco Inc. Upon closing, Canada Life ceded, and the Company assumed, approximately $1,127 of policy liabilities. The Company also assumed assets to back these liabilities in the amount of $206, including $69 of deferred policy acquisition costs. These deferred policy acquisition costs represent the premium-paying period of the blocks of policies acquired and are amortized over 15 years. The revenues and benefits and expenses associated with these blocks are presented in the Company's statements of income in a manner consistent with the Company's accounting policies. Most of the business assumed has subsequently been rewritten to the Company's own policy forms such that the Company is now the direct writer of this business.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges, and total benefits were as follows:

                                             PERIOD FROM   PERIOD FROM
                                               APRIL 3      JANUARY 1        YEAR ENDED
                                               THROUGH       THROUGH        DECEMBER 31,
                                            DECEMBER 31,     APRIL 2,    -----------------
                                                2006           2006        2005      2004
                                            ------------   -----------   -------   -------
Premiums and other considerations direct       $19,376       $ 5,249     $11,488   $ 6,645
Premiums and other considerations assumed            9             2          18       180
Less premiums and other
   considerations ceded                          1,265           325       1,418       822
                                               -------       -------     -------   -------
Net premiums and other considerations          $18,120       $ 4,926     $10,088   $ 6,003
                                               =======       =======     =======   =======
Universal life and investment product
   charges, direct and assumed                 $21,962       $ 6,242     $24,796   $18,261
Less universal life and investment
   product charges ceded                         4,500           774       2,557     1,541
Net universal life and investment              -------       -------     -------   -------
   product charges                             $17,462       $ 5,468     $22,239   $16,720
                                               =======       =======     =======   =======
Benefits direct                                $51,475       $17,580     $63,138   $65,761
Benefits assumed                                   (94)          136        (147)      519
Less reinsurance recoveries                      3,110           186        (780)    1,020
                                               -------       -------     -------   -------
Net benefits                                   $48,271       $17,530     $63,771   $65,260
                                               =======       =======     =======   =======

The negative benefits assumed amount in 2005 was a result of lapsation within the Canada Life block.

10. OTHER COMPREHENSIVE INCOME

The components of other comprehensive income, along with related tax effects were as follows:

                                                                                  UNREALIZED
                                                                                   GAINS ON
                                                                                 AVAILABLE-FOR
                                                                               -SALE SECURITIES
                                                                               ----------------
BALANCE AT JANUARY 1, 2004                                                         $ 27,536
Unrealized holding losses arising during period, net of $2,095 tax benefit           (3,891)
Less: reclassification adjustment
   Losses realized in net income, net of $1,447 tax benefit                          (2,686)
                                                                                   --------
BALANCE AT DECEMBER 31, 2004                                                         26,331
Unrealized holding losses arising during period, net of $10,661 tax benefit         (19,802)
Less: reclassification adjustment
   Losses realized in net income, net of $1,432 tax benefit                          (2,660)
                                                                                   --------
BALANCE AT DECEMBER 31, 2005                                                          9,189
Unrealized holding losses arising during period, net of $5,602 tax benefit          (10,404)
Less: reclassification adjustment
   Losses realized in net income, net of $48 tax benefit                                (90)
                                                                                   --------
BALANCE AT APRIL 2, 2006                                                             (1,125)
Acquisition by Lincoln National Corporation:
   Purchase accounting elimination of accumulated other comprehensive income          1,125
                                                                                   --------
BALANCE AT APRIL 3, 2006                                                                 --
Unrealized holding gains arising during period, net of $2,018 tax expense             3,609
Less: reclassification adjustment
   Losses realized in net income, net of $37 tax benefit                                (69)
                                                                                   --------
BALANCE AT DECEMBER 31, 2006                                                       $  3,678
                                                                                   ========

11. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company has entered into service agreements with Jefferson-Pilot Life Insurance Company and certain of its affiliates for personnel and facilities usage, general management services, and investment management services. The Company expensed, prior to deferrals, $17,107 from April 3 through December 31, 2006, $3,756 from January 1 through April 2, 2006, and $12,870 and $8,937 during the years ended December 31, 2005 and 2004, for general management and investment services provided by Jefferson-Pilot Life Insurance Company. At December 31, 2006 and 2005, the Company had $5,418 and $1,760 payable to Jefferson-Pilot Life Insurance Company related to these service contracts. These balances are included in other assets on the balance sheets.

The Company owns no securities of the Parent or any affiliate of the Parent other than the following, reflected at the carrying amounts in the balance sheets as of December 31:

                                                  2006    2005
                                                 ------   ----
Lincoln National Corporation Senior Promissory
   Notes due 2007, interest rate of 5.25%        $5,990    $--

The Company recognized interest income totaling $267 from April 3 through December 31, 2006 and $0 from January 1 through April 2, 2006, related to the preceding assets.

12. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and fair value of financial instruments, as of December 31 were as follows:

                                                  2006                     2005
                                       -----------------------   -----------------------
                                        CARRYING       FAIR       CARRYING       FAIR
                                          VALUE        VALUE        VALUE        VALUE
                                       ----------   ----------   ----------   ----------
FINANCIAL ASSETS
Debt securities available-for-sale     $1,247,554   $1,247,554   $1,129,040   $1,129,040
Debt securities held-to-maturity               --           --      104,140      107,519
Equity securities available-for-sale        1,812        1,812        1,570        1,570
Mortgage loans on real estate              77,081       78,151       84,644       85,530
Policy loans                               30,907       35,406       30,219       34,530
FINANCIAL LIABILITIES
Annuity contract liabilities
   in accumulation phase                  742,110      717,887      780,800      756,508

The fair values of cash, cash equivalents, balances due on account from agents, reinsurers and others, and accounts payable approximate their carrying amounts in the balance sheet due to their short-term maturity or availability. Assets and liabilities related to separate accounts are reported at fair value in the balance sheet.

The fair values of debt, equity securities and derivative financial instruments have been determined from nationally quoted market prices and by using values supplied by independent pricing services and discounted cash flow techniques.

The fair value of the mortgage loan portfolio has been estimated by discounting expected future cash flows using the interest rate currently offered for similar loans.

The fair value of policy loans outstanding for traditional life products has been estimated using a current risk-free interest rate applied to expect future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

Annuity contracts do not generally have defined maturities. Therefore, fair values of the liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the balance sheet, are estimated to equal the cash surrender values of the contracts.

13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt instruments for its investment portfolio in private placement transactions. At December 31, 2006, there was $2,100 of outstanding commitments to acquire debt securities in private placement transactions.

In the normal course of business, the Company is party to various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or liquidity, although it could have a material adverse effect on the results of operations for a specific period.

14. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides products and services in two operating businesses, Individual Markets and Employer Markets, and report results through four business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through Group Protection, formerly referred to as Benefit Partners. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans. Most of the Company's group contracts are sold to employers with fewer than 500 employees.

The Company also has "Other Operations," which includes the financial data for operations that are not directly related to the business segments, unallocated items (such as corporate investment income on assets not allocated to the Company's business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Segment operating revenue and income (loss) from operations are internal measures used by the Company's management and Board of Directors to evaluate and assess the results of its segments. Operating revenue is GAAP revenue excluding realized gains and losses on investments. Income (loss) from operations is GAAP net income excluding net realized investment gains and losses. The Company's management and Board of Directors believe that operating revenue and income
(loss) from operations explain the results of its ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current businesses because net realized investment gains and losses are unpredictable and not necessarily indicative of current operating fundamentals or future performance of the business segments, and in many instances, decisions regarding these items do not necessarily relate to the operations of the individual segments.

Operating revenue and income (loss) from operations do not replace revenues and net income as the GAAP measure of the Company's results of operations.

The following tables show financial data by segment:

                                           PERIOD FROM   PERIOD FROM
                                             APRIL 3      JANUARY 1        YEAR ENDED
                                             THROUGH       THROUGH        DECEMBER 31,
                                          DECEMBER 31,     APRIL 2,    ------------------
                                              2006           2006        2005       2004
                                          ------------   -----------   --------   -------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Individual Annuities                   $36,435       $12,162     $ 52,583   $54,555
      Life Insurance                          40,404        12,466       48,497    42,028
                                             -------       -------     --------   -------
         Individual Markets Total             76,839        24,628      101,080    96,583
                                             -------       -------     --------   -------
   Employer Markets:
      Group Protection                        14,534         3,644        5,896       978
                                             -------       -------     --------   -------
         Employer Markets Total               14,534         3,644        5,896       978
                                             -------       -------     --------   -------
Other Operations                               1,272           858        3,731     4,330
Net realized gain (loss) on investments          (13)          (95)      (3,911)   (3,564)
                                             -------       -------     --------   -------
   Total                                     $92,632       $29,035     $106,796   $98,327
                                             =======       =======     ========   =======
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Individual Annuities                   $ 5,965       $ 1,276     $  4,113   $ 4,907
      Life Insurance                           7,110         1,629        9,933     7,222
                                             -------       -------     --------   -------
         Individual Markets Total             13,075         2,905       14,046    12,129
                                             -------       -------     --------   -------
   Employer Markets:
      Group Protection                         2,319            72           46         8
Other Operations                                 464           624        1,938     2,680
Net realized gain (loss) on investments           (9)          (62)      (2,542)   (2,317)
                                             -------       -------     --------   -------
NET INCOME                                   $15,849       $ 3,539     $ 13,488   $12,500
                                             =======       =======     ========   =======

                                December 31,
                          -----------------------
                             2006         2005
                          ----------   ----------
ASSETS:
Individual Markets:
   Individual Annuities   $  921,549   $  920,496
   Life Insurance            621,322      490,519
Employer Markets:
   Group Protection           25,683        8,409
Other Operations              (1,745)      68,757
                          ----------   ----------
   Total                  $1,566,809   $1,488,181
                          ==========   ==========

15. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total stock-based compensation expense allocated to the Company for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 were $285 and $495 related to the various LNC stock incentive plans. The compensation cost is included in the general and administrative expenses, net of deferrals, line item on the Company's statements of income.

Excluding the option grants made in February 2006, outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an expense of $37 on April 2, 2006.

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
            (FORMERLY JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY)

                        SUPPLEMENTAL FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
(FORMERLY JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY)

SUPPLEMENTAL BALANCE SHEETS

                                                                      DECEMBER 31,   DECEMBER 31,
                                                                          2006           2005
                                                                      ------------   ------------
                                                                             (IN MILLIONS)
                                                                      ---------------------------
ASSETS
Investments:
   Securities available-for sale, at fair value:
      Fixed Maturity (cost: 2006 -- $3,259, 2005 -- $1,112)              $3,294         $1,129
      Equity (cost: 2006 -- $5, 2005 -- $1)                                   5              2
   Securities held-to-maturity, at amortized cost
      (fair value: 2006-$0, 2005-$107)                                       --            104
   Mortgage loans on real estate                                            251             85
   Policy loans                                                             184             30
   Other investments                                                          3             --
                                                                         ------         ------
      Total Investments                                                   3,737          1,350
Cash and invested cash                                                       43              5
Accrued investment income                                                    49             18
Due from reinsurers                                                         119             10
Deferred policy acquisition costs and value of business acquired            366             64
Goodwill                                                                    164             19
Other assets                                                                 45              2
Assets held in separate accounts                                          1,752             20
                                                                         ------         ------
      Total Assets                                                       $6,275         $1,488
                                                                         ======         ======
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES:
Insurance and Investment Contract Liabilities:
   Insurance policy and claim reserves                                   $  441         $  131
   Investment contractholder and policyholder funds                       3,101          1,102
                                                                         ------         ------
      Total Insurance and Investment Contract Liabilities                 3,542          1,233
Currently payable (recoverable) income tax                                    2             (4)
Deferred income tax liabilities                                              62             14
Accounts payable, accruals and other liabilities                             45              8
Liabilities related to separate accounts                                  1,752             20
                                                                         ------         ------
      Total Liabilities                                                  $5,403         $1,271
                                                                         ------         ------
Commitments and Contingencies (Note 13)
SHAREHOLDER'S EQUITY
Common stock                                                                235            181
Retained earnings                                                           623             26
Accumulated other comprehensive income                                       14             10
                                                                         ------         ------
      Total Shareholder's Equity                                            872            217
                                                                         ------         ------
      Total Liabilities and Shareholder's Equity                         $6,275         $1,488
                                                                         ======         ======

See accompanying notes to the Supplemental Financial Statements.

SUPPLEMENTAL STATEMENTS OF INCOME

                                                              PERIOD FROM   PERIOD FROM
                                                                APRIL 3      JANUARY 1
                                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                 2006           2006          2005           2004
                                                             ------------   -----------   ------------   ------------
                                                                                 (IN MILLIONS)
                                                             --------------------------------------------------------
REVENUE:
Premiums and fees on traditional life insurance products         $ 27           $ 5           $ 10           $  6
Premiums and fees on universal life and investment product         91             5             23             17
Net investment income                                             161            19             78             79
Realized loss on investments                                       (3)           --             (4)            (4)
                                                                 ----           ---           ----           ----
   Total Revenue                                                  276            29            107             98
                                                                 ----           ---           ----           ----
BENEFITS AND EXPENSES:
Benefits                                                          138            18             64             65
Underwriting, acquisition, insurance and other expenses            77             6             22             14
                                                                 ----           ---           ----           ----
   Total Benefits and Expenses                                    215            24             86             79
                                                                 ----           ---           ----           ----
Income before income taxes                                         61             5             21             19
INCOME TAXES:
Current                                                            (8)           --              5              2
Deferred                                                           27             2              3              5
                                                                 ----           ---           ----           ----
   Total income taxes                                              19             2              8              7
                                                                 ----           ---           ----           ----
   Net Income                                                    $ 42           $ 3           $ 13           $ 12
                                                                 ====           ===           ====           ====

See accompanying notes to the Supplemental Financial Statements.

SUPPLEMENTAL STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                                ACCUMULATED
                                                                                   OTHER           TOTAL
                                                 COMMON   PAID IN   RETAINED   COMPREHENSIVE   SHAREHOLDER'S
                                                  STOCK   CAPITAL   EARNINGS       INCOME          EQUITY
                                                 ------   -------   --------   -------------   -------------
                                                                        (IN MILLIONS)
                                                 -----------------------------------------------------------
BALANCE, JANUARY 1, 2004                           $ 3     $ 178      $ 21         $ 28            $ 230
Net income                                          --        --        12           --               12
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --           (1)              (1)
                                                                                                   -----
Comprehensive income                                                                                  11
Dividends paid                                      --        --       (15)          --              (15)
                                                   ---     -----      ----         ----            -----
BALANCE, DECEMBER 31, 2004                           3       178        18           27              226
Net income                                          --        --        13           --               13
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --          (17)             (17)
                                                                                                   -----
Comprehensive income                                                                                  (4)
Dividends paid                                      --        --        (5)          --               (5)
                                                   ---     -----      ----         ----            -----
BALANCE, DECEMBER 31, 2005                           3       178        26           10              217
Net income                                          --        --         3           --                3
Parent company capital contribution for
   stock option expense                             --         1        --           --                1
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --          (10)             (10)
                                                                                                   -----
Comprehensive income                                                                                  (6)
Dividends paid                                      --        --        --           --               --
                                                   ---     -----      ----         ----            -----
BALANCE, APRIL 2, 2006                               3       179        29           --              211
Acquisition by Lincoln National Corporation:
   Sale of stockholder's equity                     (3)     (179)      (29)          --             (211)
Lincoln National Corporation
   purchase price                                    3       230        --           --              233
Acquisition of Lincoln Life & Annuity
   Company of New York                               2        --       581            3              586
                                                   ---     -----      ----         ----            -----
BALANCE, APRIL 3, 2006                               5       230       581            3              819
Net income                                          --        --        42           --               42
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --           11               11
                                                                                                   -----
Comprehensive income                                                                                  53
Dividends paid                                      --        --        --           --               --
                                                   ---     -----      ----         ----            -----
BALANCE, DECEMBER 31, 2006                         $ 5     $ 230      $623         $ 14            $ 872
                                                   ===     =====      ====         ====            =====

See accompanying notes to the Supplemental Financial Statements.

SUPPLEMENTAL STATEMENTS OF CASH FLOW

                                                             PERIOD FROM   PERIOD FROM
                                                               APRIL 3      JANUARY 1
                                                               THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                            DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                2006           2006          2005           2004
                                                            ------------   -----------   ------------   ------------
                                                                                   (IN MILLIONS)
                                                            --------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                      $  42          $  3          $  13          $  12
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Change in policy liabilities other than deposits                29             2             (5)             3
   Credits to policyholder accounts, net                           (7)            4             25             30
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                            (45)           (4)           (12)           (10)
   Change in receivables and asset accruals                       (13)           (1)             2             --
   Change in payables and expense accruals                         13             1              7             (5)
   Realized investment losses                                     (11)           --              4              4
   Depreciation and amortization (accretion)                       (1)            1              3              1
   Amortization (accretions) and additions to
      value of business acquired, net                              10            --              3             (2)
   Stock compensation                                              --             1             --             --
   Other                                                           19            --                             2
                                                                -----          ----          -----          -----
      Net cash provided by operating activities                    36             7             40             35
                                                                -----          ----          -----          -----
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                           84            12            135             32
   Maturities, calls and redemptions                              212            16            117             93
   Purchases                                                     (349)           (8)          (205)          (209)
Other Securities:
   Maturities, calls and redemptions                               --             3             22             11
   Sale or maturity of other investments                           13             1             82              6
   Purchase of other investments                                  (11)           --           (114)           (16)
Cash acquired from merger                                          12            --             --             --
Other                                                              (6)           --             (1)            (1)
                                                                -----          ----          -----          -----
      Net cash provided by (used in) investing activities         (45)           24             36            (84)
                                                                -----          ----          -----          -----
FINANCING ACTIVITIES
Policyholder contract deposits                                    395            27            124            146
Withdrawals of policyholder contract deposits                    (296)          (65)          (197)           (98)
Investment contract transfers                                     (45)           --             --             --
Cash dividends paid                                                --            --             (5)           (15)
                                                                -----          ----          -----          -----
      Net cash provided by (used in) financing activities          54           (38)           (78)            33
                                                                -----          ----          -----          -----
      Net increase (decrease) in cash and invested cash            45            (7)            (2)           (16)
                                                                -----          ----          -----          -----
Cash and invested cash at beginning of period                      (2)            5              7             23
                                                                -----          ----          -----          -----
      Cash and invested cash at end of period                   $  43          $ (2)         $   5          $   7
                                                                =====          ====          =====          =====

See accompanying notes to the Supplemental Financial Statements.

NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION.

Jefferson-Pilot LifeAmerica Insurance Company ("JPLA" or the "Company"), a wholly owned subsidiary of Jefferson Pilot Financial Insurance Company, is domiciled in the state of New Jersey. Prior to April 3, 2006, Jefferson Pilot Financial Insurance Company was wholly owned by Jefferson-Pilot Corporation ("Jefferson-Pilot"). JPLA is principally engaged in the sale of individual life insurance products, individual annuity products, and worksite and group non-medical products (primarily term life and disability) in the states of New York and New Jersey. These products are marketed primarily through personal producing general agents and brokers throughout the United States. The accompanying supplemental financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Throughout these footnotes, the Company and its management, may be referred to as "our", "we", or "us."

On April 3, 2006, Lincoln National Corporation ("LNC" or the "Ultimate Parent") completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot and JPLA became a wholly-owned subsidiary of LNC. This transaction was accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard (SFAS, No. 141, Business Combinations) ("SFAS 141"). JPLA is currently seeking approval for the redomestication of JPLA from New Jersey to New York, the merger of Lincoln Life & Annuity Company of New York ("LLANY"), a subsidiary of LNC, into JPLA, and renaming the surviving entity LLANY ("the Company"), formerly referred to as JPLA. The surviving entity will become a subsidiary of The Lincoln National Life Insurance Company. These transactions are expected to have an effective date of April 2, 2007.

These supplemental schedules are presented as if JPLA acquired LLANY on April 3, 2006 and include the results of operations and financial condition of LLANY in our financial statements beginning on April 3, 2006. The supplemental financial statements for the years ended December 31, 2005 and 2004 exclude the results of operations and financial condition of LLANY. The insurance subsidiaries also submit financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting practices ("SAP") and are significantly different from financial statements prepared in accordance with GAAP. See Note 7.

BUSINESS COMBINATIONS.

On April 3, 2006, LNC completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by SFAS 141, and Jefferson Pilot Financial Insurance Company became wholly owned by LNC. During April of 2007, LLANY merged into the Company.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. The associated fair values of JPLA were at April 3, 2006 "pushed down" to the Company's financial statements in accordance with push down accounting rules. Management is in the process of finalizing internal studies of the fair value of the net assets acquired including investments, value of business acquired ("VOBA"), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained. This may result in adjustments to goodwill, which management does not expect to be material. Further adjustments may be required as additional information becomes available; however, management does not expect such adjustments to be material.

The fair value of JPLA's net assets assumed in the merger was $233 million. Goodwill of $54 million resulted from the excess of purchase price over the fair value of JPLA's net assets. The parent paid a premium over the fair value of JPLA's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with adjustments that were made to the Balance Sheet to get to the fair value of net assets:

                                        JPLA           JPLA
                                    PRELIMINARY     FAIR VALUE
                                     FAIR VALUE   ADJUSTMENTS(1)
                                    -----------   --------------
                                            (IN MILLIONS)
                                    ----------------------------
Investments                           $ 1,307          $  1
Due from reinsurers                        10            --
Deferred policy acquisition costs          --           (60)
Value of business acquired                 65            54
Goodwill                                   54            34
Other assets                               24             5
Assets held in separate accounts           22            --
Policy liabilities                     (1,220)          (19)
Income tax liabilities                     (3)            6
Accounts payable, accruals and
   other liabilities                       (4)           --
Liabilities related to separate
   accounts                               (22)           --
                                      -------          ----
   Total net assets acquired          $   233          $ 21
                                      =======          ====

----------
(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                                                        JPLA
                                                    PRELIMINARY
                                                     FAIR VALUE
                                                   -------------
                                                   (IN MILLIONS)
                                                   -------------
Individual Markets:
Life Insurance                                          $44
Annuities                                                10
                                                        ---
   Total Goodwill                                       $54
                                                        ===

These supplemental financial statements reflect the acquired values in the table below:

                                                       LLANY
                                                      ACQUIRED
                                                       VALUE
                                                   -------------
                                                   (IN MILLIONS)
                                                   -------------
Investments                                           $ 2,356
Due from reinsurers                                        98
Value of business acquired and deferred
   acquisition costs                                      277
Goodwill                                                  110
Other assets                                               75
Assets held in separate accounts                        1,348
Policy liabilities                                     (2,247)
Income tax liabilities                                    (34)
Accounts payable, accruals and other liabilities          (49)
Liabilities related to separate accounts               (1,348)
                                                      -------
   Total net assets acquired                          $   586
                                                      =======

The goodwill resulting from the acquisition was allocated to the following:

                                                       LLANY
                                                      ACQUIRED
                                                       VALUE
                                                   -------------
                                                   (IN MILLIONS)
                                                   -------------
Individual Markets:
Life Insurance                                          $ 93
Annuities                                                 17
                                                        ----
   Total Goodwill                                       $110
                                                        ====

ACCOUNTING ESTIMATES AND ASSUMPTIONS.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, policy liabilities, unearned revenue and the potential effects of resolving litigated matters.

INVESTMENTS.

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs ("DAC") and VOBA. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows;
2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, management applies professional judgment and makes adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Securities held-to-maturity consists of fixed maturity securities, which are carried at amortized cost. These investments consist of securities the Company has the ability and intent to hold to maturity. Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

For the mortgage-backed securities portion of the available-for-sale fixed maturity securities portfolio, the Company recognizes investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. When the Company determines that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on:
1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's observable market price; or 3) the fair value of the collateral. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. The net provision for losses is reported as realized gain (loss) on investments. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Policy loans are carried at aggregate unpaid balances.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with an original maturity of three months or less.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments and net gain (loss) on reinsurance embedded derivative. See Note 3 for additional detail. Realized gain (loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for deferred acquisition costs and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS.

The Company recognizes all derivative instruments as either assets or liabilities in the Supplemental Balance Sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has derivative instruments that are economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

The company has certain modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements with embedded derivatives related to the funds withheld assets. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur.

See Note 12 for further discussion of our accounting policy for derivative instruments.

PROPERTY AND EQUIPMENT.

Property and equipment owned for company use is included in other assets in the Supplemental Balance Sheet and is carried at cost less allowances for depreciation. Provisions for depreciation of property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets.

PREMIUMS AND FEES ON INVESTMENT AND UNIVERSAL LIFE PRODUCTS.

Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

PREMIUMS AND FEES ON TRADITIONAL LIFE INSURANCE PRODUCTS.

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance, certain annuities with life contingencies, accident and health, disability income, and dental insurance and reported as earned over the contract period. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

REINSURANCE BALANCES AND TRANSACTIONS.

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

The Company enters into reinsurance agreements with other companies in the normal course of its business. All reinsurance agreements, excluding Modco agreements, are reported on a gross basis. Modco agreements are reported net, since there is a right of offset.

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, DEFERRED SALES INDUCEMENTS.

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS No. 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain (loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 18 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC being amortized under SFAS 60 for fixed and variable payout annuities. VOBA is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products, (i.e., unit-linked products and variable deferred annuities) and over the premium paying period for insurance products, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

The carrying amounts of DAC and VOBA are adjusted for the effects of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

Bonus credits and amounts credited to policyholders for enhanced interest rates on variable annuity contracts that are under dollar cost averaging ("DCA") funding arrangements are considered sales inducement and deferred as a sales inducement asset ("deferred sales inducements" or "DSI") included in other assets of the Supplemental Balance Sheets. DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") are included in contractholder and policyholder founds of the Supplemental Balance Sheets and are amortized into income over the life of the policy in a manner consistent with that used for DAC. See Note 6.

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions underlying the amortization of DAC, VOBA, DSI and DFEL. We review the various assumptions including investment margins, mortality and retention. These assumptions also impact the reserves for the guarantee features within our variable annuity and life insurance products. In addition to the annual third quarter review of assumptions, if factors or trends indicate that actual experience varies significantly from these assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs and value of business acquired, referred to as prospective unlockings, are reflected in amortization expense within the supplemental statements of income. Prospective unlockings affecting DSI are reflected in benefits expense and affecting DFEL are included in insurance fees within the supplemental statements of income.

DAC and VOBA are reviewed periodically to determine that the unamortized portion does not exceed the expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS.

Assets and liabilities related to separate accounts represent segregated funds administered and invested by us for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the Supplemental Statements of Income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

GOODWILL.

The Company recognizes the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause us to review the carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES.

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality, morbidity, persistency and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue.

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated claims adjustment expenses incurred through the balance sheet date.

The liabilities for future claim reserves for variable annuity products containing GMDB features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

Business assumed by the Company includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2006 participating policies comprised approximately 1.3% of the face amount of insurance in-force, and dividend expenses were $5 million for the year ended December 31, 2006. As of December 31, 2005 participating policies comprised less than 1% of the face amount of insurance in-force, and dividend expenses were less than $1 million for the year ended December 31, 2005.

With respect to its insurance and investment contract liabilities, the Company continually reviews its: 1) overall reserve position; 2) reserving techniques and 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The risk for the secondary guarantee is ceded to an affiliate of the Company in an arrangement that does not qualify as reinsurance. If the Company incurs a claim under the secondary guarantee benefit, then the affiliate will reimburse the Company for the cost of insurance charges. The reinsurance of the secondary guarantee is considered a derivative as it does not meet the insurance risk transfer requirements of FAS 113. The fair value of the derivative is determined based on the fair value of the cash flows related to this agreement.

BENEFITS AND EXPENSES.

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in the Company's general account during 2004 through 2006 ranged from 4% to 7%. For traditional life, group health and disability income products, benefits and expenses, other than DAC and VOBA, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as guaranteed minimum death benefits ("GMDB") and the change in fair values of guarantees for annuity products with guaranteed minimum withdrawal benefits ("GMWB") and guaranteed income benefits ("GIB").

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS.

The Company's employees participate in the pension and postretirement benefit plans sponsored by LNC and LNL. Pursuant to the accounting rules for the obligations to employees under LNC's various pension and other postretirement benefit plans, LNC is required to make a number of assumptions to estimate related liabilities and expenses including the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan.

STOCK BASED COMPENSATION.

The Company is included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid in capital in shareholder's equity.

INCOME TAXES.

On April 3, 2006, Jefferson-Pilot, the Company's ultimate parent at the time, merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries. As a result, LNC became the ultimate parent after completion of the merger. Prior to this merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company, excluding LLANY, will file a separate federal income tax return consolidated with Jefferson Pilot Financial Insurance Company (JPFIC), of which the Company is a wholly owned insurance company subsidiary. Pursuant to an inter company tax sharing agreement with JPFIC, the Company provides for income taxes on a separate company basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

LLANY has elected to file consolidated federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, we adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the Company's income before Federal income taxes or net income.

Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and accordingly, recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 10 for more information regarding our stock-based compensation plans.

STAFF ACCOUNTING BULLETIN NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the supplemental financial statements.

STATEMENT OF POSITION 05-1 -- ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS.

In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for DAC on internal replacements other than those described in SFAS 97. An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We adopted this new accounting guidance effective January 1, 2007, impacting our Individual Markets Annuities business. Our adoption will result in a reduction to our DAC and VOBA balances between $1 million to $2 million pre-tax, which will be recorded as a reduction to retained earnings with no impact on net income. Our estimates are based upon our interpretation of SOP 05-1 and the proposed implementation guidance and do not consider our interpretations of final implementation guidance that could be issued in 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ from our estimates as the issuance of new implementation guidance and evolving industry practice may affect our interpretation and implementation.

FSP 115-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 -- "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments," references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. Our existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where we do not have the intent to hold the securities until either maturity or recovery. We adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on our supplemental financial condition or results of operations.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assts," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and, (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. We expect to adopt SFAS 155 beginning January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Upon adoption of SFAS 155, the fair value election may also be applied to hybrid financial instruments that had previously been bifurcated pursuant to SFAS 133. Prior period restatement is not permitted. SFAS 155 is not expected to have a material impact on our financial condition and results of operations at adoption, however, application of the requirements of SFAS 155 may result in the classification of additional derivative transactions with changes in fair value recognized in net income.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph
13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We adopted the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement was not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets themore-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. We will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our financial condition or results of operations.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our financial condition and results of operations.

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value, and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on our financial condition and results of operations.

STATEMENT OF POSITION 03-1.

In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("the SOP").

The SOP provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for GMDB products. In addition, the SOP addresses the presentation and reporting of separate accounts, the capitalization and amortization of sales inducements, and secondary guarantees on universal-life type contracts. The Company implemented the provisions of the SOP as of January 1, 2004. Adjustments arising from implementation were not material.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale and held -to-maturity are as follows:

                                                              DECEMBER 31, 2006
                                            -----------------------------------------------------
                                                               GROSS        GROSS
                                                COST OR      UNREALIZED   UNREALIZED
                                            AMORTIZED COST      GAINS      (LOSSES)    FAIR VALUE
                                            --------------   ----------   ----------   ----------
                                                                (IN MILLIONS)
                                            -----------------------------------------------------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
   Corporate bonds                               $2,610         $48          $(18)       $2,640
   U.S. Government bonds                             20          --            --            20
   Foreign government bonds                          15           3            --            18
   Asset and mortgage backed-securities             578           7            (5)          580
   State and municipal bonds                         27          --            --            27
   Redeemable preferred stocks                        3          --            --             3
   Affiliate bonds                                    6          --            --             6
                                                 ------         ---          ----        ------
      Total fixed maturities                      3,259          58           (23)        3,294
Equity securities                                     5          --            --             5
                                                 ------         ---          ----        ------
      Total securities available-for-sale        $3,264         $58          $(23)       $3,299
                                                 ======         ===          ====        ======

                                                              DECEMBER 31, 2005
                                            -----------------------------------------------------
                                                               GROSS        GROSS
                                                COST OR      UNREALIZED   UNREALIZED
                                            AMORTIZED COST      GAINS      (LOSSES)    FAIR VALUE
                                            --------------   ----------   ----------   ----------
                                                                (IN MILLIONS)
                                            -----------------------------------------------------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
   Corporate bonds                               $  940         $27          $(12)       $  955
   U.S. Government bonds                              9           1            --            10
   Asset and mortgage backed--securities            151           2            (1)          152
   State and municipal bonds                         11          --            --            11
   Redeemable preferred stocks                        1          --            --             1
                                                 ------         ---          ----        ------
   Total fixed maturities                         1,112          30           (13)        1,129
Equity securities                                     1           1            --             2
                                                 ------         ---          ----        ------
      Total securities available-for-sale        $1,113         $31          $(13)       $1,131
                                                 ======         ===          ====        ======
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
   Corporate bonds                                  104           4            (1)          107
                                                 ------         ---          ----        ------
      Total securities held-to-maturity          $  104         $ 4          $ (1)       $  107
                                                 ------         ---          ----        ------

Future maturities of fixed maturity securities available-for-sale are as follows:

                                               AVAILABLE-FOR-SALE
                                          ---------------------------
                                          AMORTIZED COST   FAIR VALUE
                                          --------------   ----------
                                                 (IN MILLIONS)
                                          ---------------------------
Due in one year or less                       $  152         $  152
Due after one year through five years          1,020          1,029
Due after five years through ten years           828            830
Due after ten years                              681            703
                                              ------         ------
   Subtotal                                    2,681          2,714
Asset and mortgage-backed  securities            578            580
                                              ------         ------
   Total                                      $3,259         $3,294
                                              ======         ======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The quality ratings of fixed maturity securities are as follows:

 NAIC       RATING AGENCY
RATING   EQUIVALENT DESIGNATION   FAIR VALUE   % OF TOTAL
------   ----------------------   ----------   ----------
                                       (IN MILLIONS)
                                  -----------------------
  1      AAA / AA / A               $2,043        62.0%
  2      BBB                         1,147        34.8%
  3      BBB                            69         2.1%
  4      BBB                            28         0.9%
  5      CCC and lower                   7         0.2%
  6      In or near default             --         0.0%
                                    ------         ---
                                    $3,294         100%
                                    ======         ===

The major categories of net investment income are as follows:

                                PERIOD FROM    PERIOD FROM
                                  APRIL 3       JANUARY 1
                                  THROUGH        THROUGH      YEAR ENDED     YEAR ENDED
                                DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                   2006           2006           2005           2004
                                ------------   -----------   ------------   ------------
                                                     (IN MILLIONS)
                                --------------------------------------------------------
Fixed maturity securities           $140           $17            $73            $75
Mortgage loans on real estate         13             1              4              3
Policy loans                           9             1              2              2
Other investments                      1            --             --             --
                                    ----           ---            ---            ---
   Investment revenue                163            19             79             80
Investment expense                    (2)           --             (1)            (1)
                                    ----           ---            ---            ---
   Net investment income            $161           $19            $78            $79
                                    ====           ===            ===            ===

The detail of the net realized gain (loss) on investments and derivative instruments is as follows:

                                PERIOD FROM    PERIOD FROM
                                  APRIL 3       JANUARY 1
                                  THROUGH        THROUGH      YEAR ENDED     YEAR ENDED
                                DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                   2006           2006           2005           2004
                                ------------   -----------   ------------   ------------
                                                     (IN MILLIONS)
                                --------------------------------------------------------
Fixed maturity securities --
   available-for-sale               $(1)           $--            $(4)           $(4)
Associated amortization of
   deferred acquisition costs
   and provision for
   policyholder commitments          (2)            --             --             --
                                    ---            ---            ---            ---
   Net realized (loss) on
      investments                   $(3)           $--            $(4)           $(4)
                                    ===            ===            ===            ===

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, is as follows:

                                                             PERIOD FROM   PERIOD FROM
                                                               APRIL 3      JANUARY 1
                                                               THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                            DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                2006           2006          2005           2004
                                                            ------------   -----------   ------------   ------------
                                                                                   (IN MILLIONS)
                                                            --------------------------------------------------------
Fixed maturity securities -- available-for-sale
Gross gain                                                       $ 3           $--            $ 1            $ 1
Gross loss                                                        (4)           --             (5)            (5)
Associated amortization of deferred acquisition costs and
   provision for policyholder commitments                         (2)           --             --             --
                                                                 ---           ---            ---            ---
Investment expense                                                --            --             --             --
                                                                 ---           ---            ---            ---
   Total investments                                             $(3)          $--            $(4)           $(4)
                                                                 ===           ===            ===            ===

The change in net unrealized gains on investments in fixed maturity and equity securities available-for-sale are as follows:

                                                PERIOD FROM   PERIOD FROM
                                                  APRIL 3      JANUARY 1
                                                  THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                               DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                   2006           2006          2005           2004
                                               ------------   -----------   ------------   ------------
                                                                      (IN MILLIONS)
                                               --------------------------------------------------------
Fixed maturity securities available-for-sale        $37           $(19)         $33            $(10)
Equity securities available-for-sale                 (1)            --           --              --
                                                    ---           ----          ---            ----
   Total                                            $36           $(19)         $33            $(10)
                                                    ===           ====          ===            ====

See Note 5 for a discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

For fixed maturity and equity securities available-for-sale with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                            LESS THAN OR EQUAL         GREATER THAN
                                             TO TWELVE MONTHS         TWELVE MONTHS                TOTAL
                                          ---------------------   ---------------------   ---------------------
                                                        GROSS                   GROSS                   GROSS
                                          CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                            VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                          --------   ----------   --------   ----------   --------   ----------
                                                                        (IN MILLIONS)
                                          ---------------------------------------------------------------------
DECEMBER 31, 2006
   Corporate bonds                          $523         $(5)       $438        $(13)      $  961       $(18)
   U.S. Government bonds                       9          --          --          --            9         --
   Foreign government bonds                    1          --          --          --            1         --
   Asset and mortgage backed-securities       93          --         171          (5)         264         (5)
   State and municipal bonds                  --          --           8          --            8         --
   Redeemable preferred stocks                --          --          --          --           --         --
   Affiliate bonds                             6          --          --          --            6         --
                                            ----         ---        ----        ----       ------       ----
      Total fixed maturities                 632          (5)        617         (18)       1,249        (23)
   Equity securities                          --          --          --          --           --         --
                                            ----         ---        ----        ----       ------       ----
      Total securities                      $632         $(5)       $617        $(18)      $1,249       $(23)
                                            ====         ===        ====        ====       ======       ====

                                            LESS THAN OR EQUAL         GREATER THAN
                                             TO TWELVE MONTHS         TWELVE MONTHS                TOTAL
                                          ---------------------   ---------------------   ---------------------
                                                        GROSS                   GROSS                   GROSS
                                          CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                            VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                          --------   ----------   --------   ----------   --------   ----------
                                                                        (IN MILLIONS)
                                          ---------------------------------------------------------------------
DECEMBER 31, 2005
   Corporate bonds                          $350         $(7)       $138         $(5)       $488        $(12)
   U.S. Government bonds                       1          --          --          --           1          --
   Foreign government bonds                   --          --          --          --          --          --
   Asset and mortgage backed-securities       58          (1)         --          --          58          (1)
   State and municipal bonds                   6          --          --          --           6          --
   Redeemable preferred stocks                 1          --          --          --           1          --
                                            ----         ---        ----         ---        ----        ----
      Total fixed maturities                 416          (8)        138          (5)        554         (13)
   Equity securities                          --          --          --          --          --          --
                                            ----         ---        ----         ---        ----        ----
      Total securities                      $416         $(8)       $138         $(5)       $554        $(13)
                                            ====         ===        ====         ===        ====        ====

Securities available-for-sale deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors considered by the Company in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) the Company's ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value.

Several bonds were written down as other-than-temporarily impaired for a realized loss of less than $1 million, $3 million and $3 million in 2006, 2005 and 2004, primarily due to interest related risk in 2005 and a general weakness in the airline industry during 2004.

See Note 12 for a general discussion of the methodologies and assumptions used to determine fair values.

At December 31, 2006 and 2005 the recorded investment in mortgage loans that were considered to be potentially impaired was $0 and $2 million. The mortgage loan allowance for losses for these impaired mortgage loans for the years ended December 31, 2006, 2005 and 2004 was less than $1 million for each period. The average recorded investment in impaired loans was $2 million from January 1 through April 2, 2006, less than $1 million from April 3 through December 31, 2006, and $2 million and $1 million during the years ended December 31, 2005 and 2004. All interest income on impaired mortgage loans was recognized on the cash basis of income. The interest income recognized on impaired mortgage loans was not significant in 2006, 2005 and 2004.

As of December 31, 2006 and 2005, the Company had no mortgage loans on non-accrual status and no mortgage loans past due 90 days on which interest was still being accrued and there were no delinquent loans outstanding.

As of December 31, 2006 and 2005, the Company had restructured mortgage loans of $3 million. The Company recorded less than $1 million of interest income on these restructured mortgage loans in 2006 and 2005. Interest income in the amount of less than $1 million would have been recorded in both 2006 and 2005 on these mortgage loans according to their original terms.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled less than $1 million and $0 at December 31, 2006 and 2005, respectively.

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $0 and $0 at December 31, 2006 and $3 million and $3 million at December 31, 2005.

The Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized cost of securities sold was $0 and $0.2 million for 2006 and 2005, which resulted in no realized gains or losses.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, the Company did not have a material concentration of financial instruments in a single investee or industry. The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 2006, $75 million, or 30% of such mortgages involved properties located in California, Illinois and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $5 million. Also at December 31, 2006, the Company did not have a material concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial position.

4. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                        PERIOD FROM   PERIOD FROM
                          APRIL 3      JANUARY 1
                          THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                       DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                           2006           2006          2005           2004
                       ------------   -----------   ------------   ------------
                                              (IN MILLIONS)
                       --------------------------------------------------------
Current                     $(8)           $--           $5             $2
Deferred                     27              2            3              5
                            ---            ---          ---            ---
   Total tax expense        $19            $ 2           $8             $7
                            ===            ===          ===            ===

The effective tax rate on pre-tax income is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                      PERIOD FROM   PERIOD FROM
                                        APRIL 3      JANUARY 1
                                        THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                     DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                         2006           2006          2005           2004
                                     ------------   -----------   ------------   ------------
                                                            (IN MILLIONS)
                                     --------------------------------------------------------
Tax rate times pre-tax income             $22           $ 2            $ 7            $ 7
Effect of:
   Tax-preferred investment income         (1)           --             --             --
   Tax credits                             (2)           --             --             --
   Other                                   --            --              1             --
                                          ---           ---            ---            ---
      Provision for income taxes          $19           $ 2            $ 8            $ 7
                                          ===           ===            ===            ===
   Effective tax rate                      31%           35%            36%            35%
                                          ===           ===            ===            ===

The Federal income tax (asset) liability is as follows:

                                         2006   2005
                                         ----   ----
                                        (IN MILLIONS)
                                        -------------
Current                                  $(12)   $(4)
Deferred                                   62     14
                                         ----    ---
   Total Federal income tax liability    $ 50    $10
                                         ====    ===

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                   2006   2005
                                                  -----   ----
                                                 (IN MILLIONS)
                                                 -------------
Deferred tax assets:
Insurance and investment contract liabilities     $  65   $  6
Investments                                           1     --
Obligation for postretirement benefits                1     --
Capital loss carryforward                             1     --
Property, plant, and equipment                       --      1
Other deferred tax asset                              3      1
                                                  -----   ----
   Total deferred tax assets                      $  71   $  8
                                                  -----   ----
Deferred tax liabilities:
Deferral of policy acquisition costs              $ (54)  $(12)
Present value in force                              (62)    (5)
Net unrealized gains on securities                  (12)    (5)
Other deferred tax liability                         (5)    --
                                                  -----   ----
   Total deferred tax liabilities                  (133)   (22)
                                                  -----   ----
   Net deferred income tax liabilities            $ (62)  $(14)
                                                  =====   ====

The Company and its affiliates, with the exception of the acquired LLANY, are part of a consolidated Federal income tax filing with Jefferson Pilot Financial Insurance Company. Cash paid (received) for income taxes in 2006, 2005, and 2004 was ($6) million, $5 million, and $5 million, respectively.

The acquired LLANY files its tax return as part of a consolidated Federal income tax filing with its common parent, LNC.

Net cash paid to LNC for Federal income taxes for the nine months ending December 31, 2006 was $13 million.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, we concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, was suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. Our 2005 dividend activity along with that of our insurance subsidiaries eliminated the account balance during the suspension period.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to the results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which LNC continues to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. The Company does not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

A rollforward of "Deferred Policy Acquisition Costs" which are part of the supplemental balance sheet line item, "Deferred policy acquisition and value of business acquired" is as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1
                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                 2006          2006           2005           2004
                                             ------------   -----------   ------------   ------------
                                                                   (IN MILLIONS)
                                             --------------------------------------------------------
Balance at beginning of period                   $ 60           $53            $37            $23
   Merger accounting fair value adjustment        (60)           --             --             --
   Merger acquired value                          164            --             --             --
   Deferral                                        66             6             19             16
   Amortization                                   (23)           (2)            (8)            (6)
   Adjustment related to realized gains on
      securities available-for-sale                (2)           --             --             --
   Adjustment related to unrealized gains
      on securities available-for-sale             (8)            3              5              5
   Cumulative effect of accounting change          --            --             --             (1)
                                                 ----           ---            ---            ---
      Balance at end of period                   $197           $60            $53            $37
                                                 ====           ===            ===            ===

VALUE OF BUSINESS ACQUIRED

A rollforward of the "Value of Business Acquired" which are part of the balance sheet line item, "Deferred policy acquisition and value of business acquired" is as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1
                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                 2006          2006           2005           2004
                                             ------------   -----------   ------------   ------------
                                                                   (IN MILLIONS)
                                             --------------------------------------------------------
Balance at beginning of period                   $ 12           $11            $12            $ 6
   Merger accounting fair value adjustment         54            --             --             --
   Merger acquired value                          114            --
   Deferral                                         5            --             --             --
   Amortization                                   (14)           --             (2)             2
   Adjustment related to realized gains on
      securities available-for-sale                --            --             --              1
   Adjustment related to unrealized gains
      on securities available-for-sale             (2)            1              1              3
                                                 ----           ---            ---            ---
      Balance at end of period                   $169           $12            $11            $12
                                                 ====           ===            ===            ===

Future estimated amortization of VOBA is as follows:

      2007-$16
      2010-$17
      2008-$16
      2011-$11
      2009-$16
Thereafter-$93


Realized losses on investments and derivative instruments on the Supplemental Statements of Income are net of amounts amortized against DAC and VOBA of $2 million for 2006 and $0 for 2005 and 2004. In addition, realized gains and losses are net of adjustments made to policyholder reserves. These amounts were not material for 2006, 2005 and 2004. The Company has either a contractual obligation or has a consistent historical practice of making allocations of investment gains and losses to certain policyholders.

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the balance sheets. A rollforward of our deferred sales inducement asset is as follows:

                                                 2006   2005
                                                 ----   ----
                                                (IN MILLIONS)
                                                -------------
Balance at beginning of year                      $ 2    $ 1
   Purchase accounting fair value adjustment        6     --
   Cumulative effect of adoption                   --     --
   Capitalized                                      4      1
   Amortization                                    (1)    --
                                                  ---    ---
      Balance at end of year                      $11    $ 2
                                                  ===    ===

Details underlying the supplemental income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1
                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                 2006          2006           2005           2004
                                             ------------   -----------   ------------   ------------
                                                                   (IN MILLIONS)
                                             --------------------------------------------------------
Commissions                                      $62            $4             $16            $14
General and administrative expenses               43             5              13              9
Deferred acquisition costs and value of
   business acquired, net of amortization        (34)           (4)             (9)           (12)
Taxes, licenses and fees                           6             1               2              3
                                                 ---           ---             ---            ---
      Total                                      $77            $6             $22            $14
                                                 ===           ===             ===            ===

The carrying amount of goodwill by reportable segment as of December 31 is as follows:

                      2006   2005
                      ----   ----
                     (IN MILLIONS)
                     -------------
Individual Markets
   Life Insurance     $137    $19
   Annuities            27     --
                      ----    ---
      Total           $164    $19
                      ====    ===

6. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies has been determined using initial interest rate assumptions ranging from 5.5% to 7.8% and, when applicable, uniform grading over 10 years to ultimate rate of 6.5%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 1.25% to 10.00%.

Credited interest rates for universal life-type products ranged from 3.0% to 6.7% in 2006, 2005, and 2004. The average credited interest rates for universal life-type products were 4.5% in 2006, 4.7% in 2005 and 4.2% in 2004. For annuity products, credited interest rates generally ranged from 3.0% to 7.4% in 2006, 3.0% to 6.4% in 2005 and 3.0% to 7.4% in 2004. The average credited interest rate for annuity products was 4.2% for 2006, 3.9% for 2005, and 4.6% in 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. Higher than anticipated claims resulted in adjustments related to a medical block of business that is in run out mode.

Details underlying the balance sheet caption, "Investment Contractholder and Policyholder Funds," are as follows:

                              2006     2005
                             ------   ------
                              (IN MILLIONS)
                             ---------------
Premium deposit funds        $1,000   $   --
Other policyholder funds      2,057    1,094
Deferred front end loads         32        5
Undistributed earnings on
   participating  business        6       --
Policy and contract claims        6        3
                             ------   ------
      Total                  $3,101   $1,102
                             ======   ======

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). The Company also issues variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where the Company contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006. (Note that the Company's variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. Prior to 2006, the Company did not have products with GMDB or GMWB features.

                                                        IN EVENT
                                                        OF DEATH
                                                        --------
(DOLLARS IN MILLIONS)                                     2006
                                                        --------
RETURN OF NET DEPOSIT
   Account value                                         $1,217
   Net amount at risk                                         1
   Average attained age of contractholders                   49
RETURN OF NET DEPOSITS PLUS A MINIMUM
   RETURN (1)
   Average attained age of contractholders                   76
   Guaranteed mininmum return                                 5%
HIGHEST SPECIFIED ANNIVERSARY ACCOUNT VALUE
   MINUS WITHDRAWALS POST ANNIVERSARY
   Account value                                            864
   Net amount at risk                                         2
   Average attained age of contractholders                   64

----------
(1)  Account values and net amounts at risk were not significant for 2006.

Approximately $718 million of separate account values at December 31, 2006, were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS No. 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006, we had approximately $20 million of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

(DOLLARS IN MILLIONS)                                     2006
                                                        --------
Asset Type
Domestic equity                                          $  839
International equity                                        148
Bonds                                                       190
                                                         ------
   Total                                                  1,177
                                                         ------
Money Market                                                148
                                                         ------
   Total                                                 $1,325
                                                         ======
Percent of total variable annuity separate
   account values                                            81%

The following table summarizes the liabilities for GMDB:

(DOLLARS IN MILLIONS)                                   GMDB 2006
                                                        ---------
Balance at January 1                                       $--
Changes in reserves                                          1
Benefits paid                                               --
                                                           ---
   Balance at December 31                                  $ 1
                                                           ===

7. STATUTORY FINANCIAL INFORMATION

The principal differences between SAP and GAAP are 1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
2) VOBA is not capitalized under SAP, but is under GAAP, 3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, 4) the classification and carrying amounts of investments in certain securities are different, 5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, 6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and 7) certain assets are not admitted for purposes of determining surplus under SAP.

JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY.

The Company prepares financial statements on the basis of SAP prescribed or permitted by the New Jersey Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of the statutory financial statements.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $69 million and $101 million. Reported statutory net loss was ($.5) million from January 1 through April 2, 2006, ($26) million from April 3, 2006 through December 31, 2006, and $(1) million and $(5) million for the years ended December 31, 2005 and 2004.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK.

The Company is subject to certain insurance department restrictions as to the transfer of funds and payment of dividends to LNL. Dividends cannot be declared by state of New York life insurance companies without 30-day notice to the Superintendent, who may disapprove. Dividends on Company stock are paid as declared by its Board of Directors. No dividends were declared in 2006.

Net loss as determined in accordance with statutory accounting practices for the Company was ($18) million for 2006. Statutory surplus for the Company was $230 million at December 31, 2006. The state of New York has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and effect the Company's reported statutory surplus. The Company utilizes a prescribed method for calculating annuity reserves, which decreased statutory surplus by $3 million at December 31, 2006. The Company also uses a permitted valuation interest rate on certain annuities, which decreased statutory surplus by less than $1 million at December 31, 2006.

8. REINSURANCE

The Company attempts to reduce exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures the portion of an individual life insurance risk in excess of its retention limits, which ranges from $.4 million to $2.1 million for various individual life and annuity products. Portions of the Company's deferred annuity business have been reinsured on a Modco basis with other companies to limit the company's exposure to interest rate risks. At December 31, 2006, the ceded reserves associated with these reinsurance arrangements totaled $15 million. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances.

As a result of indemnity reinsurance transactions entered into by the LNC, LNL, and LLANY in 1998 to purchase business from Aetna, Inc. and CIGNA Corporation insurance companies, the Company assumes insurance from these companies. Other amounts of insurance are assumed as a result of smaller purchases made by the Company.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No significant credit losses resulted from the Company's reinsurance activities during the three years ended December 31, 2006.

The Company generally assumes portions of the life and accident and health risks underwritten by certain other insurers on a limited basis. In March 2004, Jefferson-Pilot (including the Company) acquired (via a reinsurance transaction) substantially all of the in-force U.S. group life, disability and dental business of the Canada Life Assurance Company (Canada Life), an indirect subsidiary of the Great-West Lifeco Inc.

Upon closing, Canada Life ceded, and the Company assumed, approximately $1 million of policy liabilities. The Company also assumed assets to back these liabilities in the amount of $.2 million, including $.1 million of deferred policy acquisition costs. These deferred policy acquisition costs represent the premium-paying period of the blocks of policies acquired and are amortized over 15 years. The revenues and benefits and expenses associated with these blocks are presented in the Company's supplemental statements of income in a manner consistent with the Company's accounting policies. Most of the business assumed has subsequently been rewritten to our own policy forms such that the Company is now the direct writer of this business.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges, and total benefits were as follows:

                                                PERIOD FROM   PERIOD FROM
                                                  APRIL 3      JANUARY 1
                                                  THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                               DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                   2006           2006          2005           2004
                                               ------------   -----------   ------------   ------------
                                                                      (IN MILLIONS)
                                               --------------------------------------------------------
Premiums and other considerations assumed          $ --           $--           $--             $--
Less Premiums and other considerations ceded        (39)           (1)           (4)             (2)
                                                   ----           ---           ---             ---
   Net reinsurance premiums and fees               $(39)          $(1)          $(4)            $(2)
                                                   ====           ===           ===             ===

9. RETIREMENT BENEFIT PLANS

The Company's employees are included in LNC's various benefit plans that provide for pension and other post-retirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS.

LNC maintains funded defined benefit pension plans for most of its U.S. employees including those of the Company. Effective January 1, 2002, the employees' pension plan was converted to a cash balance formula. Eligible employees retiring before 2012 will have their benefits calculated under both the old final average pay formula and the cash balance formula and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the cash balance formula. Benefits under the final average pay formula are based on total years of service and the highest 60 months of compensation during the last 10 years of employment. Under the cash balance formula, employees have guaranteed account balances that earn annual benefit credits and interest credits each year. Annual benefit credits are based on years of service and base salary plus bonus. All benefits accruing under the defined benefit plan for agents were frozen as of December 31, 1994. The plan is funded by contributions to a tax-exempt trust. LNC's funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future. Effective January 1, 2005, LNC amended the employees' pension plan to include 100% of eligible bonus amounts as compensation under the cash balance formula only.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees (including those of the Company): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans. The supplemental retirement plan provides defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain officers of the Company with a defined pension benefit based on years of service and final monthly salary upon death or retirement. This plan was frozen as of December 31, 2004. LNC also sponsors unfunded plans that provide post-retirement medical, dental and life insurance benefits to full-time U.S. employees who, depending on the plan, have worked for the Company 10 years and attained age 55. Medical and dental benefits are also available to spouses and other dependents of employees. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employee's post-retirement plan was amended to provide that employees not attaining age 50 by that date are not eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees that attained the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age 70. Beginning January 1, 2002, the employees' post-retirement plan was amended to require employees not yet age 50 with five years of service by year end 2001 to pay the full medical and dental premium cost when they retire.

LNC uses December 31 as the Measurement Date for its Pension and Post-Retirement Plans.

The Company's employees participate in the Ultimate Parent's tax-qualified and non-qualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts with Jefferson-Pilot Life Insurance Company, an affiliate. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of Jefferson-Pilot Life Insurance Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Ultimate Parent. Pension expense for all years presented was not significant.

The Company's employees participate in the Ultimate Parent's contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2, the Company remeasured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

401(K) AND PROFIT SHARING PLANS.

LNC sponsors contributory defined contribution plans (401(k) plans) for eligible U.S. employees (including those of the Company.) The Company's contribution to the 401(k) plans is equal to 50% of each participant's pre-tax contribution, not to exceed 6% of base pay plus cash bonus, and is invested as directed by the participant. An additional discretionary contribution of up to 100% may be made with respect to a participant's pre-tax contribution (again up to 6% of base pay plus cash bonus). The amount of discretionary contribution varies according to whether LNC has met certain performance-based criteria as determined by the Compensation Committee of LNC's Board of Directors. The Company's expense for the 401 (k) plan were not significant in 2006, 2005 and 2004.

DEFERRED COMPENSATION PLANS.

LNC sponsors deferred compensation plans for certain U.S. employees including those of the Company who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a menu of "phantom" investment options (identical to those offered under LNC's qualified savings plans) used as investment measures for calculating the investment return notionally credited to their deferrals. Under the terms of these plans, the Company agrees to pay out amounts based upon the aggregate performance of the investment measures selected by the participants. The Company makes matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of the Company's contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans were not significant in 2006.

The Company's total liabilities associated with these plans were $1 million at December 31, 2006.

DEFINED CONTRIBUTION PLANS.

The Company participates in the Ultimate Parent's defined contribution retirement plan covering most employees and full time agents. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of the Parent's common stock. Most plan assets are invested under a group variable annuity contract issued by Jefferson-Pilot Life Insurance Company. Plan expense for all years presented was not significant.

10. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights, ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123 (R) under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total pre-tax compensation expense for stock-based awards to employees of the Company was not significant for 2006, 2005 and 2004.

Excluding the option grants made in February 2006, outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an insignificant expense on April 3, 2006.

11. SHAREHOLDERS EQUITY

Details underlying the balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                               2006     2005
                                              ------   ------
                                               (IN MILLIONS)
                                              ---------------
Fair value of securities available-for-sale   $3,299   $1,131
Cost of securities available-for-sale          3,264    1,113
Unrealized gain                                   35       18
Adjustments to DAC and VOBA                      (12)      (3)
Amounts required to satisfy policyholder
   commitments                                    (1)      --
Deferred income taxes                             (8)      (5)
                                              ------   ------
Net unrealized gain on securities
   available-for-sale                         $   14   $   10
                                              ======   ======

Details underlying the change in net unrealized gain on securities available-for-sale, net of reclassification adjustment shown on the Statements of Shareholder's Equity are as follows:

                                                                     PERIOD FROM   PERIOD FROM
                                                                       APRIL 3      JANUARY 1
                                                                       THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                                    DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                        2006           2006          2005           2004
                                                                    ------------   -----------   ------------   ------------
                                                                                           (IN MILLIONS)
                                                                    --------------------------------------------------------
Unrealized gains (losses) on securities available-for-sale
   arising during the year                                               $16           $(10)         $(20)          $(4)
Less: Purchase accounting elimination of net unrealized loss              (1)            --            --            --
Less: Merger acquired value                                                3             --            --            --
Less: Reclassification adjustment for gains on disposals of prior
year inventory included in net income(1)                                  --             --            (4)           (4)
Less: Federal income tax expense (benefit) on reclassification            --             --             1             1
                                                                         ---           ----          ----           ---
Net change in unrealized gain on securities available-for-sale,
   net of reclassifications and federal income tax expense               $14           $(10)         $(17)          $(1)
                                                                         ===           ====          ====           ===

----------
(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments.

12. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

FIXED MATURITY SECURITIES -- HTM AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE

The estimated fair value of mortgage loans on real estate is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or; 3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS.

The fair value of policy loans outstanding has been estimated using a current risk-free interest rate applied to expect future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

DERIVATIVE INSTRUMENTS.

Fair values for these contracts are based on current settlement values. These values are based on industry standard models that are commercially available for put options. These models project cash flows of the derivatives using current and implied future market conditions. The cash flows are then present-valued to arrive at the derivatives' current fair market values.

OTHER INVESTMENTS, CASH AND INVESTED CASH.

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying supplemental balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting.

INVESTMENT TYPE INSURANCE CONTRACTS.

The supplemental balance sheet captions, "Insurance Policy and Claim Reserves" and "Insurance and Investment Contractholder and Policyholder Funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the supplemental balance sheet captions, "Insurance Policy and Claim Reserves" and "Investment Contractholder and Policyholder Funds that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor has the Company determined the fair value of such contracts. It is the Company's position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed.

INVESTMENT COMMITMENTS.

Fair values for commitments to make investments in fixed maturity securities (primarily private placements) are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS.

Assets and liabilities related to separate accounts are reported at fair value in the supplemental balance sheet.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                               DECEMBER 31, 2006   DECEMBER 31, 2005
                                                              ------------------   -----------------
                                                              CARRYING     FAIR    CARRYING     FAIR
                                                                VALUE     VALUE      VALUE     VALUE
                                                              --------   -------   --------   ------
                                                                           (IN MILLIONS)
                                                              --------------------------------------
ASSETS (LIABILITIES):
Securities available-for-sale
   Fixed maturies                                              $ 3,294   $ 3,294    $1,129    $1,129
   Equity                                                            5         5         2         2
Securities held-to-maturity
   Fixed maturies                                                   --        --       104       107
Mortgage loans on real estate                                      251       256        85        86
Policy loans                                                       184       198        30        35
Derivative instruments *                                             2         2        --        --
Other investments                                                    3         3        --        --
Cash and invested cash                                              43        43         5         5
Deposit contracts and certain guaranteed interest contracts     (1,807)   (1,771)     (781)     (757)

----------
* Total derivative instruments for 2006 represent reinsurance related embedded derivatives of $2 million recorded as a contra-liability in insurance policy and claim reserves on the Supplemental Balance Sheets.

13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt instruments for its investment portfolio in private placement transactions. At December 31, 2006, there was $10.1 million of outstanding commitments to acquire debt securities in private placement transactions.

The Company is involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of the Company.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

14. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides products and services in two operating businesses, Individual Markets and Employer Markets, and report results through four business segments. The following is a brief description of these segments.

Individual Markets. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs

Employer Markets. The Employer Markets business provides its products through the Retirement Products segment. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Retirement Products segment, which consists of its Defined Contribution and Executive Benefits businesses, Employer Markets provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance.

We also have "Other Operations," which includes the financial data for operations that are not directly related to the business segments as well as unallocated items (such as corporate investment income on assets not allocated to our business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Financial data by segment is as follows:

                                         PERIOD FROM   PERIOD FROM
                                           APRIL 3      JANUARY 1
                                           THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                        DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                            2006           2006          2005           2004
                                        ------------   -----------   ------------   ------------
                                                               (IN MILLIONS)
                                        --------------------------------------------------------
REVENUE:
Segment operating revenue:
   Individual Markets:
      Individual Annuities                  $ 65           $12           $ 53            $55
      Life Insurance                         152            12             48             42
                                            ----           ---           ----            ---
         Individual Markets Total            217            24            101             97
                                            ----           ---           ----            ---
   Employer Markets:
      Retirement Products                     41            --             --             --
      Group Protection                        15             4              6              1
                                            ----           ---           ----            ---
         Employer Markets Total               56             4              6              1
                                            ----           ---           ----            ---
Other Operations                               5             1              4              4
Net realized investment results(1)            (2)           --             (4)            (4)
                                            ----           ---           ----            ---
         Total                              $276           $29           $107            $98
                                            ====           ===           ====            ===

                                         PERIOD FROM   PERIOD FROM
                                           APRIL 3      JANUARY 1
                                           THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                        DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                            2006           2006          2005           2004
                                        ------------   -----------   ------------   ------------
                                                               (IN MILLIONS)
                                        --------------------------------------------------------
NET INCOME:
Segment net income:
   Individual Markets:
      Individual Annuities                   $14            $ 1           $ 4            $ 5
      Life Insurance                          21              2            10              7
                                             ---            ---           ---            ---
         Individual Markets Total             35              3            14             12
                                             ---            ---           ---            ---
   Employer Markets:
      Retirement Products                      2             --            --             --
      Group Protection                         2             --            --             --
                                             ---            ---           ---            ---
         Employer Markets Total                4             --            --             --
                                             ---            ---           ---            ---
Other Operations                               4             --             2              2
Net realized investment results(2)            (1)            --            (3)            (2)
                                             ---            ---           ---            ---
         Net Income                          $42            $ 3           $13            $12
                                             ===            ===           ===            ===

----------
(1) Includes realized losses on investments of $3 million, $4 million and $4 million for 2006, 2005 and 2004, respectively.

(2) Includes realized losses on investments of $2 million, $3 million and $2 million for 2006, 2005 and 2004, respectively.

                             2006     2005
                            ------   ------
                             (IN MILLIONS)
                            ---------------
ASSETS:
   Individual Markets:
      Annuities             $2,512   $  920
      Life Insurance         2,383      491
   Employer Markets:
      Retirement Products    1,284       --
      Group Protection          26        8
      Other Operations          70       69
                            ------   ------
   Total                    $6,275   $1,488
                            ======   ======

15. TRANSACTIONS WITH AFFILIATES

JPLA has entered into service agreements with Jefferson-Pilot Life Insurance Company and certain of its affiliates for personnel and facilities usage, general management services, and investment management services. The Company expensed, prior to deferrals, $17 million from April 3 through December 31, 2006, $4 million from January 1 through April 2, 2006, and $13 million and $9 million during the years ended December 31, 2005 and 2004, for general management and investment services provided by Jefferson-Pilot Life Insurance Company. At December 31, 2006 and 2005, the Company had $5 million and $2 million payable to Jefferson-Pilot Life Insurance Company related to these service contracts. These balances are included in other assets on the supplemental balance sheets.

The Company owns no securities of the Parent or any affiliate of the Parent other than LNC Senior Promissory Note issued during 2006. The Notes are due in 2007 and bear an interest rate of 5.25%. The carrying amount of $6 in reflected in the supplemental balance sheet as of December 31, 2006. Interest income recognized by the Company relating to the preceding assets was insignificant during 2006.

Delaware Management Holdings Inc. ("DMH"), a wholly owned subsidiary of LNC, is responsible for the management of the Company's general account investments. The management of these investments is priced on an "at cost" basis. The Company paid fees of approximately $1 million to DMH for investment management services for in 2006.

The Company provides services to and receives services from affiliated companies plus it receives an allocation of corporate overhead from LNC, which resulted in net payments of $20 million in 2006. The Company's related accounts payable to affiliates was $4 million as of December 31, 2006.

The Company cedes business to one affiliated company, LNL. During the fourth quarter of 2004, the Company entered into an additional arrangement with Lincoln National Reinsurance Company (Barbados) Ltd. relating to certain risks for certain universal life policies, which resulted from recent actuarial reserving guidelines. The caption insurance premiums, in the accompanying the Supplemental Statements of Income has been reduced by $6 million for premiums paid on these contracts from April 3 through December 31, 2006. The captions insurance policy and claim reserves and contractholder funds, in the supplemental accompanying balance sheets have been reduced by $9 million as of December 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Lincoln Life & Annuity Company of New York
(formerly known as Jefferson Pilot LifeAmerica Insurance Company)

We have audited the accompanying supplemental balance sheets of Lincoln Life & Annuity Company of New York (formerly known as Jefferson Pilot LifeAmerica Insurance Company) as of December 31, 2006 and 2005, and the related supplemental statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2006. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental financial statements give retroactive effect to the merger of Jefferson Pilot LifeAmerica Insurance Company with Lincoln Life & Annuity Company of New York, which occurred on April 2, 2007. Immediately after completion of the merger, Jefferson Pilot LifeAmerica Insurance Company changed its name to Lincoln Life & Annuity Company of New York. The merger has been accounted for in a manner similar to a pooling-of-interests as described in Note 1 to the supplemental financial statements. Generally accepted accounting principles proscribe giving effect to a consummated acquisition accounted for by the pooling-of-interests method in the financial statements that do not include the date of consummation. These supplemental financial statements do not extend through the date of consummation. However, they will become the historical financial statements of Lincoln Life & Annuity Company of New York (formerly known as Jefferson Pilot LifeAmerica Insurance Company) after financial statements covering the date of consummation of the merger are issued.

In our opinion, the supplemental financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Life & Annuity Company of New York (formerly known as Jefferson Pilot LifeAmerica Insurance Company) at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of the consummation of the business combination.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 2, 2007

                                    PART II

                        FEES AND CHARGES REPRESENTATION
    Lincoln Life & Annuity Company of New York represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life & Annuity Company of New York.

                                  UNDERTAKING
    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                INDEMNIFICATION

       (a) Brief description of indemnification provisions.

           In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York (LLANY) provides that LLANY will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LLANY, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LLANY. Certain additional conditions apply to indemnification in criminal proceedings.

           In particular, separate conditions govern indemnification of directors, officers, and employees of LLANY in connection with suits by, or in the right of, LLANY.

           Please refer to Article VII Section 2 of the By-Laws of LLANY (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.

       (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

    This registration statement comprises the following papers and documents:

       The facing sheet;
       A cross-reference sheet (reconciliation and tie);
       Prospectus One consisting of 94 pages;
       Prospectus Two consisting of 94 pages;
       The fees and charges representation;
       The undertaking to file reports;
       Statements regarding indemnification;
       The contents of registration statement;
       Exhibit list;
       The signatures.
       Powers of Attorney.

       Consents of:

           Frederick C. Tedeschi, Esquire
           Independent Registered Public Accounting Firm

    1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
         (1) Resolution of the Board of Directors of Lincoln Life & Annuity Company of New York and related documents authorizing establishment of the Account.(2)
         (2)   Not applicable.
         (3)   (a)  Principal Underwriting Agreement between Lincoln Financial
                    Advisors Corporation and Lincoln Life & Annuity Company of New York.(3)
               (b)  Selling Group Agreement.(5)
               (c)  Commission Schedule for Variable Life Policies.(8)
         (4)   Not applicable.
         (5)   (a)  Form of Policy and Application.(2)
                    Form of Contract LN655NY, form of Application B10409NY.(4) Addendum to Application B15 NY.(6)
         (6)   (a)  Articles of Incorporation of Lincoln Life & Annuity Company
                    of New York.(1)
               (b)  Bylaws of Lincoln Life & Annuity Company of New York.(1)
         (7)   Not applicable.
         (8)   Fund Participation Agreements.
               Agreements between Lincoln Life & Annuity Company of New York and Amendments thereto:
               (a)  AIM Variable Insurance Funds.
               (b)  Alliance Variable Products Series Fund, Inc.
               (c)  American Funds Insurance Series.
               (d)  Baron Capital Funds Trust.
               (e)  BT Insurance Funds Trust.
               (f)  Delaware Group Premium Fund.
               (g)  Fidelity Variable Insurance Products Fund.
               (h)  Franklin Templeton Variable Products Series Fund.
               (i)  Janus Aspen Series.
               (j)  Lincoln National.
               (k)  MFS-Registered Trademark- Variable Insurance Trust.
               (l)  Neuberger Berman Advisers Management Trust.
               (m)  Putnam Variable Trust.
         (9) Service Agreement and amendments thereto between Lincoln Life & Annuity Company of New York and Delaware Service Company, Inc.(7)
         (10)  See Exhibit 1(5).
    2.   See Exhibit 1(5).
    3.   Opinion and Consent of Frederick C. Tedeschi, Esq. filed herewith.
    4.   Not applicable.
    5.   Not applicable.
    7. Consent of Independent Registered Public Accounting Firm filed herewith.
    8.   Not applicable.

(1) Incorporated by reference to Post-Effective Amendment No. 17 on Form N-6 to Registration Statement on Form S-6 (File No. 333-77496) filed on April 2, 2007.

(2) Incorporated by reference to Registration Statement on Form N-8B-2 (File No. 811-08651) filed on February 11, 1998.

(3) Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6 (File No. 333-42507) filed on February 26, 1999.

(4) Incorporated by reference to Registration Statement From S-6 (File No. 333-33778) filed on March 31, 2000.

(5) Incorporated by reference to Post Effective Amendment No. 1 on Form N-4 (File No. 333-93875) filed on April 28, 2000.

(6) Incorporated by reference to Registration Statement on Form S-6 (File No. 333-84684) filed on March 21, 2002.

(7) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-43373) filed on April 4, 2002.

(8) Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form S-6 (File No. 333-46113) filed on September 18, 2001.

                                  SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, the Registrant, LLANY Separate Account R for Flexible Premium Variable Life Insurance, has duly caused this initial Registration Statement on Form N-6 to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut, on the 2nd day of April, 2007.

                              LLANY Separate Account R for Flexible Premium Variable Life Insurance
                              (Registrant)


                        /s/ Christine S. Frederick
                              By _______________________________
                              Christine S. Frederick
                              Second Vice President and Chief Compliance Officer Lincoln Life & Annuity Company of New York




                              Lincoln Life & Annuity Company of New York
                              (Depositor)


                        /s/ Christine S. Frederick
                              By ________________________________
                              Christine S. Frederick
                              Second Vice President and Chief Compliance Officer





Pursuant to the requirements of the Securities Act of 1933, as amended, this initial Registration Statement has been signed below on April 2, 2007, by the following persons, as officers and directors of the Depositor, in the capacities indicated:

Signature      Title

/s/ Dennis R. Glass*
______________________________President and Director
Dennis R. Glass(Principal Executive Officer)

/s/ Frederick J. Crawford*
______________________________Chief Financial Officer and Director
Frederick J. Crawford            (Principal Financial Officer)

/s/ J. Patrick Barrett*
______________________________Director
J. Patrick Barrett

/s/ Jon A. Boscia         *
______________________________Director
Jon A. Boscia

/s/ Charles C. Cornelio*
______________________________Director
Charles C. Cornelio

/s/ George W. Henderson, III*
______________________________Director
George W. Henderson, III

/s/ Mark E. Konen      *
______________________________Director
Mark E. Konen

______________________________Director
Barbara S. Kowalczyk

/s/ M. Leanne Lachman*
______________________________Director
M. Leanne Lachman

/s/ Louis G. Marcoccia*
______________________________Director
Louis G. Marcoccia

/s/ Jill S. Ruckelshaus*
______________________________Director
Jill S. Ruckelshaus

/s/ Michael S. Smith*
______________________________Director
Michael S. Smith

/s/ Westley V. Thompson     *
______________________________Director
Westley V. Thompson

/s/ Christine S. Frederick
*By:________________________________________
Christine S. Frederick, Attorney-in-Fact

                                  POWER OF ATTORNEY

We, the undersigned directors and/or officers of Lincoln Life & Annuity Company of New York, hereby constitute and appoint Mary Jo Ardington, Kelly D. Clevenger, Christine S. Frederick, Robert L. Grubka, Rise C. M. Taylor and Frederick C. Tedeschi, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Initial Registration Statements; including exhibits, or other documents filed on Forms N-6 or N-4 or any successors to these Forms, filed with the Securities and Exchange Commission, under the Investment Company Act of 1940, on behalf of the Company in its own name or in the name of one of its Separate Accounts , hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement as follows:

Variable Life Insurance Separate Accounts:
Lincoln Life & Annuity Flexible Premium Variable Life Account M: 811-08559 LLANY Separate Account R for Flexible Premium Variable Life: 811-08651
LLANY Separate Account S for Flexible Premium Variable Life: 811-09257 Lincoln Life & Annuity Flexible Premium Variable Life Account Y: 811-21029 Lincoln Life & Annuity Flexible Premium Variable Life Account JA-B: 811-08470

Variable Annuity Separate Accounts:
Lincoln Life & Annuity Variable Annuity Account H: 811-08441
Lincoln Life & Annuity Variable Annuity Account L: 811-07785
Lincoln New York Account N for Variable Annuities: 811-09763

The execution of this document by the undersigned for this specific purpose is effective as of April 2, 2007.

Signature                                       Title

/s/ Dennis R. Glass
______________________________  President and Director
Dennis R. Glass                                 (Principal Executive Officer)

/s/ Frederick J. Crawford
______________________________          Chief Financial Officer and Director
Frederick J. Crawford                           (Principal Financial Officer)

/s/ J. Patrick Barrett
______________________________          Director
J. Patrick Barrett

/s/ Jon A. Boscia
______________________________          Director
Jon A. Boscia

/s/ Charles C. Cornelio
______________________________          Director
Charles C. Cornelio

/s/ George W. Henderson
______________________________          Director
George W. Henderson, III

/s/ Mark E. Konen
______________________________          Director
Mark E. Konen


_____________________________           Director
Barbara S. Kowalczyk

/s/ M. Leanne Lachman
______________________________          Director
M. Leanne Lachman

/s/ Louis G. Marcoccia
______________________________          Director
Louis G. Marcoccia

/s/ Jill S. Ruckelshaus
______________________________          Director
Jill S. Ruckelshaus

/s/ Michael S. Smith
______________________________          Director
Michael S. Smith

/s/ Westley V. Thompson
______________________________          Director
Westley V. Thompson

For Dennis R. Glass:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 16th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires:  9/13/08

For Frederick J. Crawford:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 19th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires: 9/13/08





For J. Patrick Barrett:

State of  NY            )
                        ) SS.
County of Onondaga      )

Sworn and subscribed before me this 15th day of March, 2007.

/s/ Albert J. Calnon
------------------------------------
Notary Public
My Commission Expires:  4/9/07

For Jon A. Boscia:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 16th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires:  9/13/08

For Charles C. Cornelio:

State of  NC            )
                        ) SS.
County of Guilford      )

Sworn and subscribed before me this 14 day of March, 2007.

/s/ Debbie B. Marlow
------------------------------------
Notary Public
My Commission Expires: 6-15-07

For George W. Henderson, III:

State of  NC            )
                        ) SS.
County of Guilford      )

Sworn and subscribed before me this 21st day of March, 2007.

/s/ Joyce K. Cole
------------------------------------
Notary Public
My Commission Expires:  6-14-09

For Mark E. Konen:

State of  NC            )
                        ) SS.
County of Guilford      )

Sworn and subscribed before me this 14 day of March, 2007.

/s/ Debbie B. Marlow
------------------------------------
Notary Public
My Commission Expires:  6-15-07

For Barbara S. Kowalczyk:

State of                )
                        ) SS.
County of               )

Sworn and subscribed before me this _____ day of March, 2007.

------------------------------------
Notary Public
My Commission Expires:

For M. Leanne Lachman:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 19th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires:  9/13/08

For Louis G. Marcoccia:

State of  New York      )
                        ) SS.
County of Onondaga      )

Sworn and subscribed before me this 15th day of March, 2007.

/s/ Nancy J. Freeman
------------------------------------
Notary Public
My Commission Expires:  April 24, 2007


For Jill S. Ruckelshaus:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 21st day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires: 9/13/08

For Michael S. Smith:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 15th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires: 9/13/08

For Westley V. Thompson:

State of  Connecticut   )
                        ) SS. Hartford
County of Hartford      )

Sworn and subscribed before me this 26th day of March, 2007.

/s/ Barbara A. Tofield
------------------------------------
Notary Public
My Commission Expires: 2/28/2008













Version: March 1, 2007